As filed with the Securities and Exchange Commission on September 16, 2021.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IHS Holding Limited
(Exact Name of Registrant as Specified in its Charter)
Not Applicable
(Translation of Registrant’s Name into English)
Cayman Islands (State or other Jurisdiction of Incorporation or Organization)	3669 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom
+44 20 8106 1600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
C T Corporation System
28 Liberty Street
New York, NY 10005
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:
Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Benjamin J. Cohen, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Roxane F. Reardon, Esq. Jonathan R. Ozner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company. ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, par value $0.001 per share	$100,000,000	$10,910

(1)
Includes the aggregate offering price of additional ordinary shares that may be acquired by the underwriters if the underwriters’ option to purchase additional ordinary shares is exercised.

(2)
Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject To Completion, Dated September 16, 2021.
           Shares
IHS Holding Limited
Ordinary Shares

This is the initial public offering of ordinary shares of IHS Holding Limited. We are selling        of our ordinary shares, and certain of our existing shareholders identified in this prospectus, or the Selling Shareholders, are selling                 of our ordinary shares in this offering. We will not receive any proceeds from the sale of ordinary shares being sold by the Selling Shareholders.
The underwriters may also exercise their option to purchase up to                 additional ordinary shares from us and an additional                 ordinary shares from the Selling Shareholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per share will be between $      and $      . We have applied to have our ordinary shares listed on the New York Stock Exchange under the symbol “IHS.”
We are eligible to be treated as a “foreign private issuer” under applicable Securities and Exchange Commission rules, and, as such, have elected to comply with certain reduced disclosure requirements for this prospectus. See “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

See “Risk Factors” on page 25 to read about factors you should consider before buying our ordinary shares.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$

(1)
We refer you to “Underwriting” for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares against payment in New York, New York on           , 2021.
Joint Global Coordinators
Goldman Sachs & Co. LLC	J.P. Morgan	Citigroup
Joint Book-Running Managers
RBC Capital Markets	Barclays	Absa Bank Limited
Co-managers
Cowen	Investec	RenCap	RMB
Academy Securities	Loop Capital Markets	Ramirez & Co., Inc.	Siebert Williams Shank	Tigress Financial Partners

Prospectus dated                 , 2021.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the United States.
We are incorporated in the Cayman Islands, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

We are responsible for the information contained in this prospectus. Neither we, the Selling Shareholders nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we, the Selling Shareholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We, the Selling Shareholders, and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted.
You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.
ABOUT THIS PROSPECTUS
Prior to the consummation of this offering, IHS Holding Limited, a company incorporated in the Republic of Mauritius under the Mauritian Companies Act 2001 as a private limited liability company, will be registered by way of continuation as an exempted company limited by shares under the Companies Act of the Cayman Islands. On the date of this prospectus, the Company’s share capital will be reorganized, all of the outstanding Class A and Class B shares of IHS Holding Limited will be exchanged on a      basis for ordinary shares, the outstanding options granted pursuant to IHS Holding Limited’s existing long-term incentive plan will be converted into ordinary shares, the Articles will be adopted and the Company will cease to be incorporated in the Republic of Mauritius and will be incorporated and registered by way of continuation as an exempted company limited by shares under and subject to the Companies Act (as amended) of the Cayman Islands. We refer to this as our Migration. Except where the context otherwise requires or where otherwise indicated, the terms “IHS Towers,” “the Company,” “the Group,” “we,” “us,” “our,” “our company” and “our business” refer to the company named IHS Holding Limited, incorporated in the Republic of Mauritius prior to the Migration and in the Cayman Islands following the Migration, in each case together with its consolidated subsidiaries as a consolidated entity.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.
Use of Non-IFRS financial measures
Certain parts of this prospectus contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Consolidated Adjusted Funds From Operations, or Consolidated AFFO, and Adjusted Funds From Operations, or AFFO. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.
We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.
We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.
We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.
Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.
Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.
Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.
Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:
•
they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;

•
some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

•
the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.
We define Consolidated Adjusted Funds From Operations, or Consolidated AFFO, as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of our business, adjusted to take into account interest paid, interest income received, revenue withholding tax, income taxes paid, lease payments made, amortization of prepaid site rent, maintenance capital expenditures and routine corporate capital expenditures.
We define AFFO as Consolidated AFFO, excluding the impact of the portion of Consolidated AFFO attributable to non-controlling interests.
We believe Consolidated AFFO and AFFO are useful to investors because they are also used by our management for measuring our operating performance, profitability and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, in order to assess the long-term, sustainable operating performance of our business through an understanding of the funds generated from operations, we also take into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditures and routine corporate capital expenditures, to derive Consolidated AFFO. Consolidated AFFO and AFFO provide management with a metric through which to measure how the underlying business is performing by further adjusting for expenditures that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain non-cash items that impact profit/(loss) in any particular period.
AFFO measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an AFFO-related performance measure when reporting their results. AFFO measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the long-term, sustainable operating performance of a business. We present Consolidated AFFO and AFFO to provide investors with a meaningful measure for comparing our operating performance to those of other companies, particularly those in our industry.
Consolidated AFFO and AFFO, however, are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Consolidated AFFO and AFFO as reported by us to Consolidated AFFO and AFFO as reported by other companies. Consolidated AFFO and AFFO are unaudited and have not been prepared in accordance with IFRS.
Consolidated AFFO and AFFO are not intended to replace profit/(loss) for the period or any other measures of performance under IFRS, and you should not consider Consolidated AFFO or AFFO as an alternative to operating profit/(loss) or profit/(loss) for the period or other financial measures as determined in accordance with IFRS. Consolidated AFFO and AFFO have limitations as analytical tools, and you should not consider these in isolation. Some of these limitations are:
•
not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditures are not included;

•
some of the items that we eliminate in calculating Consolidated AFFO and AFFO reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period;

•
the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;

•
the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and

•
the fact that other companies in our industry may calculate Consolidated AFFO and AFFO differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Consolidated AFFO or AFFO.

v

MARKET AND INDUSTRY DATA
We obtained the industry, market and competitive position data and forecasts in this prospectus from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including Euromonitor International Limited. Certain industry, market and competitive position data as described under “Industry” and information extracted from that section referred to elsewhere in this prospectus is based on third-party data provided by Analysys Mason Limited, or Analysys Mason, commissioned between May 15, 2021 and May 27, 2021 for use in this prospectus. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Our and Analysys Mason’s data is derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our and Analysys Mason’s internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. Analysys Mason’s third party data is also prepared on the basis of information provided and views expressed by mobile operators, tower operators and other parties (including certain views expressed and information provided or published by individual operators, service providers, regulatory bodies, industry analysts and other third party sources of data). Although Analysys Mason has obtained such information from sources it believes to be reliable, neither we nor Analysys Mason have verified such information. You are cautioned not to give undue weight to these estimates and assumptions.
In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market related analyses and estimates, requiring us to rely on our own internally developed estimates regarding the industry in which we operate, our position in the industry, our market share and the market shares of various industry participants based on our experience, our own investigation of market conditions and our review of industry publications, including information made available to the public by our competitors. While we believe our internal estimates to be reasonable, these estimates have not been verified by any independent sources and you are cautioned not to give undue weight to these estimates.
Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources and from our and Analysys Mason’s estimates are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus and as described under “Cautionary Statement Regarding Forward-Looking Statements.” These forecasts and other forward-looking information, are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.
In addition, our and Analysys Mason’s estimates involve risks and uncertainties and are subject to change based on various factors. See “Risk Factors”, “Industry” and “Business” for further discussion.

TRADEMARKS, SERVICE MARKS AND TRADENAMES
We have proprietary rights to trademarks used in this prospectus, which are important to our business, many of which are registered under applicable intellectual property laws.
Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CERTAIN DEFINED TERMS
Unless the context provides otherwise, references herein to:
•
“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.

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“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.

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“Articles” refers to our amended and restated memorandum and articles of association, which will be in effect on consummation of this offering.

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“CBN” refers to the Central Bank of Nigeria.

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“Centennial Acquisition” refers to the acquisition by us on March 19, 2021 of Centennial Colombia and the acquisition by us on April 8, 2021 of Centennial Brazil, both from affiliates of Centennial Towers Holding LP. At closing, Centennial Colombia had 217 towers and Centennial Brazil had 602 towers.

•
“Centennial Brazil” refers to Centennial Towers Brasil Coöperatief U.A. and its subsidiaries.

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“Centennial Colombia” refers to Centennial Towers Colombia, S.A.S. and its subsidiaries.

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“CSS” refers to Cell Sites Solutions — Cessão de Infraestruturas S.A.

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“CSS Acquisition” refers to the acquisition by us on February 18, 2020 of CSS from affiliates of Goldman Sachs and Centaurus Capital LP. At closing, CSS had 2,312 towers, including 2,251 towers in Brazil, 51 in Peru and 10 in Colombia.

•
“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.

•
“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.

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“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.

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“Contracted Tenant Lease Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, including lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s contractual term, as of a specified date. In aggregating Contracted Tenant Lease Revenue, we have taken the average quarterly lease rate for our Key Customers as of June 30, 2021, which is applied to the remaining term of the tenancies and lease amendments of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants or new Lease Amendments added, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Tenant Lease Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.”

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“Dollar”, “USD” or “$” refer to U.S. dollars.

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“EMEA” refers to Europe, the Middle East and Africa.

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“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

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“GSM” refers to Global System for Mobile Communications technologies for our large MNO customers, which comprise the most prevalent type of technology on our towers to date.

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“HTN Towers” refers to Helios Towers Nigeria Limited, now known as IHS Towers NG Limited.

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“HTN Towers Acquisition” refers to the acquisition by us of 100% of the share capital of HTN Towers in 2016, which included the acquisition of 1,211 towers, of which 925 were towers with at least one Tenant. An additional 368 towers were operated under a Managed Services agreement at the time of acquisition, which was subsequently terminated in April 2017.

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“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.

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“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.

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“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia and Zain Kuwait.

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“Kuwait Acquisition” refers to the acquisition by us of up to 1,620 towers from Zain Kuwait. The acquisition was signed in October 2017, and we completed multiple closings totaling 1,229 towers as of June 30, 2021. The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.

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“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.

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“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this prospectus.

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“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers, including maintenance, security and power supply.

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“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.

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“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.

•
“MNOs” refers to mobile network operators.

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“MTN Acquisition” refers collectively to the acquisition by us of 8,850 towers from MTN Nigeria Limited, or MTN Nigeria, signed in December 2014, at the financial closing of which in December 2014 we acquired tranche one of the sites comprising 4,154 towers, followed by the acquisition of tranche two of the sites comprising 4,696 towers in July 2015. The business resulting from this acquisition is INT Towers.

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“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, and MTN Rwandacell Limited, or MTN Rwanda.

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“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.

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“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing Methodology.

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“Naira” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.

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“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.

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“sites” refers to towers that are owned or operated by us.

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“Skysites” refers to Skysites Holdings S.A.

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“Skysites Acquisition” refers to the acquisition by us on January 6, 2021 of Skysites from a group of eighteen persons. At closing, Skysites had 1,005 towers in Brazil.

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“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.

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“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.

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“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.

•
“TIM Fiber Acquisition” refers to our signing of definitive transaction agreements with TIM Brasil on May 5, 2021 in relation to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Upon closing, which remains subject to customary conditions and approvals, the existing and future fiber assets will be operated in Brazil through a new entity, which we refer to as FiberCo, in which we will own 51% of the shares upon completion and TIM Brasil will own the remaining 49%.

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“TIM Brasil” refers to TIM S.A.

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“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.

•
“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

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PROSPECTUS SUMMARY
This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, our historical consolidated audited financial statements, including the notes thereto, and our historical unaudited condensed consolidated interim financial statements, including the notes thereto, included in this prospectus, before deciding whether or not to invest in our ordinary shares.
Overview
Our Business
We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for 596 million people in emerging markets, across three regions and nine countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of June 30, 2021, we operated 30,207 Towers across five countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in six of the nine markets in which we operate and we are the only independent tower operator of scale in five of these markets.
We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in telecommunications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on Towers, however we have begun complementing this business with additional telecommunications infrastructure offerings for our customers such as fiber connectivity. Aligned to this inorganic growth strategy, in February 2020 we completed the first closing of 1,022 towers in Kuwait through a controlling investment pursuant to the Kuwait Acquisition for the acquisition of up to 1,620 towers in the aggregate, with a further 207 towers transferred in subsequent closings. Also in February 2020 we completed the acquisition of 2,312 towers through a 100% investment pursuant to the CSS Acquisition with towers primarily in Brazil, as well as Peru and Colombia. More recently in 2021, we acquired 1,005 towers in Brazil pursuant to the Skysites Acquisition, 819 towers in Brazil and Colombia pursuant to the Centennial Acquisition and also signed definitive agreements for the acquisition of certain fiber assets from TIM Brasil pursuant to the TIM Fiber Acquisition, where TIM Brasil will be the anchor tenant on the fiber network. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.
Largest Independent Multinational Tower Companies Globally

Source:    Company filings and TowerXchange

Note:    Data as of June 30, 2021 for ATC, Cellnex, SBA, IHS Towers and Helios. Data as of July 2021 for Phoenix Tower International. “ATC” refers to American Tower Corporation, “Cellnex” refers to Cellnex Telecom S.A., “SBA” refers to SBA Communications Corporation, “PTI” refers to Phoenix Towers International and “Helios” refers to Helios Towers plc.
For the years ended December 31, 2020 and 2019, we generated revenue of $1,403 million and $1,231 million, losses for the period of $323 million and $423 million and Adjusted EBITDA of $819 million and $669 million, respectively. For the years ended December 31, 2020 and 2019, we had a loss margin of 23% and 34% and our Adjusted EBITDA Margin was 58% and 54%, respectively. See “Summary Consolidated Financial and Operating Data” for a reconciliation of Adjusted EBITDA to profit/(loss) for the period, the most directly comparable IFRS measure. For the year ended December 31, 2020 compared to the year ended December 31, 2019, we realized year over year growth of 14% for revenue, a decrease of 24% for loss and 22% growth for Adjusted EBITDA.
For the six months ended June 30, 2021, we generated revenue of $764 million, a profit for the period of $77 million and Adjusted EBITDA of $490 million, resulting in a profit margin of 10.0% and an Adjusted EBITDA Margin of 64.2%. For the six months ended June 30, 2021, we achieved a profit of $77 million, compared to a loss of $353 million for the six months ended June 30, 2020, and we achieved year over year growth in our revenue and Adjusted EBITDA of 15.0% and 30.7%, respectively, compared to the six months ended June 30, 2020.
Our core business is providing shared telecommunications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of June 30, 2021, our owned and operated tower portfolio supported 45,487 Tenants, with a Colocation Rate of 1.51x.
Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 19 transactions, building a footprint that currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, Zambia, Brazil, Peru, Colombia and Kuwait. We are the largest tower operator in six of the nine markets in which we operate and are the only independent tower operator of scale in five of these markets. Our markets in Latin America (which we just entered in 2020) are the only ones in which we do not have a leadership position today.
To support the telecommunications infrastructure needs of our customers, we typically enter into long-term MLAs of 5 to 15 years in duration, which have historically yielded strong renewal rates. As of June 30, 2021, the average remaining length of our MLAs with our Key Customers, who represented 92% of our Tenants, was 6.3 years. Additionally, these Key Customers had aggregate Contracted Tenant Lease Revenue of $9.8 billion and an average remaining tenant lease term of 7.4 years as of June 30, 2021.
Our MLAs typically include annual inflation-linked revenue escalators, limited customer termination rights and, in certain cases, provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluation. For the six months ended June 30, 2021 and the years ended December 31, 2020, 2019 and 2018, 63%, 65%, 65% and 66%, respectively, of our revenues were linked to the U.S. dollar or euro. Foreign currency-linked elements implemented in certain of our contracts aim to help provide protection against potentially adverse movements in local currency. Our U.S. dollar-linked revenues are denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. In other cases, such as Côte d’Ivoire and Cameroon, the MLAs are in local currencies that have a fixed exchange rate, or are “pegged”, to the euro. Our Middle East and Latin American businesses have MLAs, which typically only contain local currency lease fees. See “Risk Factors — Risks Relating to Our Business — The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.”
We have historically increased the number of our owned and operated Towers through a combination of constructing New Sites, as well as through acquisitions of tower portfolios from MNOs and independent tower companies. Shortly after entering new markets through acquisitions, we typically begin constructing New Sites.
IHS Towers Overview by Country
			Market Share (December 31, 2020)
Country	2020 Population (millions)	# of IHS Towers June 30, 2021	# of IHS Towers December 31, 2020	Estimated Outsourced Towers December 31, 2020	Estimated Total Towers December 31, 2020	IHS Towers Market Position
Nigeria	209	16,522	16,537	25,535	37,625	#1
Côte d’Ivoire	27	2,701	2,702	2,702	4,079	#1
Cameroon	27	2,215	2,214	2,214	5,208	#1
Zambia	19	1,751	1,753	1,753	3,491	#1
Rwanda	13	1,160	958	958	1,605	#1
Kuwait	4	1,229	1,162	1,162	5,858	#1
Brazil	213	4,350	2,419	46,842	64,075	#5*
Peru	33	51	51	6,731	17,903	n.m.
Colombia	51	228	11	8,647	17,474	n.m.

*
IHS Towers market position is #4 after taking into consideration the Skysites Acquisition and the Centennial Acquisition, which we completed in January 2021 and April 2021, respectively.

Source:   Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates and IHS.

We believe we offer a unique balance between existing infrastructure with visible revenue streams and high potential for revenue growth given the strong growth potential in our countries, the strength of our market positions within each country and our strategically important, unique tower locations. We believe that we are well positioned to improve margins and cash flow, while achieving long-term growth due to:
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a large and scalable platform that provides critical infrastructure to help drive telecommunications activity and broader digital and economic progress;

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a long-standing and stable operational platform that consistently delivers on our service level agreements to customers with proven network reliability;

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a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and enter carefully selected growth-oriented markets with compelling underlying fundamentals; and

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a comprehensive commitment towards contributing to sustainability and the well-being of our communities and environments where we operate.

Our successful performance so far is the result of many years of building, acquiring, operating, managing, and owning telecommunications infrastructure in emerging market environments. As one of the pioneers of the tower infrastructure industry in Africa, we have worked with our customers to develop the experience needed to operate and grow a successful business in our sector. Our experience has provided us with years of insight, deep operational expertise, and strong relationships with various stakeholders that we believe will allow us to enhance our leadership position in existing and new markets. Our track record is highlighted by the following milestones:
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2001:   Founded as a builder of telecommunication Towers for MNOs in Nigeria; our founders continue to lead the business today.

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2004:   Launched our Managed Services operations for MNO-owned Towers with services including maintenance, security and power supply.

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2009:   Began owning Towers and leasing space to MNOs in Nigeria and launched our Colocation operations through which we lease space to other MNOs.

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2013:   Acquired MTN Côte d’Ivoire’s tower portfolio of 911 Towers and MTN Cameroon’s 818 Towers. Additionally, completed MLL agreements for Orange Côte d’Ivoire’s tower portfolio of 1,191 Towers and Orange Cameroon’s 819 Towers.

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2014:   Successfully completed a $2.0 billion equity raise, which was drawn down in 2014 and 2015.

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2014:   Entered Zambia and Rwanda through the acquisitions of MTN’s tower portfolios of 719 Towers in Zambia and 550 Towers in Rwanda. These transactions helped establish us as the largest independent tower company in EMEA by tower count.

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2014:   Executed landmark transactions in Nigeria to acquire a total of 10,966 Towers. We acquired 4,154 of these Towers from MTN Nigeria and 2,116 of these Towers from 9mobile in 2014 and the balance of 4,696 Towers from MTN Nigeria the following year.

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2015:   Expanded through the acquisitions of Airtel Zambia’s 949 Towers and Airtel Rwanda’s 200 Towers and further expanded in Nigeria through the acquisition of an additional 555 Towers from 9mobile.

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2016:   Acquired HTN Towers which owned 1,211 Towers, the first tower company-to-tower company transaction in Africa, which reinforced our leadership in Africa’s largest market.

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2016:   Issued our debut $800 million 9.500% senior notes due 2021 (now fully refinanced and redeemed as noted below under 2019), the largest African corporate high yield bond single issue offering at the time.

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2019:   Refinanced outstanding debt of our Nigeria operations (approximately $1.8 billion), including issuing $1.3 billion of new senior notes, as well as new senior credit facilities, resulting in a more simplified debt capital structure, extended maturities and lower cost of debt.

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2020:   Expanded our footprint by entering the Middle East through the completion of the Kuwait Acquisition, a controlling investment in Zain Kuwait’s 1,620 towers in Kuwait, of which we completed the first closing of 1,022 towers in February 2020 and 140 towers in October 2020.

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2020:   Expanded our footprint by entering Latin America through the completion of the CSS Acquisition, for 2,312 towers primarily across Brazil, as well as Peru and Colombia.

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2020:    Completed a tack-on transaction for $150 million in aggregate principal amount of senior notes and upsized our IHS Holding Revolving Credit Facility to $225 million in available borrowing capacity.

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2021:   Expanded our Latam business through the acquisitions of Skysites in Brazil, Centennial Brazil and Centennial Colombia, acquiring 1,005 towers, 602 towers and 217 towers, respectively.

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2021:   Signed definitive agreements with TIM Brasil for the acquisition of existing fiber assets and future deployment of fiber assets in Brazil, pursuant to the TIM Fiber Acquisition.

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2021:   Completed third closing of 67 towers in April 2021 in Kuwait pursuant to the Kuwait Acquisition, with the remainder of the towers currently managed and operated under a Managed Services agreement until they can be legally transferred to us. Completed acquisition of 162 towers in April 2021 from Airtel Rwanda.

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2021:   Expanded the restricted group for our $1,450 million senior notes to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (other than unrestricted subsidiaries).

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2021:    Entered into a $500 million bridge facility in August 2021 that can be used for certain acquisitions. Upsized IHS Holding Revolving Credit Facility by $20 million to $245 million in July 2021. As of August 18, 2021, the IHS Holding Revolving Credit Facility and the IHS Holding Bridge Facility remain undrawn.

We believe that the underlying telecommunications trends in our markets will continue to drive the need for additional infrastructure and enable us to further augment our growth through continued Colocation, Lease Amendments, New Site construction, adjacent telecommunications infrastructure investments such as fiber and acquisition activity. New telecommunication infrastructure services such as small cells will further add to our growth opportunities with the roll-out of 5G in some of our markets. As of June 30, 2021, with an average age of our tower portfolio of 5.9 years, based on the date of integration of the sites, and a Colocation Rate of 1.51x, we believe that we have a young portfolio with ample capacity to continue growing organically, as well as to realize further gains on operating margins from operational efficiencies. We believe this organic growth will help drive enhanced cash flow generation from our existing assets.
Our Industry
Macroeconomic Overview
Several key macroeconomic trends influence the propensity to adopt wireless telecommunication services, and thereby drive the expected long-term demand for telecommunications infrastructure and network capacity. We seek out markets that demonstrate these trends and that we believe will provide long-term growth and appropriate risk-adjusted returns.
Population Growth:    Our markets exhibit high population growth rates. As of 2020 there were approximately 596 million people in our nine markets, and analysts from Euromonitor International Limited, Economies & Consumers, which we refer to as Euromonitor, estimate that number could reach approximately 644 million by 2025. The CAGR of the population in our markets, weighted by our Tower count as of June 30, 2021, has averaged 2.3% from 2015 to 2020 and is forecasted to grow at a 2.1% CAGR from 2020 to 2025, which exceeds the global average of 1.0% according to The World Bank.
Population Age:    In our markets, approximately 18% of the total population is between the ages of 15 and 24 as of the end of 2020, according to Euromonitor. The median age across our nine markets,

is approximately 21 years old, according to country-specific data from Euromonitor weighted by our Tower count as of June 30, 2021, which compares to the global median age of 31 years old, according to the United Nations. In addition, according to Euromonitor approximately 15% of the total population in our markets is between the ages of 25 to 34. With many “high demand” users, our markets continue to see increasing voice usage and strong demand increases for data. This segment represents a key portion of the expanding middle-class, who tend to find wireless telecommunications services to be critical to their day-to-day lives. We expect that this increase in total usage and demand for quality data services will drive demand for more wireless infrastructure.
Increasing Urbanization:    Countries with a higher degree of urbanization typically have higher mobile penetration rates, higher ARPU and more rapid deployment of next generation wireless technology and networks, which we also believe are drivers of demand for additional telecommunications infrastructure. Across our markets we have urban populations that are approaching or exceed 52% of the total population according to Euromonitor, while Rwanda has urbanization levels that are lower, but growing. The majority of our markets are experiencing increasing urbanization levels, which we expect will support demand for additional telecommunications infrastructure.
GDP Growth and Wireless Telecommunications as a Core Driver:   The markets in which we operate typically demonstrate high GDP growth relative to more developed markets. Higher GDP growth generally translates into a larger middle class with higher disposable incomes to consume wireless telecommunications, as compared to when such markets were less developed. Mobile subscribers are expected to continue to use their handsets for increasingly integrated communications, social, entertainment and business applications. In many of our markets, the handset has generally become an increasingly important part of everyday life. More businesses are leveraging the productivity benefits of enhanced telecommunications services and individuals are demanding more and better communications services, which in turn contributes to further GDP growth. The resulting impact on GDP growth has a positive impact on broader economic development and creates steady demand for increased telecommunications infrastructure.
Telecommunications and Towers Industry
Large and Growing Wireless Telecommunications Industry
Wireless is the main form of telecommunications:   In our markets, wireless services and networks are the primary and preferred method of telecommunications due to a lack of fixed line infrastructure.
Large addressable market for mobile telecommunications services:   The wireless markets in which we operate are among the fastest growing in the world. In aggregate, total mobile service revenues in our markets were $30.9 billion as of 2020. The total number of mobile SIMs in these markets is estimated to increase from 604 million in 2020 to 684 million in 2025, while average SIM penetration in these markets, weighted by our Tower count in each market as of June 30, 2021, is expected to increase from 102% to 108% (as a result of certain users having more than one mobile phone or more than one SIM card installed on their mobile phone) from 2020 to 2025. In addition to this absolute growth in subscribers, we also expect the subscriber mix to change from mostly 2G / 3G subscribers to more data-intensive 3G, 4G and also 5G subscribers. We believe these growth trends will continue given the favorable macroeconomic and demographic factors in our markets.
Multiple MNOs competing in the market:   Within each of our markets, there are multiple MNOs, and this dynamic can promote healthy competition in the broader telecommunications market. Telecommunications infrastructure providers typically benefit from this dynamic. Additionally, MNOs are expanding services, especially around data, that could require investment in the latest technologies, and in turn require more space and power on towers. Since a large portion of wireless subscribers in our markets are on prepaid packages and more prone to switching service providers, network quality is critical. To compete, MNOs must continually invest in their networks and service offerings. Whether MNOs deploy advanced wireless networks, increase network densification due to increased data consumption or improve ongoing network coverage to their end users, these variables drive increased demand for telecommunications infrastructure.

Attractive Opportunity for Telecommunications Infrastructure Providers
Well-established contractual framework between MNOs and telecommunications infrastructure providers:   We believe that the outsourced tower management model is mutually beneficial to MNOs, telecommunications infrastructure providers and ultimately subscribers. MNOs benefit from their agreements with telecommunications infrastructure providers in multiple ways, including reduced operating and capital expenditures. Such outsourcing typically enables MNOs to dedicate more time and resources to enhancing service quality and innovation, customer service and marketing. Furthermore, MNOs that sell their existing towers to telecommunications infrastructure providers may also realize capital proceeds, which provide flexibility to invest in these initiatives. Outsourcing allows telecommunications infrastructure providers to use their specialized focus and relationships with MNOs and suppliers across the value chain to better manage towers, enable faster time-to-market for MNOs as well as increased MNO roll-out due to a lower capital expenditure requirement for them.
Consistent track record of telecommunications infrastructure outsourcing:   As a result of outsourcing benefits and increasing MNO competition, MNOs in Africa and Latin America have increasingly outsourced their tower ownership to third-party operators; we believe further outsourcing opportunities remain in these regions. While the tower business model is well established in Africa and Latin America, the shift in tower ownership is in its infancy in the Middle East and could provide growth opportunities for tower companies. We believe that this trend is similar to the ones that have played out across other geographies.
Need for additional telecommunications infrastructure:   Many emerging and some less developed markets are underinvested in telecommunications infrastructure. Strong demand for new technologies and data services is increasing the utilization on existing towers and driving the demand for new towers. For example, some African wireless networks are supporting nearly two times the number of subscribers per tower site as in the United States. The higher utilization significantly impacts network quality and is unsustainable, requiring additional network investment. Without fixed line broadband alternatives, we believe that more tower capacity may be necessary.
Favorable regulatory environment for telecommunications infrastructure:   National telecommunications regulators encourage improved capacity, expanded coverage and improved quality of service. Growing populations and wireless usage, as well as improved quality of service and roll-out obligations, requires MNOs to invest in both existing and new communications equipment and tower companies filling the need to host this equipment. Tower companies play a role in implementing regulators’ policy objectives on improving coverage and mitigating down-time or poor network quality. Favorable regulation contributes to encouraging investment in new infrastructure and sharing among the MNOs. We believe that the operating model of independent passive telecommunications infrastructure providers, such as ourselves, is aligned with these goals.
High barriers to entry:   Significant resources are required to build or buy regional or national tower footprints at our scale in our markets. We have had a first mover advantage in the majority of the markets in which we currently operate as we have completed the first MNO tower purchase deals in such markets. In addition to building our scale, we have also developed significant operating expertise, which includes a local presence, tower management, site selection, development and acquisition capabilities, experience navigating regulatory processes and management of energy supply contracts. We believe that a combination of all of these factors is critical to effectively compete in our markets.
The table below summarizes some of the key telecoms metrics that we estimate in our markets and that demonstrate the expected growth in demand for wireless telecommunications services across our markets as well as broader markets:

	Nigeria	Zambia	Rwanda	Côte d’Ivoire	Cameroon	Kuwait	Brazil	Peru	Colombia	Total/Average
2020 / 2025 Mobile SIMs (millions)	200 / 239	19 / 24	11 / 13	38 /44	25 / 30	7 / 7	206 / 224	36 / 37	62 / 65	604 / 684
Growth (2020-2025 CAGR)	3.6%	5.0%	4.9%	3.2%	3.8%	(0.3)%	1.7%	0.4%	0.8%	3.3%
2020 / 2025 Mobile Penetration	96% / 101%	102% / 113%	81% / 91%	141% / 146%	91% / 98%	161% / 158%	97% / 102%	110% / 107%	122% / 124%	102% / 108%
2020 / 2025 2G SIM Penetration	30% / 14%	41% / 14%	78% / 60%	28% / 11%	61% / 26%	2% / 0%	7% / 4%	15% / 7%	15% / 4%	30% / 14%
2020 / 2025 3G SIM Penetration	62% / 43%	44% / 27%	16% / 9%	58% / 48%	29% / 35%	39% / 9%	11% / 2%	32% / 14%	43% / 19%	48% / 33%
2020 / 2025 4G SIM Penetration	8% / 40%	15% / 60%	6% / 28%	14% / 40%	10% / 38%	58% / 40%	81% / 85%	52% / 72%	42% / 70%	22% / 47%
2020 / 2025 5G SIM Penetration	0% / 3%	0% / 0%	0% / 3%	0% / 1%	0% / 1%	1% / 50%	0% / 10%	0% / 8%	0% / 6%	0% / 5%
2020 / 2025 Smartphone Adoption	41% / 64%	47% / 72%	21% / 32%	41% / 59%	51% / 66%	83% / 88%	86% / 93%	73% / 88%	56% / 62%	50% / 68%
2020 / 2025 Average Data Usage (GB / SIM / month)	0.8 / 3.8	0.7 / 2.4	0.5 / 1.7	1.0 / 3.5	0.7 / 2.5	39.6 / 60.1	2.5 / 13.0	5.1 / 17.8	1.4 / 9.5	2.7 / 7.2
2020 Voice Usage (Min / handset / month)	120	102	199	129	93	100	140	255	211	124
2020 Total towers (thousands)	37.6	3.5	1.6	4.1	5.2	5.9	64.1	17.9	17.5	157.3
2020 SIMs per tower (thousands)	5.3	5.4	6.6	9.3	4.7	1.2	3.2	2.0	3.6	5.2
2020 Market colocation rate(1)	1.17x	1.35x	1.61x	1.51x	1.26x	1.01x	1.51x	1.48x	1.20x	1.28x

Source: Analysys Mason estimates, Euromonitor International Limited (Economies & Consumers data), IHS
(1): Market colocation rate calculated as MNO points of presence, or PoPs, divided by Towers
Note: All metrics excluding mobile SIMs and Total towers are weighted based on our Towers per market as of June 30, 2021, Mobile SIM Penetration is as of the end of each year, based on Analysys Mason mobile SIMs and Euromonitor population estimates adjusted to year-end figures. 2G, 3G, 4G and 5G SIM Penetration refers to the number of SIMs of each technology as a percentage of total SIMs in the market.
Our Competitive Strengths
We believe the following strengths position us to deliver operationally for our customers as well as generate strong financial returns and growth:
We are a clear leader in the majority of our current markets, which we support with a high quality asset base and service.
Large and Growing Telecommunications Markets.   We believe the markets in which we currently operate are structurally favorable, as a result of having large, growing populations and low mobile penetration, particularly relating to 4G and 5G SIM penetration. Our nine markets covered approximately 604 million SIMs as of December 31, 2020. Our African markets are generally characterized by low mobile penetration, and a high number of subscribers per tower compared with the U.S. and Western Europe. These markets are also attractive due to an increasing need for 3G and 4G coverage and capacity, with 55% 3G SIM penetration and only 9% 4G SIM penetration as of December 31, 2020. Over the longer term, we also expect 5G technology to become available in these markets. To meet the anticipated telecommunications growth in our African markets, it is expected that these markets will require over 22,000 new towers and over 30,000 new MNO points of presence over the period December 2020 to December 2025. We have also opened up new growth markets in 2020 with the completion of the Kuwait Acquisition and the CSS Acquisition in Latin America, giving us additional exposure to the growth and technology trends in these markets as well. It is estimated that these markets in Latin America will require over 19,000 new towers and over 42,000 new MNO points of presence over the period December 2020 to December 2025. As telecommunication networks in our markets evolve, we believe that there may also be increasing demand for other telecommunications infrastructure, such as fiber connectivity and data centers.
Significant Market Scale.   We are the number one tower operator in six of our nine markets. As of December 31, 2020, we had an estimated 65% market share of independently owned or operated sites in Nigeria, which is the largest telecommunications market in Africa by subscribers, and we are the only independent tower operator in five more of our current markets. As of June 30, 2021, we are the largest tower operator in Africa, measured by tower count. In the Middle East, we are the first independent tower company to enter the region with the completion of the Kuwait Acquisition.
As a leader in many of our markets, we benefit from operational efficiencies that help drive financial performance. We have strategically acquired multiple tower portfolios in each of our African markets and have selectively consolidated Towers, where we move Tenants from one Tower to another, to reduce costs. Follow-on transactions in new markets are an important element of our inorganic growth strategy, and we have reinforced our position in our markets, completing follow-on transactions in each of our African markets, as well as Brazil and Colombia. We own or operate approximately 47% of all Towers (73% of independent Towers) in our combined African markets and therefore benefit when MNOs invest in additional coverage and capacity, either on our existing sites or through the share of new sites we deliver in the market. We believe our scale and market position gives us a unique opportunity to increase our revenue per tower through Colocation and Lease Amendments as MNOs upgrade their networks from 2G and 3G to 4G and 5G further in the future.
Substantial and Defensible Market Share.   Given the size and scale of our business and our track record of growth and service to our customers, we believe we are well positioned to maintain or even grow our market share. Our market position is backed by long-term contracts that we have a history of successfully maintaining. We have a presence across all the states of Nigeria, with coverage estimated at 80% of the population. We believe that in Nigeria, we have delivered the majority of estimated demand for new site deployments by independent tower companies in the market over the last two years, and we are the only independent tower operator in five of our other markets. For the period covering 2018, 2019 and 2020 and the first six months of 2021, we have added 11,228 Tenants, 15,716 Lease Amendments and constructed 2,428 New Sites. As of June 30, 2021, we have built over 6,900 New Sites since our inception. We continue to provide quality service and take a partnership approach with our customers in radio frequency planning. We also benefit from high barriers to entry in our industry, including the capital intensive nature of building new tower portfolios and, in certain instances, zoning rules that restrict Towers and masts from being built within a certain radius of each other. We believe these factors underpin the strength of our market leadership and position us to take advantage of opportunities in our markets.
We have a proven business model with high quality revenue visibility that is backed by long-term, inflation-linked contracts.
Proven business model coupled with recurring revenues and long-term contracts.   We offer MNOs reliable services in exchange for monthly lease fees that are underpinned by long-term contracts, creating long-term revenue visibility. For MNOs, there are high costs and potential service interruptions associated with switching tower infrastructure and, historically, we have had a track record of successfully renegotiating and extending our contracts with MNOs. As of June 30, 2021, we had $9.8 billion of Contracted Tenant Lease Revenue from an average remaining tenant lease term of 7.4 years and an average remaining length of our MLAs of 6.3 years . In many cases, our contracts also include limited customer termination rights, inflation-linked revenue escalators and power indexation clauses to mitigate against certain increases in diesel prices. In certain cases, our contracts also include provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluations.
The majority of our revenue comes from MNOs that are subsidiaries of large, publicly listed multi-national MNOs, including MTN Group and MTN Nigeria, Orange Group, Airtel Africa, Zain Group, Telecom Italia and TIM S.A., Telefonica, America Movil and Millicom. Many of our customers enjoy the support of their broader organizations and our multi-country partnerships help facilitate strong relationships throughout our markets.

Structurally favorable unit economics.   The absence of competing infrastructure in the vicinity of our Towers helps enable strong demand from existing customers and positions our Towers as the preferred location for potential new demand. Time to market advantages for New Site construction, cost-to-build considerations and in some cases, regulatory restrictions create natural and high barriers to entry into our markets. We are able to achieve favorable unit economics through additional Tenants and Lease Amendments via colocation that allow us to improve our margins and our return on invested capital. When we add additional Tenants via Colocation and Lease Amendments, we generally incur limited incremental costs and typically do not provide additional tenant discounts. We also have the ability to reduce certain of our costs per Tenant, which are mostly fixed, with the exception of power costs in our African and Middle East markets, which are variable. For example, in Nigeria where we invested in hybrid power solutions (which combine diesel generators with solar and/or battery systems) on more than 9,000 sites, we achieved a reduction in diesel consumption on those sites. Our new business in Latin America does not have the same operational requirements as our African or Middle Eastern businesses, given power is generally the responsibility of the customers and land lease costs are typically passed through to them. With a Colocation Rate of 1.51x across our portfolio as of June 30, 2021, our sites have the capacity to add additional Tenants before reaching a similar Colocation Rate as our older tower vintages. For example, as of June 30, 2021, our tower vintages up to 2010 had a Colocation Rate of 2.21x. We believe our success in leasing up and colocating on our older Towers is a strong indicator of our ability to lease-up, grow revenue and expand margins on our newer Towers.
We have contractual protections against macroeconomic volatility.   For the six months ended June 30, 2021, and the years ended December 31, 2020 and 2019, 63%, 65% and 65%, respectively, of our revenues were linked to the U.S. dollar or euro. Most of our operating costs are in local currency, and we have structured our contracts to provide protection against inflation and, in some cases, local currency devaluation.
Our MLAs in the Middle East and Latin America have local currency lease fees with annual inflation linked escalators. In our African markets the local currency components of our lease fees typically adjust with local currency linked inflation provisions and U.S. dollar components of our lease fees typically adjust with U.S.-linked inflation provisions. The majority of our costs do not have mechanical indexation, enabling us to both grow our revenue and manage our cost base. With the exception of the cost of diesel, which is typically paid in local currency, but linked to the U.S. dollar through the international price of oil, substantially all of our direct and indirect operating expenses are denominated in and incurred in local currency. Capital expenditures may be linked to U.S. dollars in some instances, but are also incurred in local currency, providing further resilience to macroeconomic volatility.
We have a track record of both organic and inorganic growth.
We have a number of organic growth opportunities.   There are a number of avenues that have driven our historical organic growth and that we believe will continue to drive future organic growth, including Colocation, Lease Amendments and New Sites. These opportunities are typically the result of our customers looking to densify their networks, improve their network coverage and capacity and upgrade their networks with new technologies, in response to growing populations and data demand from end users in our markets. Our MLAs also typically include annual inflation-linked escalations, ensuring contractual increases to revenue.
In response to these growing needs, we benefit from customers choosing Colocation in order to get to market quickly on an existing site of ours. Colocations are a highly attractive opportunity as they enable us to lease-up our existing assets with minimal incremental capital expenditure and operating expenses required. As of June 30, 2021, and December 31, 2020, 2019 and 2018, we achieved a Colocation Rate of 1.51x, 1.54x, 1.56x and 1.52x, respectively. When we acquire towers from mobile operators, these typically have a low Colocation Rate that reduces our overall Colocation Rate, but at the same time these towers result in a further colocation opportunity for our other customers.
Lease Amendments represent an opportunity for existing Tenants to enhance their existing position or upgrade technology at a Tower by installing additional equipment on that Tower or requesting certain ancillary services. For the six months ended June 30, 2021, and the years ended December

31, 2020, 2019 and 2018, we added 3,495, 4,379, 3,621 and 4,221 Lease Amendments, respectively. Colocation and Lease Amendments both support our growth by increasing our operating leverage.
We typically construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation. Since our inception, we have built over 6,900 New Sites. For the six months ended June 30, 2021, and the years ended December 31, 2020, 2019 and 2018, we built 589, 362, 305 and 1,172 New Sites, respectively.
We also benefit from the opportunity to generate revenue from adjacent services, including fiber, DAS and small cells. These opportunities do not constitute a material contribution to our revenues today, although we will look to continue to expand these opportunities as an area of growth in the future, particularly in our new markets in Brazil and Kuwait where 5G roll-out is close to commencing and has already commenced, respectively.
We have a track record of inorganic growth through acquiring, consolidating and integrating tower portfolios.   Since our inception, we have completed 19 transactions for more than 24,500 Towers across nine countries. These transactions have enabled us to achieve our strong in-market positioning, which is key to both our ability to provide high quality services and to ensure the sustainability of the fundamentals of our business. Our recently completed acquisitions demonstrate our desire to expand into structurally favorable emerging and less developed markets around the world.
Our inorganic growth strategy focuses on entering carefully selected growth-oriented markets with compelling underlying fundamentals. A key component of this inorganic growth lies in our strategy to then develop each of the markets that we enter. We aim to execute follow-on, in-market transactions upon entering a new market, in order to solidify our presence as well as extract cost synergies from our operational platform across our large asset base. In addition to building our market presence, this strategy has allowed us to better service our customers through our extensive platform.
We have an established history of delivering high quality service to our customers.
We have long-term relationships with leading MNOs.   Our sites are, for most of our customers, the primary tower infrastructure that supports their operations, making us a key long-term partner of our customers. Through these partnerships, we have developed deep ties with our customers’ key decision makers.
We have a long track record of delivering quality service to MNOs through deeply integrated relationships. Our customers entrust us with this critical infrastructure in part due to our proven record. For example, in our African businesses, we had average power uptimes of 99.8% and average time to repair below two hours for the six months ended June 30, 2021. In our African businesses, our innovative power availability solutions are a critical component of our quality service offering in our current markets, which lack a robust power grid.
We have a modern and efficient global operational management platform.   We have differentiated ourselves from our competitors over time through our advanced network operating centers, or NOCs, in our six African and Middle Eastern businesses, bespoke remote monitoring at 88% of sites covered by our NOCs as of June 30, 2021 (with monitoring of almost all remaining sites through MNO network operating centers), site acquisition and maintenance teams, and a network of partners in the fields of security, power management equipment, site deployment / construction and diesel supply. Our NOCs operate 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data include access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. We have demonstrated significant uptime improvement in the sites that we have purchased and enabled improved quality of service levels across our portfolio. Given the current operating environment in Latin America with limited service level agreement obligations (such as power uptime or average time to repair) to customers, our businesses in Brazil, Peru and Colombia generally do not require NOCs or remote monitoring services.

We have a track record of resilience to volatility.
We have a track record of growth during periods of macro-economic volatility, including in relation to foreign exchange rates.   Despite the significant shortage of U.S. dollar liquidity in Nigeria in 2015 and 2016, Naira devaluations and the economic slowdown in Nigeria in 2017, 2018, 2019 and 2020, when real GDP growth was 0.8%, 1.9%, 2.3% and (1.9)%, respectively, our revenue and Segment Adjusted EBITDA for our Nigeria segment continued to grow during that same period. Revenue for our Nigeria segment increased 12.1%, 8.6% and 3.8% for the years ended December 31, 2020, 2019 and 2018, compared to the years ended December 31, 2019, 2018 and 2017, respectively, and Segment Adjusted EBITDA for our Nigeria segment increased by 25.5%, 14.2% and 6.1% over the same periods, despite the Naira depreciating from an average rate of ₦305.3 to $1.00 for the year ended December 31, 2017 to an average rate of ₦385.7 to $1.00 for the year ended December 31, 2020.
We have a disciplined capital allocation policy.   We employ a prudent approach to discretionary capital allocation. We have a strong focus on maintaining a healthy capital structure through a mix of debt and equity financing. As of June 30, 2021 we had $2.6 billion of debt and IFRS 16 lease liabilities and $542 million of cash on our balance sheet. We continue to maintain a prudent approach to leverage, which we believe provides us with strong flexibility to evaluate future investment opportunities and other potential capital allocation alternatives.
We have a founder-led, experienced management team with a differentiated operational skillset and track record, supported by committed, seasoned investors.
Our executive team is led by our founders and other seasoned senior executives with strong relevant experience.   Our founders remain in lead executive positions and are deeply involved in day-to-day operations, strategy and leadership. We have a highly experienced management team with a track record of delivering operational performance and strategic growth for our business. With a background in site construction, site management as well as site operation, our management team has experience across the full telecommunications infrastructure value chain. We have added to our leadership team over the years, and together, our management team has deep experience in both developed and emerging markets, towers, telecommunications, finance, governance and mergers and acquisitions. In addition to a strong executive management team, we have developed a seasoned team of in-country managers that help run the day-to-day operations, manage local relationships and expand effectively into new markets.
We have benefited from the consistent commitment of experienced, long-term investors that actively support our management.   Since our inception in 2001, we have established a rigorous framework, which includes a focus on corporate governance, ethics, environment and sustainability and risk management policies and a platform that combines the strong fundamentals of the towers business with attractive long-term growth potential. Our global shareholder base includes strategic and financial investors, such as African Infrastructure Investment Managers, Emerging Capital Partners, Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, Singapore’s sovereign wealth fund, or GIC, Goldman Sachs, International Finance Corporation, or IFC, Investec, Korea Investment Corporation, MTN Group and Wendel, among others.
Our governance and control frameworks underpin our dedication to operational best practices.   We have implemented governance practices at the board of directors and executive levels, including committees focused on ethics and risk management. Upon consummation of this offering, we will have           directors,           of whom will be independent directors, on our board of directors. Since 2011, we have been subject to compliance with the IFC’s Performance Standards. We have also developed an ethical compliance framework aligned with converging best practice methodologies.
Our Strategy
Since our inception in 2001, we have established a reputation as a leader in the high growth, emerging market telecommunications infrastructure sector, servicing MNOs and ultimately the growing end-consumer market with critical telecommunications infrastructure, which also benefits the broader communities in our markets through enabling accelerated access to communications. Through the growth of 2G, 3G and 4G, we have helped the MNOs in our markets provide services to subscribers by owning, operating, sharing and constructing telecommunications infrastructure. We are pursuing the following key strategies to grow our cash flow and continue to take advantage of our competitive strengths:
Increase revenue, improve margins and grow cash flows by maximizing the use of our existing network infrastructure and driving organic growth through Colocation, Lease Amendments and New Sites
Our primary strategy is to expand our revenue-generating asset base and improve utilization on new and existing Towers. We aim to drive organic revenue growth and cash flow generation through Colocation, Lease Amendments, contractual lease fee escalations and New Site construction. In addition, we believe strong operating leverage and initiatives, such as selective decommissioning, will help us drive margins and increase cash flows. As our customers ready themselves for 5G roll-out, we believe existing services such as DAS, small cells and fiber services will likely increase in prevalence, and will become a core component to our growth thesis.
Seek attractive rates of return through disciplined organic and inorganic investment
We intend to continue investing capital at attractive rates of return. We pursue carefully selected strategies, including New Site construction and selective decommissioning, and have a strong track record of delivering value-enhancing incremental investments that have helped grow our asset base, secure our market leading positions and provide the scale and market share necessary to sustain our growth. We assess acquisition and investment opportunities in both existing and new markets using our (i) country attractiveness framework, (ii) strategic importance analysis and (iii) investment appraisal methodologies.
Within existing markets, we focus on growing our scale advantages by acquiring portfolios and other existing tower companies, which offer opportunity for operational improvements, potential synergy realization and potentially decommissioning opportunities, leading to potentially higher returns than comparable standalone investments. Additionally, we assess adjacent components of the telecommunications infrastructure value chain, such as fiber, to be able to offer more infrastructure services to our customers, generate incremental operating synergies across our assets and deliver potentially higher returns.
In new markets, we seek attractive telecommunications infrastructure opportunities with contractual agreements that aim to maximize returns on our investments. We also seek balanced telecommunications market dynamics with service and technology growth opportunities and demand for telecommunications infrastructure services. We consider markets attractive if we believe we can achieve significant scale, and even more so, if we can leverage relationships with multi-national MNOs with whom we may have existing relationships in other markets. If we deem a market attractive, we aim to apply our disciplined approach to acquisitions, establish a path to scale, gain market leadership within that country or more broadly within that region and diversify our overall portfolio by market and by customer. In contrast, we avoid markets which do not offer near-term chances for meaningful scale or ones that we do not believe have the right fundamental drivers to support our growth strategy.
In addition to acquiring tower portfolios or seeking to consolidate existing tower companies, we also see the potential for new and related services that will help enhance our value proposition to our customers, reduce their capital expenditure, stabilize their operating costs, help improve their quality of service and enable faster deployment of their networks. We expect to continue to generate cash flows from newly developed service propositions, such as fiber infrastructure services, where we see significant potential in our markets. We will continually consider opportunities to expand our offering beyond the current infrastructure services, which support MNOs in their intention to build 4G and 5G enabled networks of the future, notably with small cells in urban areas and DAS. We believe that there are opportunities to expand the types of infrastructure partnerships that we could form with our customers, such as investments in fiber networks, Internet-of-Things or edge computing, which could fall within our investment criteria, our infrastructure focus and our business model. We are committed to anticipating and responding to new technology trends and evolving customer needs.

Our investment appraisal of inorganic opportunities includes targeting long term revenue and Adjusted EBITDA growth rates, strong Adjusted EBITDA margins and Consolidated AFFO expressed as a percentage of Adjusted EBITDA over the long term. While these metrics, together with return metrics, form the basis of our investment appraisal, we also assess inorganic opportunities for individual strategic merit.
Continued focus on operational excellence, service delivery for customers and adopting an innovative approach to new technology
We plan to continue delivering high levels of performance to our customers in terms of site power availability, site access, equipment monitoring and servicing. We have done this consistently for years and we are increasingly leveraging new technology to expand the scope of how we monitor and improve the sites while reducing our dependence on diesel-powered generators. Our extensive use of alternative power solutions in our African markets helps reduce our operating costs and is more environmentally friendly given the reduction in diesel consumption that these solutions deliver. We will also look to leverage this expertise in other markets in which we operate where services such as power or site monitoring may be requested from customers in the future.
Continue improving our impact on our communities and on the environment
Our business model is inherently sustainable given we promote infrastructure sharing, drive connectivity across our markets and have invested in hybrid power solutions that reduce our CO2 emissions. Additionally, we continuously aim to improve and develop our Sustainability strategy, which focuses on four pillars: (i) environment and climate change; (ii) education and economic growth; (iii) our people and communities; and (iv) ethics and governance. By supporting local schools, education initiatives, health clinics and wider programs, such as improving rural telephony, we seek to make a positive impact in the communities in which we operate and further contribute to the growth and development of our markets.
Having become a Signatory of the UN Global Compact in 2020, we are expected to produce an annual ‘Communication on Progress (CoP)’ covering how we are supporting the Compact’s ten principles in areas such as human rights, labor standards, the environment and anti-corruption, and our 2020 Sustainability Report serves as our first CoP. We believe that our sustainability programs contribute to nine of the 17 United Nations Sustainable Development Goals, or UN SDGs. Each of these goals feeds into our sustainability strategy, which guides our everyday performance and underpins our business. We have been very active in our communities during the COVID-19 pandemic, working in conjunction with organizations such as UNICEF, the Nigerian Red Cross and the Nigeria Center for Disease Control, delivering hundreds of thousands of items of personal protective equipment and testing kits, as well as by donating funds.
The success of our Sustainability strategy has also been recognized externally. In 2020, IHS Nigeria was recognized for the second year running at the Sustainability, Enterprise and Responsibility Awards (SERAs), receiving awards for the Most Impactful Intervention, and Best Company in Partnership for Development. IHS Nigeria was also ranked as a top five performer in the ICT, Media & Telecommunication Sector for Sustainability Performance in the 2020 Corporate Sustainable Investor Report. Our COVID-19 relief efforts were also recognized at the 2020 Cameroon Corporate Awards in the category of Best Departmental and Employee Initiative, and at the CSR Network Zambia Awards, alongside IHS Zambia’s country-wide borehole drilling program.
We are committed to supporting the professional development of all our employees. Our aim is to enable them to build the skills and knowledge required to enhance their careers at IHS. In support of this, in 2017, we launched the IHS Academy, an online training portal with more than 5,700 different training items across a variety of areas including professional skills, personal development skills, management, leadership and teamworking skills, as well as a selection of health, safety, environment and compliance courses. In 2020, we had more than 119,000 IHS Academy courses completions, almost triple the 2019 total.

The Migration
We have historically conducted our business through IHS Holding Limited, a private company limited by shares incorporated in the Republic of Mauritius, and its subsidiaries. Prior to the consummation of this offering, IHS Holding Limited, a company incorporated in the Republic of Mauritius under the Mauritian Companies Act 2001 as a private limited liability company, will be registered by way of continuation as an exempted company limited by shares under the Companies Act of the Cayman Islands. On the date of this prospectus, the Company’s share capital will be reorganized, all of the outstanding Class A and Class B shares of IHS Holding Limited will be exchanged on a        basis for ordinary shares, the outstanding options granted pursuant to IHS Holding Limited’s existing long-term incentive plan will be converted into ordinary shares, the Articles will be adopted and the Company will cease to be incorporated in Mauritius.
The Migration has been undertaken to enable us to move to a business structure more aligned to that commonly seen for companies listed in the United States and which we believe would be more familiar for potential investors.
Corporate Information
IHS Holding Limited was incorporated in the Republic of Mauritius as a private company limited by shares on July 26, 2012 under the Mauritian Companies Act 2001. On completion of the Migration, IHS Holding Limited will cease to be incorporated in the Republic of Mauritius and will be incorporated and registered by way of continuation as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands.
Our principal executive offices will be located at 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom. Our telephone number at this address will be +44 20 8106 1600. Our website address is www.ihstowers.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.
Risks Associated With Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our securities. These important risks include, but are not limited to, the following:
•
a significant portion of our revenue is derived from a small number of MNOs;

•
we may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices;

•
our current and future markets involve additional risks compared to more developed markets;

•
a significant portion of our revenues are currently derived from our Nigerian operations;

•
we and our customers face foreign exchange risks, which may be material;

•
the existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars;

•
regional or global health pandemics, including the outbreak of the novel coronavirus, or COVID-19, could severely affect our business;

•
we may not successfully execute our business strategy or manage our growth;

•
we rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to deploy or maintain our infrastructure effectively;

•
our Contracted Tenant Lease Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results;

•
any increase in operating expenses, particularly increased costs for diesel or ground lease costs, or an inability to pass through or mitigate against such costs, could erode our operating margins;

•
inability to renew and/or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;

•
we have incurred and may continue to incur losses;

•
our ability to construct New Sites;

•
risks relating to our indebtedness and the terms of our indebtedness;

•
risks relating to the markets in which we operate; and

•
risks related to our status as a foreign private issuer.

Implications of Being a Foreign Private Issuer
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules.

THE OFFERING
Ordinary shares offered by us
     ordinary shares
Ordinary shares offered by the Selling Shareholders
     ordinary shares
Ordinary shares to be outstanding after this offering
    ordinary shares (          ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us and the Selling Shareholders in full)
Option to purchase additional shares
We and the Selling Shareholders have granted the underwriters an option to purchase up to          additional ordinary shares from us and an additional               ordinary shares from the Selling Shareholders within 30 days of the date of this prospectus.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to fund growth and for other general corporate purposes. We have not quantified or allocated any specific portion or range of the net proceeds to us for any particular purpose. See “Use of Proceeds.”
We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.
Dividend policy
We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. See “Dividend Policy.”
Listing
We have applied to list our ordinary shares on the New York Stock Exchange, or the NYSE, under the symbol “IHS.”
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
The number of our ordinary shares to be outstanding after this offering is based on ordinary shares outstanding as of                 , 2021 and excludes           ordinary shares reserved for future issuance under our employee share option programs as described in “Management — Share Incentive Plans.”
Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
•
no exercise by the underwriters of their option to purchase additional ordinary shares in this offering; and

•
an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary historical consolidated financial information presented for the years ended December 31, 2018, 2019 and 2020 has been derived from the audited consolidated financial statements of IHS Holding Limited included elsewhere in this prospectus. The historical unaudited condensed consolidated interim financial information presented as of June 30, 2021 and for the six months ended June 30, 2020 and 2021 has been derived from our unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus. The unaudited condensed consolidated interim financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements.
The unaudited pro forma financial information set forth below is derived from the audited consolidated financial statements of IHS Holding Limited included elsewhere in this prospectus and is based on assumptions as explained in the notes to the tables below. The results for any prior period are not necessarily indicative of the results of operations that you should expect for any future period.
All operations are continuing operations and we have not proposed or paid dividends in any of the periods presented.
The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Prospectus Summary — The Migration,” “Presentation of Financial and Other Information,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of IHS Holding Limited, including the notes thereto, included elsewhere in this prospectus.
	Year ended December 31,			Six months ended June 30,
	2018	2019(1)	2020(1)	2020	2021
	($ in thousands, except share and per share data)
IHS Holding Limited Statements of Income and Comprehensive Income Data:
Revenue	1,168,087	1,231,056	1,403,149	664,097	763,569
Cost of sales	(766,732)	(810,967)	(838,423)	(435,849)	(400,040)
Administrative expenses	(148,773)	(556,285)	(236,112)	(122,385)	(153,247)
(Loss allowance)/reversal of loss allowance on trade receivables	(50,611)	(27,944)	(13,081)	(1,341)	36,620
Other income	3,961	7,036	16,412	3,358	7,056
Operating profit/(loss)	205,932	(157,104)	331,945	107,880	253,958
Finance income	23,988	36,045	148,968	13,143	17,282
Finance costs	(315,942)	(288,915)	(633,766)	(377,217)	(154,621)
(Loss)/profit before income tax	(86,022)	(409,974)	(152,853)	(256,194)	116,619
Income tax expense	(46,748)	(13,518)	(169,829)	(96,696)	(40,013)
(Loss)/profit	(132,770)	(423,492)	(322,682)	(352,890)	76,606
(Loss)/profit attributable to Owners of the Group	(132,770)	(423,492)	(321,994)	(352,497)	77,323
Non-controlling interests(2)	—	—	(688)	(393)	(717)
(Loss)/profit per share – basic	(0.00)	(0.00)	(0.00)	(0.00)	0.00
(Loss)/profit per share – diluted	(0.00)	(0.00)	(0.00)	(0.00)	0.00
Weighted average number of shares outstanding – basic (thousands)	146,706,094	146,784,812	147,051,494	147,051,494	147,051,494

	Year ended December 31,			Six months ended June 30,
	2018	2019(1)	2020(1)	2020	2021
	($ in thousands, except share and per share data)
Weighted average number of shares outstanding – diluted (thousands)	149,150,687	158,240,303	158,674,348	158,660,580	158,770,567
Pro forma as adjusted (loss)/profit per share
– basic(3)
– diluted(3)
Pro forma as adjusted weighted average number of shares outstanding
– basic (thousands)(3)
– diluted (thousands)(3)
Pro forma as adjusted (loss)/profit per share as further adjusted for this offering
– basic(4)
– diluted(4)
Pro forma as adjusted weighted average number of shares outstanding as further adjusted for this offering
– basic (thousands)(4)
– diluted (thousands)(4)
	As of June 30, 2021
	IHS Holding Limited Actual	Pro Forma As Adjusted And As Further Adjusted For This Offering(4)
	($ in thousands)
IHS Holding Limited Consolidated Statement of Financial Position Data:
Cash and cash equivalents	541,644
Total assets	4,683,611
Non-current borrowings	1,976,840
Total borrowings	2,221,003
Stated capital	4,530,870
Total equity	1,322,041
	Year ended December 31,			Six months ended June 30,
	2018	2019(1)	2020(1)	2020	2021
	($ in thousands)
IHS Holding Limited Consolidated Statement of Cash Flows:
Net cash generated from operating activities	462,307	641,940	635,256	301,391	369,395
Net cash used in investing activities	(264,596)	(235,806)	(758,512)	(626,628)	(331,634)
Net cash used in financing activities	(202,780)	(138,319)	(128,136)	(191,262)	(46,268)

	Year ended December 31,			Six months ended June 30,
	2018	2019(1)	2020(1)	2020	2021
	($ in thousands, except ratio and operating data)
IHS Holding Limited Other Financial and Operating Data:
(Loss)/profit	(132,770)	(423,492)	(322,682)	(352,890)	76,606
(Loss)/profit margin	(11.4%)	(34.4%)	(23.0%)	(53.1%)	10.0%
Adjusted EBITDA(5)	550,722	668,614	819,014	374,925	490,029
Adjusted EBITDA Margin(7)	47.1%	54.3%	58.4%	56.5%	64.2%
Consolidated AFFO(6)	188,162	220,762	374,842	145,163	244,683
AFFO(6)	188,162	220,762	374,154	144,770	243,771
Towers (at period end)	23,863	24,076	27,807	27,473	30,207
Tenants (at period end)	36,301	37,652	42,864	42,253	45,487
Colocation Rate (at period end)	1.52x	1.56x	1.54x	1.54x	1.51x
Lease Amendments (at period end)	9,983	13,604	17,983	15,861	21,478

(1)
On January 1, 2019, we applied IFRS 16 using the modified retrospective approach which requires the recognition of the cumulative effect of initially applying IFRS 16, as of January 1, 2019, to the retained earnings and does not require us to recast prior years. For the year ended December 31, 2019, the impact of IFRS 16 decreased our profit before tax by $8.0 million. Underlying the net impact was an increase in depreciation expense and a decrease in rent expense recognized in cost of sales and administrative expenses of $38.1 million and $46.1 million, respectively, and an increase in finance cost of $16.0 million for the year ended December 31, 2019. For additional information, see Note 2.1.1 to the audited consolidated financial statements included elsewhere in this prospectus.

(2)
For the year ended December 31, 2020, non-controlling interests related to our subsidiary in Kuwait in which we hold a 70% stake.

(3)
Pro forma as adjusted gives effect to the Migration. Such pro forma as adjusted data will become the historical (loss)/profit per share upon consummation of the Migration.

(4)
Pro forma as adjusted, as further adjusted for this offering, gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Migration; (b) the issuance and sale of ordinary shares by us in this offering at a price equal to $     per share, the midpoint of the price range set forth on the cover of this prospectus; and (c) the use of proceeds from this offering as described under “Use of Proceeds.”

(5)
We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of our business. See “Presentation of Financial and Other Information” for a description of this non-IFRS measure.

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is loss for the periods presented:
	Year ended December 31,					Six months ended June 30,
	2016	2017	2018	2019	2020	2020	2021
	($ in thousands)
(Loss)/profit	(940,749)	(421,538)	(132,770)	(423,492)	(322,682)	(352,890)	76,606
Adjustments:
Income tax (benefit)/expense	(176,278)	25,130	46,748	13,518	169,829	96,696	40,013
Finance costs(a)	1,202,718	645,652	315,942	288,915	633,766	377,217	154,621
Finance income(a)	(78,048)	(135,527)	(23,988)	(36,045)	(148,968)	(13,143)	(17,282)
Depreciation and amortization	271,570	326,701	317,304	384,507	408,662	221,024	183,925
Impairment of withholding tax receivables(b)	21,760	52,292	12,063	44,586	31,533	14,657	32,684
Business combination transaction costs	20,909	1,509	3,448	3,745	13,727	11,010	5,948
Impairment of property, plant and equipment and related prepaid land rent(c)	—	28,343	6,119	21,604	27,594	13,207	2,813
Decommissioning cost	3,475	—	—	—	—	—	—
Net loss/(gain) on sale of assets	4,518	3,043	2,557	5,819	(764)	(538)	(1,538)
Share-based payment expense/(credit)(d)	88,364	(27,436)	(5,065)	351,054	8,342	6,791	4,682
Insurance claims(e)	(2,055)	(1,537)	(1,847)	(3,607)	(14,987)	(2,584)	(5,402)
Listing costs	3,357	8,295	5,221	1,078	12,652	3,171	4,035
Customer contract exit fee income(f)	(50,958)	—	—	—	—	—	—
Other costs(g)	14,377	22,092	4,990	16,932	310	307	10,193
Other income(h)	—	—	—	—	—	—	(1,269)
Adjusted EBITDA	382,960	527,019	550,722	668,614	819,014	374,925	490,029

(a)
Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

(b)
Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting our financial condition and results of operations — Pioneer Status and Revenue Withholding Tax in Nigeria.” Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.

(c)
Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.

(d)
Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.

(e)
Represents insurance claims included as non-operating income.

(f)
Represents Visafone contract exit fee receivable on termination of contract.

(g)
Other costs for the six months ended June 30, 2021 included non-recurring professional costs related to financing of $9.2 million and aborted transaction costs of $1.0 million. Other costs for the six months ended June 30, 2020 related to aborted transaction costs. Other costs for the year ended December 31, 2020 included aborted transaction costs of $0.3 million. Other costs for the year ended December 31, 2019 included redundancy costs of $3.2 million, aborted transaction costs of $0.6 million, $9.6 million of consultancy, facility set up, and other related expenses for the Group’s finance transformation program (to improve the consistency and efficiency of our finance function and its processes) and $3.4 million related to Middle East start-up costs. Other costs for the year ended December 31, 2018 included redundancy costs of $3.0 million, escrow amounts received relating to the IHS Towers NG Limited acquisition of $4.3 million, $2.8 million related to Middle East start-up costs, costs of $1.9 million related to consultancy services for the implementation of IFRS 16 and costs of $0.7 million related to consultancy review services related to the restrictions placed on bank accounts. Other costs for the year ended December 31, 2017 included $15.2 million in relation to site safety, structural integrity and compliance review, $1.8 million for consultancy costs and $1.3 million for Middle East start up costs. Other costs for the year ended December 31, 2016 included consultancy on bond issuance of $4.8 million, a success bonus in relation to the bond issued of $4.1 million, $1.8 million of costs incurred in relation to the restructuring of ITNG and tax consultancy in relation to Pioneer status in Nigeria of $1.0 million.
(h)
Other income for the six months ended June 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.

(6)
We define Consolidated AFFO as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of our business, adjusted to take into account interest paid, interest income received, revenue withholding tax, income taxes paid, lease payments made, amortization of prepaid site rent, maintenance capital expenditures and routine corporate capital expenditures.

We define AFFO as Consolidated AFFO, excluding the impact of the portion of Consolidated AFFO attributable to non-controlling interests.
See “Presentation of Financial and Other Information” for a description of these non-IFRS measures.

The following is a reconciliation of Consolidated AFFO and AFFO to the most directly comparable IFRS measure, which is profit/(loss) for the periods presented:
	For the year ended December 31,			For the six months ended June 30,
	2018	2019	2020	2020	2021
	($ in thousands)
(Loss)/profit	(132,770)	(423,492)	(322,682)	(352,890)	76,606
Adjustments:
Income tax expense	46,748	13,518	169,829	96,696	40,013
Finance costs(a)	315,942	288,915	633,766	377,217	154,621
Finance income(a)	(23,988)	(36,045)	(148,968)	(13,143)	(17,282)
Depreciation and amortization	317,304	384,507	408,662	221,024	183,925
Impairment of withholding tax receivables(b)	12,063	44,586	31,533	14,657	32,684
Business combination transaction costs	3,448	3,745	13,727	11,010	5,948
Impairment of property, plant and equipment and related prepaid land rent(c)	6,119	21,604	27,594	13,207	2,813
Net loss/(profit) on sale of assets	2,557	5,819	(764)	(538)	(1,538)
Share-based payment (credit)/expense(d)	(5,065)	351,054	8,342	6,791	4,682
Insurance claims(e)	(1,847)	(3,607)	(14,987)	(2,584)	(5,402)
Listing costs	5,221	1,078	12,652	3,171	4,035
Other costs(f)	4,990	16,932	310	307	10,193
Other income(g)	—	—	—	—	(1,269)
Interest paid	(176,876)	(171,883)	(167,938)	(88,305)	(73,348)
Interest income received	18,701	14,732	5,101	3,174	2,352
Amortization of prepaid site rent	33,435	3,355	4,459	238	4,346
Maintenance capital expenditures(h)	(100,632)	(167,401)	(113,987)	(64,472)	(55,736)
Corporate capital expenditures(i)	(8,590)	(5,286)	(2,464)	(1,404)	(557)
Lease payments made	(76,565)	(74,541)	(65,230)	(28,287)	(45,175)
Revenue withholding tax(b)	(36,310)	(33,432)	(89,573)	(46,830)	(57,842)
Income taxes paid	(15,723)	(13,396)	(14,540)	(3,876)	(19,386)
Consolidated AFFO	188,162	220,762	374,842	145,163	244,683
Adjustment for non-controlling interests(j)	—	—	(688)	(393)	(912)
AFFO	188,162	220,762	374,154	144,770	243,771

(a)
Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

(b)
Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting our financial condition and results of operations — Pioneer Status and Revenue Withholding Tax in Nigeria.” Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.

(c)
Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.

(d)
Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.

(e)
Represents insurance claims included as non-operating income.

(f)
Other costs for the six months ended June 30, 2021 included non-recurring professional costs related to financing of $9.2 million and aborted transaction costs of $1.0 million. Other costs for the six months ended June 30, 2020 related to aborted transaction costs. Other costs for the year ended December 31, 2020 included aborted transaction costs of $0.3 million. Other costs for the year ended December 31, 2019 included redundancy costs of $3.2 million, aborted transaction costs of $0.6 million, $9.6 million of consultancy, facility set up, and other related expenses for the Group’s finance transformation program (to improve the consistency and efficiency of our finance function and its processes) and $3.4 million related to Middle East start-up costs. Other costs for the year ended December 31, 2018 included redundancy costs of $3.0 million, escrow amounts received relating to the IHS Towers NG Limited acquisition of $4.3 million, $2.8 million related to Middle East start-up costs, costs of $1.9 million related to consultancy services for the implementation of IFRS 16 and costs of $0.7 million related to consultancy review services related to the restrictions placed on bank accounts.

(g)
Other income for the six months ended June 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.

(h)
We incur capital expenditures in relation to the maintenance of our Towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service.

(i)
Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.

(j)
For the year ended December 31, 2020, and for the six months ended Jun e 30, 2021 and June 30, 2020, non-controlling interests related to our subsidiary in Kuwait in which we hold a 70% stake.

(7)
We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage. See “Presentation of Financial and Other Information” for a description of this non-IFRS measure.

RISK FACTORS
You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.
Risks Relating to Our Business
A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of tower lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
A significant portion of our revenue in each of our markets of operation is derived from a small number of customers, who usually constitute some of the largest MNOs in those markets. In particular, for the years ended December 31, 2018, 2019 and 2020, and the six months ended June 30, 2021, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 97%, 97%, 98% and 97%, respectively, of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 55% and 10% respectively, of our consolidated revenue for the six months ended June 30, 2021. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.
Due to the long-term nature of our MLAs (usually 5 to 15 years with subsequent renewal provisions), we are also dependent on the continued financial strength of our customers.
Some customers may operate with substantial leverage and/or rely on capital-raising to fund their operations and such customers may not have sufficient credit support or the ability to raise capital. If, for example, our customers or potential customers are unable to raise adequate capital to fund their business plans as a result of health pandemics or epidemics, including the current outbreak of COVID-19 and future coronavirus or other outbreaks or events with a wide-ranging regional or global impact, or do not have adequate parental support, they may reduce their capital spending, which could materially and adversely affect demand for space on our Tower sites or other infrastructure, which in turn could have a material adverse effect on our financial condition and/or results of operations.
Furthermore, some of our customers may become subject to regulatory or other action, which may result in unanticipated levies or fines. For example, in 2018, the CBN alleged improper repatriation by MTN Nigeria Communication PLC, or MTN Nigeria, of $8.1 billion between 2007 and 2015. The CBN, upon review of additional documentation, concluded that MTN Nigeria was no longer required to reverse the historical dividend payments made to MTN Nigeria shareholders. The CBN instructed MTN Nigeria to implement a notional reversal of the 2008 private placement of shares in MTN Nigeria at a net cost of circa ₦19.2 billion—equivalent to $52.6 million (the notional reversal amount). This is on the basis that certain certificates of capital importation or CCIs, utilized in the private placement were not properly issued. MTN Nigeria and the CBN agreed that they will resolve the matter on the basis that MTN Nigeria will pay the notional reversal amount without admission of liability, and that the CBN will regularize all the CCIs issued on the investment by shareholders of MTN Nigeria, thereby bringing to a final resolution all incidental disputes arising from this matter.
In addition, MTN Nigeria was, until January 2020, involved in a $2 billion dispute with Nigeria's Attorney General regarding a demand for allegedly unpaid tax. In January 2020, the Attorney General withdrew its claims against MTN Nigeria and instead referred the matter to the Nigeria Federal Inland Revenue Service and the Nigeria Customs Service. On August 27, 2021, it was reported that Nigeria’s Minister of Finance, Budget and National Planning stated, in relation to MTN Nigeria, that a payment plan has been undertaken with the Federal Inland Revenue Service on the matter. Any fines levied against our customers, their inability to fund their operations or other financial difficulties experienced by our customers could negatively affect their demand for tower space or their ability to perform their obligations under their lease agreements with us, and in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
In addition, in 2017 Emerging Markets Telecommunication Services Limited, or 9mobile, previously known as Etisalat Nigeria, one of our Key Customers in Nigeria, experienced certain payment issues with lenders, which ultimately resulted in the lenders enforcing their security rights pursuant to the credit agreement over the shares previously held by Etisalat Group (Emirates Telecommunications Group Company PJSC). 9mobile was reportedly sold in a distressed M&A process in November 2018, however, it has since been publicly reported that the international element of the consortium pulled out of the acquisition in early 2019 and the current ownership status remains unclear. 9mobile continues to trade in Nigeria and had a 7% market share as of June 30, 2021, down from 15% in 2015. In 2017 and 2018, we incurred a bad and doubtful debt charge of $38.3 million and $30.0 million respectively, relating to 9mobile’s outstanding trade receivables balance as a result of its financial distress during the period it was being restructured. While we continue to engage with 9mobile as a regular customer and currently continue to receive payments from 9mobile, 9mobile has failed to make full monthly payments to us in the past and any continued or future failure to make payments (including pursuant to any new arrangements entered into to try and resolve the situation) may result in us not receiving payment of amounts owed to us and further potential renegotiation of contract terms. See “— We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.” These circumstances may, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations. For the years ended December 31, 2018, 2019 and 2020, and the six months ended June 30, 2021, 9mobile accounted for 13%, 13%, 7% and 6% of our revenue generated, respectively.
In addition, if any of our customers are unwilling or unable to perform their obligations under the relevant tower lease agreements, including as a result of health pandemics or epidemics, such as the current outbreak of COVID-19 and future coronavirus or other outbreaks or events with a wide-ranging regional or global impact, or related events (such as regulatory interventions on pricing to make MNO services more accessible during periods of lockdown or restricted movement or operations), our revenues, financial condition and/or results of operations could be adversely affected. In the ordinary course of our business, we do occasionally experience disputes with our customers, generally regarding the interpretation of terms in our lease agreements. From time to time, we also undertake routine revenue assurance exercises to determine that all customer equipment on site and services being provided to the customers are being accurately invoiced according to our contracts, and occasionally, we locate equipment that we have not previously invoiced to customers that we believe we are contractually able to invoice. Historically, we have sought to resolve these disputes in an amicable manner, and such disputes have not had a material adverse effect on our customer relationships or our business. However, it is possible that such disputes could lead to a termination of our lease agreements with customers, a material modification of the terms of those lease agreements or a failure to obtain new business from existing customers, any of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Furthermore, if we are forced to resolve any of these disputes through litigation or arbitration, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenue or increased costs, which may in turn result in a material adverse effect on our business, prospects, financial condition and/or results of operations.
Our customers may fail to meet their payment obligations on a timely basis or at all. Such failures to pay, payment delays or other non-performance may be due to a customer’s insolvency or bankruptcy, a downturn in the economic cycle or factors specific to the relevant customer. The failure of our customers to meet their payment obligations and/or our inability to find new customers in a timely manner could have a material adverse effect on our financial condition and/or results of operations.
No assurance can be given that our customers will renew their tower lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements. Also, no assurance can be given that we will be successful in negotiating favorable terms with these customers. Any failure to obtain renewals of existing tower lease agreements or failure to successfully negotiate favorable terms for such renewals of or amendments to existing agreements (if sought) could result in a reduction in revenues and, accordingly, have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.
Our contractual invoicing cycle is typically monthly in arrears or monthly or quarterly in advance, with the contractual payment cycle on average 30 to 60 days post invoice. As of December 31, 2020, we had gross receivables more than 90 days overdue of $190 million and held an impairment provision allowance of $134 million. While we may continue to pursue our contractual rights in collecting outstanding amounts, should the relevant counterparties be unable to meet their obligations to pay us any such sums in a timely manner, including as a result of health pandemics or epidemics, such as the current outbreak of COVID-19 and future coronavirus or other outbreaks or events with a wide-ranging regional or global impact, or related consequences, this could have a material adverse effect on our business, prospects, financial condition and/or results of operations, including planned working capital requirements. In addition, if our customers experience financial difficulties, as a result of regulatory actions, the COVID-19 pandemic or related effects, prolonged economic downturn, inability to raise funds or capital, or for any other reason, we may be unable to collect amounts due under invoices from those customers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Our current and future markets involve additional risks compared to more developed markets, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We and our customers operate in various international markets, particularly in emerging markets such as in Africa, the Middle East and Latin America. As a result, we may, directly or indirectly, be exposed to economic, political and other uncertainties, including risks of:
•
general political and/or economic conditions, including any deterioration thereof, including inflation, impacting our existing or anticipated markets of operation, such as the effects of health pandemics or epidemics, including the current outbreak of COVID-19 and future coronavirus or other outbreaks or events with a wide-ranging regional or global impact, or following the recent fall in copper prices that adversely affected Zambia’s economy or the recent volatility of oil price markets that have adversely affected economies such as Nigeria’s;

•
civil strikes, acts of war, terrorism, insurrection and incidents of general lawlessness;

•
acts of piracy or vandalism;

•
significant governmental influence over many aspects of local economies;

•
telecommunications regulatory systems and/or competition regimes regulating our or our customers’ services, or our ability to invest further in particular markets as a result of antitrust regimes that may, for example, impact us due to our ultimate shareholders also investing in other, ancillary businesses in the same market;

•
laws or regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;

•
laws or regulations that restrict foreign investment;

•
changes to existing or new tax laws or fees directed specifically at the ownership and operation of towers or our international acquisitions, which may also be applied or enforced retroactively;

•
changes to zoning regulations or construction laws, which could also be applied retroactively to our existing sites;

•
expropriation or governmental regulation restricting foreign ownership or requiring divestiture;

•
actions restricting or revoking spectrum or other licenses or suspending business under prior licenses;

•
material site security issues;

•
significant license or permit surcharges;

•
increases in the cost of labor (as a result of unionization or otherwise);

•
seizure, nationalization or expropriation of property or equipment;

•
repudiation, nullification, modification or renegotiation of contracts;

•
limitations on insurance coverage, such as political risk or war risk coverage, in certain areas;

•
political or social unrest, such as tensions between the “Anglophone” and “Francophone” regions of Cameroon;

•
local, foreign and/or U.S. monetary policy and foreign currency fluctuations and devaluations;

•
changes in foreign currency exchange rates;

•
price setting or other similar laws for the sharing of passive telecommunications infrastructure, or requirements to construct new sites in remote or rural areas that are less commercially viable for us;

•
complications associated with repairing and replacing equipment in remote locations, or supply chain issues arising out of global or geopolitical issues, such as operational and transport restrictions as a result of the COVID-19 pandemic;

•
import-export quotas, wage and price controls, imposition of trade barriers;

•
U.S. and foreign sanctions, trade embargoes or export control restrictions;

•
restrictions on the transfer of funds into or out of countries in which we operate, or lack of availability of foreign currency;

•
failure to comply with U.S. Treasury and other internationally recognized sanctions regulations restricting doing business with certain nations or specially designated nationals;

•
failure to comply with anti-bribery, anti-corruption laws or money laundering and regulations such as the Foreign Corrupt Practices Act, the UK Bribery Act or similar international or local anti-bribery, anti-corruption laws or money laundering, or Office of Foreign Assets Control requirements;

•
uncertain rulings or results from legal or judicial systems, including inconsistencies between and within laws, regulations and decrees, and judicial application thereof, which may be enforced retroactively, and delays in the judicial process;

•
actions, proceedings, claims, disputes and threats brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law;

•
regulatory or financial requirements to comply with bureaucratic actions;

•
changes to existing laws or new laws, and/or changing labor and taxation laws or policies, including confiscatory taxation;

•
other forms of government regulation and economic conditions that are beyond our control; and

•
governmental corruption.

Any of these or other risks could adversely impact our customers’ and/or our operations, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations, as well as our growth opportunities. In particular, a significant portion of our revenues are currently derived from our Nigerian operations (73% of our revenues for the six months ended June 30, 2021), and any such risks materializing within Nigeria in particular may have a significant impact on our business as a whole, including our business, prospects, financial condition and/or results of operations.

Operations in international markets, including emerging and less developed markets (including Africa, the Middle East and Latin America), also subject us to numerous additional and different laws and regulations affecting our business, such as those related to labor, employment, unions, health and safety, antitrust and competition, environmental protection, consumer protection, import/export and anti-bribery, corruption and money laundering. Our employees, subcontractors and agents could take actions that violate any of these requirements. Violations, or alleged violations, of any such laws or regulations could subject us to criminal or civil enforcement actions and adversely affect our reputation, any of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Our expansion into new geographic markets, such as Kuwait, Latin America and other markets we may enter in the future, may present competitive, distribution, regulatory and other challenges that differ from the challenges we face in markets that we have historically operated in. In addition, we may be less familiar with the customers, competitive dynamics (including antitrust concepts or regimes that may be based on our ultimate group shareholding and that may limit our ability to make future investments, due to, for example, our ultimate shareholders also investing in other ancillary businesses in the same market, which regulatory authorities in some markets may view as impacting their antitrust considerations) and regulatory environment in these markets and may ultimately face different or additional risks, as well as increased or unexpected costs, compared to those we experience in our existing markets. Expansion into new geographic markets may also expose us to direct competition with companies with whom we have limited or no past experience as competitors. To the extent we rely upon expanding into new geographic markets and do not meet, or are unprepared for, any new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “Risks Relating to the Markets in which We Operate.”
We and our customers face foreign exchange risks, which may be material.
For the six months ended June 30, 2021 and the year ended December 31, 2020, 63% and 65%, respectively, of our revenue was linked to the U.S. dollar or in euro-pegged currencies. The manner in which these revenues are linked to the U.S. dollar or the euro differs across our MLAs and jurisdictions of operation.
Our U.S. dollar-linked revenues are denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. Such MLAs typically have U.S. dollar-denominated components and local currency components of pricing, and the U.S. dollar components are converted to the local currency for settlement at a fixed conversion rate for a stated period of time, which conversion rates are reset quarterly, semi-annually or annually. As a result, in the event of devaluation, such as the ones that occurred in June 2016 and March 2020 in Nigeria, there is a risk of a delay between the timing of the devaluation and the next contractual reset, which may be significant. During the period between the date of the devaluation and the date of the reset, all of our revenues (i.e., both those revenues that are contractually linked to the U.S. dollar and those that are contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted, upward, including in the cases of the June 2016 and March 2020 devaluations in Nigeria. Furthermore, our ability to maintain or enter into such contractually linked foreign exchange protection mechanisms in the future is not assured, which may in turn reduce our protection against fluctuations in foreign exchange rates and therefore could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
In addition, the conversion rates included in our MLAs may also be different than the rates at which our financial results are translated into U.S. dollars for reporting purposes. If we are required to use a higher rate for accounting purposes than that of our contracts, notwithstanding any underlying performance, it is likely that our financial results for the relevant periods in the future will show a related decline in performance. For example, as described below under “— The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations,” in April 2017 the CBN introduced a new foreign exchange window for investors and exporters, and while the majority of our contracts in Nigeria contain contractually linked foreign exchange protection mechanisms that protect against foreign exchange fluctuations, such contracts historically only protected against changes in the official CBN exchange rate. While we have reached an agreement with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX rate), should these and similar circumstances arise again or continue to exist (where there is a divergence between the applicable market rate or translation rates for our financial results, and the exchange rate reflected in our contracts with customers), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks, which could materially impact our results of operations. In addition, some of our contracts, particularly in Latin America and Kuwait, are based on local currency pricing with no direct foreign exchange link or conversion mechanism, and therefore any depreciation in local currency rates against the U.S. dollar would similarly impact our financial results when they are translated into U.S. dollars for reporting purposes, notwithstanding any underlying performance.
Certain of our other MLAs have revenue components linked to hard currencies, such as the U.S. dollar or the euro, because the MLAs are in local currencies that maintain a fixed exchange rate, or are “pegged,” to such currencies, such as those in Côte d’Ivoire and Cameroon. In addition, it was announced in December 2019 that the CFA Franc used in the West African Economic and Monetary Union (UEMOA), which includes Côte d’Ivoire, and which has a fixed exchange rate to the euro, would be replaced by a new currency called the Eco, and in June 2021, the heads of state of fifteen West African countries, including Côte d’Ivoire, comprising the Economic Community of West African States adopted a roadmap for the launch of the Eco in 2027. If such fixed or linked exchange rates are not maintained or “de-pegged,” it could result in fluctuations and/or devaluations of these currencies, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
In addition, even though our MLAs may have foreign currency-linked revenue components, or have use fees expressed in foreign currencies, the actual currency of settlement of a significant portion of our revenue is in local currencies, and we therefore remain exposed to foreign exchange risks. There may also be regulatory actions or pressure based on, among other things, socioeconomic or political reasons or events, to enforce local currency-based pricing, which would dilute any protection we may seek to include in our contracts to protect against local currency devaluations.
Most of our expenses are in the local currencies of the relevant jurisdiction of operation, except for certain of our borrowings, which are predominantly in U.S. dollars. For example, our $510 million 7.125% Senior Notes due 2025, or the 2025 Notes, and our $940 million 8.0% Senior Notes due 2027, or the 2027 Notes and, together with the 2025 Notes, the Notes, were issued in U.S. dollars. Certain other components of our capital expenditures may also be linked to foreign currency-based pricing elements. Diesel, which is one of our most significant expenses, may be considered as linked to U.S. dollars given the international pricing of oil, but is typically paid for in local currency. See “— Any increase in operating expenses, particularly increased costs for diesel or an inability to pass through or mitigate against increased diesel costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.” Should the relevant local currencies depreciate against the U.S. dollar, as was the case in mid-2016 and March 2020 in Nigeria, the local currency cost of buying diesel may increase. However, when translated back into U.S. dollars at the higher foreign exchange rate, the impact on our results is less notable. There may, however, be instances where our suppliers face foreign exchange pressure in the importation of certain materials, or as a result of the exchange rate at which they are able to source (or which applies to items for which charges are based on) foreign currency and import certain materials. This could in turn result in pressure from our suppliers to increase amounts payable by us.
We hold U.S. dollar cash balances in some of our jurisdictions of operation and/or convert local currencies to the relevant foreign currencies for payment obligations. Accordingly, we are subject to fluctuations in the rates of currency exchange between the local currencies and the relevant foreign currency as well as availability to source the relevant foreign currency in the jurisdictions in which we operate, and such fluctuations and/or availability could have a material adverse effect on our business, prospects, financial condition and/or results of operations. There may also be limited availability of U.S. dollars in the market at the time when we convert the relevant local currency to U.S. dollars, in which case we may need to convert the relevant local currency into U.S. dollars at a less favorable currency exchange rate. See also “Risks Relating to the Markets in which We Operate — Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate could have a material adverse effect on our ability to service our foreign currency liabilities.”
In addition, our major customers may also face foreign exchange risks where their revenues are denominated in local currency, but their costs are denominated in, or linked to, a foreign currency such as the U.S. dollar, including the fees they pay to us. When the local currency depreciates against the relevant foreign currency (such as the significant depreciation of the Naira against the U.S. dollar, from approximately ₦196.5 to $1.00 as of January 1, 2016 to ₦304.5 to $1.00 as of December 31, 2016, based on the official rate published by the CBN), it may impact the ability of our customers to make payments to us on a timely basis or at all, and our customers may either raise prices for their customers or cut back on capital and operational expenditures, both of which could reduce future demand for our services, or result in requests to renegotiate contract terms with us prior to the relevant MLA end date.
Fluctuations in exchange rates, including volatility related to the COVID-19 pandemic and its effects on the global economy, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, as required, could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility” and “— The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.”
The existence of multiple foreign exchange markets with different exchange rates may impact the rate used in our customer contracts and the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.
As described below under “— Risks Relating to the Markets in which We Operate — Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility,” central banking authorities in the countries in which we operate may intervene in the currency markets or adopt policies that may impact the applicable exchange rates and/or amounts of foreign currency that may be obtained. In markets where there are multiple exchange rates available and/or referenced by the applicable banking authorities, there may be differences among the exchange rates companies use pursuant to accounting standards, contracted rates, rates quoted for other foreign exchange transactions, and ‘official’ central bank rates. If such differences exist, we may encounter issues relating to the interpretation or enforcement of our contracts with our customers. We may also be required to change the exchange rate applied to the translation of the local currency books of our operating subsidiaries to U.S. dollars for our consolidated group reporting purposes.
This has been particularly relevant to our operations in Nigeria, where a significant portion of our operations are based. Following the significant depreciation of the Naira against the U.S. dollar in 2016, as described in “Risks Relating to Our Business — We and our customers face foreign exchange risks, which may be material,” in a continuing effort to improve U.S. dollar liquidity in Nigeria and to assist investors and exporters in accommodating foreign exchange transactions, the CBN introduced a new foreign exchange window for investors and exporters in April 2017. This foreign exchange window, which includes the NAFEX, rate currently allows willing counterparties to exchange foreign currency through authorized dealers at a rate that is essentially market driven. This resulted in a situation where there were differing exchange rates in the market and we have been required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes.

During 2018 and 2019 the CBN official rate was approximately ₦306 to the U.S. dollar while the NAFEX rate was approximately ₦361 to the U.S. dollar. During 2020, the divergence between the two rates reduced as they both depreciated against the U.S. dollar, with the CBN rate and NAFEX rates as of December 31, 2020 being ₦381 and ₦410 to the U.S. dollar, respectively. As of May 31, 2021, the CBN ceased publishing what was the CBN Rate, although with limited impact on us given that the NAFEX rate was the most widely used rate at this time. The CBN now publishes the NAFEX rate on its website.
The determination of which is the most appropriate rate to use at the relevant time we produce financial information will depend on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determine to be the most appropriate for the translation of our results for group reporting purposes may differ from the conversion rates contained within our contracts For example, from January 1, 2018, the results of our subsidiaries in Nigeria have been translated into our presentation currency, U.S. dollars, at the NAFEX monthly average exchange rate for income and expenses and from December 31, 2017, the assets and liabilities at the NAFEX closing rate at the balance sheet date. Prior to the agreements that we reached with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, because the NAFEX rate used for accounting purposes had historically been higher than the CBN official rate used in our contracts, notwithstanding any underlying performance, our financial results for the relevant periods would have shown a related decline in performance in case of devaluation of NAFEX where the CBN official rate remained at the same level. While our contracts with certain of our Key Customers in Nigeria have been amended to resolve this anomaly, there can be no assurance that such a divergence between the applicable market rate or translation rate for our financial results, and the exchange rate reflected in our contracts with customers, will not occur again, or that the prevailing market rate on Bloomberg will not diverge from other exchange rates in the market (including NAFEX), which could, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations, notwithstanding any underlying performance.
In addition, other measures taken by the relevant authorities and/or the CBN, including the manner in which various exchange rates are published, may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.
Potential investors should, therefore, bear this in mind when considering an investment in our ordinary shares, and the potential impact on the future trading and/or market price of our ordinary shares based on a decline in reported financial and/or operational performance based on such factors.
A regional or global health pandemic, including the current outbreak of COVID-19, could severely affect our business.
A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, in March 2020, the World Health Organization characterized COVID-19 as a global pandemic, which has had numerous effects on the global economy. Governmental authorities around the world implemented measures to reduce the spread of COVID-19, including “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected as a preventive measure, and such measures adversely affected workforces, supply chains, economies and financial markets and led to an economic downturn in many of our markets.
As a result of the COVID-19 pandemic, we transitioned most of our employees to remote working arrangements and temporarily closed offices in some of our markets.
If our employees are not able to effectively work from home, or if our employees contract COVID-19 or another contagious disease, we may experience a decrease in productivity and operational efficiency, which could negatively impact our business, financial condition and results of operations. In addition, in most of our markets we were required to obtain permits designating certain employees as “key personnel” in order to facilitate the access to many of our Tower sites for construction, service and maintenance activities. While we have so far been able to obtain all required permits, there can be no assurance that we will be able to obtain all approvals or permits that may be required in the future.
In addition, as a result of the COVID-19 pandemic and its effects on the global economy, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies,

we may experience fluctuations in foreign currency exchange rates in many of the markets in which we operate, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Continued global deterioration in economic conditions in light of the COVID-19 pandemic could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure telecommunications equipment or other supplies through the usual supply chains. For instance, shortages of capacity in shipping may occur and could affect the smooth flow of our and/or our customers' supply chains, increase transportation costs and/or decrease reliability. Continued global deterioration in economic conditions in light of the COVID-19 pandemic or similar events could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenues for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenues, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. See “— We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively maintain our tower infrastructure.” The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Tenant Lease Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.
In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability and the ability of our customers to raise capital, if needed, on a timely basis and on acceptable terms or at all.
Although our results have not been materially affected by COVID-19 to date, we are unable to accurately predict the impact that COVID-19 will have on our or our customers’ operations going forward due to uncertainties that will be dictated by the length of time that any disruptions or consequential effects continue, which will, in turn, depend on the currently unknown duration of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the pandemic, the efficacy and availability of vaccines around the world, and the overall economic impact of the pandemic. The response measures imposed also differ in scope across our various markets and are subject to continuous updating. The severity and impact of the pandemic may vary across our markets, and the pandemic may have greater adverse effects in the emerging and less developed markets in which we operate. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market. While we have developed and expect to continue to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of our efforts. Accordingly, it is not possible for us to predict the duration and extent to which this will affect our business, future results of operations and financial condition at this time.
To the extent the COVID-19 pandemic, or any similar future pandemic or related events could have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
We may not successfully execute our business strategy and operating plans or manage our growth, all of which depend on various factors, many of which are outside our control.
The existing and future execution of our strategic and operating plans will, to some extent, be dependent on external factors that we cannot control, such as changes in the tower infrastructure industry or the wider telecommunications industry, particularly in the various jurisdictions in which we operate and may seek to operate in the future, changes in budgets of or demand from our current or potential customers for tower and other telecommunications infrastructure services, international legislative and regulatory changes, changes in regional security or the economy of the countries in which we operate, changes in fiscal and monetary policies, the availability of additional tower and other telecommunications infrastructure portfolios for acquisition and restrictions or other limitations relating to foreign direct investment or foreign ownership in particular markets (including, among other things, events such as health pandemics or epidemics, including the current outbreak of COVID-19 and future coronavirus or other outbreaks or events with a wide-ranging regional or global impact, accelerating the implementation of any such measures or giving rise to such factors). For example, high tariffs charged to users in the countries in which we operate compared to certain other countries in which we do not operate, may impede or slow the growth of the telecommunications industries in the countries in which we operate and, in turn, our business.
We may be unable to implement our strategy relating to the construction of New Sites and deployment of other telecommunications infrastructure. See “— Our ability to construct New Sites or to deploy other telecommunications infrastructure depends on a number of factors, many of which are outside of our control.”
Our ability to increase the number of Colocations and Lease Amendments on each Tower that we own across our portfolio is a key factor contributing to our growth and a key part of our strategy in the markets in which we operate. If we are unable to increase the number of Colocations and Lease Amendments on our Towers, either due to a lack of available space or from reduced customer demand, if we are unable to accurately assess and invoice customer equipment on our sites, or if we are unable to implement or achieve our other strategic plans or targets and key performance indicators, we may not achieve the revenues, margins or earnings that we need to grow or to offset the impact of any adverse economic conditions that may develop in the future.
Our ability to increase the usage of our infrastructure by our customers may depend on the performance of these customers and their success in acquiring and retaining end users for the purposes of their services. A decline in the number of end users for our customers, or lower than expected growth in end users for our customers, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
In addition, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. The failure to implement and execute our strategic and operating plans in a cost-effective and timely manner, or at all, realize the cost savings or other benefits or improvements associated with such plans, or have financial resources to fund the costs associated with such plans or to incur costs in excess of anticipated amounts, or sufficiently assess and reassess the plans (including, in each case, as a result of challenges that may be posed or arise as a result of operating companies in which we may not have a majority of the economic or share ownership, whether in terms of operational or further commensurate funding challenges or otherwise), could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Further, successful execution of our business plan will require effective management of growth, which may include acquisitions. The management team, operational systems and internal controls currently in place or to be implemented may not be adequate for such growth, and the steps taken to hire personnel and to improve such systems and controls may not be sufficient. If we are unable to grow as anticipated, manage our growth effectively or successfully integrate any acquisitions (including their information technology or finance systems), it could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “Business — Our Strategy” for further information on our key strategies.
We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively deploy or maintain our infrastructure.
We engage third-party contractors to provide various services in connection with the site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of tower sites, as well as power management, including the supply of diesel to certain of our sites, sometimes with a small number of contractors in the relevant jurisdiction. For example, we have outsourced power management, refurbishment, operations and maintenance and security functions for certain of our sites in Nigeria to certain key vendors. Their power management functions include the supply of diesel to and deployment of alternative power technologies, such as hybrid and solar power technologies, on certain sites, to help reduce diesel consumption to a contracted volume. Across our nine markets, as of June 30, 2021, we outsourced certain operations and maintenance activities at 72% of our Towers. We are exposed to the risk that the services rendered by our third-party contractors will not always be available, satisfactory or match our and/or our customers’ targeted quality levels, as well as the risk that they may otherwise be unable to perform their obligations to some extent or at all, including to the extent they are subject to labor disputes, become insolvent or as a result of operational, access or transport restrictions or other COVID-19 related limitations, or due to geopolitical events resulting in export control or similar restrictions. As a result, our customers may be unsatisfied with our services, and we may be required to pay certain financial penalties under our contracts, or our customers may terminate their contracts in the event of a material breach, either of which could have a material adverse effect on our reputation and brand, as well as our business, prospects, financial condition and/or results of operations.
For instance, recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based technology companies, including Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, with whom we conduct business, as well as actions brought against Huawei and related persons by the U.S. and the Canadian governments and recent restrictions imposed by the UK government, have raised further concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based technology companies. Such potential restrictions or sanctions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of the technology, products and solutions of China-based third-party contractors with whom we are currently engaged or may become engaged with and hinder the stability of the supply chains of such contractors, any of which may have a material adverse effect on our business, financial condition and/or results of operations.
In addition, if third-party contractors do not meet execution targets for both financial and operational performance, including not meeting our standards of service or complying with health, safety, employment or other laws and regulations, or are unable to perform to some extent or at all, we may have to step in and complete the process. If we are required to undertake this work ourselves, it could require extensive time and attention from our management and lead to increased future operating costs while the work is carried out, which could in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We also rely on third parties for our supply of diesel, which is critical, as many of the markets in which we currently or may, in future, operate (including, in particular, those in Africa and certain markets in the Middle East) have limited or unreliable power grid connectivity (including due to the impact of seasonal extreme weather conditions), thereby resulting in a heavy reliance on alternatives such as diesel-powered generators. Given the importance of diesel for our operations, we may purchase diesel in large quantities which is then stored at our facilities. This supply could be disrupted by events that are beyond our control, including, for example, in light of the COVID-19 pandemic and related effects (or any future coronavirus or other outbreaks or events with a wide-ranging regional or global impact). While we maintain planning, monitoring and logistics systems including bulk storage facilities aimed at providing a consistent supply of diesel to sites, scarcity of diesel, lack of available trucks, labor disputes, queues and other issues at fuel depots and security concerns at certain sites, and fire, among other things, including the impact of climate change or related initiatives, have in the past and may in the future, cause this supply to be disrupted. Disruption in the supply of diesel or diesel quality not meeting our requirements would impede our ability to continue to power our sites and adversely affect power uptimes. Widespread or long-term disruption in the supply of diesel may result in us being unable to meet the service level agreement targets under our MLAs, and in some cases we would be required to shoulder resultant financial penalties, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our Contracted Tenant Lease Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.
Our Contracted Tenant Lease Revenue disclosed in this prospectus represents our estimate of the lease fees to be received from existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, including lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s contractual term, as of June 30, 2021. Our Contracted Tenant Lease Revenue is based on certain estimates and assumptions, such as constant foreign exchange rates, no escalation of lease fees despite contractual provisions in our MLAs in that regard, no new tenants or new Lease Amendments added, no amendments to our existing MLA terms and no Churn. Unanticipated events may occur that could adversely affect the actual results achieved by us during the periods to which these estimates relate, causing some or all of the actual results to deviate from our estimates and assumptions, which in turn could have a material adverse effect on our business, financial condition and/or results of operation.
Any increase in operating expenses or costs, particularly increased costs for diesel or ground lease costs, or an inability to pass through or mitigate against such costs, could erode our operating margins and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Our primary operating expenses include diesel fuel, site maintenance and security, salaries of engineers and security personnel, fees for licenses and permits and insurance. In addition, we incur ground lease costs and the continued development, expansion and maintenance of our tower site infrastructure requires ongoing capital expenditure. There is no assurance that our operating expenses, including those noted above, will not increase in the future or that we will be able to successfully pass any such increases in operating expenses to the customers. For example, we require a substantial amount of diesel to power our tower site operations. For the six months ended June 30, 2021, the cost of power generation, which includes diesel, haulage and minimal electricity, accounted for 29% of our cost of sales.
Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of the COVID-19 pandemic, geopolitical tensions and/or climate change or related initiatives, and we are only able to pass through a component of the fuel costs at our sites to our customers under the terms of certain of our contracts. We therefore remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly. Further, our attempts to reduce power costs through the deployment of DC generators, hybrid battery and solar technologies, while presently successful, may not be successful in the future.
Our ground lease costs are for a fixed duration, typically a 10 to 15 year term, paid for either on a monthly or quarterly basis or in advance for a multi-year portion of the overall term of the lease. Approximately 19% of our ground leases are due for renewal within the next 18 months. The renewal of a large proportion of our tower portfolio ground leases within a particular year requires a significant upfront rent payment made upon such renewal, which in turn could increase our cash outflows for that particular year. Any increases in operating expenses or lease costs referred to above would reduce our operating margins and may have a material adverse effect on our business, prospects, financial condition and/or results of operations.
If we are unable to renew and/or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets, it could have a material adverse effect on our business and operating results.
Our site portfolio consists primarily of ground-based towers constructed on land that is leased under long-term ground lease agreements. As of June 30, 2021, approximately 92% of the sites in our portfolio were operated under ground leases on land that we do not own. For sites on leased land, approximately 37% of the ground leases have an expiration date before the end of 2025 and, as of June 30, 2021, the average remaining life of our ground leases was 7.9 years.

For various reasons, landowners or lessors may not want to renew their ground leases, may seek substantially increased rents, or they may lose their rights to the land (including, for example, if such land is subject to concession agreements) or transfer their land interests to third parties, which could affect our ability to renew ground leases on commercially viable terms or at all. In addition, we may not have the required available capital to extend these ground leases at the end of the applicable period. In the event that we cannot extend these ground leases, we will be required to dismantle and/or relocate these Towers and may lose the cash flows derived from such Towers, which may have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Real property interests relating to towers consist primarily of leasehold interests, which in some cases relate to sites for which special access arrangements may be required, such as Towers located on or near airports, government facilities or rooftops. For various reasons, we may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to entering into a ground lease, or we may be unable to contractually agree to amendments in relation to sensitive site access issues, all of which could affect the rights to access and operate the site. From time to time, we may also experience disputes with lessors regarding the terms of ground leases, which could affect our ability to access and operate a tower site. The termination of a ground lease may interfere with our ability to operate and generate revenues from the Tower. If this were to happen at a material number of sites, it would have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Our ability to access and operate our Towers or other telecommunications infrastructure may also rely on right of use or other similar agreements with third parties. In the event that we cannot renew or continue to exercise our rights under these agreements, we will be required to dismantle and/or relocate these Towers or other telecommunications infrastructure assets, and may lose the cash flows derived from such assets, which may have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We may experience the loss of tenancies and/or customers, and are exposed to the loss of revenue from the failure or acquisition of any customer or customer consolidation.
If we were to experience a loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for a customer on a site in any particular period, we would face what is known as Churn. For example, Tenants may determine that demand has changed in a particular area and they no longer need tower infrastructure at certain sites. A Tenant may Churn if the MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Similarly, certain customers may be acquired, experience financial difficulties or cease operations as a result of technological changes or other factors, including the COVID-19 pandemic and resulting effects (or any future coronavirus or other outbreaks or events with a wide-ranging regional or global impact), which could result in renewal on less favorable terms, cancellation or non-renewal of our tenancy agreements. We experienced Churn of 493, 305, 381 and 774 Tenants for the years ended December 31, 2018, 2019 and 2020, and the six months ended June 30, 2021, respectively. Other than a customer churning at the end of its term, limited termination clauses may apply pursuant to the relevant MLA. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty, and customers with no such right could use their negotiating power in the future to request the ability to Churn certain tenancies. If customers terminate or fail to renew tower lease agreements with us (either on commercially acceptable terms, or at all), are acquired or, become insolvent, or otherwise become unable to pay lease fees, the loss of such customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Also, as is customary in tower infrastructure acquisitions, purchase agreements sometimes allow the purchaser of a site, such as us, to unwind sites when legal title has not been transferred by a date falling a number of months after completion of the acquisition, or the long-stop date, unless extended by the mutual consent of the parties. In the event that such unwinding takes place, which is typically at the option of the purchaser, the seller would reimburse the purchaser for the price paid for the sites that are subject to unwinding and the seller, such as the relevant MNO, would stop paying the lease fee for those sites. Failure to transfer the legal title of acquired sites, including in respect of prior acquisitions where the long-stop date has been extended, or future acquisitions, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Further, consolidation among or with our customers could result in a reduction in their or the market demand for base transmission sites and/or Colocation, as certain base transmission sites may become redundant or additional tower spaces could be acquired through consolidation, and our customers may therefore choose not to renew their contracts and lease agreements, and we may also not be able to pursue our strategies to obtain or engage with new customers, or we may face reduced or less than anticipated demand from new or existing customers, in any particular market. Such consolidation may also result in a reduction in our customers’ (or potential new customers’) future capital expenditures, including as a result of their expansion plans being similar or if their requirements for additional sites decreases on a consolidated basis. We believe consolidation may occur in certain of our markets in order to achieve both the scale and economic models necessary for long-term growth. Customer or industry consolidation may also result in increased customer concentration. See “— A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of tower lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.” Our contracts and lease agreements may be unable to protect us adequately from a reduction in tenancies due to consolidations and we may be unable to renew contracts or lease agreements on favorable terms, or at all. If a significant number of contract or lease terminations occur due to industry consolidation, our revenue and cash flow could be adversely affected, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
A slowdown in the growth of, or reduction in demand for, wireless communications services could adversely affect the demand for tower space and could have a material adverse effect on our financial condition and/or results of operations.
Demand for tower space is dependent principally on demand from wireless communications carriers, which, in turn, is dependent on subscriber demand for wireless services. Most types of wireless services currently require ground-based network facilities, including communications sites for transmission and reception. The extent to which wireless communications carriers lease such communications sites depends on a number of factors beyond our control, including the level of demand for such wireless services, the availability of spectrum frequencies, the financial condition and access to capital of such carriers (including as a result of the COVID-19 pandemic and resulting effects, or any future coronavirus or other outbreaks or events with a wide-ranging regional or global impact), changes in telecommunications regulations and general economic conditions, as well as factors such as geography and population density. In addition, if our customers or potential customers do not have sufficient funds from operations or are unable to raise adequate capital to fund their business plans or face other financial issues, they may reduce their capital spending, which could adversely affect demand for space on our towers, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
In addition, tower sharing must continue to be seen by wireless telecommunications providers as a cost-effective way to satisfy their passive infrastructure needs. Any slowdown in the growth of, or reduction in demand for, wireless telecommunications services, or any failure of tower sharing to continue to develop as a way to meet the requirements of wireless telecommunications providers in the countries in which we operate, may adversely affect the demand for tower sites and could have a material adverse effect on our business, prospects, financial condition and/or results of operations, as well as our cash flows.
Further, there can be no assurances that 3G, 4G (including LTE), 5G, advanced wireless services in any other spectrum bands or other new wireless technologies will be deployed or adopted as rapidly as estimated or that these new technologies will be implemented in the manner anticipated or at all. Additionally, the demand by consumers and the adoption rate of consumers for these new technologies once deployed may be lower or slower than anticipated, particularly in emerging and less developed markets such as those in which we operate or may operate in the future. We may also need to adapt our business model to new technologies such as 5G and the resulting change to products and services we offer, as well as to changing customer or local or regulatory requirements, such as increasing construction of new sites and infrastructure expansion in remote or rural areas, which may be less commercially viable or more technologically or operationally challenging for us (including potentially as a result of needing to contemplate elements of active communications equipment or revenue share models within our business or operating model). These factors could adversely affect our growth rate since growth opportunities and demand for our tower space as a result of such new technologies may not be realized at the times or to the extent anticipated, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
New technologies designed to enhance the efficiency of wireless networks and potential active sharing of the wireless spectrum could reduce the need for tower-based wireless services and could make our tower infrastructure business less desirable to or necessary for Tenants and result in decreasing revenues.
The development and implementation of new technologies designed to enhance the efficiency of wireless networks or the implementation by MNOs of potential active sharing technologies could reduce the use of and need for tower-based wireless services transmission and reception and could decrease demand for tower-based antenna space and ancillary services we provide. For example, new technologies that may promote network sharing, joint development, or resale agreements by our wireless service provider customers, such as signal combining technologies or network functions virtualization, may reduce the need for our wireless infrastructure, or may result in the decommissioning of equipment on certain sites because portions of the customers’ networks may become redundant. In addition, other technologies and architectures, such as WiFi, DAS, femtocells, other small cells, or satellite (such as low earth orbiting) and mesh transmission systems may, in the future, serve as substitutes for, or alternatives to, the traditional macro site communications architecture that is the basis of substantially all of our site leasing business. Additional examples of such new technologies might include spectrally efficient technologies which could potentially relieve some network capacity problems, or complementary voice over internet protocol access technologies that could be used to offload a portion of subscriber traffic away from the traditional tower-based networks, which would reduce the need for telecommunications operators to add more tower-based antenna equipment at certain tower sites. MNOs in European markets have implemented active sharing technologies in which MNOs share the wireless spectrum and, therefore, need fewer of their own antennas and less tower space for such equipment. Moreover, the emergence of alternative technologies could reduce the need for tower-based wireless services transmission and reception. For example, the growth in delivery of wireless communication, radio and video services by direct broadcast satellites could materially and adversely affect demand for our antenna space, or certain alternative technologies could cause radio interference with older generation tower-based wireless services transmission and reception. As a result, the development and implementation of alternative technologies to any significant degree could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Increased competition in the tower infrastructure industry could have a material and adverse effect on our business.
Although we are a leading independent provider of telecommunications tower infrastructure in most of our markets, competition in the tower infrastructure industry exists and customers have alternatives for leasing tower space, including:
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telecommunications operators which own and lease their own tower portfolios;

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in certain circumstances, owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers; and

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other independent tower companies operating in the market, such as American Tower Corporation, or ATC, SBA Communications Corporation, or SBA, or other tower companies that may enter the market.

We believe that competition in the tower infrastructure industry in emerging and less developed markets (including markets such as the Middle East and Latin America) is based on, among other things, power management expertise, tower location, relationships with telecommunications operators, tower quality and height, pricing and ability to offer additional services to tenants and operational performance, as well as the size of a company’s site portfolio and its ability to access efficient capital. For example, in 2014, certain MNOs, including MTN Nigeria, Airtel Nigeria and Etisalat Nigeria (now known as 9mobile) concluded sale and lease back transactions of their previously owned site portfolios in Nigeria. These transactions led to the emergence of ATC as the other major independent tower company in Nigeria, with a site portfolio of approximately 6,500 towers as of June 30, 2021. ATC is our primary competitor in Nigeria and Africa. We are the market leader in Africa by tower count with 24,349 towers compared to ATC with 20,988 towers, Helios Towers Plc with 8,603 towers and SBA Communications with approximately 1,000 towers as of June 30, 2021. In Brazil, the competitive landscape is wider with ATC and SBA owning approximately 23,000 and 10,000 towers, respectively, and numerous smaller tower companies of similar size to or smaller than our business. The Brazilian competitive landscape presents opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for Colocation. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets. In particular, we may face competition in Latin America from other independent tower companies who may have a substantially larger site portfolio or have operated in the region for a longer period of time than we have.
Competitive pressures could increase and could have a material adverse effect on lease rates paid by our customers, which could result in existing customers not renewing their leases, or new customers leasing towers from our competitors rather than from us. In addition, we may not be able to renew existing customer leases or enter into new customer leases, either on commercially acceptable terms or at all, which could have a material adverse effect on our results of operations and growth rate. Increasing competition could also make the acquisition of attractive tower portfolios or other tower companies more costly, or limit acquisition opportunities altogether, particularly in cases where our competitors have a lower cost of capital. Any of the foregoing factors could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We may not successfully identify or integrate acquired assets or businesses into our operations or be able to fully recognize the anticipated benefits of assets or businesses that we acquire or establish in either existing or new markets.
A key element of our growth strategy has been to increase our tower portfolio through acquisitions, and we expect to continue to make acquisitions in the future, including in new geographic markets and/or adjacent telecommunication infrastructure verticals. During 2020, we completed the Kuwait Acquisition through a controlling investment (for a portfolio of up to 1,620 towers) and also the CSS Acquisition that included 2,312 towers (2,251 in Brazil, 51 in Peru and 10 in Colombia). In early 2021 we completed the Skysites Acquisition that included 1,005 towers in Brazil and the Centennial Acquisition that included 819 towers (602 in Brazil and 217 in Colombia). We also signed definitive transaction agreements with TIM Brasil on May 5, 2021 for the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. See “Prospectus Summary — Recent Acquisitions.” There can be no assurance that we will be able to identify suitable acquisition candidates in the future or acquire them on acceptable terms, including due to increased competition for attractive acquisition opportunities in the relevant markets, or that any particular acquisition or investment will perform as anticipated in our investment appraisals or related targets. Additionally, we rely on our due diligence of the acquired assets or business and the representations and financial records of the sellers and other third parties to establish the anticipated revenues and expenses and whether the acquired assets or business will meet our internal guidelines for current and future potential returns. Given the nature of the individual assets which are numerous and geographically diverse, it can be difficult to conduct effective physical diligence on these, which is typically conducted by way of a sample audit. In addition, we may not always have the ability to analyze and verify all information regarding title, access and other issues regarding the land underlying acquired towers. The condition of the assets can also deteriorate significantly during the period prior to closing (and after physical site audits) because sellers may reduce operating and capital expenditure on such towers.

Moreover, we may incur significant costs during the evaluation and consideration of new investment opportunities or the pursuit of such acquisitions, which are often conducted through competitive auction processes. Tower portfolio or other asset acquisitions typically take a considerable period of time to sign and close and usually close in stages, but can involve up-front investments that cannot be recovered regardless of whether the transaction is successfully completed. Tower portfolio or other asset acquisitions are subject to certain customary conditions precedent and closing these transactions will generally depend on whether certain conditions precedent are satisfied, such as regulatory approvals. In the event that conditions precedent are not satisfied or are not satisfied in a timely manner, we may be unable to acquire certain tower portfolios or other assets, or closings (and therefore operations and revenues) may be delayed, while, in each case, incurring associated or continuing transaction costs. For example, on March 27, 2019, we announced that we had entered into an agreement with Mobile Telecommunications Company Saudi Arabia to acquire approximately 8,100 towers in the Kingdom of Saudi Arabia, although on December 30, 2019, it was announced that this agreement had been terminated following expiry of the initial longstop date. We may also at any time be participating in one or multiple sale or acquisition processes across various markets and continents (which may include processes in Africa, Middle East, Latin America and Southeast Asia with different counterparties). Given the confidential nature of such processes the details of these would only be available once we have been selected as the preferred candidate and reached agreement on terms with the counterparty. We may also be unable to succeed in the processes (or any of them) in which we participate or reach an agreement on terms with the counterparty should we be selected as the preferred candidate. Given the often-varying transaction structures of these telecommunication infrastructure sales or acquisitions, we often have little or no control on the timing of such processes.
We may be required to rely on the financial and operational representations, warranties and undertakings (including any indemnity) of sellers. If: (i) records with respect to the acquired assets are not complete or accurate, (ii) we do not have complete access to, or use of, the land underlying the acquired towers, (iii) we discover that the towers or other telecommunications infrastructure have structural issues (such as overloading) (iv) the towers or other assets do not achieve the financial results anticipated, or (v) there are historic liabilities attaching to the acquired assets that we are unable to successfully recover under an indemnity, it could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Furthermore, some sellers may or may not have the financial capacity to support a subsequent claim against them. While we acquire representation and warranty insurance in some of our transactions, such policies typically contain certain exclusions that would limit our ability to recover certain losses.
In addition, the process of integrating acquired assets or businesses into our operations, including the Kuwait Acquisition, CSS Acquisition, Skysites Acquisition, Centennial Acquisition and the TIM Fiber Acquisition, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. We may also be unable to retain or replace key personnel of an acquired business, or recruit key personnel in the case of acquired assets, which could reduce the value of the acquisition and prevent us from realizing our strategic goals. These risks may be exacerbated in material acquisitions. Further, such material acquisitions may exacerbate the risks inherent with our growth strategy, such as (i) an adverse impact on our overall profitability if the acquired towers or business does not achieve the financial results estimated in our valuation models, (ii) unanticipated costs associated with the acquisitions that may impact our results of operations for a period, (iii) increased demands on our cash resources that may, among other things, impact our ability to explore other opportunities, (iv) undisclosed and assumed liabilities that we may be unable to recover, (v) increased vulnerability to general economic conditions, (vi) an adverse impact on our existing customer relationships, (vii) additional expenses and exposure to new regulatory, political and economic risks if such acquisitions were in new jurisdictions and (viii) diversion of managerial attention. Furthermore, our international expansion initiatives are subject to additional risks such as complex laws, regulations and business practices that may require additional resources and personnel. There can be no assurance that we will be successful in integrating acquisitions, including the Kuwait Acquisition, CSS Acquisition, Skysites Acquisition, Centennial Acquisition and TIM Fiber Acquisition, into our existing business or be able to fully recognize the anticipated benefits of towers or businesses that we acquire, and failure to do so could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our ability to construct New Sites or to deploy other telecommunications infrastructure depends on a number of factors, many of which are outside of our control.
Our ability to construct New Sites or to deploy other telecommunications infrastructure in new or existing markets affected by a number of factors beyond our control, including the availability of and access to suitable land that meets our requirements, including those of the initial customer, and the availability of construction equipment and skilled construction personnel. Delays brought on by a number of factors could also adversely affect our ability to deliver New Sites or to deploy other telecommunications infrastructure in a timely and cost effective manner, particularly in connection with timelines contractually agreed with customers. There can be no assurance that:
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we will be able to enter into identified new markets in which we intend to deploy New Sites or other telecommunications infrastructure;

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every individual New Site or other telecommunications infrastructure asset will be commercially viable or meet our investment criteria;

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we will be able to overcome setbacks to new construction, including local opposition;

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we will be able to maintain relationships with the regulatory authorities and to obtain any required governmental approvals for new construction, including any access permits required as a result of restrictions imposed in response to the COVID-19 pandemic;

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the number of towers or other infrastructure planned for construction will be completed in accordance with the requirements of customers;

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there will be a significant need for the construction of new towers or other telecommunications infrastructure;

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we will be able to finance the capital expenditures associated with construction or deployment of New Sites or other telecommunications infrastructure;

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we will be able to import the equipment necessary for the construction or deployment of New Sites or other telecommunications infrastructure;

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we will be able to purchase and/or import components necessary for the construction or deployment of New Sites or other telecommunications infrastructure, including steel and fiber, or purchase such components at expected prices; or

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we will be able to secure rights or access to the land necessary to execute customer orders for New Sites or other telecommunications infrastructure.

Although we are continuously examining the merits, risks and feasibility of and searching for strategic new site opportunities, such efforts may or may not result in profitable New Sites, including as a result of these uncertainties, which could, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “— We do not always operate with the required approvals and licenses for some of our sites, particularly where it is unclear whether a certain license or permit is required or where there is a significant lead time required for processing the application, and therefore may be subject to reprimands, warnings and fines for non-compliance with the relevant licensing and approval requirements” for more information.
We rely on key management personnel and any inability to recruit, train, retain and motivate key employees could have a material adverse effect on our business.
We believe that the current management team contributes significant experience and expertise to the management and growth of the business. The continued success of the business and our ability to execute our business strategies in the future will depend in large part on the efforts of key personnel particularly Mr. Darwish, our Chairman, Group Chief Executive Officer and Director, and our other senior officers, each of whose services are critical to the success of our business strategies. There is also a shortage of skilled personnel in the telecommunications infrastructure industry in the markets in which we operate, which we believe is likely to continue. As a result, we may face increased competition for skilled employees in many job categories from tower companies, telecommunications operators and new entrants into the telecommunications infrastructure industry and this competition is expected to intensify. Although we believe our employee salary and benefit packages are generally competitive with those of our competitors, if our competitors are able to offer more generous salary and benefit packages in the future, we may face difficulties in retaining skilled employees. An inability to successfully integrate, recruit, train, retain and motivate key skilled employees could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We have incurred and may continue to incur losses.
We incurred losses of $133 million, $423 million and $323 million for the years ended December 31, 2018, 2019 and 2020, respectively. Our losses were principally due to depreciation and amortization and finance costs, which includes realized and unrealized losses from foreign exchange movements, in such periods, as well as non-cash share-based payment expenses during the year ended December 31, 2019. As a result of our acquisitions and exposure to foreign exchange movements, we expect our depreciation and amortization and finance costs to continue to be significant and may increase as a result of our planned growth strategy or foreign exchange volatility. If we incur losses in the future, it could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We do not always operate with the required approvals and licenses for some of our sites, particularly where it is unclear whether a certain license or permit is required or where there is a significant lead time required for processing the application, and therefore may be subject to reprimands, warnings and fines for non-compliance with the relevant licensing and approval requirements.
Although we generally seek and obtain the requisite federal, national, state and local approvals prior to the commencement of tower construction, it is often unclear whether certain, particularly local, permits are required and in some circumstances local authorities have imposed permit requirements retrospectively. There is sometimes a long lead-time required for processing applications for approvals and licenses from the local authorities, including construction and building permits required from certain state authorities to construct or build any structure and environmental approvals. See “Business  — Permits and Regulation — License to operate.” Although we make payments in relation to the relevant permits when required, the delay encountered in receiving the permits, licenses or certificates means that we may, therefore, in limited instances, proceed with and complete tower construction and base transmission sites installation for Tenants before all required approvals and licenses have been formally issued by local authorities. As we look to expand our offering to include services like fiber connectivity, rural offerings and other verticals, we may be subject to increased regulatory, license and permit obligations (including in respect of active telecommunications elements that may comprise part of the arrangements with customers, such as for rural offerings, which may be based on an “open RAN” architecture). We may or may not be able to meet any and all such obligations.
Although we believe these practices are customary in the telecommunications industry in the countries in which we operate, there can be no assurance that the relevant authorities will issue the licenses or approvals, if required, or that they will be issued in a timely manner or as expected. If such approvals and licenses are required and not obtained, the local or state authorities may impose penalties, such as reprimands, warnings and fines, for non-compliance with the relevant licensing and approval requirements. In addition, in some jurisdictions, federal, national, state and local authorities charge taxes and levies in relation to similar services, for example tenement rates and environmental permits for our sites. This leads to confusion over which authority should be paid the relevant levy and in many cases we must wait for a demand to be made before we can make the payment.
Additionally, certain authorities have recently become more aggressive in setting of permit fees, the enforcement of permits and collection of payments, or may become more so in the event the profile of a business is perceived to have increased. In an extreme case, local authorities may prevent us from entering our sites or demand that we dismantle the unlicensed towers, which has occurred in certain limited cases. For example, in Nigeria, it was publicly reported in 2019 that the NCAA threatened to decommission and dismantle a number of Glo towers for safety violations including failure to obtain the statutory aviation height clearance certificate. It is reported that while no towers were ultimately decommissioned or dismantled by the NCAA, this was due to the affected operators complying with demands. In addition, in 2020 the Federal Capital Development Authority, or FCDA, stopped the issuance of permits to telecommunications infrastructure companies in the Federal Capital Territory while it sought to review and increase fees. The FCDA has since begun to issue permits but for the period while new permit issuance were on hold, the development and expansion of our business operations in Abuja (where we had 892 Towers as of June 30, 2021) was impacted, which also consequentially impacted the quality of service of remaining towers in operation in the area.
If we are required to pay additional levies, penalties or fees, or relocate a material number of our Towers and cannot locate replacement sites that are acceptable to our customers, this could adversely affect revenue and cash flow, which in turn could have a material adverse effect on our reputation, business, prospects, financial condition and/or results of operations.
Our business is subject to regulations, including those governing telecommunications, as well as the construction and operation of Towers, and any changes in current or future laws or regulations could restrict our ability to operate our business.
Our business, and that of our customers, is subject to national, state and local regulations governing telecommunications as well as the construction and operation of Towers. These regulations and opposition from local zoning authorities and community organizations against construction in their communities could delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site, or site upgrades, thereby limiting our ability to respond to customer demands and requirements. For instance, there are currently approximately 250 municipal laws in Brazil that limit the installation of new antennas for mobile service, and seeking compliance with the multitude of overlapping regulations has been a continuous barrier to the expansion of mobile networks in that country. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radiofrequencies of the antennas. In addition, certain licenses and permits for the operation of Towers may be subjected to additional terms, conditions or fees/levies (which may be new and unexpected, as a consequence, for example, of a perceived increase in a business’s profile or growth) or new permits imposed on existing sites, with which we cannot comply. As public concern over tower proliferation has grown in recent years, including as a result of concerns about alleged health risks, some communities now also try to restrict tower construction, delay granting permits or require certain towers to be dismantled and relocated. On the other hand, governments and regulators may impose additional requirements on businesses such as ours or our customers based on wider socio-economic considerations, including, potentially, requirements to construct new sites in more remote or rural areas (or regulatory actions or pressure on pricing or packages on our customers or us, including potentially imposition of local currency pricing, as may have been seen in some markets) to increase geographical and network coverage to larger parts of a population (which may be less commercially viable for us) or make services available at lower or fixed tariffs. Existing regulatory policies and changes in such policies may materially and adversely affect the associated timing or cost of such projects and/or the costs attributable to our usual business operations, and additional regulations may be adopted which increase delays, or result in additional costs, or that prevent completion of projects in certain locations. As we look to expand our offering to include services like fiber connectivity, rural offerings and other verticals, we may be subject to increased regulatory, license and permit obligations (including in respect of active telecommunications elements that may comprise part of the arrangements with customers, such as for rural offerings which may be based on an “open RAN” architecture). We may or may not be able to meet any and all such obligations. Any imposition of new regulations, fees or levies, or failure to complete new tower construction, modifications, additions of new antennas to a site, or site upgrades could harm our ability to add additional site space and grow our business, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Our operations are also subject to various other laws and regulations that affect our business, such as those related to labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, import/export and anti-bribery, corruption and money laundering. We or our employees, subcontractors or agents could take actions that might violate any of these requirements. Violations, or alleged violations, of any such laws or regulations could subject us to criminal or civil enforcement actions and adversely affect our reputation, any of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We may seek to raise financing to fund future growth opportunities or operating expense reduction strategies and the inability to do so may adversely affect our ability to implement our business strategy.
We may seek to raise financing to fund future growth opportunities, or operating expense reduction strategies, including debt and equity financing. Our ability to secure future debt or equity financing in amounts sufficient for strategic growth or cost reduction opportunities could be adversely affected by many factors. If our revenues decline, we may not be able to raise additional funds through debt or equity financing (or any debt or equity financing may not be on acceptable terms). Moreover, restrictive debt covenants under current and future indebtedness may limit our ability to raise any such further financing (or refinance existing financing) and also our ability to support our growth strategy, including making strategic acquisitions. Additionally, political instability, a downturn in the economy and/or disruption in the financial and credit markets, foreign currency fluctuations, social unrest or changes in the regulatory environment (including as a result of the COVID-19 pandemic or resulting effects, or any other future coronavirus or other outbreaks or events with a wide-ranging regional or global impact) could increase the cost of borrowing or restrict our ability to obtain financing for future acquisitions and other growth or cost reduction opportunities.
There can be no assurance that we will be successful in obtaining financing from banks and other financial institutions and/or capital markets or that the cost of such financing or the other applicable terms of such financing will not make such financing more onerous than under the facilities available to us at present. If we are unable to raise the necessary financing, we may have to revise our business strategy or forgo certain strategic growth opportunities or operating expense reduction strategies, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Towers with MLL agreements are subject to termination risk.
As of June 30, 2021, we operated 1,913 towers under license to lease agreements in Cameroon and Côte d’Ivoire. We do not own these towers or the underlying land leases, but have a contractual right to operate the towers, including leasing out additional space on the towers. The MLL agreements may be terminated upon agreement of the parties, if we fail to comply with specified obligations in the agreements or, in some cases, at the customer’s option. If we are unable to protect our rights under, or extend, the MLL agreements or they are terminated, we will lose the cash flows derived from such towers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Our inability to successfully execute a group-wide enterprise resource planning, or ERP, global template transformation program could have a material adverse effect on our business and/or operating results.
We are currently in the process of implementing a group wide ERP global template which would standardize and streamline our internal operations in a consistent manner across all group companies. It comprises an integrated and optimized set of business processes and associated system build covering the automation, standardization and streamlining of the major operational areas and business processes of IHS, including Record to Insight, Procure to Pay, Enterprise Asset Management and Order to Cash.
In the event that the global template is not implemented successfully, on time, within budget and/or in line with business requirements, or if the system does not perform in a satisfactory manner, it could be disruptive and could have a material adverse effect on our operations, including our potential ability to report accurate, timely and consistent financial results or otherwise maintain adequate internal control over financial reporting; our ability to purchase supplies from and pay our contractors; and our ability to bill and collect receivables from our customers, and we may also lose an opportunity to significantly improve business efficiency, process standardization, and inbuilt Sarbanes-Oxley controls across our operations. In addition, we have put together a team of employees who are taking the lead on the implementation of the ERP system. To the extent that this team or key individuals are not retained through the implementation period, the success of our implementation could be compromised and the expected benefits would not be realized. If the ERP system is not successfully implemented (or if its implementation or ongoing operation is impacted, for example, as a result of failure to integrate (or challenges in integrating) the information technology, finance or other ERP systems of new businesses that we acquire), it could have a material adverse effect on our business, prospects, financial condition and/or results of operations. This could also adversely affect our ability to quickly absorb new acquisitions into our present system application architecture, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Our sites contain sensitive and fragile equipment and indemnities obtained from suppliers and contractors may be inadequate to cover any losses or damages to our customers’ property.
Our sites host sensitive and fragile telecommunications equipment, which could be damaged by actions of our maintenance subcontractors, suppliers or the original equipment manufacturer who may be present on our sites during the course of their duties. While we strive to obtain contractual indemnities and insurance protections from our maintenance subcontractors and suppliers with respect to damage to our property and those of our customers, such contractual rights to indemnity may not adequately cover all losses and/or we may not be able to recover such losses due to protracted litigation, defenses successfully raised by the counterparty and/or insolvency of the subcontractor or supplier, which may lead to increased costs and in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We rely on key information technology systems, which may be vulnerable to physical or digital/electronic damage, security breaches or cyber-attacks that could have a material adverse effect on our reputation as well as our business, prospects, financial condition and/or results of operations.
We rely on information technology to conduct our daily business, procure products, pay vendors, communicate internally and externally, share files, and efficiently and accurately provide services to our customers and monitor our operations, including via the operation of our network operations centers, which is key to our site maintenance and performance management. While we seek to apply best practice policies and devote significant resources to network security and other security measures to protect our information technology and communications systems and data, these security measures cannot provide absolute security. In addition, the tools used by cyber criminals continue to evolve in order to circumvent such security measures and maximize the potential damage of a successful attack. Some of our networks are also managed by third-party service providers and are not under our direct control. Third (and beyond) parties have been a popular attack vector for cyber criminals, and depending on the nature of the relationship with some of these partners, we sometimes use their code, software, human-power, networks, or give them access to our servers and data, among many other scenarios. A security vulnerability at any of these third party partners could potentially provide an opportunity for a cyber criminal to reach or damage our networks or data. Despite existing security measures, certain parts of our infrastructure may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, software bugs, phishing attacks, employee errors, computer viruses, cyber-attacks, and other security breaches, particularly in times of increased usage and reliance such as during and following the COVID-19 pandemic. In addition, many types of cyberattacks are designed to be difficult to detect in order to harvest as much data or cause as much systemic damage as possible before detection. As a result in the event of a cyberattack our systems could be compromised without our knowledge for a period of time before the attack is detected and addressed. The performance of our information technology systems may also be impacted by certain operating conditions in our jurisdictions of operation, including lack of reliable power supply, shortages in replacement parts, as well as general security conditions. In addition, with the majority of our employees working from home as a result of the COVID-19 pandemic, our information technologies and systems may be particularly strained or increasingly vulnerable. An attack attempt or security breach, such as a distributed denial of service attack, or damage caused by other means could potentially result in the interruption or cessation of certain or all of our services to our customers, our inability to meet expected levels of service or data transmitted over our customers’ networks being compromised, as well as other unforeseen damages. In the event of a potential breach, while we would endeavor to comply with any applicable requirements to inform impacted parties within a reasonable time, priority may be given to containing and eliminating the cyberattack in order to limit the damage; which as a result could potentially delay our communication of the identified attack to customers, vendors, concerned agencies or authorities or other relevant parties.
In addition, we may collect, store and process certain sensitive data (either in respect of our personnel, or from our customers or vendors), which makes us a potentially vulnerable target to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions or data theft. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause any such confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships (in particular, those with our customers) could be severely damaged, we could incur significant liability and it could have a material adverse effect on our business and operations. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims.
We cannot guarantee that our security and power back-up measures will not be circumvented or fail, resulting in customer network failures or interruptions that could impact our customers’ network availability, potentially resulting in penalties for failure to meet targeted quality levels, as well as otherwise having a material adverse effect on our business, reputation, financial condition and/or operational results. We may be required to spend significant resources to protect against or recover from such threats and attacks. In addition, as we implement new information technology systems, we cannot guarantee that our new security measures will be sufficient. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, and we could lose customers. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. Our employees or external actors operating in any geography may commit these attacks. Any such events could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to our reputation, negative market perception, or costly response measures, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We could have liability under health, safety and environmental laws.
Our operations are subject to the requirements of various environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials, waste, as well as items related to our day-to-day operations such as transport and construction. As an operator of telecommunications infrastructure that has a heavy reliance on diesel, we may purchase diesel in large quantities that is then stored at our facilities. As the owner of these facilities, we may be liable for substantial costs or remediation under health, safety and environment laws in the event that there is leakage or spillage from these storage facilities. As the owner, lessee or operator of telecommunications sites, we may be liable for the substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. Many of these laws and regulations contain information reporting and record-keeping requirements, which may be burdensome for us or have high costs associated with compliance, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We cannot assure potential investors that we are or will be in full compliance with all environmental requirements at all times. For example many of our sites rely on the use of carbon-emitting power systems, and at the time of acquisition, certain towers acquired from other companies may not be compliant with environmental regulations or may lack certain environmental permits. We may be subject to potentially significant fines, penalties or criminal sanctions if we fail to comply with any of these requirements. The requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that liabilities will arise in the future in a manner that could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Failure to provide a safe and healthy working environment in accordance with the relevant applicable legislation, especially in light of the COVID-19 pandemic and related measures imposed in many of the markets in which we operate, may result in government authorities forcing closure of sites on a temporary or permanent basis or refusing lease or license applications. Working conditions, including aspects such as weather and temperature, can add to the inherent dangers.
While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, there can be no assurance that we will avoid significant liability exposure and we may not be able to deliver a sustained improvement in safety performance as a result of management interventions and training initiatives failing to translate into behavioral change by all employees and contractors. Non-compliance with critical controls is a common failure in safety incidents which can lead to loss of life, workplace injuries and safety-related stoppages, all of which immediately impact operational performance and, in the long term, threaten our ability to operate as intended.
Given the high degree of operational risk in our industry, we have suffered fatalities in the past and may suffer additional fatalities in the future. Serious accidents, including fatalities, may subject us to civil or criminal fines and penalties, liability to employees and third parties for injury, illness, or death and other financial consequences, which may be significant. In addition, if our safety record were to deteriorate over time or we were to suffer substantial penalties or criminal prosecution for violation of health and safety regulations, our customers could cancel our contracts and elect to procure future services from other providers. Unsafe work sites also have the potential to increase employee turnover, increase the costs of projects for our customers, and raise our operating costs. We could also suffer impairment to our reputation, industrial action or difficulty in recruiting and retaining skilled employees and contractors. Any future changes in laws, regulations or community expectations governing safety of our operations could result in increased compliance and remediation costs.
Any of the foregoing developments could have a material adverse effect on our results of operations, cash flows and/or financial condition.
Revenue and/or costs could be adversely affected due to perceived health risks from radio emissions, particularly if these perceived risks are substantiated.
Public perception of possible health risks, including any perceived connection between radio frequency emissions associated with cellular and other wireless communications technology and certain negative health effects, could interrupt or slow the growth of wireless companies. In particular, negative public perception of, and regulations regarding, these perceived health risks could increase opposition to the development and expansion of tower sites. There have been instances in certain telecommunication markets globally where towers have been vandalized due to perceived health risks associated with 5G technology, including potentially related to COVID-19 as well. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years, and numerous health-related lawsuits have been filed around the world against wireless carriers and wireless device manufacturers. If a scientific study or court decision resulted in a finding that radio frequency emissions posed health risks to consumers, it could negatively impact the market for wireless services, which could have a material adverse effect on our business, prospects, financial condition and/or results of operation. We do not maintain any significant insurance with respect to these matters.
We may experience local community opposition to some of our sites or other telecommunications infrastructure.
It is normal in the industry to experience, and we may in the future experience, local community opposition to our existing tower sites or the construction of new towers or deployment of other telecommunications infrastructure assets for various reasons, including concerns about alleged health risks and noise or nuisance complaints. See “— Revenue and/or costs could be adversely affected due to perceived health risks from radio emissions, particularly if these perceived risks are substantiated.” As a result of such local community opposition, we could be required by the local authorities to dismantle and relocate certain tower sites or other telecommunications infrastructure. If we are required to relocate certain tower sites or other telecommunications infrastructure and cannot locate replacement sites that are acceptable to our customers, it could materially and adversely affect our revenue and cash flow, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Our insurance may not provide adequate coverage for natural disasters, security breaches and other unforeseen events.
We may not carry insurance for all categories of risk that our business may encounter. Our business assets are subject to risks associated with natural disasters, such as windstorms, floods and hurricanes, including any impact of climate change, as well as theft, particularly of diesel or batteries, vandalism, terror attacks and other unforeseen damage. In certain instances, such as where we store diesel at our facilities, we may be unaware that theft of the diesel is taking place, despite controls that we have in place to prevent this, rendering insurance covering such theft ineffective. In addition, in the event a tower has been constructed in a substandard manner, is overloaded or has not been properly maintained, it may be at risk of collapse or damage. Any damage or destruction to our towers as a result of these or other risks would impact our ability to provide services to our customers. While we maintain insurance to cover the cost of replacing damaged towers, and business interruption insurance and general liability insurance to protect ourselves in the event of an accident involving a tower, we might have claims that exceed our coverage under our insurance policy or claims may be denied and, as a result, the insurance may not be adequate. Insurance may not adequately cover all lost revenues, including revenues lost from new tenants that could have been added to the towers but for the damage. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to renew or obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. Any significant uninsured losses or liabilities may require us to pay substantial amounts, which would reduce our working capital and could have a material adverse effect on our business, financial condition and/or results of operations. If we are unable to obtain adequate insurance coverage or provide services to our customers as a result of damage to our towers, it could lead to customer loss, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
While we seek to purchase insurance from financially strong, reputable insurance companies there can be no guarantee that such insurers will be able to pay claims when they arise due to liquidity or solvency reasons. Any delay or shortfall in receipt of insurance proceeds could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Maintenance of Towers could subject us to liability for property damage or other accidents.
There are risks inherent in the maintenance and use of Towers. Upon acquisition of a new Tower, we update and conduct maintenance to bring such Towers into compliance with our operational and safety standards. The collapse of a Tower, or portion of a Tower, due to known defects we have been unable to address or unforeseen defects, or due to improper maintenance or otherwise, could cause injury to or death of individuals or damage to surrounding property. Further, maintenance work on Towers is inherently dangerous and accidents could result in injury to or death of maintenance workers or other parties. Any such damage or accident could subject us to third-party claims regarding our potential liability, even in cases where we have outsourced maintenance work to third parties. We could incur significant costs defending any such claims and, if we were found liable, paying any resulting claims, either of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We are subject to the effects of climate change.
Climate change, including an increase in extreme weather events (such as floods, windstorms or hurricanes), rising sea levels and limitations on water availability and quality, has the potential to create physical and financial risks and may cause damage or loss to our Towers, limit the availability of resources, result in additional costs or prevent the completion of projects in certain locations. Additionally, some countries in which we operate rely on the generation of electricity through hydro-electric schemes. If changing weather patterns cause water shortages or prolonged droughts in those countries or regions, that may affect our ability to deliver services to our customers. Any of the foregoing factors could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We may become party to disputes and legal, tax and regulatory proceedings or actions.
In the ordinary course of business, we have been, and may in the future be, named as a defendant or an interested party in legal, tax and/or regulatory actions, proceedings, claims and disputes by governments, regulators, entities or individuals in connection with our business activities. In certain of the jurisdictions in which we operate, there may be a higher likelihood that such actions, proceedings, claims and disputes may be brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law, and these actions, proceedings, claims and disputes may increase as the profile of our business rises along with the continued growth and development of our business. Any such investigations, actions, litigation, disputes or proceedings, as well as lawsuits initiated by us for the collection of payables, may be costly, may in certain circumstances require us to dismantle tower sites, may be harmful to our reputation and may divert significant management attention and other resources away from the business, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Similarly, any material litigation could have a material adverse effect on our business and we may not have established adequate provisions for any potential losses associated with litigation not otherwise covered by insurance, which could have a material adverse effect on our prospects, business, financial condition and/or results of operations. Additionally, any negative outcome with respect to any legal actions in which we are involved in the future could require payment of fines, penalties or judgments in amounts that could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
It is possible that disputes with customers could lead to a termination of agreements with customers or a material modification of the terms of those agreements, either of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenues or increased costs, and could have a material adverse effect on our reputation as well as our business, prospects, financial condition and/or results of operations.
In addition, we have been, and may in the future be, subject to regulatory investigations, actions or proceedings from time to time. In 2017, certain of our bank accounts had “post no debit” restrictions placed on them during the course of certain inquiries by the Nigerian Economic and Financial Crimes Commission, or EFCC, and, until the restriction on the bank accounts was lifted during the latter half of 2018, we were unable to access approximately $197 million. Currently, no amounts remain restricted pursuant to those restrictions (and we were not notified of any formal allegation or investigation against us), however we cannot guarantee that regulators or other authorities or agencies will not take a similar approach should they undertake investigations or inquiries in the future, irrespective of the veracity of any potential claim or severity of any potential outcome.

In 2019, the Federal Competition and Consumer Protection Act, or FCCP Act, became law, introducing competition regulations in Nigeria. Pursuant to the FCCP Act, the Federal Competition and Consumer Protection Commission, or FCCPC, is authorized to designate the market share that would constitute a dominant market share for the purposes of the FCCP Act. The FCCPC has overarching powers to regulate competition in Nigeria, and when its regulatory powers overlap with those of an industry-specific regulator, such as the Nigerian Communications Commission, or NCC, in the area of competition and consumer protection, the FCCPC takes precedence and the two bodies must otherwise work together to regulate competition in that specific industry. Given that we are the leading provider of passive telecommunications infrastructure services in Nigeria, the FCCPC and the NCC may determine that we are in a dominant position in the market and, in an effort to ensure that there is no abuse of market position, may commence a regulatory inquiry or action, levy fines, or otherwise require pricing or other modifications of our contract terms or impose restrictions on our ability to build New Sites or operate existing sites. In addition, where we are required to appear before the tribunal of the NCC, the tribunal has the power under certain circumstances to order us to sell a portion or all of our shares, interests or assets.
Additionally, in the ordinary course of business, we are subject to regular tax reviews. For example, following a detailed tax audit undertaken in 2018 in Nigeria, all matters were settled with no additional material liability (though some tax payments were made). A number of tax audits have been raised in multiple jurisdictions, some of which are ongoing, including in Nigeria. There can be no assurance that such ongoing audits or future audits will not result in material liability which could, in turn, have an adverse effect on our business, prospects, financial condition and/or results of operations.
There could be material adverse tax consequences for our shareholders in the United States if we are classified as a “passive foreign investment company” for United States federal income tax purposes.
Under United States federal income tax laws, if a company is, or for any past period during which a United States shareholder held shares in such company was, a passive foreign investment company, or PFIC, it could have adverse United States federal income tax consequences to such United States shareholder even if the company is no longer a PFIC. We do not believe that we currently are or have been a PFIC, and we do not expect to be a PFIC in the future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances after the close of each taxable year, and the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or in the future. If we are a PFIC, United States shareholders would be subject to adverse U.S. federal income tax consequences. United States purchasers of our ordinary shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our ordinary shares if we are considered to be a PFIC. See the discussion under “Material Tax Considerations — Material United States Federal Income Taxation Considerations.”
If a United States person is treated as owning at least 10% of the ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in the Group (if any). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether the Company makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. The Company cannot provide any assurances that it will assist holders of the ordinary shares in determining whether any of its non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any holder of the ordinary shares is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A U.S. Holder (as defined in “Material Tax Considerations — Material United States Federal Income Taxation Considerations”) should consult its advisors regarding the potential application of these rules to an investment in the ordinary shares.
Changes in our rates of taxation, and audits, investigations and tax proceedings could have a material adverse effect on our financial condition and/or results of operation.
We are subject to direct and indirect taxes in numerous jurisdictions. We calculate and provide for such taxes in each tax jurisdiction in which we operate. The amount of tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We will seek to run IHS Holding Limited in such a way that it is and remains tax resident in the United Kingdom. We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax and/or accounting often involves complex matters and judgement is required in determining our worldwide provision for taxes and other tax liabilities.
Although we believe that we have complied with all applicable tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess us with additional taxes (and possibly related interest and/or penalties).
We are subject to ongoing tax audits in various jurisdictions. Tax authorities have disagreed, and may in the future disagree, with our judgements. We regularly assess the likely outcomes of these audits to determine the appropriateness of our tax liabilities. However, our judgements might not be sustained as a result of these audits, and the amounts ultimately paid could be different from the amounts previously recorded and such amounts could be material. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate may change as a result of macroeconomic, political or other factors. Increases in the tax rate in any of the jurisdictions in which we operate could have a negative impact on our profitability. In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, may be unpredictable, particularly in the types of markets in which we operate (such as emerging markets), and could become more stringent, which could materially adversely affect our tax position. Any of these occurrences could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Future changes to tax laws could materially adversely affect us and reduce net returns to our shareholders.
Our tax treatment is subject to changes in tax laws, regulations, tax policy initiatives and reforms in jurisdictions in which we operate. In addition, our tax treatment may also be affected by tax policy initiatives and reforms related to the Organization for Economic Co-Operation and Development, or the OECD, the work of the OECD/G20 Inclusive Framework on Pillar One and Pillar Two and other initiatives.
Such changes may include (but are not limited to) the taxation of operating income, investment income, interest income, dividends received or dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future, possibly with retroactive effect, or what effect such changes would have on us. Any such changes could affect our financial position and overall or effective tax rates in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.
In July 2021, the OECD/G20 Inclusive Framework announced that the proposals under Pillar Two would apply to multinational groups with revenues exceeding €750 million and would include a globally coordinated set of rules, including an Income Inclusion Rule and an Undertaxed Payment Rule, which would operate with reference to a minimum tax rate of at least 15% determined on a country by country basis. The ultimate impact of the proposals is unclear and remains subject to agreement on certain key elements. According to the announcement by the OECD/G20 Inclusive Framework, Pillar Two could become enacted into law as early as 2022 with an effective date in 2023. To date, the proposal has been written broadly to potentially apply to certain of our subsidiaries. While the impact of Pillar Two on us is somewhat difficult to predict, if enacted as currently contemplated, it could have a material adverse impact on our operations and post-tax returns to our shareholders. See “— Risks Relating to our Initial Public Offering and Ownership of our Ordinary Shares.”
Certain countries in which we operate may treat the indirect change of ownership of our subsidiaries as triggering tax charges
Changes in the indirect ownership of our subsidiaries resulting from a transfer of our shares can represent a taxable event in certain circumstances in some jurisdictions in which certain of our subsidiaries are located. The applicable taxes may include taxes on capital gains and transfer taxes. Depending on the jurisdiction, the liability can potentially fall on our shareholders (existing or new) or one of our underlying subsidiaries. In jurisdictions where such rules apply, the scope of the legislation and the practical application by the tax authorities can be somewhat uncertain and therefore there is a risk of such liabilities arising, either to one of our subsidiaries or to a shareholder.
We believe that, based on advice from a leading third party tax expert in the area, neither the Migration nor the issuance of new shares would give rise to any such capital gains or transfer tax liabilities.
However, in several jurisdictions in which we operate (excluding Nigeria, the most material jurisdiction to us) it is possible that transfers of our shares could still give rise to tax liabilities for our shareholders. Some of the relevant jurisdictions do not provide clear guidance to exempt the sale of listed shares from the scope of these rules and there may be a higher risk with regards to substantial disposals or acquisitions of our shares. We will take all steps which are reasonably possible within the legislation of the relevant jurisdictions to mitigate such risks for shareholders, but cannot guarantee that the relevant tax authorities will not seek to impose capital gains or transfer taxes on a shareholder upon transfers of our shares. Prospective purchasers should consult their tax advisors regarding the potential application of these rules to an investment in our shares.
We are exposed to the risk of violations of anti-bribery and anti-corruption laws or other similar regulations.
We operate and conduct business in various emerging and less developed markets (including Africa, the Middle East and Latin America), and we are expanding into additional markets, which at times experience high levels of fraud, bribery and corruption. We are subject to the applicable anti-corruption laws and regulations of the markets in which we operate, including the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the UK Bribery Act 2010, or the UK Bribery Act. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to non-U.S. government officials, political parties, or candidates for political office for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we are regularly required to deal with regulators, government ministries, departments and agencies to obtain permits and licenses to operate our business. The employees of these regulators and government ministries, departments and agencies may be considered government officials for the purposes of the FCPA. The provisions of the UK Bribery Act extend beyond bribery of government officials and are broader than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the UK Bribery Act (unlike the FCPA) also applies to the active payment of bribes to private persons (i.e. non-government officials) as well as the passive receiving of bribes. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of its employees, the UK Bribery Act introduced a new offense applicable to corporate entities and partnerships which carry on part of their business in the United Kingdom that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. The offense can render parties criminally liable for the acts of their agents, joint venture partners, or commercial partners even if done without their knowledge.

Public companies listed in the United States are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We maintain internal controls, policies, procedures and training to ensure compliance by us and our directors, officers, employees, representatives, consultants, and agents with the FCPA, UK Bribery Act and other applicable anti-corruption laws and make efforts to ensure their effectiveness. However, we can make no assurance that the controls, policies and procedures, even if enhanced, have been or will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of fraud, bribery and corruption. As a result, we could be subject to potential civil or criminal penalties, disgorgement and other sanctions and remedial measures and legal expenses under the relevant applicable law, which could have material adverse effects on our business, prospects, financial condition and/or results of operations if we fail to prevent any such violations or are the subject of investigations into potential violations, which may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, such violations could also negatively impact our reputation and, consequently, our ability to win future business. Any such violation by competitors, if undetected, could give them an unfair advantage when bidding for contracts. The consequences that we may suffer due to the foregoing could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We are subject to certain export controls, trade and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability for non-compliance.
Our business activities may, at times, be subject (directly or indirectly) to various export controls and trade and economic sanctions laws and regulations, including, without limitation, the U.S. Commerce Department’s Export Administration Regulations, the trade and economic sanctions programs of the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and the U.S. State Department’s Nonproliferation Sanctions, collectively, Trade Controls. Such Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries that are the subject of comprehensive embargoes, or Sanctioned Countries, as well as with individuals or entities that are the subject of Trade Controls-related prohibitions and restrictions, collectively, Sanctioned Parties. Further, our sales and services to certain customers may at times trigger reporting requirements under applicable Trade Controls.
For instance, the U.S. government recently announced several orders effectively barring sales of components and software subject to U.S. export controls to, among others, Huawei and certain other China-based technology companies and their respective affiliates. Any sanctions imposed on us as a result of dealings with Huawei or other organizations subject to U.S. export control (or indirectly as a result of our customers, suppliers and other third-party contractors having such dealings) could have a material adverse effect on our business, prospects, financial condition and/or results of operations. These restrictions, and similar or more expansive restrictions that may be imposed by the United States or other jurisdictions in the future, may also materially and could have a material adverse effect on certain of our customers’ abilities to acquire technologies, systems, devices or components that may be critical to their technology infrastructure, service offerings and business operations, which could, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Although we have implemented compliance measures designed to prevent prohibited transactions Sanctioned Countries and Sanctioned Parties, our failure or the failure of our customers, suppliers and third party-contractors to successfully comply with applicable Trade Controls may expose us to negative legal and business consequences, including civil or criminal penalties, government investigations, and reputational harm, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “— We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively maintain our tower infrastructure.”

Our risk management policies and procedures may not be fully effective in achieving their purposes.
Our policies, procedures, controls and oversight to monitor and manage our enterprise risks may not be fully effective in achieving their purpose and may leave us exposed to identified or unidentified risks. Past or future misconduct by our employees or contractors could result in violations of law, regulatory sanctions and/or serious reputational harm or financial harm. We monitor our policies, procedures and controls; however, we cannot assure you that our policies, procedures and controls will be sufficient to prevent all forms of misconduct. We review our compensation policies and practices as part of our risk management program, but it is possible that our compensation policies could incentivize management and other employees to subject us to inappropriate risk or to engage in misconduct. If such inappropriate risks or misconduct occurs, it is possible that it could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We engage in transactions with certain related parties, and if their support and backing does not continue or a conflict of interest arises, our ability to deliver certain services could be harmed and our results of operations could be materially adversely affected.
MTN Group is one of our shareholders as well as a related party of certain MTN Group operating entities that are our customers in the African countries in which we currently operate. While such customers collectively accounted for 63%, 63%, 66% and 66% of our revenue for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, respectively, our relationship with each MTN Group operating entity is managed separately through separate contracts for each MTN Group operating entity in each country. While we currently have effective working relationships with the relevant entities in each operating country, there can be no assurance that conflicts of interest, inherent in related party transactions, may not arise in the future, potentially resulting in disadvantages to us or the conclusion of transactions on less satisfactory terms, which could in turn affect our ability to deliver certain services and could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “Related Party Transactions.”
Risks Relating to the Markets in which We Operate
Our current operations are conducted in, and many of our customers are located in emerging markets. Accordingly, our business, prospects, financial condition and/or results of operations depend significantly on the economic and political conditions prevailing in such markets, particularly Nigeria, which is our largest market of operation.
Our current and potential markets are subject to greater risks than more developed markets, and financial turmoil in such markets (including those in which we operate) could disrupt our business and cause the price of our ordinary shares to decline.
Investing in securities of issuers in emerging and less developed markets generally involves a higher degree of risk than investments in securities of corporate or sovereign issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets. These risks include, but are not limited to, the following:
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greater potential adverse economic or other impacts of global events, such as health pandemics or epidemics, including the current outbreak of COVID-19 and future coronavirus or other outbreaks or events with a wide-ranging regional or global impact;

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greater political risk, and changes in, and instability of, the political and economic environment, such as the recent economic slowdown in Nigeria (including, more recently, due to oil price volatility), tensions between the “Anglophone” and “Francophone” regions of Cameroon, and the recent fall in copper prices and multiple bond defaults that adversely affected Zambia’s economy;

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civil strikes, acts of war, terrorism insurrection and incidents of general lawlessness;

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labor unrest or unionization action, including in relation to the business of any third-party contractor or customer;

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government interventions (including, without limitation, import-export quotas, wage and price controls, laws or regulations that restrict foreign investment or foreign ownership and the seizure, nationalization or expropriation of property or equipment);

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potential adverse or unforeseen changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax and indigenous ownership laws;

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equipment failure, grid unavailability, planned and unplanned outages, accidents and infrastructure that lead to network failure

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trade barriers;

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difficulties in staffing and managing operations;

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lack of well-developed legal systems, which could make it difficult for us to enforce contractual rights and intellectual property;

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inability to secure rights or access to the land necessary to execute customer orders for New Sites;

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security and safety of employees;

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risk of uncollectible accounts and long collection cycles;

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adverse currency fluctuations, restrictive foreign exchange regulations and illiquidity in the foreign exchange markets, such as, the significant shortage of U.S. dollar liquidity in Nigeria in 2015 and recent Naira devaluations;

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consequences of corrupt practices (or alleged corrupt practices) on the economy in general or particular industries or companies, or of ineffective or insufficient corporate governance standards and practices;

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inconsistent or unpredictable application of laws or regulations by governmental authorities, including financial regulators;

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actions, proceedings, claims and disputes brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law;

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logistical and communications challenges;

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changes in labor conditions;

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higher volatility of our ordinary share price; and

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uncertain tax regime and inconsistent income taxation.

Investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in securities of issuers operating in emerging and less developed markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult their own legal and financial advisors before making an investment in our ordinary shares. Investors should also note that emerging and less developed markets such as those in which we operate are subject to rapid change and that the information set forth in this prospectus may become outdated relatively quickly.
Moreover, financial turmoil in any emerging market or less developed market or country tends to adversely affect prices in the financial markets of such markets, as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in other emerging economies could dampen foreign investment in the countries in which we operate and adversely affect the economies of such countries. In addition, during such times, companies that operate in emerging and less developed markets can face severe liquidity constraints as foreign funding sources, including availability of credit or debt financing, are withdrawn. Thus, even if the economies of the countries in which we operate remain relatively stable, financial turmoil in any emerging or less developed market or country could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We may make acquisitions in or investments into emerging and other less developed markets, and investments in emerging and less developed markets are subject to greater risks than developed markets and could have a material adverse effect on our business, prospects, financial condition and results of operations.
To the extent that we acquire assets or invest in other emerging and/or less developed markets, including in Africa, the Middle East and Latin America, additional risks may be encountered that could adversely affect our business. Such markets tend to have less developed economies and infrastructure and are often more vulnerable to economic and geopolitical challenges and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. In addition, the currencies in which investments are denominated may be unstable, may be subject to significant depreciation and may not be freely convertible or may be subject to the imposition of other monetary or fiscal controls and restrictions.
Emerging and less developed markets are still in relatively early stages of their development and accordingly may not be highly or efficiently regulated, or the interpretation and enforcement of such regulations may be inconsistent or uncertain within the countries or jurisdictions in which we operate. Moreover, emerging and other less developed markets tend to be shallower and less liquid than more established markets which may adversely affect our ability to realize profits from our assets in these markets when we desire to do so or receive what we perceive to be their fair value in the event of a realization. In some cases, a market for realizing profits from an investment may not exist locally. In addition, companies based in emerging and other less developed markets are not generally subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to companies based in more developed countries, thereby potentially increasing the risk of fraud and other deceptive practices. Settlement of transactions may be subject to greater delay and administrative uncertainties than in developed markets and less complete and reliable financial and other information may be available to investors in emerging and other less developed markets than in developed markets. In addition, economic instability in such markets could adversely affect the value of our assets subject to leases in such countries, or the ability of our lessees or customers, which operate in these markets, to meet their contractual obligations. As a result, lessees or customers that operate in emerging and other less developed market countries may be more likely to default under their contractual obligations than those that operate in developed countries. Liquidity and volatility limitations in these markets may also adversely affect our ability to dispose of our assets at the best price available or in a timely manner.
As we have and may continue to invest in or acquire assets located in emerging and less developed markets throughout the world, we may be exposed to any one or a combination of these risks, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Failure to adequately address the significant infrastructure deficiencies in emerging and less developed markets could adversely affect their economies and growth prospects, and companies operating in emerging and less developed markets may face logistical and operational difficulties.
Decades of under-investment have resulted in significant deterioration of public infrastructure and the absence of, or persistent problems with, basic infrastructure to support and sustain growth and economic development in many emerging and less developed markets, including some of those in which we operate, or may operate. In addition to power generation, transmission and distribution deficiencies, emerging and less developed markets may also suffer from deteriorating road networks, congested ports and obsolete rail infrastructure, which have all severely constrained socioeconomic development, including restricting the movement of people and goods within those regions, thereby increasing the time it takes to mobilize workforces and deliver supplies or equipment. The power sectors of emerging and less developed markets may suffer from numerous problems, such as limited access to infrastructure, low connection rates, inadequate power generation capacity, lack of capital for investment, insufficient transmission and distribution facilities, high technical losses and vandalism. Many businesses rely on alternative electricity and water supplies, adding to overall business costs. See “— Some of the markets in which we currently, or may in the future, operate may suffer from chronic electricity shortages.”
Although significant advances have been made in the areas of telecommunications and internet facilities in recent years, the progress of development in these sectors cannot be considered at par with that in more developed economies. For example, the government has identified Nigeria’s decaying infrastructure as a major impediment to economic growth and Nigeria’s Economic Recovery and Growth Plan, or the ERGP, and various policies of the government on infrastructure and economic development include ambitious targets for infrastructure improvements and investments as part of the process of accelerating infrastructure development in the country.
Failure to significantly improve the infrastructure in such markets could adversely affect their economies and growth prospects, including their ability to meet GDP growth targets which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations. The lack of reliable infrastructure also limits our ability, and that of our commercial partners, contractors, customers and suppliers, to respond quickly to unforeseen situations, which can lead to delays and production stoppages. We may also face operational and logistical challenges as a result of outbreaks of infectious diseases in the regions in which we operate. The occurrence of any of the above could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Furthermore, certain areas/regions in which we operate periodically experience adverse weather conditions and natural disasters, mainly in the form of high winds, floods and erosion, which further limit the use of available infrastructure, particularly during the rainy season in such regions, when the likelihood of delays increases. See “— We are subject to the effects of climate change.” In addition, flooding in the regions in which we operate has also led to outbreaks of disease, which, coupled with the ongoing security concerns in these regions (see “— There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and less developed markets”), may affect our ability to staff our operations with qualified local and overseas individuals should such individuals be deterred from relocating to these regions, as a result of health or security concerns.
Some of the markets in which we currently, or may in the future, operate may suffer from chronic electricity shortages.
Successfully managing telecommunications towers in many of the types of markets in which we currently, or may in the future, operate (including emerging markets) is dependent on operational competency in power management, and unreliability of grid power presents significant challenges to managing our sites, uptimes and delivering quality service to customers.
For example, despite the abundant energy resources in the country, significant government reform efforts, and investments in the power sector in recent years, lack of sufficient and reliable electricity supply remains a serious impediment to Nigeria’s economic growth and development. Insufficient power generation, aging infrastructure, weak distribution networks, overloaded transformers and acts of sabotage to pipelines and infrastructure by vandals result in frequent power outages, high transmission and distribution losses and poor voltage output. Only 55.4% of Nigeria’s total population has access to the grid electricity supply (according to World Bank data from 2019) due to insufficient generation capacity and inadequate transmission and distribution networks. In addition, Zambia experienced power outages that adversely impacted its economic growth between 2014 and 2016, in 2019 and 2020.
Despite the introduction of power sector reforms and recent incremental improvements in the sector in certain markets, failure to sustain and improve on these efforts in power generation, transmission and distribution infrastructure could lead to lower GDP growth and hamper the development of economies, as well as increase the underlying costs of operating in such markets, many of which may not be recoverable. Slow growth in the economies in which we operate may also lessen consumers’ propensity to spend, which would negatively affect our customers. This, in turn, may have a material adverse effect on our business, financial condition, results of operations, cash flows, liquidity and/or prospects.

Unlike telecommunication towers businesses in developed markets, such as the United States and the European Union, where the electricity grid is comparatively extremely reliable, successfully managing telecommunications towers in many of the types of markets in which we currently, or may in the future, operate is dependent on operational competency in power management. Given the intermittent and unreliable grid availability in Nigeria, for example, grid electricity is rarely used as a source of power for our Towers, with 39% of Towers operated only with generators and 57% operated with hybrid solutions, which alternate between diesel generators and / or solar or battery systems, as of June 30, 2021. In our other African markets, where grid availability can also be unreliable, as of June 30, 2021, 12% of Towers were powered only by the grid, with the remainder having either generator or hybrid power systems. The unreliability of the grid power presents significant challenges to managing our tower sites and power uptimes and delivering quality service to customers. Any inability to continue to deliver quality service could harm our relationships with our customers, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products.
The economies of some of the markets in which we operate may be highly dependent on commodities, such as oil or copper, and therefore on global prices and demand which impact these markets. Reductions in revenues from such commodities could adversely affect the economies of the markets in which we operate. For example, the Nigerian economy is highly dependent on oil production in Nigeria and global prices of oil. According to the Nigerian National Bureau of Statistics, in 2020, the oil sector represented 8.2% of total real GDP, a decrease from the 8.8% recorded in 2019. Reductions in oil revenues, particularly in light of the COVID-19 pandemic and related containment measures or geopolitical tensions as seen recently, could have a material adverse effect on the economies of many of the markets in which we operate and in turn on our and our customers’ business and our results of operations. Additionally, between 2014 and 2016, a fall in copper prices adversely affected Zambia’s economy, along with increased tensions with mining companies due to related tax increases.
Revenues from commodities are a function of the level of the relevant commodity’s production in the relevant country and prevailing world commodity prices and demand. Commodity prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodity, market uncertainty, and a variety of additional factors that are beyond the control of the relevant country. These factors include, but are not limited to, political conditions in other relevant regions, internal and political decisions of any regional or international bodies or organizations relating to such commodities, such as OPEC, and other nations producing the relevant commodity as to whether to decrease or increase production, domestic and foreign supplies of the commodity, consumer demand, such as the fall in demand resulting from the global response measures to contain the spread of COVID-19 (or any future coronavirus or other outbreaks or events with a wide-ranging regional or global impact), weather conditions, domestic and foreign government regulations, transport costs, the price and availability of alternatives and overall economic conditions.
Declines in commodity prices and/or revenues on which certain of the economies in which we operate rely have had and will continue to have an impact on such economies, and may result in lower economic growth, high rates of unemployment, reduction in foreign exchange and government revenue. For example, the Nigerian government and certain other governments, such as in oil-producing countries in the Middle East, rely heavily on oil revenue to fund their budgets, and the decline in prices since 2014 has resulted in significantly decreased revenues. A reduction in commodity prices, such as the drop in recent oil prices, would likely negatively impact export earnings in the relevant country, government revenue, and national disposable income, and lead to budgetary constraints and reduced investment in key projects such as infrastructure. Further, any foreign exchange controls imposed in the jurisdictions in which we operate, whether as a result of reduced foreign exchange revenues from such commodities or related products or otherwise, may lead to a devaluation of our revenues which are received in local currencies and also affect our ability to obtain foreign currency required for some of our operations or to service some of our foreign currency obligations. See “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility” and “— Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.”
Commodity production in the relevant economies may also fluctuate significantly as a result of a decline in global prices, which may affect the economic viability of certain producing assets, and the activities of vandals (such as in the Niger Delta region of Nigeria, in relation to the oil industry) may lead to significant disruptions in the production of commodities on which such economies or businesses there rely upon. For example, the level of oil production and oil revenues in Nigeria and certain other oil producing countries in the Middle East may also be adversely affected by other factors, including changes in oil production quotas by OPEC, the response of international oil companies to changes in the regulatory framework for oil production in the relevant country or region, and theft of crude oil from pipelines and tank farms. Any long-term shift away from certain commodities (such as fossil fuels), including from developed economies seeking to develop alternative sources of energy, could adversely affect commodity prices and demand and the resulting commodity-related revenue of economies in which we operate. Damage to such economies as a result of such downturns may harm our customers and increase costs (such as fuel costs), which may have a material adverse effect on our business, prospects, financial condition and/or results of operations.
High inflation could have a material adverse effect on the economies in which we operate.
The markets in which we operate are exposed to the risk of high inflation. For example, for the year ended December 31, 2020, Nigeria’s inflation rate stood at 13.2%, according to the Nigeria Bureau of Statistics. Zambia’s inflation rate increased from 10.1% for the year ended December 31, 2015, to 17.9% for the year ended December 31, 2016, before decreasing back to 6.6% for the year ended December 31, 2017, according to the International Monetary Fund, or the IMF. For the years ended December 31 2018, 2019 and 2020, Zambia’s inflation rate was 7.0%, 9.8% and 16.4%, respectively. Changes in monetary and/or fiscal policy in the countries in which we operate may result in higher rates of inflation, which could consequently increase our operating costs. There can be no assurance that inflation rates will not rise in the future. While we have contractual inflation-linked escalation provisions under most of our MLAs, there can be no guarantee that the rates of escalation of lease fees will mitigate future inflation, particularly where our MLAs may include fixed, capped or floored escalators.
Brazil has also experienced high rates of inflation, and the Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy.
Significant inflation and measures taken to control inflation could have a material adverse effect on the economies of the countries in which we operate and, as a result, on our business, prospects, financial condition and/or results of operations.
Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.
There may be shortages in the availability of, or disruptions or other limitations in the supply of, foreign currencies in the countries in which we operate, whether as a result of economic reasons, monetary controls or otherwise. See also “— Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products” and “— Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility.” For example, there have historically been periods of significant shortage of U.S. dollar liquidity in Nigeria and the CBN imposed additional currency controls that restricted access to U.S. dollars in the official foreign exchange market. The reduced access to foreign exchange negatively impacted certain sectors of the Nigerian economy. However, since the introduction of the Investors and Exporters window in April 2017, which created a market-driven price for foreign-exchange trading in Nigeria, the foreign exchange market has generally experienced greater levels of stability albeit there can still be periods of U.S. dollar liquidity shortage from time to time. In addition, in Nigeria, we continue to access USD through various sources and at various rates (including from commercial banks and authorized dealers using the NAFEX window) and, in addition, at a premium to NAFEX through identified brokers. In this regard, we may suffer adverse economic consequences as a result of a divergence between the rates at which U.S. dollars are available in the market or as a result of the lack of availability or the shortage of U.S. dollars as stated above.
Should such controls and foreign currency liquidity shortages continue and/or occur in the markets in which we operate, we may face difficulties accessing foreign currency from foreign exchange markets or experience increased costs in sourcing foreign currency or otherwise which would impact our ability to obtain foreign currency required for some of our operations or to service some of our foreign currency obligations, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility.
Central banking authorities in the countries in which we operate may intervene in the currency markets by drawing on external reserves (such as, most recently, in Nigeria, where a significant portion of our operations are based), or adopting policies that may impact the applicable exchange rates and/or amounts of foreign currency that may be obtained. Fluctuations in an economy’s external reserves, its high dependence on certain foreign-currency revenue streams (such as those related to commodities such as oil, or other exports) and high levels of key imports in foreign currency, could result in local currencies remaining or becoming vulnerable to external shocks.
For example, the CBN has historically favored maintaining the Naira within a narrow band with periodic adjustments. The external reserves have fluctuated in recent years, dropping significantly from a high of $42.9 billion at the end of 2012, to a low of $25.2 billion at the end of 2016, before gradually recovering. As of June 30, 2021 external reserves were recorded at $33.1 billion. Given the fluctuations in Nigeria’s external reserves, its high dependence on oil exports and the fact that Nigeria pays for its key imports, such as refined oil, in U.S. dollars, the Naira will remain vulnerable to external shocks that could lead to a sharp decline in its values, as had occurred historically.
In addition, the currencies of the countries in which we operate are subject to volatility. Our operations are conducted in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, Brazil, Colombia, Peru and Kuwait, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), Brazilian Real (BRL), Colombian Peso (COP), Peruvian Sol (PEN) and Kuwaiti Dinar (KD), respectively. The operating subsidiaries’ financial results are translated into U.S. dollars for reporting purposes. Accordingly, we are subject to fluctuations in the rates of currency exchange. In particular, the Naira has depreciated significantly against the U.S. dollar, due largely to the inadequate supply of U.S. dollars in Nigeria, declining oil prices, depletion of external reserves, and the absence of fiscal buffers. In early 2015, the CBN instituted certain currency control policies and pegged the Naira at ₦197 to the U.S. dollar, which was then increased to approximately ₦305 in 2016 and then to approximately ₦380 by December 2020. Similarly, the Zambian Kwacha to U.S. dollar exchange rate increased from ZMW9.99 as of December 31, 2017 to ZMW21.16 as of December 31, 2020 and the Brazilian Real to U.S. dollar exchange rate increased from BRL4.03 as of December 31, 2019 to BRL5.20 as of December 31, 2020.
Central banks or monetary authorities in economies where the local currency is subject to such pressures may take various administrative measures aimed at stabilizing the foreign exchange market, including restricting access to the official foreign exchange market or prohibiting the use of foreign currencies in domestic transactions or by other means.
The depreciation or volatility of local currencies of the countries in which we operate may negatively affect their respective economies, which in turn could have a material adverse effect on our and our customers’ business, prospects, financial condition and/or results of operations as well as our liquidity and cash flows. See “Risks Relating to Our Business — We and our customers face foreign exchange risks, which may be material.”
Failure to adequately address actual and perceived risks of corruption may adversely affect the economies of the countries in which we operate, or may operate, and their ability to attract foreign investment.
Corruption is a significant issue in many of the markets in which we operate, as in many other emerging and less developed markets. For example, Nigeria and Cameroon both placed 149 out of 180 countries in Transparency International’s 2020 Corruption Perceptions Index and placed 131 and 167, respectively, out of 190 in the World Bank’s Ease of Doing Business 2020 rankings. Despite certain reform efforts, however, corruption continues to be a serious problem impacting some of the countries in which we operate, as reflected by several high profile convictions. Brazil has also experienced recent political instability, including various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, the largest such investigation known as “Lava Jato,” which have negatively impacted the Brazilian economy and political environment.
Corruption has many implications for a country, including difficulty in collecting revenue and controlling expenditure, increasing the risk of political instability, distorting decision-making processes and adversely affecting its international reputation. Failure to address these issues, continued corruption in the public sector and any future allegations of, or perceived risk of, corruption in the markets in which we operate could have adverse effects on their respective economies and may have a negative effect on the ability of these countries to attract foreign investment and, as a result, may have a material adverse effect on our and our customers’ business, prospects, financial condition and/or results of operations.
The policies and reforms of the political administrations in the countries in which we operate may result in political instability or changes in regulatory or other government policies.
Many emerging and less developed markets, including those in which we operate or may operate, face periods of political and economic uncertainty, particularly around the times leading up to elections and/or other political change, including uncertainty as to the manner in which the relevant governing authorities would seek to address the issues facing the relevant country and whether they would alter or reverse certain reforms and actions taken by predecessors or even by incumbents seeking to garner increased favor. Such issues may give rise to uncertainty in the investing community and are likely to reduce inbound investment.
Frequent and intense periods of political instability make it difficult to predict future trends in governmental policies. For example, the Arab Spring of 2010 and 2011 caused substantial political turmoil across the Middle East and North Africa, particularly in Egypt. During this period of instability in Egypt, the government temporarily dissolved the parliament, suspended the constitution and shut down the internet. Any similar shut-down in the countries in which we operate in the future will, however, negatively affect our business and results of operations. In addition, if government or regulatory policies in a market in which we operate were to change or become less business-friendly, our business could be materially adversely affected. Recent economic instability in Brazil also has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. The Brazilian government also frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. For instance, the Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future.
In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, have negatively impacted the Brazilian economy and political environment and have adversely impacted the image and reputation of those companies that have been implicated. In October 2018, Jair Bolsonaro was elected president, and we cannot predict which policies he may adopt or change during his mandate or the effect that any such policies might have on our operations in Brazil. In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil.
Moreover, some planned reforms may disadvantage certain existing stakeholders, who may seek to curtail such reforms. For example, planned privatization of state-owned enterprises has in some cases been met with strikes or threats of strikes in anticipation of job losses and price increases. Any significant changes in the political climate in the countries in which we operate, including changes affecting the stability of the government or involving a rejection, reversal or significant modification of policies against nationalization or expropriation of privately owned assets, favoring the privatization of state-owned enterprises, reforms in the telecommunications, power, banking and oil and gas sectors or other reforms, may have negative effects on the economy, government revenues or foreign reserves and, as a result, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and less developed markets.
Our operations are exposed to the political and social environment of the emerging and less developed markets in which we operate (or may in the future operate), which have the potential for civil and political unrest, contributing to an uncertain operating environment. For example, in Nigeria, corruption, policy uncertainty and collapsing infrastructure, as well as terrorist acts by Boko Haram and increased insecurity in different parts of the country, present significant risks to business operations in parts of Nigeria. Terrorism and militant activity are a problem in parts of Nigeria, where a range of terrorist and militant groups with differing goals operate. The Boko Haram sect, a terrorist group based primarily in north-eastern Nigeria, initially became active in 2009 and increasingly received international attention for the number and frequency of attacks against the Nigerian people and villages. These attacks led to the deployment of troops to Adamawa, Borno, and Yobe states. Despite progress made in combatting the group, Boko Haram has continued to mount attacks into 2021, particularly in the Lake Chad region. In addition to the instability caused by Boko Haram, the Niger Delta region of Nigeria continues to experience militant activity, creating a challenging environment for companies operating in that region. Cameroon has also recently faced similar issues, including with terrorism as well as increasing instances of unrest as a result of the tensions between the “Anglophone” and “Francophone” regions of Cameroon. Such instability has in the past resulted in, and may continue to result in, vandalism of our sites, obstruction or inability to access our Towers and increased security threats to our sites, as well as corresponding lost revenue or increased maintenance and security costs, as well as increased capital expenditures.
Instances of terrorist activities or other political and/or social unrest as well as general lawlessness can create a challenging environment for companies operating in the relevant regions. While such activity may be targeted within certain regions or at certain types of industry (such as oil and gas companies), the security situation in such regions can be volatile and may also have an impact on our operations, such as attacks on sites by militant or other groups in order to disrupt communications, and can generally create instability, impacting the relevant regions and economies.
Unless resolved by the government, such conflicts may adversely affect the political and economic stability of the markets in which we operate (or may in the future operate), which may, in turn, further have a material adverse effect on our business, prospects, financial condition and/or results of operations.
The taxation, customs and regulatory systems in emerging and less developed markets may be subject to changes and inconsistencies.
The government policies and regulations of emerging and less developed market economies, such as those in which we operate or may operate, on taxation, customs and excise duties and other regulatory matters may change from time to time as considered necessary for the development of the economy. In addition, taxes, customs and excise duties and other fees and fines may increasingly be viewed as major sources of revenue, particularly where other previously prominent sources of revenue (such as those derived from commodities) may have reduced. This may result in the introduction of new taxes, levies or fees where none previously existed (or were not imposed). Given a potential need to generate revenue from sources other than exports, governments may take measures to enforce tax compliance, including taking interim measures for alleged tax default, or to impose fees with respect to our operations, even where not permitted by applicable law. While such measures are often successfully challenged, if they are taken in relation to us, this may have a material adverse effect on our financial condition, results of operations, cash flows, and/or liquidity.
Further, the interpretation by the relevant tax or other regulatory authorities of, or decision with respect to, certain sections of tax or other laws may differ on a case-by-case basis, including potentially, against sectors or companies such as ours in the event of a perceived increase in profile or growth. Changes in government policies on taxation, customs and excise duties or other regulations, as well as inconsistencies or uncertainties in the interpretation of and decisions relating to tax laws, may have a material adverse effect on our cash flows and liquidity, as well as our business, prospects, financial condition and/or results of operations, and on the tax liability of holders of our ordinary shares.
Inefficiencies and corruption in the judicial systems may create an uncertain environment for investment and business activity and affect the ability of investors to find remedies through the relevant jurisdictions’ judicial systems.
The legal systems in certain emerging and less developed markets, such as the ones in which we operate and may in the future operate, are still in their growing phase, and the laws and regulations in such jurisdictions continue to undergo development and face a number of challenges, including corruption and delays in the judicial process since most cases take a considerable period of time to be concluded. Similarly, the enforcement of judgments and/or security in such jurisdictions may be affected by inefficiencies in the judicial system and can result in uncertain positions.
As a result, effective legal redress may be difficult to obtain and there is a high degree of uncertainty due to the discretion of governmental authorities, lack of judicial or administrative guidance on interpreting applicable rules and regulations, inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions and relative inexperience of the judiciary and courts in commercial matters. Slow and uncertain judicial process may sometimes affect the enforceability of judgments obtained, or result in judgments or extra-judicial action that may be inconsistent with the expected or applicable legal process, rules or procedures.
Those and other factors that have an impact on the legal systems of the markets in which we operate make an investment in our ordinary shares subject to greater risks and uncertainties than an investment in a country with a more mature legal system.
Risks Relating to our Indebtedness
Our level of indebtedness and the terms of our indebtedness could materially adversely affect our business and liquidity position.
As of June 30, 2021, we had $2,221 million of total borrowings, excluding lease liabilities. We currently use debt financing and plan to continue to use debt financing for our future operations and projects. The terms of the agreements governing our indebtedness limit the circumstances in which we may incur additional indebtedness. However, our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions or joint ventures or other investments. As a result, the risks normally associated with debt financing may materially adversely affect our cash flows and liquidity as well as our business, prospects, financial position and/or operating results including because:
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our level of indebtedness may, together with the financial and other restrictive covenants in the agreements governing our indebtedness, significantly limit or impair our ability in the future to obtain financing, refinance any of our indebtedness, sell assets or raise capital on commercially reasonable terms or at all, which could cause us to default on our obligations and materially impair our liquidity;

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a downgrade in our credit rating could restrict or impede our ability to access the capital markets at attractive rates and increase our borrowing costs;

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our level of indebtedness may increase the difficulty for us to repay our debt, including our ability to pay interest when due and/or the principal amounts due under such indebtedness;

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our level of indebtedness may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise;

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a portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise;

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our level of indebtedness may place us at a competitive disadvantage relative to competitors that have lower leverage or greater financial resources than we have and restrict us from pursuing our strategy (including acquisitions) or exploiting certain business opportunities; and

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our level of indebtedness could make us more vulnerable to downturns in general economic or industry conditions or in our business.

In addition, market conditions and monetary restrictions may lead to foreign currency liquidity shortages and we may face difficulties in obtaining sufficient quantities of the relevant foreign currency when required to meet our contractual and indebtedness obligations denominated in U.S. dollars or other foreign currencies. See “— Risks Relating to the Markets in which We Operate — Financial authorities in the markets in which we operate may intervene in the currency markets, and their currencies are subject to volatility” and “— Risks Relating to the Markets in which We Operate — Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.” Such shortages or lack of availability could increase our borrowing costs and interest expenses, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations as well as cash flows and liquidity. Such issues or increases could also have a material adverse effect on our cash flows and our ability to service our debt or meet interest payments in the longer term. Shortages in the availability of foreign currency may restrict our ability to satisfy our foreign currency-denominated obligations. Although we may seek to enter into agreements to reduce our risk related to access to foreign currencies and applicable exchange rates, we are under no obligation to do so and we cannot assure you that such arrangements would ensure our access to foreign currencies which we need on commercially acceptable terms or at all, or that we will be able to enter into such arrangements on commercially acceptable terms or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and capital resources.”
We are a holding company and conduct limited operations of our own. Repayment of indebtedness, including under the IHS Holding Revolving Credit Facility, the IHS Holding Bridge Facility and the Notes, is dependent on the ability of our operating companies to make cash available to us. See “— IHS Holding Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.”
In addition, our ability to draw funds from our existing and future local facilities may be materially adversely affected by the relatively high or increasing levels of non-performing loans in the relevant local banking sector. Local banks with a lack of geographic diversification or that have substantial exposure to certain industries which are not performing as well, may see the overall quality of their loan portfolio deteriorate or their provisioning costs increase, which may also impact their net interest income and margins. Any regional or local economic downturn that affects the local banking sector may in turn impact our ability to draw funds from any current and future undrawn facilities and could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Prevailing interest rates or other factors at the time of refinancing, including the possible reluctance of creditors to make commercial loans, as a result of extreme market and economic conditions such as those caused by the COVID-19 pandemic or otherwise, or to invest in operations in developing markets, could also result in higher interest rates, and the increased interest expense could, in the longer term, have a materially adverse effect on our ability to service our debt and to complete our capital expenditure plans, and our financial condition and results of operations could deteriorate as a result.
We are subject to restrictive debt covenants and our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could have a material adverse effect on our financial condition and/or results of operations.
We are party to a credit agreement that governs the IHS Holding Revolving Credit Facility, an indenture that governs the Notes issued by IHS Netherlands Holdco B.V., a bridge facility agreement that governs the IHS Holding Bridge Facility and credit agreements governing our facilities at our operating subsidiaries, each as further described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and capital resources —  Indebtedness,” and may provide guarantees under credit agreements governing our facilities at our operating subsidiaries, and therefore are subject to the restrictive covenants under those agreements. A breach of any of those covenants, ratios, tests or restrictions, including as a result of events beyond our control, could result in an event of default (which may also trigger cross-default or cross-acceleration clauses in other agreements or financings) that could have a material adverse effect on our financial condition and/or results of operations. The instruments governing our indebtedness contain a number of restrictive covenants, including restrictions on our ability to, among other things:
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incur or guarantee additional debt or issue preferred stock;

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pay dividends on, redeem or repurchase share capital, or make other distributions;

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purchase equity interests or reimburse or prepay subordinated debt prior to maturity;

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create or incur liens;

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make certain investments;

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agree to limitations on the ability of our subsidiaries to make distributions;

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engage in sales of assets and subsidiary stock;

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enter into transactions with affiliates;

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guarantee other debt; and

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transfer all or substantially all of our assets or enter into merger or consolidation transactions.

The restrictions contained in our debt instruments could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, these restrictions could have a material adverse effect on our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. Should market conditions deteriorate or fail to improve, or our operating results decrease in the future, then we may have to request amendments and/or waivers to the covenants and restrictions to which we are subject.
There can be no assurance that we will be able to obtain such relief should it be needed in the future. A breach of any of these covenants or restrictions could result in a default and acceleration that would permit our creditors to declare all amounts incurred to be due and payable, together with accrued and unpaid interest, and the commitments of the relevant creditors to make further extensions of credit could be terminated. Such actions may also trigger cross-default or cross-acceleration provisions in other facilities or agreements, which could multiply and extend the impact of any particular event or series of events across our Group.
If we breach certain of our debt covenants, creditors could declare a default and/or require us to pay the then outstanding debt immediately, and, in the case of any secured debt, creditors could sell the property securing such debt if we are unable to pay the outstanding debt immediately. If an event of default is called or if we default on the payments required by our existing indebtedness, we could trigger cross-default or cross-acceleration provisions under other debt agreements or instruments that could make such indebtedness payable on demand, and we may not have sufficient funds to repay all of our debts. The breach of covenants and the exercise by the relevant creditors of their rights under the various financing agreements could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
We are exposed to interest rate risks as certain of our borrowings bear interest at floating rates that could rise significantly, increasing our interest cost and reducing cash flow.
Advances under certain of our existing credit facilities would bear interest at rates which vary depending on certain underlying or reference rates, such as the London Interbank Offered Rate, or LIBOR, the European interbank offered rate, or EURIBOR, or the Nigerian Interbank Offered Rate, or NIBOR. Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term. In addition, we may procure additional indebtedness at floating rates in the future.
In addition, LIBOR is the subject of recent proposals for reform, and the U.K. Financial Conduct Authority announced its desire to phase out the use of LIBOR by the end of 2021. This may cause LIBOR to disappear entirely or perform differently than in the past. Furthermore, the USD LIBOR rates will continue to be published only through June 30, 2023. It is unknown whether any alternative reference rates will attain market acceptance as replacements of LIBOR. To identify a successor rate for USD LIBOR, the Alternative Reference Rates Committee or ARRC, a U.S. based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC is comprised of a diverse set of private sector entities and a wide array of official-sector entities, banking regulators, and other financial sector regulators. The ARRC has identified the Secured Overnight Financing Rate, or SOFR, as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although SOFR appears to be the preferred replacement rate for USD LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the United States. If and when LIBOR ceases to exist, the method and rate used to calculate our interest rates and/or payments on our variable rate indebtedness may result in interest rates and/or payments that are higher than or that do not otherwise correlate over time with the interest rates and/or payments that would have been applicable to our obligations if LIBOR was available in its current form. The potential effect of any such event is uncertain, but were it to occur, our cost of capital, financial results, cash flows and/or results of operations could be materially adversely affected.
The applicable interest rates could rise significantly in the future, thereby increasing our interest expenses associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments on our indebtedness. Although we may hedge the interest rates with respect to certain of our existing credit facilities, we are under no obligation to do so under the documents governing our indebtedness and we may not be able to obtain such hedges, or replace such hedges on terms that are acceptable to us, and any such hedge may not be fully effective, which would expose us to interest rate risk.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or to refinance our debt obligations and to fund planned capital expenditures and working capital requirements depends on our future performance and ability to generate cash, which is subject, among other things, to the success of our business strategy, prevailing economic conditions and financial, competitive, legislative, legal, regulatory and other factors, including the COVID-19 pandemic and those other factors discussed in these “Risk Factors,” many of which are beyond our control.

We can make no assurances that we will be able to generate a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or that future borrowings will be available to us in an amount sufficient to enable us to service our other indebtedness or to fund our other liquidity needs. If we default on the payments required by any indebtedness, that indebtedness, together with debt incurred pursuant to debt agreements or instruments that contain cross-default or cross-acceleration provisions may become payable on demand, and we may not have sufficient funds to repay all of our debts.
Furthermore, if our cash flows and capital resources are insufficient to service our debt obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness, any of which will depend on our cash needs, our financial condition at such time, the then prevailing market conditions and the terms of our then existing debt instruments, which may restrict us from adopting some of these alternatives. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could also harm our ability to incur additional indebtedness. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations, and there can be no assurances that any assets which we could be required to dispose of could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales could be on acceptable terms.
Risks Relating to our Initial Public Offering and Ownership of our Ordinary Shares
We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K and quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.
As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the NYSE rules for shareholder meeting quorums and record dates and the NYSE rules requiring shareholders to approve equity compensation plans and material revisions thereto, neither of which is required under the Cayman Islands law. We may in the future elect to follow home country practices with regard to other matters, including the requirement that listed companies have a majority of independent directors unless the company is a “controlled company” and the requirement that listed companies have a compensation and nominating and corporate governance committee comprised entirely of independent directors. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. We intend to use the net proceeds from this offering for general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could materially adversely affect our business and cause the price of our ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
If you purchase ordinary shares in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our ordinary shares is substantially higher than the net tangible book deficit per ordinary share. Therefore, if you purchase our ordinary shares in this offering, you will pay a price per ordinary share that substantially exceeds our pro forma net tangible book deficit per ordinary share after this offering. Based on the initial public offering price of $      per ordinary share, you will experience immediate dilution of $      per ordinary share, representing the difference between our pro forma net tangible book deficit per ordinary share after giving effect to this offering and the initial public offering price. We also have a number of outstanding options to purchase ordinary shares with exercise prices that are below the initial public offering price of our shares. To the extent that these options are exercised, you will experience further dilution. See “Dilution” for more detail.
We cannot assure you that a market will develop for our ordinary shares or what the price of our ordinary shares will be, and public trading markets may experience volatility. Investors may not be able to resell their ordinary shares at or above the initial public offering price.
Before this offering, there was no public trading market for our ordinary shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your ordinary shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ordinary shares in the secondary market, the transparency and availability of trading prices, the liquidity of the ordinary shares and the extent of regulation applicable to us. We cannot predict the prices at which our ordinary shares will trade. The initial public offering price for our ordinary shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our ordinary shares will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our ordinary shares may decline, possibly materially.
Our operating results and ordinary share price may be volatile, and the market price of our ordinary shares after this offering may drop below the price you pay.
Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above.
In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our ordinary shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our ordinary shares may fluctuate in response to various factors, including the risks described above.
These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our ordinary shares to fluctuate substantially.
Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their ordinary shares and may otherwise negatively affect the market price and liquidity of ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.
A significant portion of our total issued and outstanding ordinary shares are eligible to be sold into the market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.
Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. After giving effect to the Migration and the sale of ordinary shares in this offering, we will have                 ordinary shares outstanding (or           if the                 underwriters exercise their option to purchase additional ordinary shares in full). The ordinary shares sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
We, our executive officers, directors and existing holders of substantially all of the company’s existing ordinary shares, including the Selling Shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for shares of ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. Such ordinary shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our ordinary shares after this offering.
In addition, our Shareholders’ Agreement also sets out certain restrictions on our shareholders’ ability to sell or otherwise transfer their respective shares. See “Related Party Transactions — Shareholders’ Agreement.”
We also intend to enter into a registration rights agreement upon consummation of this offering, pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the ordinary shares held by certain of our existing shareholders who combined will hold    % of our ordinary shares after giving effect to this offering, as well as to cooperate in certain public offerings of such ordinary shares and to reimburse such shareholders for certain expenses incurred in connection therewith. See “Related Party Transactions — Registration Rights Agreement.”
In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares and would result in the dilution of our existing shareholders, which could have a material adverse effect on our business, prospects, financial condition and/or results of operation.
We will incur increased costs and have additional obligations as a result of operating as a public company, and our management will be required to devote substantially more time to new compliance initiatives and corporate governance practices.
As a public company, we will incur significantly more legal, accounting and other expenses than we did as a private company, and have additional obligations such as regulatory financial reporting requirements. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors. We may also face challenges in complying with our increased obligations in the required or expected timeframes.
We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act, or Section 404, and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel with specific Sarbanes-Oxley experience so we have begun the process of strengthening in that area. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
Management has identified material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis.
We have historically been a private limited company, and as such, have not been subject to the reporting requirements of Section 404 of the Sarbanes-Oxley Act. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of internal control over financial reporting.
In connection with the audits of our consolidated financial statements, we identified three material weaknesses in our internal control over financial reporting, which are described below. Under PCAOB standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
As a result of the material weaknesses in our internal control over financial reporting, we were required to reissue and restate our previously issued private limited company financial statements for the years ended December 31, 2015 and 2016 for errors related to the accounting for business combinations and decommissioning liabilities, and for the year ended December 31, 2017 for errors related to property, plant and equipment and related depreciation expense.
The material weaknesses identified related to the lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, and the lack of an adequate process and procedures surrounding the accounting for the acquisition of property, plant and equipment and utilization of advance payments made to contractors for the provision and construction of property, plant and equipment impacting the timely recognition of assets and commencement of depreciation. A further material weakness in our internal controls over financial reporting was identified during the course of the audit for the year ended December 31, 2020. While no audit adjustment was required to the financial statements, the material weakness identified is in the lack of appropriate internal communication, documentation of the facts, circumstances and judgements taken by management. This material weakness resulted in the incomplete recording of transactions related to the recognition and settlement of revenues and receivables where the amounts concerned were subject to dispute or deferred invoicing.
We are working to remediate these material weaknesses as quickly and efficiently as possible by hiring additional accounting personnel and engaging external temporary resources as needed. In addition, we are implementing new controls designed to prevent the future occurrence of similar issues. We are also working to modify and implement policies and procedures centrally to develop effective internal control through a shared service center along with improvements to controls across the finance function. However, we cannot assure you that the measures we have taken to date or that we are taking will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. We cannot provide an estimate of the time required or costs expected to be incurred in connection with implementing a remediation plan. Remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate these material weaknesses or if we identify additional material weaknesses, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations.
If the material weaknesses are not remediated as of the balance sheet date of our first annual report on Form 20-F, the material weaknesses will be disclosed in Item 15 of our Form 20-F (Disclosure Controls and Procedures) and we would expect that our principal executive and principal financial officers would report that our Disclosure Controls and Procedures are not effective at the balance sheet date.
Until the end of the financial year for which we will file our second annual report on Form 20-F after becoming a public company, we will not be required to make a formal assessment of the effectiveness of our internal control over financial reporting. Even after an assessment that our internal control over financial reporting is effective, we cannot guarantee that our internal control over financial reporting will prevent all possible errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
We will be subject to the auditor reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. If we are not able to establish and maintain an effective system of internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion with respect to internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE on which our ordinary shares are listed. As a result of misstatements or restatements in our financial statements or adverse assessment by management or our auditors about the effectiveness of our internal controls, there could be an adverse reaction to the financial statements or the Company due to a loss of confidence in the reliability of our financial statements which could materially adversely affect our business, prospects, financial condition and/or results of operations, and could also cause the price or trading volume of our ordinary shares to decline and there could be a delay in delivering financial statements, which may result in a default under agreements governing our indebtedness.
Inaccurate assumptions in respect of critical accounting judgments could materially adversely affect financial results.
In the course of preparing financial statements our management necessarily makes judgments and estimates that can have a significant impact on our financial statements. The most critical of these relate to impairment of assets, share-based payment obligations, fair value of embedded derivatives and options, contingent liabilities and certain regulatory accruals. The use of inaccurate assumptions in calculations for any of these estimates could have a material adverse effect on our business, prospects, financial condition and/or results of operations.
Because we have no current plans to pay regular cash dividends on our ordinary shares following this offering, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.
We do not anticipate paying any regular cash dividends on our ordinary shares following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our ordinary shares is solely dependent upon the appreciation of the price of our ordinary shares on the open market, which may not occur, which could, in turn, have a material adverse effect on our business, prospects, financial condition and/or results of operations. See “Dividend Policy” for more detail.
Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
Our corporate affairs are governed by our Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less well developed Cayman Islands law in this area.
A merger or consolidation may proceed under Cayman Islands law in one of two ways: by a court-sanctioned scheme of arrangement or by a statutory merger, see “Description of Share Capital.” While Cayman Islands law allows a shareholder objecting to a court sanctioned scheme of arrangement to express a view that such scheme of arrangement would not provide fair value for the shareholder’s shares, Cayman Islands statutory and common law in respect of schemes of arrangement does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation effected by a scheme of arrangement of a company that has otherwise received the prescribed shareholder approval. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation effected by a scheme of arrangement or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, in the event of a merger or consolidation under the statutory merger regime, Cayman Islands law does provide a mechanism for a dissenting shareholder to require us to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.
Shareholders of Cayman Islands exempted companies such as ours, have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
It should be noted that the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act in the United States. Subject to limited exceptions, under Cayman Islands law, a shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. See “Description of Share Capital — Differences in Corporate Law — Shareholders’ Suits.”
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of the board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the State of Delaware and their shareholders, see “Description of Share Capital.”

Our Articles provide, unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which could increase a shareholder's cost and limit such shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.
Our Articles provide unless we consent in writing to the selection of an alternative forum (a) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the U.S. Actions; and (b) save for such U.S. Actions, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Articles or otherwise related in any way to each member's shareholding in us, including but not limited to (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us (iii) any action asserting a claim arising pursuant to any provision of the Companies Act of the Cayman Islands or the Articles; or (iv) any action asserting a claim against us concerning our internal affairs.
This choice of forum provision may increase a shareholder's cost and limit the shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provision to be inapplicable or unenforceable, and if a court were to find this provision in our Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have a material adverse effect on our financial condition and/or results of operations.
Anti-takeover provisions in our organizational documents and Cayman Islands law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our ordinary shares and prevent attempts by our shareholders to replace or remove our current management.
Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our board of directors has the ability to designate the terms of and issue preferred shares without shareholder approval. In addition, Board vacancies may be filled by an affirmative vote of the remaining Board members. The directors are divided into three classes designated as Class I, Class II and Class III, respectively, and directors will generally be elected to serve staggered three year terms. The term of the Class I Directors shall expire at the third annual general meeting of the Company. The term of office of the Class II Directors shall expire at the fourth annual general meeting of the Company. The term of office of the Class III Directors shall expire at the fifth annual general meeting of the Company. A Director whose term has expired may be reappointed in accordance with the terms of the Articles. These provisions may make it more difficult to remove directors.
Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (1) there is advance approval of our Board, (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (3) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder.
Taken together, these provisions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ordinary shares. See “Description of Share Capital.”

There may be difficulties in enforcing foreign judgments against our management or us.
Certain of our directors and management and certain of the other parties named in this prospectus reside outside the United States. Most of our assets and such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Civil Liabilities.”
In particular, investors should be aware that there is uncertainty as to whether the courts of the Cayman Islands or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or management as well as against the selling shareholders predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in the Cayman Islands or any other applicable jurisdictions courts against us or our directors or officers as well as against the selling shareholders predicated upon the securities laws of the United States or any state in the United States.
IHS Holding Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.
As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and/or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our operating subsidiaries and intermediate holding companies to distribute cash to us will also be subject to, among other things, restrictions that may be contained in the agreements governing our indebtedness as entered into from time to time, including the IHS Holding Revolving Credit Facility and the Notes, and the facilities of our operating subsidiaries, availability of sufficient funds in such subsidiaries and applicable laws, taxes and regulatory restrictions, including monetary or fiscal controls and restrictions. Claims of any creditors of any of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and shareholders. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares could decline.
The trading market for our ordinary shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our ordinary shares to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including those that relate to our current expectations and views of future events. In some cases, these forward- looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “project,” “forecast,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•
our future financial performance (including our revenue, Contracted Tenant Lease Revenue, operating expenses, results of operations and our ability to make or maintain profitability);

•
our strategies, plans, objectives, goals, acquisitions and targets;

•
our expectations regarding the development of our business, our industry and the competitive environment in which we operate;

•
future developments in the markets in which we participate or are seeking to participate or anticipated regulatory changes in the markets in which we operate or intend to operate; and

•
our use of the net proceeds from the sale of ordinary shares by us in this offering.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and estimates and that our actual results of operations, including our financial condition and liquidity and the development of the industries and markets in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward- looking statements contained in this prospectus. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry and markets in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.
Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:
•
non-performance under or termination, non-renewal or material modification of our customer agreements;

•
volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;

•
a reduction in the creditworthiness and financial strength of our customers;

•
the business, legal and political risks in the countries in which we operate;

•
general macroeconomic conditions in the countries in which we operate;

•
foreign exchange risks;

•
regional or global health pandemic, including the current outbreak of COVID-19;

•
our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites;

•
reliance on third-party contractors;

•
increases in operating expenses, including increased costs for diesel;

•
failure renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;

•
loss of customers;

•
changes to the network deployment plans of mobile operators in the countries in which we operate;

•
a reduction in demand for our services;

•
the introduction of new technology reducing the need for tower infrastructure and / or adjacent telecommunication verticals;

•
an increase in competition in the telecommunications tower infrastructure and / or adjacent telecommunication verticals industries;

•
our failure to integrate recent or future acquisitions;

•
reliance on our senior management team and on key employees;

•
failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;

•
environmental liability;

•
inadequate insurance coverage, property loss and unforeseen business interruption;

•
violations of anti-corruption laws, sanctions and regulations;

•
fluctuations in global prices for diesel or other materials;

•
disruptions in our supply of diesel or other materials;

•
a deterioration in the economic environment in the markets in which we operate;

•
legal and arbitration proceedings;

•
reliance on shareholder support and related party transaction risks;

•
risks related to the markets in which we operate;

•
risks related to our status as a foreign private issuer; and

•
other factors discussed under “Risk Factors.”

The forward-looking statements made in this prospectus speak only as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $      , assuming an initial public offering price per share of $      , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $      , assuming that the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 ordinary shares in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $      million, assuming no change in the assumed initial public offering price per share. Expenses of this offering will be paid by us.
The principal purposes of this offering are to increase our financial flexibility and to create a public market for our ordinary shares. We intend to use the net proceeds from this offering to fund organic and inorganic growth and for other general corporate purposes. We have not quantified or allocated any specific portion or range of the net proceeds to us for any particular purpose. Pending their use, we plan to hold the net proceeds from this offering in cash and cash equivalents.
The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, we will have broad discretion in deploying the net proceeds of this offering.
We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.

DIVIDEND POLICY
We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law.
The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, availability or ability under our existing financing arrangements, working capital requirements, capital expenditures and applicable provisions of our Articles. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations.
Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments. The ability of certain of our subsidiaries to pay dividends is currently restricted by the terms of the Notes and certain of our other debt agreements and instruments and may be further restricted by any future indebtedness we or they incur. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and capital resources — Indebtedness.”
We have not proposed or paid dividends in the years ended December 31, 2018, 2019 and 2020 or the six months ended June 30, 2021.

CAPITALIZATION
The table below sets forth the cash and cash equivalents and capitalization as of June 30, 2021:
•
of IHS Holding Limited and its subsidiaries on an actual basis;

•
of IHS Holding Limited and its subsidiaries on a pro forma as adjusted basis to give effect to the Migration, excluding this offering; and

•
of IHS Holding Limited and its subsidiaries on a pro forma as adjusted basis to give effect to the Migration and further adjusted for the issuance and sale of           ordinary shares in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Investors should read this table in conjunction with our audited financial statements included in this prospectus, as well as “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Other than the anticipated issuance and sale of           ordinary shares and the effect of the Migration as set out in table below, and other items described in notes (1) and (2) to the following table, there has been no material change to the capitalization and indebtedness of IHS Holding Limited since June 30, 2021.

	As of June 30, 2021
	IHS Holding Limited Actual	IHS Holding Limited Pro Forma As Adjusted For The Migration	IHS Holding Limited Pro Forma As Adjusted And As Further Adjusted For This Offering(1)
	($ in thousands)
Cash and cash equivalents(2)	541,644
Debt:
Senior Notes	1,461,883
Bank borrowings(2)	759,120
Lease liabilities	381,569
Total debt, including current and non-current portion of lease liabilities(2)	2,602,572
Equity:
Share capital	—
Share premium	—
Stated capital	4,530,870
Accumulated losses	(2,758,067)
Other reserves	(465,042)
Total equity attributable to owners of the Company	1,307,761
Total capitalization	4,451,977

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, retained losses, total equity and total capitalization by approximately $      million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, retained losses, total equity and total capitalization by approximately $      million, assuming no change in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

(2)
For more information regarding our total borrowings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and capital resources — Indebtedness.”

DILUTION
If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.
At June 30, 2021, we had a pro forma net tangible book value of $       million, corresponding to a pro forma net tangible book value of $       per share. Pro forma net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding after giving effect to the Migration.
After giving effect to the sale by us of           ordinary shares in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2021 would have been approximately $      million, representing $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share to existing shareholders and an immediate dilution in net tangible book value of $      per share to new investors purchasing ordinary shares in this offering at the assumed initial public offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.
The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.
Assumed initial public offering price	$
Pro forma net tangible book value per share
Increase in net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share
Dilution per share to new investors
If the underwriters exercise their option to purchase additional ordinary shares from us in full, our pro forma as adjusted net tangible book value per share after this offering would be $      per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $      per share to existing shareholders and immediate dilution of $      per share in pro forma as adjusted net tangible book value per share to new investors purchasing ordinary shares in this offering, based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $      per share and the dilution per share to new investors in the offering by $      per share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.
The following table summarizes, as of June 30, 2021, the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing ordinary shares in this offering:
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders		%	$	%	$
New investors
Total		100%	$	100%	$

Sales by the Selling Shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to                 , or approximately    % of the total number of ordinary shares outstanding after the offering.
If the underwriters exercise their option to purchase additional ordinary shares in full, the following will occur:
•
the percentage of our ordinary shares held by existing shareholders will decrease to approximately    % of the total number of our ordinary shares outstanding after this offering; and

•
the percentage of our ordinary shares held by new investors will increase to approximately    % of the total number of our ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected historical consolidated financial information presented as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 has been derived from the audited consolidated financial statements of IHS Holding Limited included elsewhere in this prospectus. The selected historical consolidated financial information presented as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017 has been derived from audited consolidated financial statements of IHS Holding Limited not included in this prospectus. The historical unaudited condensed consolidated interim financial information presented as of June 30, 2021 and for the six months ended June 30, 2020 and 2021 has been derived from our unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus. The unaudited condensed consolidated interim financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements.
The unaudited pro forma financial information set forth below is derived from the audited consolidated financial statements of IHS Holding Limited included elsewhere in this prospectus and is based on assumptions as explained in the notes to the tables below. The results for any prior period are not necessarily indicative of the results of operations that you should expect for any future period.
All operations are continuing operations and we have not proposed or paid dividends in any of the periods presented.
The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and condensed consolidated interim financial statements of IHS Holding Limited, including the notes thereto, included elsewhere in this prospectus.
	Year ended December 31,					Six months ended June 30,
	2016	2017	2018	2019(1)	2020(1)	2020	2021
	($ in thousands, except share and per share data)
IHS Holding Limited Consolidated Statements of Income and Comprehensive Income Data:
Revenue	905,605	1,106,955	1,168,087	1,231,056	1,403,149	664,097	763,569
Cost of sales	(685,920)	(788,228)	(766,732)	(810,967)	(838,423)	(435,849)	(400,040)
Administrative expenses	(258,548)	(150,829)	(148,773)	(556,285)	(236,112)	(122,385)	(153,247)
(Loss allowance)/reversal of loss allowance on trade receivables	(8,711)	(55,927)	(50,611)	(27,944)	(13,081)	(1,341)	36,620
Other income	55,217	1,746	3,961	7,036	16,412	3,358	7,056
Operating profit/(loss)	7,643	113,717	205,932	(157,104)	331,945	107,880	253,958
Finance income	78,048	135,527	23,988	36,045	148,968	13,143	17,282
Finance costs	(1,202,718)	(645,652)	(315,942)	(288,915)	(633,766)	(377,217)	(154,621)
(Loss)/profit before income tax	(1,117,027)	(396,408)	(86,022)	(409,974)	(152,853)	(256,194)	116,619
Income tax benefit/(expense)	176,278	(25,130)	(46,748)	(13,518)	(169,829)	(96,696)	(40,013)
(Loss)/profit	(940,749)	(421,538)	(132,770)	(423,492)	(322,682)	(352,890)	76,606
(Loss)/profit attributable to Owners of the Group	(826,392)	(425,448)	(132,770)	(423,492)	(321,994)	(352,497)	77,323
Non-controlling interests(2)	(114,357)	3,910	—	—	(688)	(393)	(717)
Loss per share — basic	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.00
Loss per share — diluted	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.00

	Year ended December 31,					Six months ended June 30,
	2016	2017	2018	2019(1)	2020(1)	2020	2021
	($ in thousands, except share and per share data)
Weighted average number of shares outstanding — basic (thousands)	119,700,839	143,281,846	146,706,094	146,784,812	147,051,494	147,051,494	147,051,494
Weighted average number of shares outstanding — diluted (thousands)	145,051,339	145,579,185	149,150,687	158,240,303	158,674,348	158,660,580	158,770,567
Pro forma as adjusted (loss)/profit per share
— basic(3)
— diluted(3)
Pro forma as adjusted weighted average number of shares outstanding
— basic (thousands)(3)
— diluted (thousands)(3)
Pro forma as adjusted (loss)/profit per share as further adjusted for this offering
— basic(4)
— diluted(4)
Pro forma as adjusted weighted average number of shares outstanding as further adjusted for this offering
— basic (thousands)(4)
— diluted (thousands)(4)
	As of December 31,					As of June 30,
	2016	2017	2018	2019(1)	2020(1)	2021
	($ in thousands)
IHS Holding Limited Consolidated Statement of Financial Position Data:
Cash and cash equivalents	476,078	646,196	633,450	898,802	585,416	541,644
Total assets	4,052,415	3,996,239	3,824,876	4,164,708	4,447,643	4,683,611
Non-current borrowings	1,904,792	1,867,277	1,710,336	1,950,711	2,017,090	1,976,840
Total borrowings	2,003,787	1,980,891	1,897,774	2,055,878	2,203,209	2,221,003
Stated capital	3,487,965	4,518,502	4,518,502	4,530,870	4,530,870	4,530,870
Total equity	1,497,142	1,472,319	1,332,075	1,430,319	1,224,191	1,322,041

	Year ended December 31,					Six months ended June 30,
	2016	2017	2018	2019(1)	2020(1)	2020	2021
	($ in thousands)
IHS Holding Limited Consolidated Statement of Cash Flows:
Net cash generated from operating activities	415,513	456,105	462,307	641,940	635,256	301,391	369,395
Net cash used in investing activities	(805,882)	(344,312)	(264,596)	(235,806)	(758,512)	(626,628)	(331,634)
Net cash generated from/(used in) financing activities	349,527	113,167	(202,780)	(138,319)	(128,136)	(191,262)	(46,268)
IHS Holding Limited Other Financial and Operating Data:
Adjusted EBITDA(5)	382,960	527,019	550,722	668,614	819,014	374,925	490,029

(1)
For the years ended December 31, 2016, 2017 and 2018 IAS 17 was applied. On January 1, 2019, we applied IFRS 16 using the modified retrospective approach which requires the recognition of the cumulative effect of initially applying IFRS 16, as of January 1, 2019, to the retained earnings and does not require us to recast prior years. For the year ended December 31, 2019, the impact of IFRS 16 decreased our profit before tax by $8.0 million. Underlying the net impact was an increase in depreciation expense and a decrease in rent expense recognized in cost of sales and administrative expenses of $38.1 million and $46.1 million, respectively, and an increase in finance cost of $16.0 million for the year ended December 31, 2019. For additional information, see Note 2.1.1 to the audited consolidated financial statements included elsewhere in this prospectus.

(2)
Non-controlling interests in the years ended December 31, 2016 and 2017 related to one of our subsidiaries in Nigeria in which we held a 49% stake until February 23, 2017 when MTN Group, the shareholder of the other 51%, exercised its right to exchange its holdings in such subsidiary for shares in IHS Holding Limited. Following this exchange, we no longer have a non-controlling interest and instead own 100% of this subsidiary. For the year ended December 31, 2020, non-controlling interests related to our subsidiary in Kuwait in which we hold a 70% stake.

(3)
Pro forma as adjusted gives effect to the Migration. Such pro forma as adjusted data will become the historical (loss)/profit per share upon consummation of the Migration.

(4)
Pro forma as adjusted, as further adjusted for this offering, gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Migration; (b) the issuance and sale of ordinary shares by us in this offering at a price equal to $          per share, the midpoint of the price range set forth on the cover of this prospectus; and (c) the use of proceeds from this offering as described under “Use of Proceeds.”

(5)
We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of our business. See “Presentation of Financial and Other Information” for a description of this non-IFRS measure.

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is loss for the periods presented:
	Year ended December 31,					Six months ended June 30,
	2016	2017	2018	2019	2020	2020	2021
	($ in thousands)
(Loss)/profit	(940,749)	(421,538)	(132,770)	(423,492)	(322,682)	(352,890)	76,606
Adjustments:
Income tax (benefit)/expense	(176,278)	25,130	46,748	13,518	169,829	96,696	40,013
Finance costs(a)	1,202,718	645,652	315,942	288,915	633,766	377,217	154,621
Finance income(a)	(78,048)	(135,527)	(23,988)	(36,045)	(148,968)	(13,143)	(17,282)
Depreciation and amortization	271,570	326,701	317,304	384,507	408,662	221,024	183,925
Impairment of withholding tax receivables(b)	21,760	52,292	12,063	44,586	31,533	14,657	32,684
Business combination transaction costs	20,909	1,509	3,448	3,745	13,727	11,010	5,948
Impairment of property, plant and equipment and related prepaid land rent(c)	—	28,343	6,119	21,604	27,594	13,207	2,813
Decommissioning cost	3,475	—	—	—	—	—	—
Net loss/(gain) on sale of assets	4,518	3,043	2,557	5,819	(764)	(538)	(1,538)
Share-based payment expense/(credit)(d)	88,364	(27,436)	(5,065)	351,054	8,342	6,791	4,682
Insurance claims(e)	(2,055)	(1,537)	(1,847)	(3,607)	(14,987)	(2,584)	(5,402)
Listing costs	3,357	8,295	5,221	1,078	12,652	3,171	4,035
Customer contract exit fee income(f)	(50,958)	—	—	—	—	—	—
Other costs(g)	14,377	22,092	4,990	16,932	310	307	10,193
Other income(h)	—	—	—	—	—	—	(1,269)
Adjusted EBITDA	382,960	527,019	550,722	668,614	819,014	374,925	490,029

(a)
Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

(b)
Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting our financial condition and results of operations — Pioneer Status and Revenue Withholding Tax in Nigeria.” Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.

(c)
Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.

(d)
Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.

(e)
Represents insurance claims included as non-operating income.

(f)
Represents Visafone contract exit fee receivable on termination of contract.

(g)
Other costs for the six months ended June 30, 2021 included non-recurring professional costs related to financing of $9.2 million and aborted transaction costs of $1.0 million. Other costs for the six months ended June 30, 2020 related to aborted transaction costs. Other costs for the year ended December 31, 2020 included aborted transaction costs of $0.3 million. Other costs for the year ended December 31, 2019 included redundancy costs of $3.2 million, aborted transaction costs of $0.6 million, $9.6 million of consultancy, facility set up, and other related expenses for the Group’s finance transformation program (to improve the consistency and efficiency of our finance function and its processes) and $3.4 million related to Middle East start-up costs. Other costs for the year ended December 31, 2018 included redundancy costs of $3.0 million, escrow amounts received relating to the IHS Towers NG Limited acquisition of $4.3 million, $2.8 million related to Middle East start-up costs, costs of $1.9 million related to consultancy services for the implementation of IFRS 16 and costs of $0.7 million related to consultancy review services related to the restrictions placed on bank accounts. Other costs for the year ended December 31, 2017 included $15.2 million in relation to site safety, structural integrity and compliance review, $1.8 million for consultancy costs and $1.3 million for Middle East start up costs. Other costs for the year ended December 31, 2016 included consultancy on bond issuance of $4.8 million, a success bonus in relation to the bond issued of $4.1 million, $1.8 million of costs incurred in relation to the restructuring of ITNG and tax consultancy in relation to Pioneer status in Nigeria of $1.0 million.
(h)
Other income for the six months ended June 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.
Overview
We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for 596 million people in emerging markets, across three regions and nine countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of June 30, 2021, we operated 30,207 Towers across five countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in six of the nine markets in which we operate and we are the only independent tower operator of scale in five of these markets.
We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in telecommunications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on Towers, however we have begun complementing this business with additional telecommunications infrastructure offerings for our customers such as fiber connectivity. Aligned to this inorganic growth strategy, in February 2020 we completed the first closing of 1,022 towers in Kuwait through a controlling investment pursuant to the Kuwait Acquisition for the acquisition of up to 1,620 towers in the aggregate, with a further 207 towers transferred in subsequent closings. Also in February 2020 we completed the acquisition of 2,312 towers through a 100% investment pursuant to the CSS Acquisition with towers primarily in Brazil, as well as Peru and Colombia. More recently in 2021, we acquired 1,005 towers in Brazil pursuant to the Skysites Acquisition, 819 towers in Brazil and Colombia pursuant to the Centennial Acquisition and also signed definitive agreements for the acquisition of certain fiber assets from TIM Brasil pursuant to the TIM Fiber Acquisition where TIM Brasil will be the anchor tenant on the fiber network. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.
Our core business is providing shared telecommunications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of June 30, 2021 and December 31, 2020, our owned and operated tower portfolio supported 45,487 and 42,864 Tenants, respectively, with a Colocation Rate of 1.51x and 1.54x, respectively.
Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 19 transactions, building a footprint that currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, Zambia, Brazil, Peru, Colombia and Kuwait. We are the largest tower operator in six of the nine markets in which we operate and are the only independent tower operator of scale in five of these markets. Our markets in Latin America (which we just entered in 2020) are the only ones in which we do not have a leadership position today.
To support the telecommunications infrastructure needs of our customers, we typically enter into long-term MLAs of 5 to 15 years in duration, which have historically yielded strong renewal rates. As of June 30, 2021, the average remaining length of our MLAs with our Key Customers, who represented 92% of our Tenants, was 6.3 years. Additionally, these Key Customers had aggregate Contracted Tenant Lease Revenue of $9.8 billion and an average remaining tenant lease term of 7.4 years as of June 30, 2021.
Reportable Segments
Our operations are organized into four segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, Rwanda and Zambia; and, subsequent to our acquisitions made in February 2020, Latin America, or Latam, which comprises our operations in Brazil, Colombia and Peru; and the Middle East and North Africa, or MENA, which comprises our operations in Kuwait.
We use revenue and Segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.
Our Revenue
We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.
Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation and foreign exchange resets; (iii) New Site construction; and (iv) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.
Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. This treatment continues for 12 months following acquisition. There were no acquisitions completed in either 2018 or 2019 and consequently there was no inorganic revenue in either 2018 or 2019. In the year ended December 31, 2020, we made two acquisitions: the CSS Acquisition in Latam and the Kuwait Acquisition in the Middle East, which added 2,312 and 1,162 Towers, and 2,991 and 1,162 Tenants, respectively. We subsequently acquired 67 Towers, and 67 Tenants from Zain Kuwait in April 2021. In January 2021, we acquired 1,005 towers in Brazil pursuant to the Skysites Acquisition, which added 1,012 Tenants. In March and April 2021, we acquired 819 towers in Colombia and Brazil respectively, pursuant to the Centennial Acquisition, which added 994 Tenants. We therefore have inorganic revenue for the year ended December 31, 2020 and six months ended June 30, 2021 as described below.
Non-core captures the impact of movements in foreign exchange rates on the translation of the results of our local operations from their local functional currency into U.S. dollars, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.
The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of change in the foreign exchange rate. In fact, the periodic (quarterly, semi-annually or annually) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.
Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset quarterly, semi-annually or annually.
The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of one year if the reset is annual). As a result, in the event of a devaluation, such as the one that occurred in June 2016 in Nigeria, there is a delay between the timing of the devaluation and the next contractual reset.
During the period between the date of the devaluation and the date of the reset, all of our revenues (i.e., both those revenues that are contractually linked to the U.S. dollar and those that are contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward. For example, in the case of the June 2016 devaluation of the Naira, we booked lower revenues in U.S. dollars terms in the second half of 2016 post-devaluation and prior to the majority of our contractual resets, and then booked higher revenues in U.S. dollars terms in the first half of 2017 after the majority of contractual resets had been applied. The higher revenues in first half of 2017 were accounted for as incremental organic revenue; however, such incremental organic revenue would not have been the same had there been no devaluation, likewise the negative impact of non-core foreign exchange impact would not have been the same in the second half of 2016.
In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. This is currently particularly relevant to our operations in Nigeria, where a significant portion of our operations are based. Following the significant depreciation of the Naira against the U.S. dollar since 2016, in a continuing effort to improve U.S. dollar liquidity in Nigeria and to assist investors and exporters in accommodating foreign exchange transactions, the CBN introduced a new foreign exchange window for investors and exporters in April 2017. This foreign exchange window, which includes the NAFEX rate, currently allows willing counterparties to exchange foreign currency through authorized dealers at a rate that is essentially market-driven.
This has resulted in a situation where there are differing exchange rates in the market and we are required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes. The determination of which is the most appropriate rate to use at the relevant time we produce financial information will depend on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determine to be the most appropriate for the translation of our results for group reporting purposes may also differ from the conversion rates contained within our contracts. For example, from January 1, 2018, the results of our subsidiaries in Nigeria have been translated into our presentation currency, U.S. dollars, at the NAFEX monthly average exchange rate for income and expenses and from December 31, 2017, the assets and liabilities at the NAFEX closing rate at the balance sheet date. For as long as the NAFEX rate used for accounting purposes is higher than the CBN official rate used in certain of our contracts, notwithstanding any underlying performance, if there is a future devaluation of the NAFEX rate where the CBN official rate remains at the same level, our financial results for the relevant periods in the future would be negatively impacted.
While we have reached agreement with some of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX rate), should similar circumstances arise again (or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, including NAFEX), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts. For additional information, see Note 3.1 to the audited consolidated financial statements included elsewhere in this prospectus.
IFRS 16 “Leases”
IFRS 16 was issued in January 2016, and it replaces IAS 17 “Leases,” IFRIC 4 “Determining whether an Arrangement contains a Lease,” SIC-15 “Operating Leases-Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.” Under IFRS 16, lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from IAS 17. For lessees, however, the standard provides a single lessee accounting model requiring lessees to recognize assets and liabilities for all leases, which will result in a “right of use” asset for the leased item and a financial liability to pay related rentals. The only exceptions are short-term and low-value leases.
As a lessor, we have revenue contracts with customers that contain an operating lease component for Colocation revenues. Implementing IFRS 16 did not have an accounting impact on our revenue from contracts with customers. As a lessee, however, our leases primarily comprise real estate leases. The significant majority of these are site land leases for our Tower sites, but we also hold a small number of office space leases and warehouse leases. These leases were classified as operating leases under IAS 17.
We applied IFRS 16 initially on January 1, 2019 using the modified retrospective approach which requires the recognition of the cumulative effect of initially applying IFRS 16, as of January 1, 2019, to the retained earnings and does not require us to recast prior years. We elected not to recognize right-of-use assets and lease liabilities for short-term leases (i.e. less than twelve months) and leases of low-value assets (i.e. less than $5,000).
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using a relevant incremental borrowing rate (based on the related risks of each country where the leased property is located and the lease term) at the start of the contract. For the year ended December 31, 2019, the impact of IFRS 16 decreases our profit before tax by $8.0 million. Underlying the net impact is an increase in depreciation expense and a decrease in rent expense recognized in cost of sales and administrative expenses of $38.1 million and $46.1 million, respectively, and an increase in finance cost of $16.0 million for the year ended December 31, 2019.
Factors affecting our financial condition and results of operations
Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:
New Colocation and Lease Amendments
Colocation and Lease Amendments are key drivers of incremental organic revenue in telecommunications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee.

Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G/LTE or 5G, adding additional microwave transmission or fiber infrastructure services, as well as certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, gross margin contribution of a Lease Amendment is generally comparable to a Colocation.
Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is $6 thousand to $10 thousand in one-off augmentation capital expenditure. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.
The demand for Colocation and Lease Amendments from MNOs is driven by multiple telecommunications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. See “Industry” for further description of the fundamentals driving our industry.
Contractual lease fee escalation and foreign exchange resets
Our MLAs generally contain annual inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.
Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to “— Our Revenue.”
New Site construction
New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditures and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.
Demand for New Sites from MNOs is typically driven by multiple telecommunications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G. See “Industry” for further description of the fundamentals driving our industry.
New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African and Middle East markets is typically in the range of between $80 thousand and $100 thousand, while in Latin America the cost is typically in the range of between $40 thousand and $60 thousand depending on the market of operation and specification of the tower.
Consequently, the construction of New Sites has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.
Churn
Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period. For example, a Tenant may churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to churn a limited number of sites each year without penalty.
We experienced Churn in 2018, 2019 and 2020 and in the six months ended June 30, 2021 of 493, 305, 381 and 774 Tenants, respectively. The Churn that we have historically experienced from our Key Customers has been limited.
Decommissioning
In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is on average approximately $20 thousand to $30 thousand. Since the beginning of 2018, we have decommissioned 141 Towers, and we continue to review our portfolio for further decommissioning opportunities.
Acquisitions of tower portfolios
The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios result in the immediate increase in the size of our overall portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditures and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins. There were no acquisitions completed in 2018 or 2019 and consequently there was no inorganic revenue in either 2018 or 2019. In the year ended December 31, 2020, we made two acquisitions, the CSS Acquisition in Latam and the Kuwait Acquisition in the Middle East, which added

2,312 and 1,162 Towers, and 2,991 and 1,162 Tenants, respectively. We subsequently acquired 67 Towers, and 67 Tenants from Zain Kuwait in April 2021. In January 2021, we acquired 1,005 towers in Brazil pursuant to the Skysites Acquisition, which added 1,012 Tenants, and 819 towers in Brazil and Colombia pursuant to the Centennial Acquisition, which added 994 Tenants. In April 2021, we acquired a Tower portfolio in Rwanda which added 162 Towers and 283 Tenants.
Currency exchange rate
Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, Kuwait, Brazil, Colombia and Peru, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), Kuwaiti Dinar (KWD), Brazilian Real (BRL), Colombian Peso (COP), and Peruvian Sol (PEN), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.
Our operating subsidiaries’ financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.
As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates. For example, the Naira to U.S. dollar exchange rate depreciated significantly in 2016, before remaining relatively stable over the period to December 31, 2020. During the years ended December 31, 2019 and 2020, we experienced depreciation of the Nigerian Naira, BRL, ZMW and RWF currencies compared to the U.S. dollar, being the primary reason for net foreign exchange losses of $48.6 million and $380.3 million, respectively, reflected in financing costs.
The reduction of foreign currency reserves in Nigeria, among other factors, led to a depreciation of the Naira NAFEX rate against the U.S. dollar from ₦364.7 to $1.00 as of January 1, 2020 to ₦410.3 to $1.00 as of December 31, 2020. The Brazilian Real also depreciated against the U.S. dollar, from BRL4.2 to $1.00 as of January 31, 2020 to BRL5.2 to $1.00 as of December 31, 2020. During the year ended December 31, 2020, mainly due to the devaluation of the Naira, the Brazilian Real and the Zambian Kwacha, we experienced a net foreign exchange loss of $380.3 million, reflected in financing costs. The revaluation losses resulted because the functional currency of our operating subsidiaries is not U.S dollars, but the loans at such operating subsidiaries are denominated in U.S. dollars.
The Naira NAFEX rate depreciated against the U.S. dollar from ₦364.5 to $1.00 as of January 1, 2019 to ₦364.7 to $1.00 as of December 31, 2019. During the year ended December 31, 2019, mainly due to the devaluation of the Naira, we experienced a net foreign exchange loss of $48.6 million, reflected in financing costs. The revaluation loss resulted because the functional currency of our Nigerian operating subsidiary is the Naira, but the loans at such operating subsidiaries are denominated in U.S. dollars. During the year ended December 31, 2018, we experienced a net foreign exchange loss of $85.5 million, partially due to depreciation of the Naira against the U.S. dollar and primarily from the change in exchange rate used to translate our loan and other foreign denominated balances at December 31, 2018, as discussed below.
Multiple foreign exchange markets with different exchange rates
In Nigeria, there are multiple exchange rates available and/or referenced by the applicable banking authorities. Where such differences exist, we may be required to change the exchange rate applied to the translation of the local currency books of our operating subsidiaries to U.S. dollars for our consolidated group reporting purposes. Where multiple official exchange rates exist, we assess the appropriate rate to use in accordance with the requirements of IFRS in translating foreign operations or foreign transactions. In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions.
For example, during 2017, CBN introduced a new foreign exchange window, which includes the NAFEX rate. This resulted in the use of several different official exchange rates in the market, leading us to assess that the NAFEX rate was the most appropriate exchange rate to apply in translating foreign currency transactions in our Nigerian businesses and in translating Naira amounts for group reporting purposes from December 31, 2017 onwards. As of May 31, 2021, the CBN ceased publishing what was the CBN rate, although with limited impact on us given that the NAFEX rate was the most widely used rate at this time. The CBN now publishes the NAFEX rate on its website.
On this basis, we used the NAFEX rate for the translation of U.S. dollar denominated balances in our Nigerian subsidiaries and for consolidation purposes at December 31, 2018, 2019 and 2020, at which dates the CBN rates were ₦306.5, ₦306.5 and ₦379.5 to $1.00, respectively and the NAFEX rates were ₦364.5, ₦364.7 and ₦410.3 to $1.00, respectively. The CBN rate continued to be applied to income and expenses until December 31, 2017. The NAFEX rate was adopted for balances and classes of transactions from December 31, 2017. Thus, during the year ended December 31, 2017, mainly due to the change from the CBN rate to the NAFEX rate on December 31, 2017, our Nigeria segment experienced an unrealized net foreign exchange loss from financing of $459.8 million, reflected in finance costs and arising from the revaluation of U.S. dollar denominated loans at December 31, 2017.
Additionally, as a result of switching to the NAFEX rate for translation of U.S. dollar denominated balances in our Nigerian subsidiaries and for consolidation purposes at December 31, 2018, 2019 and 2020, prior to the agreements that we reached with certain of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, the rate used for translating our results for group reporting purposes had historically been higher than the conversion rates contained within our contracts in Nigeria. Most significantly, our contracts with MTN Nigeria previously contained clauses which determined that a portion of the lease fee paid to IHS was based on a pre-agreed U.S. dollar lease fee converted into Naira at the time of invoicing at the prevailing CBN rate. On July 23, 2020, we amended these contracts with MTN Nigeria so that, among other things, the reference foreign exchange rate for converting the U.S. dollar portion of the lease fees into Naira was changed to the prevailing USD exchange rate of NAFEX, defined within the contracts with a reference to the USD/Naira rate published by Bloomberg. The effective date of the agreement with MTN Nigeria is April 1, 2020. However, the agreement with MTN Nigeria was concluded in July 2020 and, as such, the financial impact of any amendments to billing in the second quarter of 2020 resulting from the agreement were reflected in our results for the third quarter of 2020.
In 2019, the CBN rate that was used as the reference foreign exchange rate for determining the majority of our lease fees subject to the relevant reset mechanism was an average of ₦308.2 to $1.00, while the NAFEX rate used for our accounts was an average of ₦361.9 to $1.00. Similarly, for the year ended December 31, 2020, the CBN rate that was used as the reference foreign exchange rate for determining the majority of our lease fees subject to the relevant reset mechanism was an average of ₦352.6 to $1.00, while the NAFEX rate used for our accounts was an average of ₦382.0 to $1.00. As a result, our revenue for the year ended December 31, 2020 and the year ended December 31, 2019 of $1,403 million and $1,231 million, respectively, was negatively impacted by the reduction in our lease fees received from MTN of approximately $19 million and $66 million, respectively, as a result of using the CBN exchange rate as the reference exchange rate rather than the NAFEX exchange rate.
For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”
Maintenance of sites
We incur capital expenditure in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. Maintenance capital expenditure per Tower is typically in the range of $2,000 to $6,000 per year in our African and Middle East markets. In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.
Typically, when we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.
Refurbishment capital expenditures typically involve the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditures are one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements related to the maintenance of sites as described above. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower. Our refurbishment project in Nigeria from 2015 to 2017 related to approximately 8,200 towers that received a combination of new power solutions, such as solar systems, battery strings and deep cycle generators, which improves site uptime, as well as our gross margins, operating margins and cash flows.
Cost and consumption of diesel
Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability in that country. Fluctuations in the price of oil and foreign exchange effects have a direct correlation to the price of diesel that we pay to suppliers in our markets. Falling oil prices will lower our costs, with the degree of reduction dependent on both foreign exchange effects (given that we typically pay for diesel in local currencies) and our diesel requirements. In the case of rising oil prices and the associated cost of diesel, we benefit in limited situations from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices and conversely falling diesel prices. However, as the majority of our contracts do not have such pass-through provisions, we remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly and/or we are unable to enter into adequate cost pass-through arrangements. In Nigeria, to help mitigate against fluctuations in the price of diesel, we bulk buy diesel from time to time to take advantage of suitable pricing. Furthermore, we have been reducing our overall diesel consumption through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems.
See “Business — Site management and maintenance — Power and Power Management.”
Cost of ground leases
The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance for a one, five, or ten-year portion of the overall duration of the lease, with typically pre-agreed lease fee increases of between 5% and 40% or variable increases for each subsequent three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land. See “Business — Real Property Leases.”
Pioneer Status and Revenue Withholding Tax in Nigeria
Pioneer Status is administered by the Nigerian Investment Promotion Commission under the Nigerian Investment Promotion Commission Act 1995 and (i) grants companies carrying out certain approved activities an exemption from corporate income tax for a period of up to five years, (ii) enables customers to pay lease fees free of withholding tax which is otherwise applicable at the revenue withholding tax rate of 10% and (iii) allows dividends to be paid free of withholding tax. Two of the main operating subsidiaries within our Nigerian business, IHS Nigeria and INT Towers, had both previously been granted Pioneer Status. IHS Towers NG Limited (which we acquired pursuant to the HTN Towers Acquisition) has never been awarded Pioneer Status. An application for Pioneer Status has been made by another Nigerian subsidiary, Global Independent Connect Limited, but has not yet been granted.
IHS Nigeria was granted Pioneer Status for a five-year period, which expired on May 31, 2016. Since this expiration, customers are responsible for deducting revenue withholding tax equal to 10% of applicable revenues from payments to IHS Nigeria. INT Towers was granted Pioneer Status for a three-year period, which expired on December 31, 2017 and was subsequently granted a further two-year extension of Pioneer Status up to December 31, 2019. From January 1, 2020, customers of INT Towers will be responsible for deducting revenue withholding tax equal to 10% of applicable revenues from payments to INT Towers.
In principle, revenue withholding tax is an advance payment of income tax and may be recoverable through an offset against future corporate income tax liabilities of these Nigerian companies. Because revenue withholding tax is recoverable under certain circumstances, it is recorded as a receivable. The timing of the recovery of this receivable is reviewed at each balance sheet date, and an impairment is recorded where the recovery is considered to be uncertain. The deduction of the withholding tax by customers does not reduce our recognition of revenue.
Our Nigeria operating segment recorded an impairment of withholding tax receivables of $12.1 million, $44.6 million, $31.5 million and $32.7 million for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, respectively, following the review of forecast recoverability as at those dates.
Customer concentration
A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, for the years ended December 31, 2018, 2019 and 2020 and in the six months ended June 30,2021, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 97%, 97%, 98% and 97%, respectively, of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 55% and 10%, respectively, of our consolidated revenue for the six months ended June 30, 2021. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us. For example, in 2017, 9mobile, one of our Key Customers in Nigeria, experienced certain payment issues with lenders, which ultimately resulted in the lenders enforcing their security rights pursuant to the credit agreement over the shares previously held by Etisalat Group (Emirates Telecommunications Group Company PJSC). In 2018, we incurred a bad and doubtful debt charge of $30.0 million, relating to 9mobile’s outstanding trade receivables balance as a result of its financial distress during the period it was being restructured. While we continue to engage with 9mobile as a regular customer and currently continue to receive payments from 9mobile, 9mobile has failed to make full monthly payments to us in the past and any continued or future failure to resolve the situation successfully (including pursuant to any new arrangements entered into to try and resolve the situation) may result in us not receiving payment of amounts owed to us and further potential future renegotiation of contract terms with 9mobile. In addition, in Cameroon, Camtel has defaulted on its payments to us over a prolonged period of time. See also “Risk Factors — Risks Relating to Our Business — A significant portion of our revenue is derived from a small number of MNOs. Non performance under or termination, non renewal or material modification of tower lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations” and “Risk Factors — Risks Relating to Our Business — We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.”

Market volatility
We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation. For example, in addition to the currency exchange rate and other factors noted above, our business has been negatively impacted by the recent recession in Nigeria brought on by low oil prices, the fall of copper prices that adversely affected Zambia’s economy, and the tensions between the “Anglophone” and “Francophone” regions of Cameroon, as well as the other factors described under “Risk Factors — Risks Relating to Our Business,” “Risk Factors — Risks Relating to the Markets in which We Operate” and “Industry.”
Impact of the COVID-19 Pandemic
We are closely monitoring how the COVID-19 pandemic is affecting our business and our customers. As a near term measure, we have transitioned most of our employees to remote working arrangements and temporarily closed offices in some of our markets. In addition, in most of our markets we have been required to obtain permits designating certain employees as “key personnel” in order to facilitate the access to many of our Tower sites for construction, service and maintenance activities. While we have so far been able to obtain all required permits, there can be no assurance that we will be able to obtain all approvals or permits that may be required in the future.
Although our results have not been materially affected by COVID-19 to date, we are unable to accurately predict the impact that COVID-19 will have on our or our customers’ operations going forward due to uncertainties that will be dictated by the length of time that any disruptions or consequential effects continue, which will, in turn, depend on the currently unknowable duration of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the pandemic, the efficacy and availability of vaccines around the world and the overall economic impact of the pandemic. The response measures imposed also differ in scope across our various markets and are subject to continuous updating. The severity and impact of the pandemic may vary across our markets, and the pandemic may have greater adverse effects in the emerging and less developed markets in which we operate. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market. While we have developed and expect to continue to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of our efforts. Accordingly, it is not possible for us to predict the duration and extent to which this will affect our business, future results of operations and financial condition at this time.
See “Risk Factors — A regional or global health pandemic, including the current outbreak of COVID-19, could severely affect our business.”
Key Financial and Operational Performance Indicators
We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, Consolidated AFFO, AFFO, Return Adjusted EBITDA, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, Consolidated AFFO, AFFO and Return Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA, Consolidated AFFO, AFFO and Return Adjusted EBITDA is our profit/(loss) for the period. Adjusted EBITDA, Adjusted EBITDA Margin, Consolidated AFFO, AFFO and Return Adjusted EBITDA are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.
Adjusted EBITDA and Adjusted EBITDA Margin
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.
We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of our business.
We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.
See “Presentation of Financial and Other Information” for further details on these non-IFRS measures.
Non-discretionary capital expenditure
Non-discretionary capital expenditure is non-revenue generating in nature and relates to capital expenditure required to run ordinary course operations, including the delivery of our contracted service level agreements to customers. It consists primarily of maintenance capital expenditure, as well as routine corporate capital expenditure, being primarily spending on information technology infrastructure.
Consolidated AFFO and AFFO
We believe Consolidated AFFO and AFFO are useful to investors because they are also used by our management for measuring its operating performance, profitability and allocating resources. While Adjusted EBITDA provides management with a basis for assessing our current operating performance, in order to assess the long-term, sustainable operating performance of our business through an understanding of the funds generated from operations, we also take into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditures and routine corporate capital expenditures, to derive Consolidated AFFO. Consolidated AFFO and AFFO provide management with a metric through which to measure how the underlying business is performing by further adjusting for expenditures that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain non-cash items that impact profit/(loss) in any particular period.
We define Consolidated AFFO as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of our business, adjusted to take into account interest paid, interest income received, revenue withholding tax, income taxes paid, lease payments made, amortization of prepaid site rent, maintenance capital expenditures and routine corporate capital expenditures.
Return Adjusted EBITDA
We believe that it is important to measure the effectiveness of our capital allocation strategy. This allows us to quantify how well we generate income relative to the capital we have invested in our business. We monitor the returns generated from capital we have deployed across the business.
We measure our return on invested capital by looking at Return Adjusted EBITDA for the period, which we define as Adjusted EBITDA further adjusted for lease payments made and amortization of prepaid site rent, less revenue withholding tax, income taxes paid, maintenance capital expenditures and routine capital expenditures, as a function of gross property, plant and equipment, gross intangibles and gross goodwill, as of the end of the period. Management uses this metric in order to measure the effectiveness of our capital allocation strategy, in a manner similar to metrics calculated by peers in the industry. Return Adjusted EBITDA is not a measure defined by IFRS, and other companies may calculate Return Adjusted EBITDA or return on invested capital, differently. As a result, investors should not consider Return Adjusted EBITDA in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.
The following is a reconciliation of Return Adjusted EBITDA to the most directly comparable IFRS measure, which is (Loss)/profit for the periods presented:
	For the year ended December 31,			For the six months ended June 30,
	2018	2019	2020	2020	2021
	($ in thousands, except percentage data)
(Loss)/profit	(132,770)	(423,492)	(322,682)	(352,890)	76,606
Adjustments:
Income tax expense	46,748	13,518	169,829	96,696	40,013
Finance costs(a)	315,942	288,915	633,766	377,217	154,621
Finance income(a)	(23,988)	(36,045)	(148,968)	(13,143)	(17,282)
Depreciation and amortization	317,304	384,507	408,662	221,024	183,925
Impairment of withholding tax receivables(b)	12,063	44,586	31,533	14,657	32,684
Business combination transaction costs	3,448	3,745	13,727	11,010	5,948
Impairment of property, plant and equipment and related prepaid land rent(c)	6,119	21,604	27,594	13,207	2,813
Net loss/(profit) on sale of assets	2,557	5,819	(764)	(538)	(1,538)
Share-based payment (credit)/expense(d)	(5,065)	351,054	8,342	6,791	4,682
Insurance claims(e)	(1,847)	(3,607)	(14,987)	(2,584)	(5,402)
Listing costs	5,221	1,078	12,652	3,171	4,035
Other costs(f)	4,990	16,932	310	307	10,193
Other Income(g)	—	—	—	—	(1,269)
Adjusted EBITDA	550,722	668,614	819,014	374,925	490,029
Lease payments made	(76,565)	(74,541)	(65,230)	(28,287)	(45,175)
Amortization of prepaid site rent .	33,435	3,355	4,459	238	4,346
Revenue withholding tax(b)	(36,310)	(33,432)	(89,573)	(46,830)	(57,842)
Income taxes paid	(15,723)	(13,396)	(14,540)	(3,876)	(19,386)
Maintenance capital expenditures(h)	(100,632)	(167,401)	(113,987)	(64,472)	(55,736)
Corporate capital expenditures(i) .	(8,590)	(5,286)	(2,464)	(1,404)	(557)
Return Adjusted EBITDA	346,337	377,913	537,679	230,294	315,679
Gross property, plant and equipment(j)	2,476,815	2,700,132	2,820,519	2,757,172	2,986,649
Gross intangibles	577,798	576,040	843,873	840,242	933,791
Gross goodwill	530,910	518,392	656,507	669,294	750,750

(a)
Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

(b)
Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.“ — Factors affecting our financial condition and results of operations — Pioneer Status and Revenue Withholding Tax in Nigeria.” Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)
Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.

(d)
Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.

(e)
Represents insurance claims included as non-operating income.

(f)
Other costs for the six months ended June 30, 2021 included non-recurring professional costs related to financing of $9.2 million and aborted transaction costs of $1.0 million. Other costs for the six months ended June 30, 2020 related to aborted transaction costs. Other costs for the year ended December 31, 2020 included aborted transaction costs of $0.3 million. Other costs for the year ended December 31, 2019 included redundancy costs of $3.2 million, aborted transaction costs of $0.6 million, $9.6 million of consultancy, facility set up, and other related expenses for the Group’s finance transformation program (to improve the consistency and efficiency of our finance function and its processes) and $3.4 million related to Middle East start-up costs. Other costs for the year ended December 31, 2018 included redundancy costs of $3.0 million, escrow amounts received relating to the IHS Towers NG Limited acquisition of $4.3 million, $2.8 million related to Middle East start-up costs, costs of $1.9 million related to consultancy services for the implementation of IFRS 16 and costs of $0.7 million related to consultancy review services related to the restrictions placed on bank accounts.

(g)
Other income for the six months ended June 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.

(h)
We incur capital expenditures in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service.

(i)
Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.

(j)
Excludes the cost of right-of-use assets resulting from leases accounted for under IFRS 16.

Towers
We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites, along with the acquisition of towers from MNOs and an independent tower company. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.
Colocation Rate
We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense, and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Explanation of key line items in the historical consolidated statements of income
Revenue
Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers, which are shared by various MNOs and other communication service providers. A portion of Colocation arrangements for the rental of space on the towers and other assets on tower sites, on which the use of space is dependent, is within the scope of IAS 17 Leases (and subsequently IFRS 16 “Leases” from January 1, 2019). A portion of Colocation arrangements for the provision of services and energy charges is within the scope of IFRS 15 “Revenue from Contracts with Customers” as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenues are recognized when control of the services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.
Cost of sales
Cost of sales consists of power generation (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right of use assets, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between three and five years, depending on the equipment. Right of use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.
Administrative expenses
Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right of use assets where such assets are leased, net loss or gains from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also includes other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.
Loss allowance on trade receivables
We account for our trade receivables credit risk by appropriately providing for expected credit losses. Loss allowance on trade receivables represents the expected loss from non-payment of amounts due from customers in accordance with the accounting standards applicable to each period. The loss allowance is determined based on our policy for evaluating expected credit losses and any subsequent impairment taking into account historical loss rates, the available information on a customer’s financial position and forward-looking macroeconomic data (also see Note 4c to our consolidated financial statements).
Other income
Other income includes one-off termination fees received from customers and proceeds from insurance claims.

Finance costs and income
Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
Taxation
Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 2% on taxable profits determined on a basis similar to income tax.
Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2020, in Nigeria and certain other jurisdictions that have taxable losses brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income over a five-year period.
Results of operations
Comparison of the six months ended June 30, 2021 and 2020
The table below shows our consolidated results of operations for the six months ended June 30, 2020 and 2021.
	Six months ended June 30,
	2020	2021
	($ in thousands)
Revenue	664,097	763,569
Cost of sales	(435,849)	(400,040)
Administrative expenses	(122,385)	(153,247)
(Loss allowance)/reversal of loss allowance on trade receivables	(1,341)	36,620
Other income	3,358	7,056
Operating profit	107,880	253,958
Finance income	13,143	17,282
Finance costs	(377,217)	(154,621)
(Loss)/profit before taxation	(256,194)	116,619
Income tax expense	(96,696)	(40,013)
(Loss)/profit for the period	(352,890)	76,606
Revenue
Our revenue was $763.6 million for the six months ended June 30, 2021 compared to $664.1 million for the six months ended June 30, 2020. Revenue increased by $99.5 million, or 15.0%, which includes organic growth of $129.4 million, or 19.5%. Inorganic revenue from acquisitions for the six months ended June 30, 2021 was $15.3 million. Increased revenue from organic growth and the additional inorganic revenue was partially offset by the non-core impact of negative movement in foreign exchange rates of $45.2 million, or 6.8%.
Our revenue for the six months ended June 30, 2021 also includes a favorable impact of $15.7 million resulting from reaching agreement with a customer on the application of certain contractual terms, and a favorable impact of $8.5 million resulting from the remeasurement of the provision for service level credits, following an agreement with a key customer that historic potential penalties will not be levied. Both favorable impacts are reflected in the revenue of our Nigeria segment.
The net increase in Towers of 2,400 for the six months ended June 30, 2021, which includes the impact of 1,005 Towers from the Skysites Acquisition, 819 aggregate Towers from the Centenial Acquisition in Colombia and Brazil, 162 Towers from the acquisition of a tower portfolio in Rwanda and 67 Towers from the third stage of the Kuwait Acquisition, resulted in total Towers of 30,207 at June 30, 2021. We added 2,623 net new Tenants in the six months ended June 30, 2021, resulting in total Tenants of 45,487 and a Colocation Rate of 1.51x at June 30, 2021. Of the Tenant additions for the six months ended June 30, 2021, an aggregate of 2,006 Tenants were added from the Skysites and CSS Acquisition, 67 Tenants were added from the third stage of the Kuwait Acquisition and 283 Tenants were added from the acquisition of a tower portfolio in Rwanda. In the six months ended June 30, 2021, we added 3,495 Lease Amendments, resulting in total Lease Amendments of 21,478 at June 30, 2021.
Our net increase in Towers and Tenants for the six months ended June 30, 2021 includes the impact of the start of a rationalization program agreed with a key customer, which resulted in the rationalization of 156 Towers and a total of 228 Tenants.
Cost of Sales
Our cost of sales were $400.0 million for the six months ended June 30, 2021, compared to $435.8 million for the six months ended June 30, 2020.
The table below shows our cost of sales for the six months ended June 30, 2020 and 2021:
	Six months ended June 30,
	2020	2021
	($ in thousands)
Tower repairs and maintenance	38,604	36,653
Power generation	107,098	114,681
Short term site rental	4,011	3,960
Short term other rent	1,056	2,250
Vehicle maintenance and repairs	765	1,127
Site regulatory permits	11,929	15,650
Security services	16,295	18,419
Insurance	2,397	2,084
Staff costs	11,460	13,452
Travel costs	2,823	3,936
Professional fees	1,281	1,365
Depreciation	201,050	161,590
Amortisation	15,872	16,559
Impairment of property, plant and equipment and prepaid land rent	13,207	2,813
Other	8,001	5,501
	435,849	400,040

Cost of sales decreased by $35.8 million, or 8.2%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to decreased costs related to depreciation and amortization, impairment of property, plant and equipment and land rent, tower repairs and maintenance and other costs. This year-on-year decrease was partially offset by increases in power generation costs and costs related to short term site and other rental, regulatory permits, security services, staff costs and travel costs.
Aggregate depreciation and amortization costs and aggregate costs related to impairment of property, plant and equipment and land rent decreased by $38.8 million and $10.4 million, respectively, in the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The aggregate decrease in depreciation and amortization was primarily as a result of lower depreciation in our Nigeria and Sub-Saharan Africa segments where in the prior year comparative period a prospective change in useful economic life of our standard batteries from 5 years to 3 years effective January 1, 2020 following a review of the battery life and replacement cycles in use across the business increased the depreciation cost for the comparative period by $35.7 million.
The year-on year decrease in aggregate depreciation and amortization in our Nigeria and Sub-Saharan Africa segments was partially offset by the impact of a higher asset base, mainly due to acquisitions, with MENA and Latam reflecting year-on-year increases in depreciation and amortization of $2.6 million and $5.8 million, respectively.
Tower repairs and maintenance costs and other cost of sales decreased by $2.0 million and $2.5 million respectively in the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to decreased routine and non-routine maintenance and repairs costs of $3.1 million in our Nigeria segment and a decrease of $1.6 million related to write-down of inventory in our Sub-Saharan Africa segment, respectively.
Power generation increased by $7.6 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to year-on-year increases in Tenant and Lease Amendments activity in our Nigeria segment.
Site regulatory permits costs and security services costs increased by $3.7 million and $2.1 million, respectively, during the six months ended June 30, 2021. The majority of the increase in site regulatory permits costs was in our Nigeria segment. The expense for the six months ended June 30, 2021 includes an assessment of the accrual for non-recurring and irregular permits. The increase in site regulatory permits costs and security services costs was also partially driven by the year-on-year increase in our tower count.
Administrative Expenses
Our administrative expenses were $153.2 million for the six months ended June 30, 2021, compared to $122.4 million for the six months ended June 30, 2020.
The table below shows our administrative expenses for the six months ended June 30, 2020 and 2021:
	Six months ended June 30,
	2020	2021
	($ in thousands)
Facilities, short term rental and upkeep	7,342	12,261
Depreciation	2,664	4,191
Amortization	1,438	1,585
Travel cost	4,457	3,497
Staff costs	42,935	48,345
Key management compensation	3,172	3,689

	Six months ended June 30,
	2020	2021
	($ in thousands)
Share based payments expense	6,791	4,682
Professional fees	18,720	28,091
Business combination transaction costs	11,010	5,948
Impairment expense of withholding tax receivables	14,657	32,684
Net (gain) on disposal of property, plant and equipment	(538)	(1,538)
Operating taxes	122	1,221
Other	9,615	8,591
	122,385	153,247

Administrative expenses for the six months ended June 30, 2021 increased by $30.9 million, or 25.2%, which was primarily due to increases in the impairment of withholding tax receivables, rent and facilities expenses, staff costs and professional fees, partially offset by decreases in business combination transaction costs and share-based payment expenses.
Impairment of withholding tax receivables increased by $18.0 million to $32.7 million in the six months ended June 30, 2021, from $14.7 million in the six months ended June 30, 2020. The comparative period includes a reversal of impairment of withholding tax receivables, owing to a one-off increase in the current income tax expense in our Nigeria segment as a result of legislative changes, thus resulting in a higher recoverable value of withholding tax receivables and a reversal of impairments in that period; this one-off credit makes the current period expense comparatively higher. The impairment of withholding tax receivables also increased year-on-year as a result of increased revenues and debtor collections.
Professional fees increased by $9.4 million to $28.1 million in the six months ended June 30, 2021 compared to $18.7 million for the six months June 30, 2020. Rent and facilities costs increased by $5.0 million to $12.3 million in the six months ended June 30, 2021, from $7.3 million in the six months ended June 30, 2020, and staff costs increased by $5.4 million year-on-year for the same period.
Share-based payment expenses decreased by $2.1 million to a $4.7 million charge in the six months ended June 30, 2021 from a charge of $6.8 million in the six months ended June 30, 2020 and business combination transaction costs decreased by $5.1 million to $5.9 million in the six months ended June 30, 2021 from $11.0 million in the six months ended June 30, 2020.
Loss Allowance on Trade Receivables
Our loss allowance on trade receivables decreased by $37.9 million, resulting in a net reversal of the allowance for trade and other receivables of $36.6 million for the six months ended June 30, 2021, compared to a loss allowance on trade receivables of $1.3 million for the six months ended June 30, 2020. This was primarily attributable to a larger reversal of the impairment provision made for overdue trade accounts receivables compared to the same period in the prior year. During the period, we collected a portion of an amount previously provisioned and experienced improved collections in respect of one key customer, resulting in a reversal of the allowance for doubtful debts in respect of that customer totaling $36.5 million, in the current period.
Other Income
Other income increased by $3.7 million year-on-year, to $7.1 million for the six months ended June 30, 2021 compared to $3.4 million for the six months ended June 30, 2020. The year-on-year increase resulted from an increase in insurance claim income of $2.8 million and a year-on-year increase of $0.9 million in other income, mainly related to the derecognition of contingent consideration related to business combinations, which is no longer due.

Net Finance Income/Costs
Our net finance costs were $137.3 million for the six months ended June 30, 2021, compared to $364.1 million for the six months ended June 30, 2020.
The table below shows our net finance costs for the six months ended June 30, 2020 and 2021:
	Six months ended June 30,
	2020	2021
	($ in thousands)
Interest income – bank deposits	3,174	2,352
Foreign exchange gains from non-deliverable forward exchange contracts	9,969	12,504
Foreign exchange gain on embedded derivative within revenue contract	—	2,426
	13,143	17,282
Interest expenses – third party loans	91,812	78,857
Unwinding of discount on decommissioning liability	435	2,024
Interest and finance charges paid/ payable for lease liabilities	11,881	14,370
Net Foreign exchange losses arising from financing	243,580	41,878
Foreign exchange losses from non-deliverable forwards exchange contracts – unrealized	—	6,200
Fair value loss on embedded options	25,353	7,148
Bank and loan facility fees	4,156	4,144
	377,217	154,621
Net finance costs	364,074	137,339
Net finance costs decreased by $226.7 million, or 62.3%, in the six months ended June 30, 2021 compared to the six months ended June 30, 2020 primarily due to the substantial decrease of $201.7 million in net foreign exchange losses (realized and unrealized) arising from financing, a decrease of $18.2 million in fair valuation loss on embedded options within our 2025 Notes and 2027 Notes, and a decrease in third party loan interest of $12.9 million. The year-on-year decrease in finance costs was partially offset by an increase of $4.1 million in aggregate finance charges on leases and decommissioning liability, and a decrease in net foreign exchange gains on derivative instruments (realized and unrealized) of $3.7 million.
The decrease of $201.7 million in net foreign exchange loss arising from financing (which is mainly unrealized) was primarily due to changes in exchange rates, predominantly between the Naira, the Zambian Kwacha and the Brazilian Real against the U.S. dollar. This arose on commercial bank and related party loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends.
The decrease of $18.2 million in fair valuation losses on embedded options within our 2025 Notes and 2027 Notes mainly resulted from increases in the market value of the 2027 Notes which increased the value of the call options within the 2027 Notes, partially offset by an increase in risk free market rates of interest, which decrease the value of the call options within both the 2025 Notes and the 2027 Notes.
The $12.9 million decrease in third party loan interest expense from $91.8 million in the six months ended June 30, 2020 to $78.9 million for the six months ended June 30, 2021, largely reflects the impact of lower interest rates in our Nigeria segment resulting from lower LIBOR and NIBOR interest rates applicable to the senior facilities in our Nigeria segment, the impact of which was partially offset by an increase in the amount of borrowings within our Latam and MENA segments and the increased value of the 2025 Notes and 2027 Notes following the additional issue in July 2020.

The year-on-year increase of $4.1 million in the aggregate cost of financing related to leases and decommissioning liabilities resulted primarily from an increase in the number of towers, from acquisitions and from new sites, for which we have entered into ground leases and to which the decommissioning liabilities relate.
Other movements resulting in significant year-on-year decreases in net finance costs for the six months ended June 30, 2021 include a $2.4 million fair valuation income related to the embedded derivatives within our revenue contracts (no such fair valuation movements occurred in the prior year comparative period), a decrease in bank loan interest earned of $0.8 million, and a decrease in aggregate realized and unrealized gains on non-deliverable currency forwards of $3.7 million.
Income Tax Expense/(Benefit)
Our current income tax expense was $46.2 million for the six months ended June 30, 2021, compared to a current income tax expense $48.1 million for the six months ended June 30, 2020.
We had a deferred tax benefit of $6.2 million for the six months ended June 30, 2021, compared to a $48.6 million deferred tax expense for the prior year comparative period.
The table below shows our income tax expense for the six months ended June 30, 2020 and 2021:
	Six months ended June 30,
	2020	2021
	($ in thousands)
Current taxes on income	48,051	46,200
Deferred income taxes	48,645	(6,187)
Total tax expense	96,696	40,013
The year-on-year decrease in current income tax expense for the six months ended June 30, 2021 of $1.9 million was primarily due to decreases in current income tax expense of $9.0 million and $1.4 million in our Nigeria and Other segments, respectively, partially offset by an increase in income tax expense of $8.8 million in our Sub-Saharan Africa Segment.
The year-on-year decrease in deferred income tax expense for the six months ended June 30, 2021 of $54.8 million was primarily due to decreases in deferred tax expense of $45.7 million, $7.3 million and $1.8 million in our Nigeria, Sub-Saharan Africa and Latam segments, respectively.
The larger income tax expense in our Nigeria segment in the prior year comparative period resulted from the retrospective impact of the application of amendments in the Nigeria Finance Act of 2019, which limits the deductibility of certain expenses for tax purposes, limits the number of tax periods for which certain losses and allowances may be carried forward to be applied against future taxable profits, and which is applicable from the tax period ended December 31, 2019. The application of amendments in the Nigeria Finance Act of 2019 resulted in a cumulative catch-up of tax expense in the six months ended June 30, 2020 related to the impacts of an underprovision for income tax in respect of the year ended December 31, 2019 and increased tax expense for the six months ended June 30, 2020.
The year-on-year increase in current income taxes of $8.8 million in our Sub-Saharan Africa segment resulted primarily from lower amounts of allowances and assessed losses available to be applied against taxable income. The year-on-year decrease in deferred income tax expense of $7.3 million in our Sub-Saharan Africa segment resulted primarily from reversals of deferred income tax balances related to unutilized capital allowances and assessed losses which were reversed to a greater extent in the prior year comparative period, owing to their utilization in that period.
Profit or loss for the Period
Our profit for the six months ended June 30, 2021 was $76.6 million compared to a loss of $352.9 million for the six months ended June 30, 2020, an increase in profit of $429.5 million for the period, of which $201.7 million was due to a year-on-year decrease in net foreign exchange losses on financing. The increase in profit was also due to increased revenue, decreased cost of sales, a reversal of allowance for trade receivables, an increase in other income, and a decrease in income tax expense, partially offset by and an increase in administrative expenses for the period.
Segment Results
Revenue:
Revenue for each of our reportable segments was as follows:
	Six months ended June 30,
	2020	2021	Change
	($ in thousands)		($ in thousands)%
Nigeria	490,383	557,863	67,480	13.8%
Sub-Saharan Africa	152,001	167,110	15,109	9.9%
MENA	9,116	13,866	4,750	52.1%
Latam	12,597	24,730	12,133	96.3%
	664,097	763,569	99,472	15.0%
Nigeria
Revenue for our Nigeria segment increased by $67.5 million, or 13.8%, to $557.9 million for the six months ended June 30, 2021, compared to $490.4 million for six months ended June 30, 2020.
Year-on-year revenue for the six months ended June 30, 2021 increased organically by $112.8 million, or 23.0%, driven by an increase in Tenants of 70, which includes Tenants from 41 net new sites, and 4,892 Lease Amendments added in the twelve month period to June 30, 2021, and from increases through contractual CPI escalations and foreign exchange reset mechanisms. Revenue for the six months ended June 30, 2021 also includes a favorable impact of $15.7 million resulting from reaching agreement with a customer on the application of certain contractual terms. Aggregate increases of $112.8 million in organic revenue were partially offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $45.3 million.
Our revenue for the six months ended June 30, 2021 also includes a favorable impact of $8.5 million resulting from the remeasurement of the provision for service level credits, following an agreement with a key customer that historic potential penalties will not be levied.
Sub-Saharan Africa
Revenue for our Sub-Saharan Africa segment increased by $15.1 million, or 9.9%, to $167.1 million for the six months ended June 30, 2021, compared to $152.0 million for the six months ended June 30, 2020. Revenue increased organically by $13.1 million, or 8.6%, driven by a net increase in Tenants of 124, which included the impact of a net increase in new sites of 38 and from increases through contractual foreign exchange reset mechanisms. Revenue in the period also grew year-on-year inorganically by $1.4 million and by $0.6 million, or 0.4%, as a result of the non-core net positive impact of movements in foreign exchange rates.
MENA
Revenue for our MENA segment increased by $4.8 million, or 52.1%, to $13.9 million for the six months ended June 30, 2021, compared to $9.1 million for the six months ended June 30, 2020. Revenue in our MENA segment for the six months ended June 30, 2021 did not reflect significant organic growth and grew inorganically in the period by $4.6 million, or 50.1% mainly due to the increase in the number of Towers by 207 related to second and third stage of the Kuwait Acquisition. Revenue in the period also grew year-on-year by $0.2 million, or 2.3%, as a result of the non-core net positive impact of movements in foreign exchange rates.
Latam
Revenue for our Latam segment increased by $12.1 million, or 96.3%, to $24.7 million for the six months ended June 30, 2021, compared to $12.6 million for the six months ended June 30, 2020. Revenue increased organically by $3.5 million, or 28.0%, driven by a net increase in Tenants of 544, which includes the impact of a net increase in new sites of 462 and from increases through contractual CPI reset mechanisms. Revenue for our Latam segment also grew inorganically in the period by $9.4 million, which primarily includes the impact of the Skysites Acquisition and the Centennial acquisitions in Colombia and Brazil. The aggregate increase in organic and inorganic revenue was partially offset by an amount of $0.8 million, or 6.0%, representing a non-core net negative impact of movements in foreign exchange rates.
Segment Adjusted EBITDA:
Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:
	Six months ended June 30,
	2020	2021	Change
	($ in thousands)		($ in thousands)%
Nigeria	327,854	420,191	92,337	28.2%
Sub-Saharan Africa	80,541	94,667	14,126	17.5%
MENA	4,009	6,152	2,143	53.5%
Latam	9,366	17,875	8,509	90.8%
Other	(46,845)	(48,856)	(2,011)	4.3%
Total Segment Adjusted EBITDA	374,925	490,029	115,104	30.7%
Nigeria
Segment Adjusted EBITDA for our Nigeria segment was $420.2 million for the six months ended June 30, 2021 compared to $327.9 million for the six months ended June 30, 2020, an increase of $92.3 million, or 28.2%. The year-on-year increase was primarily due to revenue growth as described above, a decrease in tower repairs and maintenance of $3.1 million, and from the credit impact of $38.3 million related to the loss allowance on trade receivables, partially offset by an increase in power generation costs of $5.7 million, an increase in regulatory permit costs of $4.1 million, and an increase in those administrative expenses included within Segment Adjusted EBITDA of $1.8 million.
Sub-Saharan Africa
Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $94.7 million for the six months ended June 30, 2021 compared to $80.5 million for the six months ended June 30, 2020, an increase of $14.2 million, or 17.5%. The increase was primarily due to an increase in revenue as described above, partially offset by an increase in power cost of sales of $1.3 million and an increase in those administrative expenses included within Segment Adjusted EBITDA of $1.6 million.
MENA
Segment Adjusted EBITDA for our MENA segment was $6.2 million for the six months ended June 30, 2021 compared to $4.0 million for the six months ended June 30, 2020, an increase of $2.2 million, or 53.5%. The increase was primarily due to an increase in revenue as described above, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $2.1 million, and an increase in those administrative expenses included within Segment Adjusted EBITDA of $0.5 million.

Latam
Segment Adjusted EBITDA for our Latam segment was $17.9 million for the six months ended June 30, 2021 compared to $9.4 million for the six months ended June 30, 2020, an increase of $8.5 million, or 90.8%. The increase was primarily due to an increase in revenue as described above, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $0.7 million, and an increase in those administrative expenses included within Segment Adjusted EBITDA of $2.9 million.
Comparison of years ended December 31, 2020 and 2019
The table below shows our consolidated results of operations for the years ended December 31, 2018, 2019 and 2020.
	Year ended December 31,
	2018	2019	2020
	($ in thousands)
Revenue	1,168,087	1,231,056	1,403,149
Cost of sales	(766,732)	(810,967)	(838,423)
Administrative expenses	(148,773)	(556,285)	(236,112)
Loss allowance on trade receivables	(50,611)	(27,944)	(13,081)
Other income	3,961	7,036	16,412
Operating profit/(loss)	205,932	(157,104)	331,945
Finance income	23,988	36,045	148,968
Finance costs	(315,942)	(288,915)	(633,766)
Loss before income tax	(86,022)	(409,974)	(152,853)
Income tax expense	(46,748)	(13,518)	(169,829)
Loss for the period	(132,770)	(423,492)	(322,682)
Revenue
Our revenue was $1,403.2 million for the year ended December 31, 2020 compared to $1,231.1 million for the year ended December 31, 2019. Revenue increased by $172.1 million, or 14.0%, of which organic growth was $200.9 million, or 16.3%. Inorganic revenue from acquisitions for the year ended December 31, 2020 was $49.8 million. There was no inorganic revenue in the year ended December 31, 2019. Increased revenue from organic growth and the inorganic revenue was partially offset by the non-core impact of movement in foreign exchange rates of $78.6 million, or 6.4%. Organic growth in the Nigeria and SSA segments was 18.4% and 9.2%, respectively, with inorganic growth driven by post-acquisition results from the Latam and MENA segments.
A significant part ($58.6 million) of the unfavorable non-core foreign exchange rate movement impact of $78.6 million was due to the devaluation of the Naira, which resulted in the translation of the Naira results at an average rate of ₦382/$1.00 for the year ended December 31, 2020 compared to an average rate of ₦362/$1.00 for the year ended December 31, 2019. The devaluation of the Zambian Kwacha from an average rate of ZMW 13.8/$1.00 for the year ended December 31, 2019 to an average rate of ZMW18.2/$1.00 for the year ended December 31, 2020, also contributed $21.9 million to the unfavorable foreign exchange rate movement impact.
The organic growth of 16.3% for the year ended December 31, 2020, was primarily due to the price impact of CPI escalation mechanisms applied in most of our contracts, foreign exchange reset mechanisms in certain of our contracts, and the impact from net new Tenants, New Sites, and new Lease Amendments.
The net increase in Towers of 3,731 for the year ended December 31, 2020 (of which 2,343 and 1,162 were added through the CSS Acquisition and the Kuwait Acquisition, respectively) resulted in total Towers of 27,807 at December 31, 2020.

We added 5,212 net new Tenants in the year, resulting in total Tenants of 42,864 and a Colocation Rate of 1.54x at December 31, 2020. Of the Tenant additions for the year ended December 31, 2020, 2,991 and 1,162 were added from the CSS Acquisition and the Kuwait Acquisition, respectively. In the year ended December 31, 2020, we added 4,379 lease amendments, resulting in total lease amendments of 17,983 at December 31, 2020.
Cost of Sales
Our cost of sales was $838.4 million for the year ended December 31, 2020 compared to $811.0 million for the year ended December 31, 2019.
The table below shows our cost of sales for the years ended December 31, 2020 and 2019:
	Year ended December 31,
	2019	2020
	($ in thousands)
Tower repairs and maintenance	69,304	75,931
Power generation	237,640	216,030
Site rental	3,547	7,543
Other rent	2,289	3,085
Vehicle maintenance and repairs	2,108	2,754
Site regulatory permits	19,360	27,313
Security services	33,027	32,719
Insurance	5,958	4,695
Staff costs	20,561	24,588
Travel costs	4,719	4,313
Professional fees	2,122	2,457
Depreciation	353,368	367,007
Amortization	24,549	32,503
Impairment of property, plant and equipment and prepaid land rent	21,604	27,594
Other	10,811	9,891
	810,967	838,423
The increase in cost of sales of $27.5 million, or 3.4%, in the year ended December 31, 2020 compared to the year ended December 31, 2019 is primarily due to increased costs related to depreciation and amortization, impairment of property, plant and equipment and land rent, tower repairs and maintenance and regulatory permits, partially offset by a decrease in power generation costs.
Depreciation and amortization costs and impairment of property plant and equipment and land rent costs increased by $21.6 million and $6.0 million, respectively, in the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in depreciation and amortization is primarily a result of a higher asset base, partly due to acquisitions, with MENA and Latam adding $28.0 million of depreciation and amortization in the period from acquisition to December 31, 2020, and also a result of the prospective change in useful economic life of our standard batteries from 5 years to 3 years, effective January 1, 2020, following a review of the battery life and replacement cycles in use across the business, which increased the depreciation cost for the period by $30.0 million. These increases are partially offset by the effects of higher depreciation in the year ended December 31, 2019 in our Nigeria segment resulting from depreciation on assets subject to advanced funding provided to contractors following accelerated completion and reporting of subcontracted work, which did not recur in the year ended December 31, 2020.

The increase in impairment cost is primarily due to impairment of tower assets due to tower consolidation and the completion of a physical asset verification which identified some assets in poor condition.
Site regulatory permits costs increased by $8.0 million during the year ended December 31, 2020. The majority of the increase is in our Nigeria segment, where the permit costs expense for the year ended December 31, 2019 included a reversal of a portion of permit cost provision no longer needed.
Power generation decreased by $21.6 million in the year ended December 31, 2020 compared to the year ended December 31, 2019, despite increased activity from additional tenancies and lease amendments and acquisitions. This was primarily due to reductions in the cost of diesel in our Nigeria segment operations where reduced prices more than offset increases in overall consumption from increased activity.
Other cost increases in the year ended December 31, 2020 consisted of a $6.6 million increase in tower repairs and maintenance, a $4.8 million increase in the aggregate cost of site rental and other rent, a $4.0 million increase in staff costs and an aggregate increase in vehicle maintenance and repairs and professional fees of $1.0 million. These increased costs are partially offset by decreases in insurance cost of $1.3 million, other costs of $0.9 million and the aggregate cost of security services and travel costs of $0.7 million, for the same period.
Administrative Expenses
Our administrative expenses were $236.1 million for the year ended December 31, 2020 compared to $556.3 million for the year ended December 31, 2019.
The table below shows our administrative expenses for the years ended December 31, 2020 and 2019:
	Year ended December 31,
	2019	2020
	($ in thousands)
Rent and facilities	12,881	12,872
Depreciation	2,392	6,240
Amortization	4,198	2,912
Travel costs	13,475	6,815
Staff costs	45,523	78,376
Key management compensation	20,215	13,776
Share-based payment expense	351,054	8,342
Professional fees	15,275	38,200
Business combination transaction costs	3,745	13,727
Impairment of withholding tax receivables	44,586	31,533
Net loss/(gain) on disposal of property, plant and equipment	5,819	(764)
Operating taxes	505	2,239
Other	36,617	21,844
	556,285	236,112
Administrative expenses for the year ended December 31, 2020 decreased by $320.2 million, or 57.6%, which was primarily due to decreases in share-based payment expense, other administrative expenses, and impairment of withholding taxes, partially offset by increases in staff costs, professional fees and business combination transaction costs.
Share-based payment expenses decreased by $342.7 million to a $8.3 million charge in the year ended December 31, 2020 from a charge of $351.1 million in the year ended December 31, 2019. The decrease largely reflects the amendment of the LTIP terms in July 2019, and underlying input assumptions on the time left up to the point of expected exercise.
Other administrative costs decreased by $14.8 million to $21.8 million in the year ended December 31, 2020 compared to $36.6 million for the year ended December 31, 2019, mainly due to a decrease in our Nigeria segment where the other administrative expenses in the year ended December 31, 2019 include an amount of $9.0 million, representing a one-off penalty for the termination of a supplier contract.
Impairment of withholding tax receivables decreased by $13.1 million in the year ended December 31, 2020 compared to the year ended December 31, 2019, because a larger proportion of withholding tax is deemed recoverable against future tax liabilities in our Nigeria segment.
Staff costs increased by $32.9 million in the year ended December 31, 2020 due to a combination of increased headcount in group functions including our shared service center, increased holiday pay provisions, and a $4.7 million impact of acquired operations. Key management compensation decreased by $6.4 million, during the year ended December 31, 2020 compared to the year ended December 31, 2019, with the decrease in key management compensation being partly due to certain members of the executive committee waiving a portion of their salaries for the year ended December 31, 2020 and equivalent COVID-19 charitable donations were made by the Group.
Other decreases in administrative costs include decreases of $6.7 million and $6.6 million in travel costs and (gain)/loss from disposal of property, plant and equipment respectively, offset by increases of $2.6 million in depreciation and amortization and $1.7 million in operating taxes.
Loss Allowance on Trade Receivables
Our loss allowance on trade receivables decreased by $14.8 million for the year ended December 31, 2020, to $13.1 million for the year ended December 31, 2020 from $27.9 million for the year ended December 31, 2019. This was primarily attributable to a decrease in the impairment provision made for overdue trade accounts receivables compared to the same period in the prior year, resulting from changes in the estimated likelihood of collection from non-performing customers, including one key customer, leading to reduced recognition of revenue and receivables at the point of delivery of service. Amounts not expected to be recovered at the point of delivery of service and billing are considered to be variable consideration recognized as revenue on receipt of funds from the customer.
Other Income
Other income was $16.4 million for the year ended December 31, 2020 compared to $7.0 million for the year ended December 31, 2019. The year-on-year increase of $9.4 million is mainly a result of increases in insurance claim income, which reflect a year-on-year increase of $11.4 million for the year ended December 31, 2020. The increase in insurance claim income relates to a one-off claim in Cameroon.
Net Finance Income/Costs
Our net finance costs were $484.8 million for the year ended December 31, 2020 compared to $252.9 million for the year ended December 31, 2019.

The table below shows our net finance costs for the years ended December 31, 2020 and 2019:
	Year ended December 31,
	2019	2020
	($ in thousands)
Interest income — bank deposits	14,732	5,101
Net foreign exchange gain arising from financing — realized	228	—
Net foreign exchange gain on derivative instruments — unrealized	53	29,151
Net foreign exchange gain from derivative instruments — realized	—	4,061
Fair value gain on embedded options	17,245	110,655
Fair value gain on warrants	3,787	—
	36,045	148,968
Interest expenses — third party loans	(193,829)	(182,246)
Unwinding of discount on decommissioning liability	(1,712)	(2,644)
Interest and finance charges paid/payable for lease liabilities	(16,024)	(27,384)
Net foreign exchange loss arising from financing — unrealized	(47,291)	(363,953)
Net foreign exchange loss arising from financing — realized	—	(49,564)
Net foreign exchange loss on derivative instruments — realized	(1,594)	—
Fair value loss on embedded derivative within revenue contract	—	(169)
Costs paid on early loan termination	(22,153)	—
Fees on loans and financial derivatives	(6,312)	(7,806)
	(288,915)	(633,766)
Net finance costs	(252,870)	(484,798)
Net finance costs increased by $231.9 million, or 91.7%, in the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to the substantial increase of $366.5 million in net foreign exchange losses arising from financing, a decrease in interest income earned of $9.6 million, partially offset by an increase of $93.4 million in fair valuation gains on embedded options, an increase in net foreign exchange gains on derivative instruments of $34.8 million and a decrease of $11.6 million in third party loan interest.
The increase of $366.5 million in net foreign exchange loss arising from financing is primarily due to changes in exchange rates, predominantly between the Naira the Brazilian Real, and the Zambian Kwacha against the U.S. dollar. This arises on commercial bank and related party loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends.
The increase of $93.4 million in fair valuation gains on embedded options mainly results from the valuation of the embedded call options within the 2025 Notes and 2027 Notes which increased in value in the period primarily as a result of the increased market value of the Notes.
Interest income earned decreased by $9.6 million for the year ended December 31, 2020, owing to lower deposit levels and lower interest rates on deposits than in the year ended December 31, 2019.
There was also a $11.6 million decrease in third party loan interest expense from $193.8 million in the year ended December 31, 2019 to $182.2 million for the year ended December 31, 2020, largely reflecting the impact of lower interest rates in our Nigeria segment.
The increase in net foreign exchange gains on derivative instruments for the year ended December 31, 2020 (which are mainly unrealized), result from the movements in exchange rates between the Nigerian Naira and the U.S. dollar, which impact the value of foreign exchange derivative instruments that are contracted at fixed rates.

Income Tax Expense/(Benefit)
Our income tax expense was $169.8 million for the year ended December 31, 2020 compared to $13.5 million for year ended December 31, 2019.
The table below shows our income tax expense for the years ended December 31, 2020 and 2019:
	Year ended December 31,
	2019	2020
	($ in thousands)
Current taxes on income	3,304	95,107
Deferred income taxes	10,214	74,722
Total taxes	13,518	169,829
The far higher charges in the year ended December 31, 2020 are primarily due to circumstances related to tax regulations in our Nigeria segment affecting both current taxes and deferred taxes recognized as follows:
•
The corporate income tax expense in the year ended December 31, 2020 (including the Pioneer levy) includes an underprovision for the year ended December 31, 2019 of $17.7 million in the Nigeria segment.

The underprovision represents the retrospective impact of the application of amendments in the Nigeria Finance Act of 2019, the FA2019, signed into law on January 13, 2020, which limit the deductibility of interest expense and realized foreign exchange losses for companies in Nigeria to a proportion of earnings before interest, taxes, depreciation and amortization of the Nigerian company in that accounting period (as defined by the FA2019). This resulted in the disallowance of a significant portion of such costs incurred in Nigeria in 2019 which were previously expected to be deductible against 2019 taxable income, and which have now been carried forward to be applied against taxable income in future periods, subject to the same limitations and within a five year period.
•
As a result of the limitations on the deductibility of losses related to realized foreign exchange losses and interest expense, introduced by the FA2019, the current taxes on income for our Nigeria segment, (including the underprovision described above) increased to $75.1 million for the year ended December 31, 2020, the majority of which will not result in cash outflows as withholding tax is applied in settlement thereof.

•
Also as a result of the limitations on the deductibility of losses related to realized foreign exchange losses and interest expense, introduced by the FA2019, the value of deferred tax assets deemed to be recoverable no longer exceeded the value of deferred tax liabilities, resulting in deferred tax charges of $63.2 million being included in the deferred tax expense for the Nigeria segment for the year ended December 31, 2020.

Loss for the Year
Our loss for the year ended December 31, 2020 was $322.7 million compared to a loss of $423.5 million for the year ended December 31, 2019, a decrease in loss of $100.8 million for the year. This decrease in loss was primarily due to increased revenue, decreased administrative expenses, decreased loss allowances for trade receivables, and an increase in other income, which were partially offset by increases in cost of sales, net finance costs and income tax expense.

Segment Results
Revenue:
Revenue for each of our reportable segments was as follows:
	Year ended December 31,		Change
	2019	2020
	($ in thousands)		($ in thousands)%
Nigeria	925,704	1,037,836	112,132	12.1%
SSA	305,352	313,416	8,064	2.6%
Latam	—	30,185	30,185	n.a
MENA	—	21,712	21,712	n.a
	1,231,056	1,403,149	172,093	14.0%
Nigeria
Revenue for our Nigeria segment increased by $112.1 million, or 12.1%, to $1,037.8 million for the year ended December 31, 2020 compared to $925.7 million for year ended December 31, 2019.
Year-on-year revenue for the year ended December 31, 2020 increased organically by $170.7 million, or 18.4%, driven by an increase in Tenants of 638, which includes Tenants from 38 net New Sites, and 3,974 Lease Amendments added in the period, increases through contractual CPI escalations and foreign exchange reset mechanisms, and the impact of the MTN contract amendment. The increase of $170.7 million in organic revenue, which also includes the reduced recognition of revenue for defaulting customers (which is contingent upon receipt of funds from defaulting customers) of $67.4 million and reduced revenue from managed services of $13.0 million, is partially offset by the impact of movements in the Naira to U.S. dollar foreign exchange rate of $58.6 million.
We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component which we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event which is not wholly within our control.
SSA
Revenue for our SSA segment increased by $8.1 million, or 2.6%, to $313.4 million for the year ended December 31, 2020 compared to $305.4 million for the year ended December 31, 2019. Revenue increased organically by $28.1 million, or 9.2%, driven by a net increase in Tenants of 167, which includes the impact of a net increase in New Sites of 50, and from increases through contractual CPI escalations and foreign exchange reset mechanisms. This organic increase was partially offset by the non-core negative impact of movements in foreign exchange rates of $20.0 million, or 6.6%, owing mainly to the devaluation of the Zambia Kwacha ($21.9 million) and the Rwandan Franc ($1.9 million) against the U.S. dollar and offset by an aggregate positive valuation impact of the CFA Franc against the U.S. dollar of $3.8 million.
Latam
Revenue for our Latam segment was $30.2 million for the period from the date of acquisition in mid-February 2020, to December 31, 2020. Of the $30.2 million, $2.0 million represents organic revenue added in the period, driven by a net increase of 254 Tenants, which includes Tenants from 138 New Sites.
MENA
Revenue for our MENA segment was $21.7 million for the period from the date of acquisition in mid-February 2020, to December 31, 2020. This represents inorganic revenue.

Segment Adjusted EBITDA:
Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:
	Year ended December 31,		Change
	2019	2020
	($ in thousands)		($ in thousands)%
Nigeria	559,049	701,273	142,224	25.4%
SSA	165,626	170,784	5,158	3.1%
Latam	—	22,696	22,696	n.a
MENA	—	9,937	9,937	n.a
Other	(56,061)	(85,676)	(29,615)	52.8%
Total Segment Adjusted EBITDA	668,614	819,014	150,400	22.5%
Nigeria
Segment Adjusted EBITDA for our Nigeria segment was $701.3 million for the year ended December 31, 2020 compared to $559.0 million for the year ended December 31, 2019, an increase of $142.2 million, or 25.4%. The increase is primarily due to revenue growth as described above and from a $30.1 million net reductions in operating costs, comprised of a decrease in power cost of sales $27.2 million (primarily from price reductions in diesel), and a decrease in administrative costs of $14.3 million (primarily driven by a decrease of $16.0 million in other SG&A costs, including a decrease in loss allowance on trade receivables), which were partially offset by an increase in non-power cost of sales of $11.3 million (primarily driven by increased costs of site regulatory permits and tower repairs and maintenance).
SSA
Segment Adjusted EBITDA for our SSA segment was $170.8 million for the year ended December 31, 2020 compared to $165.6 million for the year ended December 31, 2019, an increase of $5.2 million, or 3.1%. The increase is primarily due to an increase in revenue of $8.1 million, as described above, and a decrease in non-power cost of sales of $0.9 million, offset by an increase in power cost of sales of $4.1 million (mainly due to an increase in public power costs of $4.4 million).
Latam
Segment Adjusted EBITDA for our Latam segment was $22.7 million for the period from the date of acquisition in mid-February 2020 to December 31, 2020.
MENA
Segment Adjusted EBITDA for our MENA segment was $9.9 million for the period from the date of acquisition in mid-February 2020 to December 31, 2020.
Comparison of years ended December 31, 2019 and 2018
Revenue
Our revenue was $1,231.1 million for the year ended December 31, 2019 compared to $1,168.1 million for the year ended December 31, 2018. Revenue increased by $63.0 million, or 5.4%, of which organic growth was $89.5 million, or 7.7%, offset by the non-core impact of movement in foreign exchange rates of $26.5 million, or 2.3%. Organic growth in the Nigeria and SSA segments was 8.5% and 5.3%, respectively.

Revenue increased organically by $89.5 million, or 7.7%, during the year ended December 31, 2019, compared to the year ended December 31, 2018. This growth was primarily due to (i) the price impact of CPI escalation mechanisms applied in most of our contracts, as well as foreign exchange reset mechanisms in certain of our contracts, (ii) the impact from 1,351 net new Tenants (including the impact of 305 New Sites) and (iii) the impact of 3,621 new Lease Amendments.
The $89.5 million organic increase in revenue was partially offset by foreign exchange devaluations of 2.3%, or $26.5 million. A significant part ($13.7 million) of this non-core foreign exchange rate movement impact was due to the devaluation of the Zambian Kwacha, which resulted in the translation of the Kwacha results for the year at an average rate of ZMW12.86/$1.00 for the year ended December 31, 2019 compared to an average rate of ZMW 10.41/$1.00 for the year ended December 31, 2018. The devaluation of the CFA Franc from an average rate of XAF/XOF 555/$1.00 for the year ended December 31, 2018 to an average rate of XAF/XOF 585/$1.00 for the year ended December 31, 2019, also contributed $11.3 million to the foreign exchange rate movement impact.
For the year ended December 31, 2019, the net increase in Towers of 213 resulted in total Towers of 24,076 at December 31, 2019. We added 1,351 net new Tenants in 2019, resulting in total Tenants of 37,652 and a Colocation Rate of 1.56x at December 31, 2019. In the same period, we added 3,621 Lease Amendments, resulting in total Lease Amendments of 13,604 at December 31, 2019.
For the year ended December 31, 2018, the net increase in Towers of 1,002 resulted in total Towers of 23,863 at December 31, 2018. We added 2,042 net new Tenants in 2018, resulting in total Tenants of 36,301 and a Colocation Rate of 1.52x at December 31, 2018. We added 4,221 Lease Amendments during 2018, resulting in total Lease Amendments of 9,983 at December 31, 2018.
Cost of Sales
Our cost of sales was $811.0 million for the year ended December 31, 2019 compared to $766.7 million for the year ended December 31, 2018.
The table below shows an analysis of our cost of sales for the years ended December 31, 2018 and 2019:
	Year ended December 31,
	2018	2019
	($ in thousands)
Tower repairs and maintenance	71,465	69,304
Power generation	219,953	237,640
Site rental	45,472	3,547
Other rent	1,482	2,289
Vehicle maintenance and repairs	2,052	2,108
Site regulatory permits	43,333	19,360
Security services	32,426	33,027
Insurance	4,102	5,958
Staff costs	18,430	20,561
Travel costs	1,132	4,719
Professional fees	2,436	2,122
Depreciation	286,774	353,368
Amortization	26,081	24,549
Impairment of property, plant and equipment and prepaid land rent	6,155	21,604
Other	5,439	10,811
	766,732	810,967

Cost of sales increased by $44.2 million, or 5.8%, where significant increases in depreciation, power generation and impairment of property, plant and equipment and prepaid land rent were offset by other cost reductions. The most significant reductions included the reduction in site rental costs of $41.9 million (following adopting of IFRS 16-see below) and regulatory permits of $24.0 million following a reassessment of the levels of accruals for permits and fees due.
Power generation increased by $17.7 million, reflecting the increased activity from additional tenancies and Lease Amendments. Power generation represented 29.3% of cost of sales for the year ended December 31, 2019 compared to 28.7% for the year ended December 31, 2018 and a higher proportion (19.3% compared to 18.8%) of revenue for the year, respectively.
Depreciation and amortization increased by $65.1 million during the year ended December 31, 2019 primarily as a result of depreciating right of use site leasehold assets under IFRS 16. Site rental costs decreased by $41.9 million during the year ended December 31, 2019 largely from the impact of adopting lease accounting under IFRS 16. The majority of our site rental cost is now accounted for under IFRS 16 and is therefore recognized through depreciation expense rather than through site rental costs. Short-term rental leases of less than twelve months continue to be recognized as site rental expense.
Other cost increases for the year ended December 31, 2019 consisted of a $3.6 million increase in travel costs, a $2.1 million increase in staff costs, a $1.9 million increase in costs of insurance reflecting increases in premiums, and an increase in other costs of $5.4 million. These cost increases were partially offset by a $2.2 million reduction in the cost of tower repairs and maintenance.
Administrative Expenses
Our administrative expenses were $556.3 million for the year ended December 31, 2019 compared to $148.8 million for the year ended December 31, 2018.
The table below shows an analysis of our administrative expenses for the years ended December 31, 2018 and 2019:
	Year ended December 31,
	2018	2019
	($ in thousands)
Rent and facilities	10,536	12,881
Depreciation	934	2,392
Amortization	3,515	4,198
Travel costs	11,079	13,475
Staff costs	52,148	45,523
Redundancy costs	2,964	—
Key management compensation	12,584	20,215
Share-based payment (credit)/expense	(5,065)	351,054
Professional fees	15,911	15,275
Business combination transaction costs	3,448	3,745
Impairment of withholding tax receivables	12,063	44,586
Net loss on disposal of property, plant and equipment	2,557	5,819
Operating taxes	1,070	505
Other	25,029	36,617
	148,773	556,285
Administrative expenses increased by $407.5 million, or 273.9%, which was primarily due to an increase in share-based payment expense and an increase in the impairment of withholding tax receivables. Staff related costs, including staff costs, key management compensation and redundancy, remained relatively stable.
Share-based payment expenses increased by $356.1 million to $351.1 million in the year ended December 31, 2019 from a credit of $5.1 million in the year ended December 31, 2018. The $351.1 million expense in 2019 reflects the accounting for the amendment of the LTIP terms. The substantially increased expense arose due to the immediate recognition in the income statement of the increase in fair value from the amendment of the already vested options, as required under IFRS 2. See Note 28 to the audited consolidated financial statements included elsewhere in this prospectus for further details on the LTIP terms amendment and the valuation assumptions used in assessing fair value.
Staff costs decreased by $6.6 million in the year ended December 31, 2019 primarily due to a reduction in average head count year on year after redundancies made in 2018 in Middle East operations. Key management compensation increased by $7.6 million to $20.2 million during the year ended December 31, 2019 compared to $12.6 million during the year ended December 31, 2018, reflecting wage inflation, additional non-executives appointed, termination benefits and additional discretionary bonuses.
Impairment of withholding tax receivables increased by $32.5 million to $44.6 million for the year ended December 31, 2019 from $12.1 million for the year ended December 31, 2018. This reflects the absolute increase in withholding tax due to a higher revenue base and the impairment of withholding tax receivable previously offset against current tax liabilities, such tax liabilities having been over-provided at December 31, 2018. We continue to assess the recoverability of withholding tax assets based on a five year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities, and this resulted in continuing impairment of withholding tax receivables.
Other costs increased by $11.6 million to $36.6 million for the year ended December 31, 2019 from $25.0 million for the year ended December 31, 2018. In 2019, increased costs were incurred, primarily in relation to $9.6 million of consultancy, facility set up and other related expenses for our finance transformation program.
Additional cost increases in the year ended December 31, 2019 included a $2.3 million increase in rent and facilities costs, a $2.1 million increase in net depreciation and amortization, a $2.4 million increase in travel costs, a $3.3 million increase in loss on disposal of property, plant and equipment and a $0.3 million increase in business combination transaction costs, which were partially offset by decreases in professional fees of $0.6 million and a $0.6 million decrease in operating taxes compared to the year ended December 31, 2018.
Loss allowance on trade receivables
Our loss allowance on trade receivables decreased by 44.8% to $27.9 million for the year ended December 31, 2019, from $50.6 million for the year ended December 31, 2018. This was primarily attributable to a decrease in the impairment provision made for overdue trade accounts receivables compared to the prior year, which during the year ended December 31, 2018, included $30.0 million relating to the exceptional portion of the loss allowance on 9mobile’s outstanding receivable balance as a result of its restructuring, with the remainder in both periods relating to a mix of customers across our portfolio. There was no exceptional portion of the charge in the year ended December 31, 2019, as collections from 9mobile improved in 2019.
The exceptional portion of the loss allowance was determined based on our evaluation of 9mobile’s specific trading circumstances, credit quality and payment performance following their financial difficulty with their lenders across 2017 and 2018. At December 31, 2019 and December 31, 2018, the total invoiced outstanding receivables (including VAT) from 9mobile were $149.2 million and $116.4 million, respectively, of which the majority was past due in both periods. Of the invoiced outstanding receivables from 9mobile at December 31, 2019 and December 31, 2018, $105.8 million and $83.1 million, respectively, was provided for in our loss allowance.
Total revenue (excluding VAT) recognized from 9mobile in the year ended December 31, 2018 and 2019, respectively, was $151.3 million and $156.6 million. Future minimum lease payments relating to 9mobile during the same periods were $654.5 million and $512.6 million, respectively.

Other Income
Other income was $7.0 million for the year ended December 31, 2019 compared to $4.0 million for the year ended December 31, 2018. Other income increased by $3.0 million, or 77.6%, primarily due to insurance claim income receivables.
Net Finance Income/Costs
Our net finance costs were $252.9 million for the year ended December 31, 2019 compared to $292.0 million for the year ended December 31, 2018.
The table below shows an analysis of net finance costs for the years ended December 31, 2018 and 2019:
	Year ended December 31,
	2018	2019
	($ in thousands)
Interest income — bank deposits	18,701	14,732
Net foreign exchange gain arising from financing — realized	5,100	228
Net foreign exchange gain on derivative instruments — unrealized	—	53
Fair value gain on embedded options	—	17,245
Fair value gain on warrants	187	3,787
	23,988	36,045
Interest expenses — third party loans	(186,253)	(193,829)
Unwinding of discount on decommissioning liability	(2,112)	(1,712)
Interest and finance charges paid/payable for lease liabilities	—	(16,024)
Net foreign exchange loss arising from financing — unrealized	(89,698)	(47,291)
Net foreign exchange loss on derivative instruments — unrealized	(315)	—
Net foreign exchange loss on derivative instruments — realized	(577)	(1,594)
Fair value loss on embedded options	(32,110)	—
Costs paid on early loan termination	—	(22,153)
Bank and loan facility fees	(4,877)	(6,312)
	(315,942)	(288,915)
Net finance costs	(291,954)	(252,870)
Net finance costs decreased by $39.1 million, or 13.4%, from the year ended December 31, 2018 to the year ended December 31, 2019 primarily due to the substantial reduction of $37.6 million in unrealized net foreign exchange losses arising from financing and an increase of $49.4 million from the year over year difference in the change in fair value of embedded options, partially offset by an increase of $22.2 million from costs paid on early loan settlement, an increase of $9.0 million in interest expense and loan facility fees and $16.1 million from interest on lease liabilities following the adoption of IFRS 16 effective January 1, 2019.
Net foreign exchange loss arising from financing (unrealized) is primarily due to changes in exchange rates, predominantly between the Kwacha and the U.S. dollar. This arises on commercial bank and related party loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends.
The fair value of embedded options within our senior notes increased by $35.7 million from the year ended December 31, 2018 to the year ended December 31, 2019, of which $18.5 million was capitalized to the 2027 Notes and 2025 Notes on initial recognition, and the remainder was recognized as a gain of $17.2 million in the consolidated statement of income and other comprehensive income for the year ended December 31, 2019 compared to a loss of $32.1 million in the year ended December 31, 2018. This was partially offset by a $4.0 million decrease in interest income earned on fixed deposits for the year ended December 31, 2019 of $14.7 million compared to $18.7 million in the year ended December 31, 2018, owing to lower deposit levels.
There was also an increase in third party loan interest expense of $7.6 million from $186.3 million in the year ended December 31, 2018 to $193.8 million for the year ended December 31, 2019. Similarly, bank and loan facility fees increased by $1.4 million from $4.9 million in the year ended December 31, 2018 to $6.3 million in the year ended December 31, 2019.
Income Tax
Our income tax expense was $13.5 million for the year ended December 31, 2019 compared to $46.7 million for the year ended December 31, 2018.
The table below shows an analysis of the total tax expense for the years ended December 31, 2019 and 2018:
	Year ended December 31,
	2018	2019
	($ in thousands)
Current taxes on income	36,577	3,304
Deferred income taxes	10,171	10,214
Total taxes	46,748	13,518
Income tax expense decreased by $33.2 million, or 71.1%. This was primarily because of a reduction in the tax charge for IHS Nigeria Limited by $40.4 million from an expense of $23.9 million in 2018 to a credit of $16.5 million in 2019. IHS Nigeria Limited benefited from tax losses when filing its tax returns for the year ended December 31, 2018 (during 2019), which had not been recognized at December 31, 2018 due to uncertainty concerning a tax audit. The finalization of the tax audit resolved the uncertainty and an overprovision of $18.3 million, relating to the tax return for 2018, was recognized in 2019, compared to an under provision of $3.9 million recognized in 2018. Furthermore, the current year taxes on income for IHS Nigeria decreased from $20.0 million in 2018 to $1.8 million in 2019.
Aggregate deferred tax liabilities relating to property, plant and equipment and intangible assets decreased in the year ended December 31, 2019 while deferred tax liabilities in respect of the fair valuation of the derivatives embedded within the terms of our senior notes increased in the same period, following the change in the embedded options value in the year ended December 31, 2019. The impact of the net decrease in deferred tax liabilities has been offset by the derecognition of deferred tax assets raised in respect of unutilized capital allowances, assessed tax losses and provisions, up to the level of the deferred tax liabilities. Tax losses, for which no deferred tax assets had previously been recognized, were utilized in the period, particularly deferred tax assets in respect of unrealized foreign exchange losses following repayment of our senior notes due 2021.
The $410.0 million loss before tax in the year ended December 31, 2019 compared to the loss before tax in the year ended December 31, 2018 of $86.0 million, an increased loss of $324.0 million, does not result in a tax benefit in either year primarily because deferred tax assets arising on unrealized foreign exchanges losses, unused capital allowances and assessed tax losses have been recognized only to the extent they do not exceed the sum of deferred tax liabilities.
Loss for the Year
Our loss was $423.5 million for the year ended December 31, 2019 compared to $132.8 million for the year ended December 31, 2018. Loss increased by $290.7 million, or 219.0%, primarily due to higher administrative expenses explained above, which were partially offset by revenue growth.

Segment Results
Revenue for each of our reportable segments was as follows:
	Year ended December 31,		Change
	2018	2019
	($ in thousands)		($ in thousands)%
Nigeria	852,729	925,704	72,975	8.6
SSA	315,358	305,352	(10,006)	(3.2)
Nigeria
Revenue for our Nigeria segment increased by $73.0 million, or 8.6%, to $925.7 million for the year ended December 31, 2019, compared to $852.7 million for the year ended December 31, 2018. Revenue increased organically by $72.8 million, or 8.5%, driven by a net increase in Tenants of 1,106, which includes Tenants from 160 New Sites, and 3,621 Lease Amendments added in the year, which was offset by the non-core impact of movement in foreign exchange rate of $0.2 million. In the year ended December 31, 2019, our Nigeria segment benefitted from $7.2 million of revenue resulting from reaching an agreement with a customer on the application of certain contractual terms, which permitted the recognition of revenues in the current year for services provided in prior years, which is $32.6 million less than the $39.8 million benefit in the year ended December 31, 2018 from similar circumstances.
SSA
Revenue for our SSA segment decreased by $10.0 million, or 3.2%, to $305.4 million for the year ended December 31, 2019, compared to $315.4 million for the year ended December 31, 2018. Revenue increased organically by $16.6 million, or 5.3%, driven by a net increase in Tenants of 245, which includes Tenants from 145 New Sites. This organic increase was exceeded by the non-core negative impact of movements in foreign exchange rates of $26.6 million, or 8.4%, owing to the devaluation of the Zambia Kwacha and the CFA Franc against the U.S. dollar.
Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:
	Year ended December 31,		Change
	2018	2019
	($ in thousands)		($ in thousands)%
Nigeria	489,444	559,049	69,605	14.2
SSA	150,544	165,626	15,082	10.0
Nigeria
Segment Adjusted EBITDA for our Nigeria segment was $559.0 million for the year ended December 31, 2019 compared to $489.4 million for the year ended December 31, 2018. Segment Adjusted EBITDA for our Nigeria segment increased by $69.6 million, or 14.2%, primarily due to revenue growth as described above exceeding net increases in operating costs. Operating costs included in Segment Adjusted EBITDA increased by $3.4 million, with increases in power costs primarily driven by the increased number of Tenants and segment administrative expenses (primarily from a contractual supplier exit fee of $6.5 million), being offset by reductions in maintenance, security, permits and fees costs and rent, primarily due to the adoption of IFRS 16.
SSA
Segment Adjusted EBITDA for our SSA segment was $165.6 million for the year ended December 31, 2019 compared to $150.5 million for the year ended December 31, 2018. Segment

Adjusted EBITDA for our SSA segment increased by $15.0 million, or 10.0%, primarily due to decreases in operating expenses partially offset by revenue reduction as described above. Operating costs included in Segment Adjusted EBITDA decreased by $25.1 million, primarily driven by reductions in power costs, maintenance, security, permits and fees costs and rent. The decrease in rent expense was primarily due to the adoption of IFRS 16.
Liquidity and capital resources
Overview
We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.
As of June 30, 2021, we had $766.6 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $541.6 million and availability under the IHS Holding revolving credit facility (see “— Indebtedness” for more information) of $225.0 million. Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or upstreamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings. See “Risk Factors — Risks Relating to our Initial Public Offering and Ownership of our Ordinary Shares — IHS Holding Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.”
We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for the next 12 months. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of this prospectus. If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all. See “Risk Factors — Risks Relating to our Indebtedness — Our level of indebtedness and the terms of our indebtedness could materially adversely affect our business and liquidity position.”
Additionally, we continuously review our funding and maturity profile. As part of this review, we regularly explore opportunities in the global bond markets to try and ensure that we are well positioned to avail ourselves of any refinancing opportunities, including for our 2025 Notes, our 2027 Notes and our other facilities.

Statements of cash flows
	Year ended December 31,			Six months ended June 30,
	2018	2019	2020	2020	2021
	($ in thousands)
Net cash generated from operating activities	462,307	641,940	635,256	301,391	369,395
Net cash used in investing activities	(264,596)	(235,806)	(758,512)	(626,628)	(331,634)
Net cash used in financing activities	(202,780)	(138,319)	(128,136)	(191,262)	(46,268)
Net (decrease)/increase in cash and cash equivalents	(5,069)	267,815	(251,392)	(516,499)	(8,507)
Cash and cash equivalents at beginning of year	646,196	633,450	898,802	898,802	585,416
Effect of movements in exchange rates on cash	(7,677)	(2,463)	(61,994)	(23,223)	(35,265)
Cash and cash equivalents at end of year	633,450	898,802	585,416	359,080	541,644
Net cash generated from operating activities
Net cash generated from operating activities consists of cash received from our customers, payments to suppliers, payments to employees and cash inflows and outflows reflecting receipts and payments of tax.
Net cash generated from operating activities increased by $179.6 million to $641.9 million in the year ended December 31, 2019 from $462.3 million in the year ended December 31, 2018, primarily due to increased cash from operations of $105.1 million, decreased income tax paid of $2.3 million following increases in activity and utilization of carried forward tax losses in some operations and a $72.0 million decrease in payments for long term rent following the adoption of IFRS 16 lease accounting.
Net cash generated from operating activities decreased by $6.7 million to $635.3 million in the year ended December 31, 2020 from $641.9 million in the year ended December 31, 2019, primarily due to decreased cash from operations of $3.3 million, increased income tax paid of $1.1 million and a $2.3 million increase in payments for long term rent.
Net cash generated from operating activities increased by $68.0 million year-on year in the six months ended June 30, 2021, to $369.4 million, from $301.4 million in the prior year comparative period. The year-on-year increase was primarily due to increased cash from operations of $85.3 million, partially offset by increased income tax paid of $15.5 million.
Net cash used in investing activities
Net cash used in investing activities consists primarily of our additions of towers and related assets, such as New Site construction and replacement or maintenance of power solutions, and our purchase of land. In 2018 and 2019, it also included movements of restricted cash from other receivables as cash was released.
Net cash used in investing activities decreased to $235.8 million in the year ended December 31, 2019, from $264.6 million in the year ended December 31, 2018, primarily due to capital expenditures and movements in cash restrictions.
Net cash used in investing activities increased to $758.5 million in the year ended December 31, 2020, from $235.8 million in the year ended December 31, 2019, primarily due to the Kuwait and CSS Brazil acquisitions.
In the year ended December 31, 2017, certain of our bank accounts had “post no debit” restrictions placed upon them during the course of inquiries by the Nigerian EFCC. As a result of the restrictions,

cash in those accounts no longer met the definition of ‘cash and cash equivalents.’ In the years ended December 31, 2019 and 2018 following the lifting of the “post no debit” restrictions, there were net movements in cash transferred from ‘other receivables’ back to ‘cash and cash equivalents’ amounting to $1.7 million and $104.9 million, respectively.
Net cash used in investing activities decreased by $295.0 million, to $331.6 million in the six months ended June 30, 2021, from $626.6 million in the prior year comparative period, primarily due to a decrease in consideration paid for business acquisitions of $351.8 million, partially offset by an increase in capital expenditures for property, plant and equipment (including advance payments) of $68.2 million. The year-on-year decrease in cash paid for business acquisitions was due to larger expenditures in the prior year comparative period related to the CSS Acquisition and the first phase of the Kuwait Acquisition, compared to expenditures in the current year which include the Skysites Acquisition, the Centennial Acquisition and the third phase of the Kuwait Acquisition.
Net cash used in financing activities
Net cash used in financing activities consists primarily of net inflows from debt drawn down and interest payments on debt and cash flows related to derivative instruments used in managing financing.
Net cash used in financing activities decreased to $138.3 million in the year ended December 31, 2019, from $202.8 million in the year ended December 31, 2018, an increase in cash flows of $64.5 million. The decrease in the use of cash from financing activities in the year ended December 31, 2019 was primarily due to the receipt of loans of $1,800.0 million compared to $9.6 million in the year ended December 31, 2019, which is an increase in cash generated of $1,790.4 million, partially offset by an increase in bank loan and bond repayments of $1,533.2 million, an increase in cash interest paid and costs paid on early settlement of loans of $17.2 million, an increase fees paid on loans and derivative instruments of $57.3 million and reduced net cash flows from margins (deposited)/received on non-deliverable forward instruments in Nigeria of $60.8 million. Net cash used in financing activities also includes cash outflows from payment of finance lease principal and interest of $70.0 million in the year ended December 31, 2019 due to the adoption of IFRS 16.
Net cash used in financing activities decreased to $128.1 million in the year ended December 31, 2020, from $138.3 million in the year ended December 31, 2019, an increase in cash flows of $10.2 million. The decrease in the use of cash from financing activities in the year ended December 31, 2020 was primarily due to the receipt of loans of $232.2 million compared to $1.8 billion in the year ended December 31, 2019, which is a decrease in cash used of $1,567.8 million, mainly offset by a decrease in bank loan and bond repayments of $1,522.4 million, a decrease in cash interest paid and costs paid on early settlement of loans of $26.1 million, a decrease of fees paid on loans and derivative instruments of $52.0 million and increased net cash flows from margins deposited on non-deliverable forward instruments in Nigeria of $28.7 million. Net cash used in financing activities also includes cash outflows from payment of finance lease principal and interest of $58.4 million in the year ended December 31, 2020 compared to $70.0 million in the year ended December 31, 2019.
Net cash used in financing activities decreased by $145.0 million to $46.3 million in the six months ended June 30, 2021, from $191.3 million in the prior year comparative period. The year-on-year decrease was primarily due to a decrease in interest paid to third parties of $15.0 million, mainly due to decreased interest rates related to our senior facilities in our Nigeria segment, an increase in gains received and deposits refunded on non-deliverable forward derivative instruments of $89.9 million, and an increase of $58.6 million in loans received from third parties net of principal repayments. These year-on-year decreases in cash used in financing activities were partially offset by year-on-year increases in aggregate payments of lease liability principal and interest of $15.4 million. The year-on-year increase in cash generated from loans received from third parties, net of principal repayments, was primarily due to net cash flows of $38.8 million generated in this manner in our Latam segment and a year-on-year decrease in principal repayments of $17.6 million in loan principal repayments in our Sub-Saharan Africa segment.

Capital expenditure
Our business operations require ongoing capital expenditure, which we categorize as either non-discretionary capital expenditure or discretionary capital expenditure. Non-discretionary capital expenditure is not normally cash flow generating in nature, and consists primarily of maintenance capital expenditure, as well as routine corporate capital expenditure, primarily spending on information technology infrastructure. Discretionary capital expenditures are those made with respect to activities that we believe exhibit sufficient potential to enhance long-term growth or margin improvement, or non-routine corporate capital expenditure. This includes amounts incurred for the construction of New Sites, the addition of Colocation Tenants and Lease Amendments, the purchase of land and the decommissioning and rationalization of towers. We include the cost of these items on our balance sheet when we take ownership and/or control of the asset.
We made payments for capital expenditures of $378.0 million, $258.3 million and $229.2 million for the years ended December 31, 2018, 2019 and 2020, respectively, and $102.9 million and $170.3 million for the six months ended June 30 2020 and 2021, respectively.
Our future capital expenditures are a function of New Site construction, maintenance of sites, augmentation of existing sites to accommodate new Tenants and any capital expenditure related to transfer of Tenants onto New Sites as a result of any decommissioning of Towers. We expect our total capital expenditures for the year ended December 31, 2021 will be approximately $463.3 million.
Contractual obligations and commitments
The following table summarizes our contractual obligations as of June 30, 2021 ($ in thousands):
Obligation	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years	Total
Bank and Senior Notes borrowings(1)	360,807	570,810	909,463	1,187,959	3,029,039
Lease obligations	57,529	104,073	97,306	454,202	713,110
Decommissioning and site restoration obligations	3,765	—	—	63,863	67,628
Purchase commitments(2)	202,916	—	—	—	202,916
Total	625,017	674,883	1,006,769	1,706,024	4,012,693

(1)
Bank and Senior Notes borrowings include future interest payments. Contractual obligations reflect those as at June 30, 2021. See “— Indebtedness” for more information.

(2)
Purchase commitments relate to the supply of property, plant and equipment.

Indebtedness
Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on June 30, 2021.
IHS Holding Revolving Credit Facility
IHS Holding Limited entered into an amendment and restatement agreement dated June 2, 2021 with Citibank Europe Plc, UK Branch as facility agent, or the Amendment and Restatement Agreement, which amended and restated the $225 million revolving credit facility agreement dated March 30, 2020, or the Original IHS Holding Revolving Credit Facility and, as amended and restated under the Amendment and Restatement Agreement, the Restated IHS Holding Revolving Credit Facility, between, amongst others, IHS Holding Limited, Citibank, N.A., London Branch as global coordinator, Citibank, N.A., London Branch, Absa Bank Limited (acting through its Corporate and Investment Banking division), Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank Dubai International Financial Centre Branch, regulated by the Dubai Financial Services Authority, as mandated lead arrangers, Citibank Europe Plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders. The Restated IHS Holding Revolving Credit Facility was amended and restated to align with the proposed amendments to the indenture governing the Notes (as defined below) issued by IHS Netherlands Holdco B.V., as set forth in a consent solicitation statement dated June 14, 2021.
The commitments under the Restated IHS Holding Revolving Credit Facility were subsequently increased to $245 million, pursuant to an increase confirmation entered into by IHS Holding Limited and RMB International (Mauritius Limited) on July 23, 2021, and on August 12, 2021, we received a letter of commitment for a further $25 million increase in commitments from the Royal Bank of Canada, with delivery of an increase confirmation subject to completion of certain conditions, including the successful completion of our initial public offering.
The Restated IHS Holding Revolving Credit Facility is denominated in U.S. dollars and is governed by English law. Each of IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria are guarantors under the Restated IHS Holding Revolving Credit Facility.
The interest rate per annum applicable to loans made under the Restated IHS Holding Revolving Credit Facility is, prior to a rate switch date, equal to LIBOR plus a margin of 3.00% per annum and, after a rate switch date is equal to a compounded reference rate based on SOFR (calculated on a five Risk-Free Rate, or RFR, banking day lookback), and a credit adjustment spread plus a margin of 3.00% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, fees for utilization and fees to the agents.
Funds borrowed under the Restated IHS Holding Revolving Credit Facility can be applied towards general corporate purposes including, but not limited to, the financing of (a) New Site programs and (b) the repayment of indebtedness (including interest and fees on that indebtedness).
Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments under the Restated IHS Holding Revolving Credit Facility by giving three business days’ prior notice (or, in relation to a compounded rate loan, on five RFR banking days’ prior notice, or in any case any such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Restated IHS Holding Revolving Credit Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding Revolving Credit Facility; and (ii) upon the occurrence of a change of control as defined in the credit agreement governing the Restated IHS Holding Revolving Credit Facility.
The credit agreement governing the Restated IHS Holding Revolving Credit Facility contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-outs). The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The credit agreement governing the Restated IHS Holding Revolving Credit Facility contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).
The Restated IHS Holding Revolving Credit Facility will terminate in March 2023 unless further extended in accordance with its terms for successive 12 month periods up to and including March 2025. As of June 30, 2021, the Restated IHS Holding Revolving Credit Facility was undrawn and had $225 million in available borrowing capacity, which could be increased to up to $300 million.
IHS Holding Bridge Facility
IHS Holding Limited entered into a $500 million bridge facility agreement dated August 10, 2021, or the IHS Holding Bridge Facility, between, amongst others, IHS Holding Limited, Goldman Sachs

Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank, as mandated lead arrangers and original lenders, Standard Chartered Bank, as facility agent and the financial institutions. The IHS Holding Bridge Facility is denominated in U.S. dollars and is governed by English law. Funds borrowed under the IHS Holding Bridge Facility can be applied only toward certain acquisitions listed therein.
The IHS Holding Bridge Facility will terminate 12 months from the signing date of the IHS Holding Bridge Facility (being August 10, 2021), unless extended for a period of six months after the original termination date on the request of IHS Holding Limited.
The interest rate per annum applicable to loans made under the IHS Holding Bridge Facility is equal to LIBOR plus a margin of 3.50% per annum increasing by 0.50% every three months for a period of 18 months up to a maximum of 6.00% per annum and, after a rate switch date, is equal to a compounded reference rate based on SOFR (calculated on a five RFR banking day lookback). IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, arrangement fees and fees to the facility agent.
Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments under the IHS Holding Bridge Facility by giving three business days’ prior notice or on five RFR Banking Days’ notice following the replacement of USD LlIBOR in accordance with the terms of the IHS Holding Bridge Facility, or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the IHS Holding Bridge Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding Bridge Facility; (ii) upon the occurrence of a change of control and (iii) disposal proceeds, acquisition claims and takeout financing and equity issuance proceeds as defined in the credit agreement governing the IHS Holding Bridge Facility.
The credit agreement governing the IHS Holding Bridge Facility contains customary information, undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. The IHS Holding Bridge Facility includes an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The credit agreement governing the IHS Holding Bridge Facility also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).
IHS Netherlands Holdco B.V. Notes
On September 18, 2019, our wholly owned subsidiary, IHS Netherlands Holdco B.V., issued $500 million of 7.125% Senior Notes due 2025, or the 2025 Notes, and $800 million of 8.0% Senior Notes due 2027, or the 2027 Notes (and, together with the 2025 Notes, the Notes), which are guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers. The issuance of the Notes was part of a refinancing transaction (that also included the Senior Credit Facilities, as described below), the proceeds of which were used to, inter alia, repay (a) the outstanding $800 million 9.5% Senior Notes due 2021 previously issued by IHS Netherlands Holdco B.V. in 2016, (b) the INT Towers Bank Loan and (c) the IHS Nigeria Bank Loan. The 2025 Notes mature on March 18, 2025, and the 2027 Notes mature on September 18, 2027. The Notes pay interest semi-annually and the principal is repayable in full on maturity. At any time prior to September 18, 2021 for the 2025 Notes and September 18, 2022 for the 2027 Notes, IHS Netherlands Holdco B.V. may redeem up to 40% of the notes at a redemption price equal to 107.125% of the principal amount of the 2025 Notes and 108.000% of the principal amount of the 2027 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of Notes remains outstanding immediately after each such redemption. In addition, IHS Netherlands Holdco B.V. may redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium. On or after September 18, 2021, 2022 or 2023, IHS Netherlands Holdco B.V. may redeem all or a part of the 2025 Notes at 103.563%, 101.781% and 100.000%, respectively. On or after September 18, 2022, 2023 or 2024, IHS Netherlands Holdco B.V. may redeem all or a part of the 2027 Notes at 104.000%, 102.000% and 100.000%, respectively.
The indenture governing the Notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates. Additionally, the indenture provides the flexibility to substitute IHS Holding Limited, or any parent holding company of IHS Netherlands Holdco B.V., as the issuer of the Notes upon a qualifying initial public offering, subject to certain conditions.
We used the proceeds from the Notes to refinance existing indebtedness, including the $800 million aggregate principal amount of 9.500% Senior Notes due 2021 issued by IHS Netherlands Holdco B.V., the IHS Nigeria Bank Loan and the INT Towers Bank Loan, pay transaction fees and expenses, to fund a partial settlement of intercompany loans and for general corporate purposes.
On July 31, 2020, IHS Netherlands Holdco B.V. issued an additional $140 million in aggregate principal amount of 2027 Notes and an additional $10 million in aggregate principal amount of 2025 Notes, resulting in an aggregate principal amount of $510 million of 2025 Notes and $940 million of 2027 Notes. The proceeds of the issuance of the additional notes will be used for general corporate purposes.
On June 14, 2021, IHS Netherlands Holdco B.V. announced that it had commenced a consent solicitation in respect of all of its outstanding Notes, soliciting consents to proposed amendments to the indenture governing the Notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (other than any unrestricted subsidiaries), which would then be subject to the covenants and events of default under the indenture governing the Notes (as amended). The proposed amendments also included certain other consequential changes to the negative covenants and restrictions in the indenture governing the Notes resulting from the larger group structure. On June 17, 2021, IHS Netherlands Holdco B.V. announced that it had obtained the consents from holders of a majority in aggregate principal amount of its outstanding Notes to effect the proposed amendments and announced on June 22, 2021, that the amendments to the indenture governing the Notes had become operative.
Senior Credit Facilities
IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers entered into a facilities agreement dated September 3, 2019, or the Senior Credit Facilities, between, among others, IHS Netherlands Holdco B.V. as holdco and guarantor, and, IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors, each of IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank, N.A., London Branch, Goldman Sachs Bank USA, J.P. Morgan Securities plc, FirstRand Bank Limited (London Branch) (acting through its Merchant Bank division) and Standard Chartered Bank, as mandated lead arrangers, Ecobank Nigeria Limited as agent and the financial institutions listed therein as the original lenders. The Senior Credit Facilities were entered into as part of a wider refinancing exercise (that also included the issuance of the Notes, as described above) of our Nigeria group debt. The Senior Credit Facilities are governed by English law. The Senior Credit Facilities also include customary negative and financial covenants that limit certain activities of IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers. This facility was fully drawn down in 2019.
The interest rate per annum applicable to loans made under the Senior Credit Facilities is equal to: (a) in relation to the U.S. dollar facility, LIBOR (subject to a zero floor) plus a margin of 4.25% per annum (subject to a margin ratchet where the level of margin may be increased (up to a maximum of 4.50%)

or decreased subject to certain tests, including the relevant leverage ratio of our group) and had an original principal amount of $110.0 million; and (b) in relation to the Naira facility, NIBOR (subject to a zero floor) plus a margin of 2.50% per annum and had an original principal amount of ₦141.3 billion (approximately $344 million). IHS Netherlands Holdco B.V. also pays certain other fees and costs, including fees for undrawn commitments, management fees, participation fees and fees to the agent.
Funds borrowed under the Senior Credit Facilities were to be applied towards, inter alia, refinancing certain indebtedness of INT Towers, general corporate and working capital purposes, and funding a partial settlement of intercompany loans.
Each facility under the Senior Credit Facilities will terminate on the date falling 60 months after the date of the first utilization of that facility. The Senior Credit Facilities will be repayable in instalments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments under the Senior Credit Facilities by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Senior Credit Facilities requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.
IHS Côte d’Ivoire S.A. Facility
On June 30, 2015, IHS Côte d’Ivoire S.A. entered into a credit agreement with Citibank Côte d’Ivoire, Ecobank Côte d’Ivoire, Société Genérale de Banques en Côte d’Ivoire, The Standard Bank of South Africa Limited and Standard Chartered Bank, as amended and restated on August 11, 2017, split into one tranche with a total commitment of €52 million (approximately $62 million), or the IHS Côte d’Ivoire Euro Tranche, and one tranche with a total commitment of XOF 44.6 billion (approximately $84 million), or the IHS Côte d’Ivoire XOF Tranche, collectively the IHS Côte d’Ivoire S.A. Facility. The IHS Cote d’Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The IHS Côte d’Ivoire Euro Tranche was issued at an interest rate of 3.75% plus EURIBOR, (subject to a zero floor), and the IHS Côte d’Ivoire XOF Tranche was issued at an interest rate of 6%. The IHS Côte d’Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d’Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the IHS Côte d’Ivoire S.A. Facility. The IHS Côte d’Ivoire S.A. Facility will expire in August 2022. This facility was fully drawn down in 2017.
IHS Zambia Limited Facility
On December 23, 2020, IHS Zambia Limited entered into a common terms agreement with the International Finance Corporation and Standard Chartered Bank, with a total commitment of $95.0 million, or the IHS Zambia Limited Facility, split into two different facilities, the first facility for an aggregate commitment representing $75.0 million, or the IFC Facility, and the second facility for an aggregate commitment representing $20.0 million, or the SCB Facility. The IHS Zambia Limited Facility was amended and restated on February 13, 2021.
The IHS Zambia Limited Facility is guaranteed by IHS Holding Limited. As of March 4, 2021, the IHS Zambia Limited Facility was fully utilized. The IHS Zambia Limited Facility was issued at an interest rate of 5.0% plus LIBOR (subject to a zero floor). The IHS Zambia Limited Facility contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the IHS Zambia Limited Facility. The respective facilities comprising the IHS Zambia Limited Facility will expire in December 2027.
IHS Rwanda Limited Facility
On June 4, 2014, IHS Rwanda Limited entered into a common terms agreement, or the CTA, with IFC, FMO, Access Bank (Rwanda) Ltd, Ecobank Rwanda Limited, Guaranty Trust Bank (Rwanda) Ltd, I&M Bank (Rwanda) Limited and KCB Bank Rwanda, or collectively the Commercial Lenders, as amended from time to time. Pursuant to the CTA, IHS Rwanda Limited entered into the following credit agreements: a credit agreement with IFC with a total commitment of up to $25 million, or the IFC Facility, a credit agreement with FMO with a total commitment of up to $20 million, or the FMO Facility and, together with the IFC Facility, the USD Facility, and a credit agreement with the Commercial Lenders with a total commitment of up to RWF 13.8 billion (approximately $14 million), or the RWF Facility, together with the IFC Facility and the FMO Facility, collectively, the IHS Rwanda Limited Facility. The IHS Rwanda Facility is guaranteed by IHS Holding Limited. As of December 31, 2018, the IHS Rwanda Limited Facility was only partially utilized as follows: $15.7 million was utilized of the IFC Facility, $12.7 million was utilized of the FMO Facility and RWF8.7 billion was utilized of the RWF Facility. The remainder of the IHS Rwanda Limited Facility was cancelled. The IFC Facility and FMO Facility were issued at an interest rate of 6.5% plus LIBOR (subject to a zero floor), and the RWF Facility was issued at an interest rate of 16.0%. The IHS Rwanda Limited Facility contains customary information and negative covenants and requires IHS Rwanda Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Rwanda Limited maintain specified net debt to EBITDA ratios, prospective debt service coverage ratios, financial debt to contributed capital ratios and restrictions on capital expenditures, each as defined in the CTA governing the IHS Rwanda Limited Facility. The outstanding commitment on the RWF Facility and the USD Facility have been fully repaid as of March 30, 2021 and July 20, 2021 respectively.
IHS Kuwait Facility
On April 19, 2020, IHS Kuwait Limited entered into a credit agreement with Al Ahli Bank of Kuwait K.S.C.P and Mashreq Bank PSC, Kuwait Branch, with a total commitment of KWD equivalent of $85 million, or the IHS Kuwait Limited Facility. The IHS Kuwait Limited Facility was issued at an interest rate of 2.00% plus 3 Month KIBOR. The IHS Kuwait Limited Facility contains customary information and negative covenants and requires IHS Kuwait Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants include that IHS Kuwait Limited maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the credit agreement, each as defined in the IHS Kuwait Limited Facility. The IHS Kuwait Limited Facility will expire in April 2029. As at June 30, 2021, KWD 16 million (approximately $53 million) of this facility was drawn down. The proceeds of the drawdown were used to reduce the cash funded investment in the acquisition by IHS, which was funded entirely with cash at the initial closing, as well as for general corporate purposes.
CSS Facilities
On February 5, 2020, IHS Brasil — Cessão De Infraestruturas S.A. (previously known as Cell Site Solutions — Cessão de Infraestruturas S.A.) entered into a credit agreement with Itaú Unibanco S.A., with a total commitment of BRL 170 million (approximately $31 million), or the Itau Cell Site Solutions — Cessão de Infraestruturas S.A. Facility, or Itaú CSS Facility. On June 10, 2020, IHS Brasil — Cessão de Infraestruturas S.A. extended the termination date with Itau Unibanco S.A., with the total commitment of BRL 170 million (approximately $31 million) remaining unchanged. The Itaú CSS Facility was issued at an interest rate of 3.85% plus CDI. The Itaú CSS Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Itaú CSS Facility will expire in June 2021. This facility was fully drawn down in February 2020, and fully repaid in May 2021.
On May 30, 2019, IHS Brasil — Cessão de Infraestruturas S.A. entered into a credit agreement with Banco Safra S.A., with a total commitment of BRL 30 million (approximately $5.5 million), or the Safra Cell Site Solutions — Cessão de Infraestruturas S.A. Facility, or the Safra CSS Facility. On May 30, 2020, IHS Brasil — Cessão de Infraestruturas S.A. extended the termination date with Banco Safra S.A., with the total commitments of BRL 30 million (approximately $6 million) remaining unchanged. The Safra CSS Facility was issued at an interest rate of 3.85% plus CDI. The Safra CSS Facility contains restrictions on dividends, intercompany loans and capital reductions. The Safra CSS Facility was fully drawn down in May 2019, and fully repaid in May 2021.
IHS Brasil Participacoes Ltda Facilities
On May 21, 2021 IHS Brasil Participacoes Ltda entered into a credit agreement with Itaú Unibanco S.A., with a total commitment of BRL 300 million (approximately $61 million), which we refer to as the

Itaú IHS Brasil Participacoes Limitada Facility. The Itaú IHS Brasil Participacoes Limitada Facility is guaranteed by IHS Brasil Cessão de Infraestruturas S.A. and contains customary information and negative covenants. The covenants include that IHS Brasil Participacoes Ltda maintains specified net debt to EBITDA and interest cover ratios. The Itaú IHS Brasil Participacoes Limitada Facility was issued at an interest rate of 3.65% plus CDI. The Itaú IHS Brasil Participacoes Limitada Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Itaú IHS Brasil Participacoes Limitada Facility will expire in May 2029. This facility was fully drawn down in May 2021.
On June 28, 2021, IHS Brasil Participacoes Ltda entered into a credit agreement with Banco do Brasil S.A., with a total commitment of BRL 100 million (approximately $19 million), which we refer to as the Banco do Brasil IHS Brasil Participacoes Ltda Facility. The Banco do Brasil IHS Brasil Participacoes Ltda Facility is guaranteed by IHS Brasil — Cessão de Infraestruturas S.A. and contains customary information and negative covenants. The covenants include that IHS Brasil Participacoes Ltda maintains specified net debt to EBITDA and interest cover ratios. The Banco do Brasil IHS Brasil Participacoes Ltda Facility was issued at an interest rate of 3.65% plus CDI. The Banco do Brasil IHS Brasil Participacoes Ltda Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Banco do Brasil IHS Brasil Participacoes Ltda Facility will expire in May 2029. This facility was fully drawn down in June 2021.
Off-balance sheet arrangements
We have no off-balance sheet arrangements.
Quantitative and qualitative disclosures about market risk
Our activities expose us to a variety of market risks. Our primary market risk exposures relate to foreign exchange rates, interest rates and counterparty credit risks. Where appropriate, we use derivative financial instruments solely for the purpose of hedging the currency risks arising from our operations and sources of financing. We do not enter into derivative financial instruments for speculative purposes.
The following discussion and analysis only addresses our market risk and does not address other financial risks we face in the normal course of business, including credit and liquidity risk. There has been no material change to our market risk in the year ended December 31, 2020. See “Risk Factors — Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.”
Foreign exchange risk
We operate internationally, predominantly in emerging and less developed markets, and are exposed to foreign exchange risk as a result. A material change in the value of any such foreign currency could adversely affect our cash flow and results of operations. We are exposed to exchange rate risk to the extent that balances and transactions are denominated in a currency other than the functional currency in which they are measured. In managing foreign exchange risk, we aim to reduce the impact of short term fluctuations on earnings. We have no export sales but we have customers that are either contracted using lease fees quoted in U.S. dollars or other foreign currencies but with foreign exchange indexation. Our significant exposure to currency risk relates to our loan facilities that are mainly in U.S. dollars or euro. We manage foreign exchange rate risk through our revenue contract foreign exchange resets, the use of derivative financial instruments such as currency swaps and forward contracts. We monitor the movement in the currency rates on an ongoing basis. The currency exposure arising from cash and cash equivalent assets denominated in foreign currencies is managed primarily by setting limits on the percentage of net assets that may be invested in such deposits.
During the year ended December 31, 2020, we had $380.3 million in net foreign exchange losses, of which $262.1 million related to our Nigeria segment. Our exposure to foreign exchange rate fluctuations is primarily in the Nigeria segment, which has the largest value of U.S. dollar denominated debt, but in the year ended to December 31, 2020, we have also experienced larger exchange losses in Zambia in our SSA segment and in our Latam segment. Based on foreign exchange rates existing as of

December 31, 2020, a 5% appreciation in each of the Naira, the Zambian Kwacha, and the Brazilian Real compared to the U.S. dollar would have resulted in approximately $140.0 million lower net foreign exchange losses during the year ended December 31, 2020 (with $114.8 million of the lower foreign exchange loss coming from the Naira). Conversely, a 5% depreciation of the Naira, the Zambian Kwacha, and the Brazilian Real compared to the U.S. dollar would have resulted in approximately $140.0 million of net foreign exchange losses during the year ended December 31, 2020.
During the six months ended June 30, 2021, we had $35.6 million in net foreign exchange losses, of which $29.7 million related to our Nigeria segment. Our exposure to foreign exchange rate fluctuations is primarily in the Nigeria segment, which has the largest value of U.S. dollar denominated debt. Based on foreign exchange rates existing as of June 30, 2021, a 1% appreciation in each of the Naira, the Zambian Kwacha, and the Brazilian Real compared to the U.S. dollar would have resulted in approximately $25.8 million lower net foreign exchange losses during the period ended June 30, 2021 (with $20.7 million of the lower foreign exchange loss coming from the Naira). Conversely, a 1% depreciation of the Naira, the Zambian Kwacha, and the Brazilian Real compared to the U.S. dollar would have resulted in approximately $25.8 million of net foreign exchange losses during the period ended June 30, 2021.
Interest rate risk
Our main interest rate risk arises from long-term borrowings with variable rates. Our borrowings at variable rate are mainly denominated in U.S. dollars. Our fixed rate borrowings and receivables are carried at amortized cost. They are therefore not subject to interest rate risk as defined by IFRS, since neither the carrying amount nor the future cash flows will fluctuate because of a change in market interest rates.
During the year December 31, 2020, our loss for the year was $322.7 million. If interest rates increased by 1%, our loss for the year would have increased by $5.9 million during the year ended December 31, 2020. Conversely, a 1% decrease in interest rates would have resulted in a $6.0 million decrease in loss for the year during the year ended December 31, 2020.
During the six months ended June 30, 2021, our profit for the year was $76.6 million. If interest rates increased by 1%, our profit for the period would have decreased by $6.0 million during the period ended June 30, 2021. Conversely, a 1% decrease in interest rates would have resulted in a $6.3 million increase in profit for the period during the period ended June 30, 2021.
Further information about our financial risk management can be found in Note 4(b)(ii) to the audited consolidated financial statements included elsewhere in this prospectus.
Counterparty Credit Risk
Counterparty credit risk relates to the risk of loss resulting from nonperformance or nonpayment by counterparties pursuant to the terms of their contractual obligations. We utilize data and market knowledge to determine the concentration of risk by reference to independent and internal ratings of customers. Risks surrounding counterparty performance could ultimately impact the amount and timing of our cash flow and future profits. We seek to mitigate counterparty credit risk by having a diversified portfolio of counterparties.
Liquidity Risk
Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.
We have a clear focus on ensuring we have sufficient access to capital to finance growth and to refinance maturing debt obligations. As part of the liquidity management process, we have various credit arrangements that can be utilized to meet our liquidity requirements. At June 30, 2021, we had utilized $2.2 billion of $2.6 billion credit facilities.
Typically, our credit terms with customers are more favorable compared to payment terms to our vendors in order to help provide sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot be reasonably predicted, such as natural disasters.
Critical accounting policies and significant judgments and estimates
The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenues and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.
Our accounting policies which reflect the most critical judgments, accounting estimates and assumptions include assessment of the appropriate foreign exchange rate; asset impairment testing; the assessment of control over a subsidiary, INT Towers, where we had an indirect minority shareholding; share-based payment and warrant obligation valuations; recognition of restricted cash and regulatory accruals and are discussed in further detail in Note 3 to the audited consolidated financial statements that appear elsewhere in this prospectus.
For a summary of all of our significant accounting policies, see Note 2 to the audited consolidated financial statements included elsewhere in this prospectus.
Recent accounting pronouncements
New standards and interpretations not yet adopted are also disclosed in Note 2.1.1(b) to the audited consolidated financial statements included elsewhere in this prospectus.

INDUSTRY
We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world. We operate in multiple markets throughout Africa, where we have been present for a number of years, and have recently begun operations in Kuwait and Latin America. We carefully select our markets based upon several key criteria including macroeconomic trends, telecommunications operators and the landscape and overall environment for wireless communications and infrastructure, which we believe are the core demand drivers for our business.
Introduction
We believe that the environment in which a tower infrastructure company operates is critical to its success in the long-term. Based on our experience and the history of the towers industry, we believe the following features make a market particularly suited for the success of an established tower operator:
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A vibrant wireless telecommunications market featuring a large subscriber base, which includes an attractive demographic profile, increasing data and voice consumption of mobile services and demanding end users with increasing expectations in the quality of their mobile services;

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Two or more large scale MNOs operating in the market, each with aggressive network strategies aimed at satisfying their customers’ needs, backed by strong financial performance and a healthy balance sheet;

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Structurally growing wireless tower and other communications-related infrastructure needs, driven by the secular increase in end users’ reliance on mobile communications for a growing share of their activities;

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A consistent track record of tower infrastructure outsourcing, reliance on colocation and wide acceptance of the benefits of tower sharing by MNOs;

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A favorable regulatory environment for tower infrastructure, where telecommunications regulatory bodies work with MNOs and tower operators to ensure customers have an enhanced quality of service;

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A well-established contractual framework between MNOs and tower operators, featuring a commitment by MNOs to forge long-term contractual relationships with tower operators offering strong visibility on lease fees in return for a commitment to the highest quality of service and the development of a mutually beneficial working relationship in the long run; and

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Favorable macroeconomic and demographic conditions underpinned by a stable political and legal system, where demographic trends support a growing economy with the benefits of economic development widely shared through a strong and growing middle class, and where businesses are confident to invest based on the effective rule of law and protection of contractual obligations.

We believe that the markets in which we operate encompass many of these attributes, and that as a result we are well positioned to succeed.
Macroeconomic Overview
Several key macroeconomic trends influence the propensity to adopt wireless telecommunication services, and thereby drive the expected long-term demand for telecommunications infrastructure and network capacity. We seek out markets that demonstrate these trends and that we believe will provide long-term growth and appropriate risk-adjusted returns.
Population Growth:    Our markets exhibit high population growth rates. As of 2020 there were approximately 596 million people in our nine markets and analysts from Euromonitor estimate that number could reach approximately 644 million by 2025. The CAGR of the population in our markets, weighted by our Tower count as of June 30, 2021, has averaged 2.3% from 2015 to 2020 and is forecasted to grow at a 2.1% CAGR from 2020 to 2025, which exceeds the global average of 1.0% according to The World Bank.

Population Age:    In our markets, approximately 18% of the total population is between the ages of 15 and 24 as of the end of 2020, according to Euromonitor. The median age across our nine markets is approximately 21 years old, according to country-specific data from Euromonitor weighted by our Tower count as of June 30, 2021, which compares to the global median age of 31 years old, according to the United Nations. In addition, according to Euromonitor, approximately 15% of the total population in our markets is between the ages of 25 to 34. With many “high demand” users, our markets continue to see increasing voice usage and strong demand increases for data. This segment represents a key portion of the expanding middle-class, who tend to find wireless telecommunications services to be critical to their day-to-day lives. We expect that this increase in total usage and demand for quality data services will drive demand for more wireless infrastructure.
Increasing Urbanization:    Countries with a higher degree of urbanization typically have higher mobile penetration rates, higher ARPU and more rapid deployment of next generation wireless technology and networks, which we also believe are drivers of demand for additional telecommunications infrastructure. Across our markets we have urban populations that are approaching or exceed 52% of the total population according to Euromonitor, while Rwanda has urbanization levels that are lower, but growing. The majority of our markets are experiencing increasing urbanization levels, which we expect will support demand for additional telecommunications infrastructure.
GDP Growth and Wireless Telecommunications as a Core Driver:    The markets in which we operate typically demonstrate high GDP growth relative to more developed markets. Higher GDP growth generally translates into a larger middle class with higher disposable incomes to consume wireless telecommunications, as compared to when such markets were less developed. Mobile subscribers are expected to continue to use their handsets for increasingly integrated communications, social, entertainment and business applications. In many of our markets, the handset has generally become an increasingly important part of everyday life. More businesses are leveraging the productivity benefits of enhanced telecommunications services and individuals are demanding more and better communications services, which in turn contributes to further GDP growth. The resulting impact on GDP growth has a positive impact on broader economic development and creates steady demand for increased telecommunications infrastructure.
	Nigeria	Zambia	Rwanda	Côte d’Ivoire	Cameroon	Kuwait	Brazil	Peru	Colombia	Total
2020 Population (millions)	209	19	13	27	27	4	213	33	51	596
Growth (CAGR ‘20−’25)	2.5%	2.9%	2.4%	2.5%	2.5%	0.1%	0.6%	0.9%	0.4%	2.1%
Median Age (2020)	18	18	20	19	19	35	33	31	31	21
Percent urban (2020)	52%	45%	17%	52%	58%	100%	86%	78%	81%	58%
2020 Nominal GDP ($ billions)	433	19	10	61	40	104	1,444	204	271	2,586
Growth (CAGR ‘20-’25)	5.8%	2.6%	7.5%	9.4%	8.5%	2.8%	7.5%	7.0%	6.4%	6.3%
2020 GDP per capita at PPP ($ thousands)	5.2	3.4	2.3	5.5	3.8	45.5	14.8	12.1	14.3	8.0
Credit Rating (S&P / Moody’s)	B- / B2	SD / Ca	B+ / B2	NR / Baa3	B- / B2	AA- / A1	BB- / Ba2	BBB+ / A3	BB+ / Baa2
2020 Total Mobile Service
Revenue ($ millions)	$6,940	$319	$200	$1,544	$950	$2,530	$12,631	$2,642	$3,182	$30,938
Percentage of GDP	1.6%	1.7%	1.9%	2.5%	2.4%	2.4%	0.9%	1.3%	1.2%	1.7%

Source: Euromonitor International Limited (Economies & Consumers data), Analysys Mason estimates, Credit Rating Reports and IHS
Note: All Total metrics excluding Population, Nominal GDP and Total Mobile Service Revenue are weighted based on our Towers per market as of June 30, 2021. Population, Median Age and Urbanization figures are from Euromonitor International Limited, Population is presented as of year end while Median Age and Urbanization are presented as of the middle of the year. GDP per capita at PPP figures are calculated using Purchasing Power Parity, or PPP, values and mid-year population figures from Euromonitor International Limited. Nominal GDP growth is calculated in U.S. dollar terms. Mobile Service Revenue as a Percentage of GDP is based on Analysys Mason Mobile Service Revenue estimates and Euromonitor International Limited nominal GDP estimates.
Nigeria
Nigeria is the most populous country in Africa with the majority of the population concentrated in the southern coastal regions. As of 2020, the total population of Nigeria was 209 million and it is expected to grow at a 2.5% CAGR from 2020 to 2025 to increase to 236 million according to Euromonitor. According to the World Population Prospectus published by The United Nations, it is projected that Nigeria will become the third most populous country globally by 2050.
Nigeria is Africa’s largest economy by GDP, and has historically been one of the largest crude oil exporters in the world. Weakness in oil prices resulted in a decline in nominal GDP at a CAGR of 7.8% in U.S. dollar terms annually between 2013 and 2017, as reported by Euromonitor, however nominal GDP returned to growth in 2018 and 2019 at rates of 12.3% and 12.5%, respectively, following a rebound in oil prices, combined with increased Naira stability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting our financial condition and results of operations — Currency exchange rate.” In 2020, following another reduction in oil prices as well as due to the effects of COVID-19, Nigeria’s nominal GDP declined 8.9%. Nigeria is however poised to grow its nominal GDP at an 5.8% annual rate in U.S. dollar terms from 2020 through 2025 according to Euromonitor. In recent years, the Nigerian economy has begun to diversify away from the oil industry, focusing on manufacturing, agriculture and telecommunications. For the year ended December 31, 2020, according to the Nigeria Bureau of Statistics, the telecommunications industry contributed 8.7% of Nigeria's GDP, with the telecommunications sector growing 11.8% from 2019.
Nigeria’s favorable demographics are expected to support growth in the telecommunications industry. The population is one of the youngest in the world, with a median age of 18 years as of 2020 according to Euromonitor. Approximately 33% of the population is between the ages of 15 and 34 as of 2020, and this proportion of the population is expected to grow to 35% by 2030, also according to Euromonitor. Nigeria’s rate of urbanization also makes it an attractive market. Euromonitor estimates that the urban population in Nigeria increased from 39% in 2005 to 52% in 2020.
The growth in population, a large youth demographic and increasing levels of urbanization are all characteristics that are expected to support demand for telecommunications infrastructure.
Côte d’Ivoire
Côte d’Ivoire has been, and continues to be, one of the fastest growing economies in West Africa. Robust historical economic growth, albeit affected recently by a fall in commodity prices, has increased Côte d’Ivoire’s nominal GDP at a CAGR of 6.0% in U.S. dollar terms from 2015 to 2020 according to Euromonitor. Nominal GDP is set to continue growing at high single digits despite softer growth in 2019 and 2020, currently estimated to grow at a 9.4% CAGR in U.S. dollar terms from 2020 to 2025, also according to Euromonitor.
In addition to favorable economic fundamentals, Côte d’Ivoire also has compelling demographics, such as strong population growth, a young population and a sizable urban population. The population is estimated to grow at a CAGR of 2.5% from 2020 to 2025 and to increase from 27 million to 30 million, according to Euromonitor. As of 2020, approximately 77% of Côte d’Ivoire’s population is under the age of 35, with 47% of the population between the ages of 10 to 34, according to Euromonitor. In addition, the urban population is 52% of the total population according to the Euromonitor. The combination of increased wealth and a growing young population is expected to drive an increase in demand for data and mobile services, which in turn is expected to drive demand for additional network capacity sites.
Côte d’Ivoire’s currency, the West African CFA Franc, has had a fixed exchange rate, or been “pegged” to the euro since 1999. It was announced in December 2019 that Côte d’Ivoire, and seven other African countries, would cease to use the West African CFA franc and switch to the Eco provided certain criteria are met; it is understood that this new currency will remain pegged to the euro. It is unclear if the exchange rate at which the peg is formed will remain unchanged from the level at which the West Africa CFA Franc has been pegged. A peg to the euro has historically created a stable economic and currency environment, and is expected to continue to act as a source of economic stability in the future.
Cameroon
Conflicts and foreign exchange restrictions have impacted Cameroon’s economy in recent years. Conflict in Cameroon’s Northwest and Southwest regions since September 2017, known as the Anglophone War, has caused significant economic disruption. Despite recent challenges, Cameroon’s nominal GDP grew at an annual rate of 5.2% in U.S. dollar terms from 2015 to 2020, according to Euromonitor, which includes the impact of a COVID-19 related contraction in 2020. This growth is estimated to continue at an average annual rate of 8.5% in U.S. dollar terms from 2020 to 2025. Cameroon’s population was 27 million in 2020 and it is estimated to grow to 30 million by 2025, which represents an average annual growth rate of 2.5%, according to Euromonitor. Cameroon’s population is also young, with 29% of the population under the age of 10 as of 2020 according to Euromonitor. Cameroon has a growing market with youthful consumers and increasing spending power. People between the ages of 10 and 34, who are generally considered to be early adopters of new technology, comprise 47% of Cameroon’s population as of 2020 according to Euromonitor. We believe a sizable youth population should be favorable to demand for, and investment in, the mobile communications market.
Cameroon’s stability, particularly regarding inflation, is supported by its membership in CEMAC. Within the group, six member states’ foreign exchange reserves are pooled at the regional level at the Bank of Central African States, which is designed to provide a buffer against country-specific balance of payments movements. The Bank of Central African States’ primary monetary policy objective is to ensure price stability, and secondly to support CEMAC economic policies. It is responsible for conducting monetary and exchange rate policies, managing the members’ foreign exchange reserves and issuing the zone’s currency. The monetary arrangement for the Central African Franc (CFA) zone mitigates the risks related to substantial exchange rate volatility and helps control inflation. Temporary price spikes in the Central African Franc (CFA) zone are mostly related to commodity price swings and weather-related shifts in agricultural production.
Cameroon’s currency, the CFA Franc, has also benefitted from a fixed exchange rate, or “peg” to the euro. The peg has led to largely stable inflation rates, which have averaged 1.6% annually from 2015 to 2020, according to the IMF.
Zambia
Zambia’s population growth and young population are attractive to the telecommunications industry. Zambia’s population is estimated to expand at 2.9% annually from 2020 to 2025, according to Euromonitor. As of 2020, Zambia had a population of 19 million, which is estimated to increase to 21 million by 2025. With 44% of the population under the age of 15 as of 2020 according to Euromonitor, Zambia ranks among the youngest countries in the world. In 2020, 45% of Zambia’s total population were located in urban areas, according to Euromonitor. The level of urbanization is low compared to other countries, however it is anticipated that this level will increase over time. Population growth and changing age demographics are likely to drive further demand for mobile services, which we believe in turn is expected to drive demand for additional network capacity.
Zambia’s economy has seen fluctuations over the past few years, with a fall in copper prices and power outages between 2014 and 2016 causing nominal GDP to decline in U.S. dollar terms, followed by a strong recovery in 2017, and then headwinds in 2018 in part due to announcements regarding the increases in taxes imposed on mining companies, mining code revisions and high interest rates. More recent performance was then impacted by COVID-19 as well as further currency devaluation driven by reginal droughts and persistent fiscal deficits. Over the 2015 to 2020 period, nominal GDP contracted at a CAGR of 2.3% in U.S. dollar terms, however this is expected to grow at a CAGR of 2.6% in U.S. dollar terms over 2020 to 2025, according to Euromonitor. Annual inflation reached 18% in 2016, according to the IMF, as a result of a nationwide power outage. A period of stabilization followed through to 2018 as the Bank of Zambia increased interest rates. Inflation subsequently increased to 16% in 2020 and is now expected to steadily decline, reaching 8% by 2025 according to the IMF. Historically, copper mining has been a large part of the economy; however, the government recognizes the need to diversify the economy.
Rwanda
Rwanda has a relatively stable macroeconomic environment with healthy economic growth. Since 2015, nominal GDP has grown steadily, increasing to 2020 at an average rate of 4.0% in U.S. dollar terms, according to Euromonitor. While Rwanda has experienced high inflation rates in the past, inflation has remained stable over the last several years and is expected to stabilize at 5% in 2023, according to the IMF. Rwanda was ranked 38th in the 2020 Ease of Doing Business rating and was the 48th least corrupt country in the 2020 Corruption Perceptions Index.
Rwanda has a favorable demographic profile, which is characterized by a young and growing population. The population of Rwanda was 13 million in 2020 and it is estimated to grow to 15 million by 2025, according to Euromonitor. The urban population in Rwanda is comprised of approximately 17% of the population in 2020 according to Euromonitor. While the urbanization level is lower in Rwanda relative to our other African markets, its population density is attractive to the telecommunications sector. As of 2020, a large portion of the population is young, with 74% of the population under the age of 35 and over 39% of the population under the age of 15, according to Euromonitor.
We believe that Rwanda offers an attractive market for the telecommunications industry as younger people are typically early technology adopters, whose social interactions and jobs are more likely to be dependent on mobile devices and data.
Kuwait
Kuwait is a wealthy and well educated country with attractive underlying fundamentals. While growth has been impacted by declining oil prices, increased private consumption continues to be a driver of current and future growth. Although Kuwait’s economy is largely petroleum-based, it also has a strong financial services sector. Recent initiatives to increase foreign investment are expected to drive growth in the information technology and services sectors. We believe that further investment in these sectors could drive incremental demand for telecommunications. Nominal GDP is expected grow at a CAGR of 2.8% in U.S. dollar terms from 2020 to 2025.
As of 2020, Kuwait’s GDP per capita at PPP is greater than $45,000 annually, according to Euromonitor. Consumers with higher levels of disposable income are typically more able to afford the latest technological devices, demand high levels of service and consume large amounts of data. With high GDP per capita, Kuwait is an attractive market, characterized by high ARPU and a stable communications industry. Kuwait has a population of 4 million people, of which 100% are classified as living in urban areas, according to Euromonitor. As of 2020, Kuwait’s population between the ages of 10 and 34 comprises 36% of the total population according to Euromonitor. MNOs and telecommunications infrastructure providers typically view this age group positively as they tend to be early adopters of new technology. The Kuwaiti dinar, which is pegged to a basket of undisclosed foreign currencies, is expected to remain stable compared to the U.S. dollar.
Brazil
Brazil is the largest country in Latin America by area, as well as the sixth most populous country in the world according to the World Bank. According to the World Bank, Brazil is the 9th largest country in the world by GDP. Brazil recently experienced economic challenges, as well as COVID-19 related effects, as evidenced by an annual contraction in nominal GDP of 4.3% in U.S. dollar terms between 2015 and 2020, according to Euromonitor. According to the IMF, inflation reached 9% in 2015, but has since reduced to 3.2% in 2020.
Nominal GDP is expected to increase at a CAGR of 7.5% in U.S. dollar terms from 2020 to 2025 according to Euromonitor, as the economy recovers from the impact of COVID-19. GDP per capita at

PPP is approximately $14,800 in 2020, which is comparable to other Latin American countries, and has potential for significant growth. Further, a strong policy framework is expected to better anchor inflation expectations. Inflation is expected to be 3.1% in 2023, according to the IMF.
As the most populous country in Latin America, Brazil has attractive demographics. The population is estimated to grow 0.6% per year from 2020 to 2025, increasing from 213 million to 220 million, according to Euromonitor. The population is also young, with 52% under the age of 35 as of 2020 according to Euromonitor. In addition, Brazil’s population is highly urban and densely concentrated with the bulk of the population located in the southeast of the country, in the area between Sao Paolo and Rio de Janeiro. As of 2020, Brazil’s urban population is 86% of the total population according to Euromonitor. The size, age mix, population density and urban profile of Brazil’s population are all expected to have a positive impact on the demand for mobile services, which in turn is expected to drive demand for additional network capacity sites, particularly in congested urban areas.
Peru
Peru is the fifth largest country in Latin American by population and the fourth largest in terms of area, according to the World Bank. Its economy has seen consistent growth since 2015, when a drop in international commodity prices led to a decrease in private consumption and investment. Post 2015, Peru’s Central Bank has successfully deployed monetary policy, with inflation expected to be 2% in 2023, according to the IMF. Nominal GDP, according to Euromonitor, is expected to grow at a CAGR of 7.0% in U.S. dollar terms from 2020 to 2025, after a COVID-19 related contraction in 2020. GDP per capita at PPP in 2020 is approximately $12,100, which is lower compared to other Latin American countries, with significant catch-up potential. Peru’s population is largely concentrated in Lima and along the western coast of the country. As of 2020, Peru’s urbanization rate was 78% according to Euromonitor, which is lower than other Latin American countries, but Peru is still regarded as highly urbanized. The population is expected to grow from 33 million to 35 million at a CAGR of 0.9% from 2020 to 2025, according to Euromonitor.
Colombia
Colombia is the third largest country in Latin America by population, based on World Bank data. Although Colombia has seen historical fluctuations in nominal GDP, which contracted at a CAGR of 1.6% in U.S. dollar terms from 2015 to 2020, according to Euromonitor, this is expected to stabilize going forward. From 2020 to 2025, nominal GDP is expected to grow at a CAGR of 6.4% in U.S. dollar terms, after a COVID-19 related contraction in 2020. GDP per capita at PPP in 2020, at approximately $14,300, is in line with neighboring countries.
Colombia’s central bank has kept its benchmark interest rate constant since early 2018. This is expected to help stabilize inflation, estimated to be 2.7% in 2023, according to the IMF. Colombia is one of the region’s most densely populated markets with the bulk of its population located in the area between the cities of Bogota, Medellin and Cali. Its population is expected to increase from 51 million in 2020 to 52 million in 2025, a CAGR of 0.4%, according to Euromonitor. Its urban population is 81% as of 2020, according to Euromonitor.
Telecommunications and Towers Industry
Large and Growing Wireless Telecommunications Industry
Wireless is the main form of telecommunications:    In our markets, wireless services and networks are the primary and preferred method of telecommunications due to a lack of fixed line infrastructure.
Large addressable market for mobile telecommunications services:    The wireless markets in which we operate are among the fastest growing in the world. In aggregate, total mobile service revenues in our markets were $30.9 billion as of 2020. The total number of mobile SIMs in these markets is estimated to increase from 604 million in 2020 to 684 million in 2025, while average SIM penetration in these markets, weighted by our Tower count in each market as of June 30, 2021, is expected to increase from 102% to 108% (as a result of certain users having more than one mobile phone or more than one SIM card installed on their mobile phone) from 2020 to 2025. In addition to this absolute growth in subscribers, we also expect the subscriber mix to change from mostly 2G / 3G subscribers to more data-intensive 3G, 4G and also 5G subscribers. We believe these growth trends will continue given the favorable macroeconomic and demographic factors in our markets.
Multiple MNOs competing in the market:    Within each of our markets, there are multiple MNOs, and this dynamic can promote healthy competition in the broader telecommunications market. Telecommunications infrastructure providers typically benefit from this dynamic. Additionally, MNOs are expanding services, especially around data, that could require investment in the latest technologies, and in turn require more space and power on towers. Since a large portion of wireless subscribers in our markets are on prepaid packages and more prone to switching service providers, network quality is critical. To compete, MNOs must continually invest in their networks and service offerings. Whether MNOs deploy advanced wireless networks, increase network densification due to increased data consumption or improve ongoing network coverage to their end users, these variables drive increased demand for telecommunications infrastructure.
Attractive Opportunity for Telecommunications Infrastructure Providers
Well-established contractual framework between MNOs and telecommunications infrastructure providers:    We believe that the outsourced tower management model is mutually beneficial to MNOs, telecommunications infrastructure providers and ultimately subscribers. MNOs benefit from their agreements with telecommunications infrastructure providers in multiple ways, including reduced operating and capital expenditures. Such outsourcing typically enables MNOs to dedicate more time and resources to enhancing service quality and innovation, customer service and marketing. Furthermore, MNOs that sell their existing towers to telecommunications infrastructure providers may also realize capital proceeds, which provide flexibility to invest in these initiatives. Outsourcing allows telecommunications infrastructure providers to use their specialized focus and relationships with MNOs and suppliers across the value chain to better manage towers, enable faster time-to-market for MNOs as well as increased MNO roll-out due to a lower capital expenditure requirement for them.
Consistent track record of telecommunications infrastructure outsourcing:    As a result of outsourcing benefits and increasing MNO competition, MNOs in Africa and Latin America have increasingly outsourced their tower ownership to third-party operators; we believe further outsourcing opportunities remain in these regions. While the tower business model is well established in Africa and Latin America, the shift in tower ownership is in its infancy in the Middle East and could provide growth opportunities for tower companies. We believe that this trend is similar to the ones that have played out across other geographies.
Need for additional telecommunications infrastructure:    Many emerging and some less developed markets are underinvested in telecommunications infrastructure. Strong demand for new technologies and data services is increasing the utilization on existing towers and driving the demand for new towers. For example, some African wireless networks are supporting nearly two times the number of subscribers per tower site as in the United States. The higher utilization significantly impacts network quality and is unsustainable, requiring additional network investment. Without fixed line broadband alternatives, we believe that more tower capacity may be necessary.
Favorable regulatory environment for telecommunications infrastructure:    National telecommunications regulators encourage improved capacity, expanded coverage and improved quality of service. Growing populations and wireless usage, as well as improved quality of service and roll-out obligations, requires MNOs to invest in both existing and new communications equipment and tower companies filling the need to host this equipment. Tower companies play a role in implementing regulators’ policy objectives on improving coverage and mitigating down-time or poor network quality. Favorable regulation contributes to encouraging investment in new infrastructure and sharing among the MNOs. We believe that the operating model of independent passive telecommunications infrastructure providers, such as ourselves, is aligned with these goals.

High barriers to entry:    Significant resources are required to build or buy regional or national tower footprints at our scale in our markets. We have had a first mover advantage in the majority of the markets in which we currently operate as we have completed the first MNO tower purchase deals in such markets. In addition to building our scale, we have also developed our operating expertise, which includes knowledge of the local market, tower management, site selection, development and acquisition capabilities, experience navigating regulatory processes and management of energy supply contracts. We believe that a combination of all of these factors is critical to effectively compete in our markets.
The table below summarizes some of the key telecoms metrics that we estimate in our markets and that demonstrate the expected growth in demand for wireless telecommunications services across our markets as well as broader markets:
	Nigeria	Zambia	Rwanda	Côte d’Ivoire	Cameroon	Kuwait	Brazil	Peru	Colombia	Total
2020 / 2025 Mobile SIMs (millions)	200 / 239	19 / 24	11 / 13	38 /44	25 / 30	7 / 7	206 / 224	36 / 37	62 / 65	604 / 684
Growth (2020-2025 CAGR)	3.6%	5.0%	4.9%	3.2%	3.8%	(0.3)%	1.7%	0.4%	0.8%	3.3%
2020 / 2025 Mobile Penetration	96% / 101%	102% / 113%	81% / 91%	141% / 146%	91% / 98%	161% / 158%	97% / 102%	110% / 107%	122% / 124%	102% / 108%
2020 / 2025 2G SIM Penetration	30% / 14%	41% / 14%	78% / 60%	28% / 11%	61% / 26%	2% / 0%	7% / 4%	15% / 7%	15% / 4%	30% / 14%
2020 / 2025 3G SIM Penetration	62% / 43%	44% / 27%	16% / 9%	58% / 48%	29% / 35%	39% / 9%	11% / 2%	32% / 14%	43% / 19%	48% / 33%
2020 / 2025 4G SIM Penetration	8% / 40%	15% / 60%	6% / 28%	14% / 40%	10% / 38%	58% / 40%	81% / 85%	52% / 72%	42% / 70%	22% / 47%
2020 / 2025 5G SIM Penetration	0% / 3%	0% / 0%	0% / 3%	0% / 1%	0% / 1%	1% / 50%	0% / 10%	0% / 8%	0% / 6%	0% / 5%
2020 / 2025 Smartphone Adoption	41% / 64%	47% / 72%	21% / 32%	41% / 59%	51% / 66%	83% / 88%	86% / 93%	73% / 88%	56% / 62%	50% / 68%
2020 / 2025 Average Data Usage (GB / SIM / month)	0.8 / 3.8	0.7 / 2.4	0.5 / 1.7	1.0 / 3.5	0.7 / 2.5	39.6 / 60.1	2.5 / 13.0	5.1 / 17.8	1.4 / 9.5	2.7 / 7.2
2020 Voice Usage (Min / handset / month)	120	102	199	129	93	100	140	255	211	124
2020 Total towers (thousands)	37.6	3.5	1.6	4.1	5.2	5.9	64.1	17.9	17.5	157.3
2020 SIMs per tower (thousands)	5.3	5.4	6.6	9.3	4.7	1.2	3.2	2.0	3.6	5.2
2020 Market colocation rate(1)	1.17x	1.35x	1.61x	1.51x	1.26x	1.01x	1.51x	1.48x	1.20x	1.28x

Source: Analysys Mason estimates, Euromonitor International Limited (Economies & Consumers data), IHS
(1): Market colocation rate calculated as MNO PoPs divided by Towers
Note: All metrics excluding mobile SIMs and Total towers are weighted based on our Towers per market as of June 30, 2021, Mobile SIM Penetration is as of the end of each year, based on Analysys Mason mobile SIMs and Euromonitor population estimates adjusted to year-end figures. 2G, 3G, 4G and 5G SIM Penetration refers to the number of SIMs of each technology as a percentage of total SIMs in the market.

Nigeria
History and development
In Nigeria, MNOs have a long history of outsourcing various telecommunications infrastructure needs to independent telecommunications infrastructure providers, including the building of new towers since 2001. Managed services have been in place since 2004. Shortly thereafter, companies began sharing passive infrastructure and independent tower companies started to provide long-term leased services. In 2011, MNOs started entering into bilateral agreements to colocate on each other’s sites. For MNOs, colocation offers a much more cost-effective and faster alternative to building new towers. Independent tower infrastructure operators have met the increasingly large demands of MNOs as they have aggressively pursued new subscribers.
Between 2014 and 2016, we acquired tower portfolios from 9mobile and MTN Nigeria, while Airtel Nigeria, the third largest MNO in Nigeria, sold its towers to American Tower Corporation.
Market structure and major telecommunications infrastructure providers
The dynamics of the Nigerian tower operator industry are, for the most part, similar to those of the established U.S. tower industry. MNOs typically prefer to outsource their passive network components because it significantly reduces their capital costs and helps manage their operating costs. We own 44% of the total estimated towers in Nigeria and we are the largest telecommunications infrastructure provider in the market with 65% of the independent market towers.
Overview of the mobile telecommunications market
The Nigerian mobile industry is the largest market in Africa with the number of SIMs estimated at 200 million as of 2020. Mobile telecommunications is the main method of communication, which is widely utilized by Nigerians to access the internet and related wireless applications for social and business needs. The number of mobile SIMs has grown at a 5.8% CAGR between 2015 and 2020 based on the aforementioned estimated figures, which includes the impact of the cancellation of secondary / non-active SIMs in 2016 and 2017. The wireless industry is also adapting to the increased purchasing power of the Nigerian population, as the growing number of subscribers has contributed to increased demand for smartphones and high-speed data. Mobile operators are also expected to deploy networks into rural areas in order to improve and extend coverage, in line with the NCC's National Broadcasting Plan (NBP) 2025.
In addition to the underlying population growth, mobile SIM penetration is projected to increase from 96% to 105% from 2020 to 2030. The increase in population and mobile SIM penetration are expected to lead to 80 million new mobile SIMs by 2030. Currently, we estimate the average SIM to tower ratio is at almost twice the level of the United States and close to three times the level of Europe.
Analysis of the major MNOs
The mobile telecommunications market in Nigeria has consolidated to four major MNOs, each with a significant network, sizeable market share and a long operating track record in Nigeria. 9mobile has lost market share over the last few years while it has gone through a restructuring and sale process after experiencing certain payment issues with lenders that ultimately resulted in lenders enforcing their security pursuant to the credit agreement. The table below provides an overview of the four major MNOs in the Nigerian telecommunications market:
	MTN Nigeria	Glo	Airtel Nigeria	9mobile
Service Launch Date
2G	2001	2003	2001	2008
3G	2008	2008	2009	2011
4G	2016	2016	2018	2016
Q4 2020 SIMs (millions)	77	55	56	13
Q4 2020 Market Share	38%	27%	28%	6%

	MTN Nigeria	Glo	Airtel Nigeria	9mobile
Credit Rating (S&P / Moody’s)(1)	BB− / Ba2	NR	BBB− / Ba1	NR
2020 mobile service revenue ($ millions)(2)	3,694	1,454	1,459	320

Source: Analysys Mason estimates, Company Websites, Credit Rating Reports, International Monetary Fund
(1)      Represents credit rating of parent company.
(2)      2020 mobile service revenue converted to U.S. dollars at average 2020 foreign exchange rate per the International Monetary Fund.
Analysis of the tower market
The total number of towers in Nigeria was estimated to be 37.6 thousand by the end of 2020, and is expected to increase by 25.2 thousands to 62.8 thousand by 2030. The market colocation rate in Nigeria as of 2020 was estimated to be 1.17x and is expected to increase to approximately 1.31x by 2030, driven by an increase of approximately 38.3 thousand MNO PoPs. The overall market colocation rate in Nigeria is lower than our other markets mostly due to Glo and expansion of single-tenant rural solutions that target areas that would be otherwise uneconomical for MNOs. Glo is expected to continue building its own sites instead of colocating on existing tower sites, which will continue to keep the market colocation rate low. Key drivers of projected growth in towers include expectations for increased demand from MNOs due to the need to increase coverage and improve quality of service, capacity needs driven by the shift to 3G, 4G and 5G and growth in subscribers. The three larger MNOs are expected to continue their expansion of geographical coverage in the near future. Demand for 3G traffic is expected to be overtaken by demand for 4G traffic in the short term. Roll-out of 4G is expected to continue at a rapid pace through the projection period, driven both by capacity and coverage requirements.
We are the market leader in Nigeria, with 16,537 towers as of December 31, 2020 or 65% of independently owned towers. The next largest independent tower company is American Tower Corporation, with approximately 5.8 thousand towers as of December 31, 2020. We own 44% of the total estimated towers in Nigeria. Of the major MNOs in Nigeria, Glo is the only one that still retains its own tower portfolio.
	2020A	2025E	2030E	10 Year CAGR / Change
Population (millions)	209	236	266	2.5%
Mobile SIMs (millions)	200	239	280	3.4%
Mobile SIM Penetration	96%	101%	105%	9p.p.
Towers (thousands)	37.6	55.3	62.8	25.2
MNO PoPs (thousands)	44.2	68.4	82.4	38.3
Market colocation rate(1)	1.17x	1.24x	1.31x	0.14x
SIMs per tower (thousands)	5.3	4.3	4.5	(0.86)

(1): Market colocation rate calculated as MNO PoPs divided by Towers
Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates for other figures
Côte d’Ivoire
History and development
The development of the African Coast to Europe fiber optic cable in 2012 increased competition in the telecommunications market. Shortly after the construction was completed, the first license for 3G mobile services was awarded. Commercial LTE services were first introduced in 2016, which led to more competition and the proliferation of smaller mobile operators.

The lack of ubiquitous fixed-broadband connection led to the rise of wireless services as the primary form of telephone service. The towers industry rose out of this need to support the quickly developing mobile network. MTN Côte d’Ivoire, a leading MNO in Côte d’Ivoire was the first to sell its tower portfolio to us in 2012. Orange Côte d’Ivoire followed in 2013 by outsourcing the management of its tower portfolio.
In March 2017, the government issued a decree that prohibits children under 16 years old from buying SIM cards. In the same year, the government required SIM registration to take place at authorized premises. The SIM registration process ended in April 2018 with limited impact on the number of mobile SIMs.
Market structure and major telecommunications infrastructure providers
The telecommunications market in Côte d’Ivoire has consolidated in the recent past. Licenses of Comium, Aircom and GreenN were revoked in May 2016, leaving only three major MNOs: Orange Côte d’Ivoire, MTN Côte d’Ivoire and Moov (owned by Maroc Telecom). A fourth national mobile operating license was granted to GreenN (controlled by Libya-based Libyan Post Telecommunications & Information Technology Company) in September 2016. It subsequently emerged that the government revoked GreenN’s license, as the firm had not made significant roll-out progress since September 2016. The only other active player is VipNet, that launched fixed wireless access services in 2009.
We are the only independent telecommunications infrastructure provider in Côte d’Ivoire and we believe we are well positioned to maintain a leading position, while benefitting from the market’s expected subscriber increases and network densification needs.
Overview of the mobile telecommunications market
Similar to other African countries, mobile services are predominant in Côte d’Ivoire’s telecommunications market. The majority of all telephones lines in Côte d’Ivoire are mobile phones, and the majority of internet connections are through mobile networks. The launch of 3G and 4G combined with the falling cost of smartphones is believed to have contributed to increases in subscribers. Côte d’Ivoire has experienced strong mobile SIM growth of 8.3% annually between 2015 and 2020. The mobile market in Côte d’Ivoire was estimated to have approximately 38 million SIMs in 2020, which would imply a mobile SIM penetration rate of 141%. Even with relatively high mobile SIM penetration, there is potential for growth in the market. We expect that an acceleration in the uptake of 4G, and other advanced services, such as the potential for 5G further in the future, will drive growth.
The 4G and 5G share of total SIMs is estimated to reach 67% by 2030. In the short-term, 4G traffic is expected to continue growing, forcing MNOs to invest in their 4G network to increase capacity. In the medium-term, 4G is expected to become the main mobile technology in Côte d’Ivoire, as wide-area 5G deployment is expected to be launched from 2025. Investments in 4G infrastructure are expected to be the main drivers for site densification in the longer run. In addition, smartphone adoption, which was 41% as of 2020 is expected to continue growing, to 59% by 2025 driven by low-cost devices. The increase in the number of smartphones in Côte d’Ivoire is expected to increase data traffic, contributing to increased site densification in capacity-constrained areas.
ARPUs are expected to fall as consumption and competition shifts away from voice and increasingly towards data. Data pricing is expected to become increasingly more important given higher 3G/4G smartphone penetration, and as price competition on data plans increases, we expect that this will stimulate data demand. Average data usage in Côte d’Ivoire has exhibited strong growth in the past two years and is expected to continue growing from an average of 12 Gigabytes, or GB, per SIM per year in 2020 to 42 GB per SIM per year in 2025.
Analysis of the MNOs
Orange Côte d’Ivoire is the SIM market leader in Côte d’Ivoire and was the first to launch 3G and 4G. Orange Côte d’Ivoire, MTN Côte d’Ivoire and Moov all launched 4G services in 2016, increasing the possibility of more advanced data services and offerings such as mobile money. A strategy that appears to be in place in the market is to drive greater use of 3G, 4G and non-voice services, with some signs of price competition on data. We expect prices will decrease in the short term, driving market demand for data services. Higher demand is expected to drive growth which could result in expansion of infrastructure to support consumption. All the MNOs have expanded their subscriber bases in the past couple of years. The table below provides an overview of the three major MNOs in Côte d’Ivoire’s telecommunications market:
	Orange Côte d’Ivoire	MTN Côte d’Ivoire	Moov
Service Launch Date
2G	1996	1996	1996
3G	2012	2012	2012
4G	2016	2016	2016
Q4 2020 SIMs (millions)	14	13	10
Q4 2020 Market Share	38%	35%	27%
Credit Rating (S&P / Moody’s)(1)	BBB+ / Baa1	BB− / Ba2	NR
2020 mobile service revenue ($ millions)(2)	715	516	313

Source: Analysys Mason estimates, Company Websites, Credit Rating Reports, International Monetary Fund
(1)      Represents credit rating of parent company.
(2)      2020 mobile service revenue converted to U.S. dollars at average 2020 foreign exchange rate per the International Monetary Fund.
Analysis of the tower market
The total number of towers in Côte d’Ivoire was estimated to be 4.1 thousand at the end of 2020, and is expected to increase by 3.4 thousand to 7.5 thousand by 2030. The market colocation rate in Côte d’Ivoire as of 2020 was estimated to be 1.51x and is expected to decrease to 1.35x by 2030 as operators focus on network expansion. The net impact represents an increase of approximately 3.9 thousand MNO PoPs over the same period. Demand for towers is expected to be driven by increased needs for additional capacity from MNOs in order to expand coverage and support the shift to 4G technologies. Underlying this demand from MNOs is the growth in subscribers and average data usage. All three MNOs are expected to deploy 3G and 4G in capacity-constrained areas. Orange is expected to lead on deployment in capacity constrained areas, while matching MTN in other regions. Moov is expected to continue having the smallest footprint of the three MNOs In addition, the focus of the Ivorian Telecommunications Regulation Authority (Autorité de Régulation des Télécommunications de Côte d’Ivoire), or ARTCI, on improving quality of service could serve as a key driver for roll-out in capacity-constrained areas.
We own or operate 2,702 towers as of December 31, 2020 and are the only independent tower operator in Côte d’Ivoire. We own or operate 100% of the independently owned towers in the market and 66% of total towers in Côte d’Ivoire. Moov has historically not entered into colocation agreements for its towers and is instead building most of its own sites. However, competition for colocation is currently expected to be limited given the lightweight nature of the sites.
	2020A	2025E	2030E	10 Year CAGR / Change
Population (millions)	27	30	34	2.5%
Mobile SIMs (millions)	38	44	51	3.1%
Mobile SIM Penetration	141%	146%	150%	9p.p.
Towers (thousands)	4.1	5.8	7.5	3.4

	2020A	2025E	2030E	10 Year CAGR / Change
MNO PoPs (thousands)	6.2	8.1	10.1	3.9
Market colocation rate (1)	1.51x	1.39x	1.35x	(0.16)x
SIMs per tower	9.3	7.6	6.8	(2.40)

(1): Market colocation rate calculated as MNO PoPs divided by Towers
Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates for other figures
Cameroon
History and development
The mobile market in Cameroon was historically dominated by MTN Cameroon and Orange Cameroon, until a third mobile license was issued to Nexttel in 2012. Nexttel was the first privately owned MNO to offer 3G services, setting off a wave of competition throughout the industry. MTN Cameroon and Orange Cameroon both launched LTE services in 2015, with Nexttel starting LTE trials in 2017. Cameroon Telecommunications, or Camtel, is state owned, and has historically been the main provider of fixed-line telephone services. It also operates as an MNO, albeit with a negligible market share.
We entered Cameroon in 2012, and in 2013, we completed the acquisition of MTN Cameroon’s tower portfolio and signed an MLL contract with Orange Cameroon.
Market structure and major telecommunications infrastructure providers
Fixed-line infrastructure is currently sparse in Cameroon, suggesting that there could be potential to increase the availability of services through 3G and 4G. As 3G and 4G services become more widely available and affordable, mobile and data usage is expected to increase. Mobile broadband connections already make up over 40% of the total broadband market, increasing the pressure on wireless networks’ capacity.
As of December 31, 2020, we are the only independent telecommunications infrastructure provider in Cameroon with 2,214 towers owned or operated. In general, MNOs tend to benefit from relationships with providers like us as it allows them to focus on improving service quality, expanding their network and reducing costs to drive subscriber growth.
Overview of the mobile telecommunications market
The government in Cameroon is focused on improving quality of service. Mobile coverage in Cameroon is incomplete, with a significant proportion of the population and large parts of the country left uncovered. With a leading market share, we believe we are well positioned to take part in the potential growth in infrastructure required to improve mobile coverage and quality of service. Fixed-line penetration in Cameroon is low, which causes mobile communications to be the main source of connectivity. As of 2020, 39% of Cameroon’s SIMs are estimated to have access to 3G and 4G SIMs, which could create an opportunity for growth as the government encourages investment and MNOs try to convert subscribers to higher capacity networks. The launch of 3G and 4G services in 2014 and 2015 has reduced the reliance on older 2G networks and is expected to continue doing so going forward. By 2025, 3G and 4G SIMs are expected to each represent 73% of the market. We believe that Cameroon’s telecommunications industry stands to benefit from favorable trends such as increasing smartphone adoption, an aging population, an improving macroeconomic environment in the medium term and progressive regulatory regimes. Cameroon had an estimate of 25 million mobile SIMs in 2020, representing a mobile SIM penetration rate of approximately 91%. The number of SIMs is forecast to grow at an average annual rate of approximately 3.8% to reach 30 million by 2025.

Analysis of the major MNOs
Cameroon provides an opportunity for growth as MNOs look to expand coverage. As fixed-line infrastructure is limited, we believe that an increased reliance on improving mobile networks through adoption of 4G could benefit tower companies. 4G SIMs as a percentage of total connections are estimated to increase from 10% in 2020 to 38% in 2025. This should require network densification and communications infrastructure investment.
Cameroon’s telecommunications market has three main MNOs: MTN Cameroon, Orange Cameroon and Nexttel, which is backed by Viettel, Vietnam’s largest MNO. Nexttel’s entrance to the market in 2014 increased competition.
Introduced in September 2017, mobile number portability enabled customers to switch providers more easily. This contributed to a more competitive market. Increased competition is expected to drive growth in mobile subscriptions, possibly through more competitively priced plans and better service. Orange Cameroon and MTN Cameroon have launched 4G services and Nexttel was also expected to launch 4G. However, Nexttel is understood to have halted network investments in Cameroon due to shareholder disputes. The relevant parties are working on a resolution to the dispute, but the expectation is that the network deployment activity will only resume by the second half of 2022 at the earliest. In general, MNOs are looking to mobile data services as a way of increasing ARPU, which has historically been declining. The table below provides an overview of the three major MNOs in Cameroon telecommunications market:
	MTN Cameroon	Orange Cameroon	Nexttel	Camtel
Service Launch Date
2G	2000	2000	2014	n/a
3G	2015	2015	2014	2008
4G	2015	2015	n/a	2016
Q4 2020 SIMs (millions)	10	9	5	0
Q4 2020 Market Share	42%	38%	21%	0%
Credit Rating (S&P / Moody’s)(1)	BB− / Ba2	BBB+ / Baa1	NR	NR
2020 mobile service revenue ($ millions)(2)	386	365	199	1

Source: Analysys Mason estimates, Company Websites, Credit Rating Reports, International Monetary Fund
(1)      Represents credit rating of parent company.
(2)      2020 mobile service revenue converted to U.S. dollars at average 2020 foreign exchange rate per the International Monetary Fund.
Analysis of the tower market
It is estimated that the total number of towers in Cameroon was 5.2 thousand at the end of 2020, and is expected to grow by approximately 4.0 thousand to reach approximately 9.2 thousand towers by 2030. The market colocation rate in Cameroon as of 2020 was estimated to be 1.26x and is expected to decrease to 1.23x by 2030. The net impact represents an increase of approximately 4.7 thousand MNO PoPs over the same period. Key drivers of increased tower demand include MNOs’ need to expand capacity, to increase coverage, and to roll-out 3G and 4G. Growth in subscribers and smartphone users are expected to increase data usage, which is likely to contribute to demand for faster and higher quality service. The focus of the local regulator on enhancing quality of service in Cameroon could further incentivize the MNOs to densify their mobile networks in capacity- constrained areas.
We are the only independent tower operator in Cameroon and own or operate 2,214 towers as of December 31, 2020. We own or operate 100% of the independently owned towers in the market and 43% of the estimated towers in Cameroon. Both Orange Cameroon (through an MLL agreement) and

MTN Cameroon have divested their towers to us. Nexttel is the only other significant tower owner, and we understand they view their towers as a strategic asset. Nexttel’s towers do not seem open to colocation and are not likely to compete with us for site demand from Orange Cameroon and MTN Cameroon. Nexttel is understood to be deploying towers primarily to support its own mobile operations. Camtel also owns a limited number of physical sites.
	2020A	2025E	2030E	10 Year CAGR / Change
Population (millions)	27	30	34	2.4%
Mobile SIMs (millions)	25	30	35	3.6%
Mobile SIM Penetration	91%	98%	103%	11p.p.
Towers (thousands)	5.2	7.0	9.2	4.0
MNO PoPs (thousands)	6.6	8.6	11.3	4.7
Market colocation rate(1)	1.26x	1.24x	1.23x	(0.03)x
SIMs per tower	4.7	4.3	3.8	(0.91)

(1): Market colocation rate calculated as MNO PoPs divided by Towers
Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates for other figures
Zambia
History and development
International fiber connections established in 2010 helped to develop the first 3G mobile broadband services in 2010 in Zambia. MNOs have since developed reliable 3G networks and continue to invest in LTE-based services. Given Zambia’s underdeveloped fixed-line infrastructure, the population relies on mobile phone services for basic telephone services and internet access. IHS Zambia was incorporated in 2013 and acquired towers from MTN Zambia. We have since acquired towers from Airtel Zambia.
In 2012, the regulator, the Zambia Information and Communication Technology Authority, or ZICTA, introduced Mandatory SIM registration. As a result, 2.4 million unregistered SIMs were disconnected from 2012 to 2014, causing a deceleration in the number of SIMs. By 2015, nearly all SIMs had been registered, resulting in more normalized growth rates.
Market structure and major telecommunications infrastructure providers
The government in Zambia is increasing infrastructure spending in an effort to diversify away from its reliance on the copper mining industry. The government has invested in bridging the digital gap between rural and urban areas by erecting towers in economically active rural areas in an effort to increase voice and data coverage. For example, ZICTA signed a contract with Huawei to build 204 towers in Phase 1 of investment. The initial target of 204 towers for Phase 1 was met in February 2017, and a further 25 towers were deployed in 2018, resulting in a total deployment of 229 towers by the end of 2018. It is understood that ZICTA continues to manage these towersPhase 2 also commenced, involving the construction of 808 new towers for Zamtel. As of May 2021, 783 of these towers had been erected. These towers are unlikely to pose significant competition to our current portfolio as they are located in areas with limited mobile coverage, Zamtel’s coverage has however increased as a result of these deployments. The government has incorporated Infratel, which took over the ownership of most of Zamtel's initial tower infrastructure, as well as towers in the Phase 2 deployment. Infratel reportedly held 1,209 towers at the end of 2020 and signed a memorandum of understanding with Airtel in March 2021 regarding the provision of colocation services.
As Zambia’s urban population continues to grow and incomes increase, the buildout of high quality communications infrastructure is expected to be crucial for economic development. Given our market share in Zambia and barriers to entry in the tower infrastructure industry, we believe that we are well-placed to capture a high proportion of future opportunities.
Overview of the mobile telecommunications market
The Zambian mobile industry was estimated to have 19 million SIMs as of 2020. With approximately just 82 thousand fixed broadband connections in the country, mobile communications are the main mode of communication. In addition, 89% of total broadband connections are mobile broadband (counting fixed wireless as fixed instead of mobile). Zambia has one of the highest levels of broadband penetration in sub-Saharan Africa due to the high uptake of mobile broadband. The number of mobile SIMs has grown at a CAGR of 10.5% for the period from 2015 to 2020, increasing from 12 to 19 million. This number is predicted to grow at a CAGR of 5.0% to 24 million by 2025.
As of December 2020, the implied mobile SIM penetration in Zambia was 102% and is anticipated to continue growing and reach approximately 120% by 2030. This growth is expected to be driven primarily by rural deployment (particularly of Zamtel), and ongoing take-up of mobile services.
Zambia has experienced rapid growth in smartphone adoption. Yet, smartphone penetration is estimated to be relatively low, at approximately 47% at year-end 2020, though this is steadily increasing as lower cost devices become readily available. As mobile penetration and smartphone adoption in Zambia increase, MNOs could require ongoing network investment to manage increased data traffic. The improving economic environment, network expansion and smartphone proliferation are likely to continue contributing to demand for telecommunications infrastructure.
As MNOs’ efforts to promote 4G services increase, and to support uptake of 4G, the Zambian government is currently deploying mobile towers to enhance coverage of 4G services. In May 2019, Zambian government officials commenced discussions with Huawei regarding the deployment of 5G in Zambia; however, no official announcements have so far been made related to the timing of widespread 5G deployment.
Data traffic is estimated to increase rapidly between 2020 and 2030, driven by growing mobile penetration, higher speeds and improving 4G coverage. Data traffic per SIM is estimated to increase from an average of 0.7 GB per SIM per month in 2020 to an average of 4.7 GB per SIM per month in 2030, representing a compounded annual growth rate of 21%.
Analysis of the major MNOs
The mobile telecommunications market in Zambia has three major MNOs, each with sizeable market share. MTN Zambia and Airtel Zambia are the two leaders in Zambia. Zamtel, the third player in terms of market share, is owned and operated by the Zambian government. Zamtel is positioned as a budget MNO, and its strategy is driven by cheaper plans and data packages as well as network expansion in rural areas. In 2020, the regulator stated that it was still looking for a new MNO to enter the market, even after UZI, which was initially expected to enter the market, failed to do so. In February 2021, ZICTA announced the award of a fourth mobile licence to Zambian company Beeline Telecom, which must commence operations within six months or have its licence revoked. We believe these factors could provide an upside to tower colocation opportunities, particularly in urban areas, and could positively impact demand for new sites. As of 2020, Airtel is understood to have deployed 4G on all its points of presence, and MTN Zambia is expected to have increased its 4G deployment through ‘Project Summer’ in 2020. The table below provides an overview of the three major MNOs in the Zambian telecommunications market:
	MTN Zambia	Airtel Zambia	Zamtel
Service Launch Date
2G	1999	1998	2003
3G	2010	2012	2012
4G	2014	2017	2014

	MTN Zambia	Airtel Zambia	Zamtel
Q4 2020 SIMs (millions)	8	7	4
Q4 2020 Market Share	43%	35%	22%
Credit Rating (S&P / Moody’s)(1)	BB− / Ba2	BBB− / Ba1	NR
2020 mobile service revenue ($ millions)(2)	122	141	56

Source: Analysys Mason estimates, ZICTA, Company Websites, Credit Rating Reports, International Monetary Fund
(1)      Represents credit rating of parent company.
(2)      2020 mobile service revenue converted to U.S. dollars at average 2020 foreign exchange rate per the International Monetary Fund.
Analysis of the tower market
It is estimated that the total number of towers in Zambia was 3.5 thousand at December 31, 2020 and is expected to grow by 2.2 thousand to 5.7 thousand by 2030. The market colocation rate in Zambia as of 2020 was estimated to be 1.35x and is expected to increase to 1.45x by 2030. The net impact represents an increase of approximately 3.5 thousand MNO PoPs over the same period. Growth in towers is driven by increased capacity needs from MNOs to meet the demands from growth in subscribers and smartphones. More subscribers and smartphones are expected to drive data demand, thereby increasing needs for additional tower capacity and faster service from 3G and 4G technologies. We expect that all three MNOs will continue expanding in urban areas. 4G roll-out is expected to be the main driver behind deployment in capacity constrained areas. 4G roll-out in capacity-constrained areas could be driven by the need for a denser 4G coverage layer in order to improve the quality of service, which ZICTA has increasingly focused on. A more extensive roll-out in rural areas is expected in the long term, supported by the construction of new towers in rural areas by Zamtel in conjunction with ZICTA (through Infratel). Infratel has partnered with Huawei for the construction of the towers.
We own 1,753 towers as of December 31, 2020 and are the only independent tower operator in Zambia. We own 100% of the independently owned towers in the market and 50% of total towers in Zambia. Both MTN Zambia and Airtel Zambia divested their tower portfolio to us. Under Infratel, Zamtel retains ownership of its sites and is also deploying new towers in conjunction with ZICTA. ZICTA’s towers are understood to be designed to colocate multiple tenants, whereas Zamtel’s sites are most likely not open to colocation. The majority of Zamtel’s sites are understood to be light-weight structures that would likely not be ideal to support additional tenancies.
Zambia has a telecommunications infrastructure regulatory regime that encourages colocation and reduces incentive for duplication of towers. For example, MNOs must demonstrate that all tower sharing options within a radius of 1 kilometer have been investigated before applying to the regulator for permission to construct a new site.
	2020A	2025E	2030E	10 Year CAGR / Change
Population (millions)	19	21	25	2.8%
Mobile SIMs (millions)	19	24	30	4.5%
Mobile SIM Penetration	102%	113%	120%	18p.p.
Towers (thousands)	3.5	4.7	5.7	2.2
MNO PoPs (thousands)	4.7	6.7	8.2	3.5
Market colocation rate(1)	1.35x	1.41x	1.45x	0.10x
SIMs per tower	5.4	5.1	5.2	(0.24)

(1): Market colocation rate calculated as MNO PoPs divided by Towers

Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates for other figures
Rwanda
History and development
Rwanda liberalized its mobile sector in 2006 when it granted Tigo Rwanda a license, followed by Airtel Rwanda. Following the merger between Airtel Rwanda and Tigo Rwanda in early 2018, there are now two MNOs in Rwanda, the merged group (named Airtel Rwanda) and MTN Rwanda. Liquid Telecom and MTN Rwanda have both invested in building out fiber networks, which brought an end to Rwanda’s total dependence on satellites. 3G and 4G mobile services have been rolled out to a large portion of the population, providing MNOs an opportunity to improve ARPU.
IHS Rwanda was launched in 2013 and acquired towers from MTN Rwanda. We later acquired towers from Airtel Rwanda, added new sites and have created a portfolio of 958 towers in Rwanda as of December 31, 2020.
Market structure and major telecommunications infrastructure providers
Seeking to move away from its historical dependence on agriculture, the Rwandan government is working to build recognition in industries like information technology services. Rwanda’s fixed-broadband penetration rate is low due to limited levels of investment and fixed infrastructure. In order to combat the lack of coverage, the government has been investing in fiber and 4G networks. In 2013, the government created a single wholesale 4G network, which is managed by a public-private partnership called Korea Telecom Rwanda Networks, or KTRN. KTRN was awarded the sole 4G license and therefore the only usable 4G spectrum. Other MNOs have access to the 4G network through wholesale agreements. The partnership between KTRN and the government aimed to provide LTE network access to 95% of the population, and in January 2018 KTRN announced that this target had been met. KTRN’s wholesale network has allowed a number of small, specialized resellers to enter the market, focusing on the mobile broadband market.
The tower market in Rwanda is well positioned for growth, supported by the government’s initiatives to improve connectivity and transform the economy. We are the only independent telecommunications infrastructure provider in Rwanda.
Overview of the mobile telecommunications market
Government investment is contributing to the expansion of Rwanda’s network coverage. Like other lower income countries, most subscribers are on pre-paid plans. As lower device costs contribute to smartphone adoption in Rwanda and the government seeks to expand coverage, MNOs could require ongoing network investment to manage increased data traffic. We are well positioned to take part in this growth.
Rwanda’s mobile industry is anticipated to maintain positive growth, supported by GDP growth and a young, growing population. Due to limited fixed infrastructure, the majority of customers rely on mobile broadband to access internet services and the majority of telephone connections are on mobile networks. As of 2020, mobile broadband (excluding fixed wireless) SIMs as a percentage of total broadband subscriptions was 90% in Rwanda.
Subscribers and mobile SIM penetration rates have been weighed down by challenges in expanding network coverage to Rwanda’s large rural population and recent events. Duplicated SIMs following the merger between Airtel Rwanda and Tigo Rwanda were disconnected and new regulation prohibited any individual from holding more than three SIMs from the same MNO. Despite this, the number of SIMs has grown over the last few years and mobile and smartphone penetration is expected to rise in the future. Mobile SIMs grew strongly from 2015 to 2020, increasing from 9 to 11 million, with a mobile SIM penetration rate of 81% as of December 31, 2020. Mobile SIMs are expected to reach 13 million in 2025, growing at a compounded annual growth rate of 4.9% from 2020 to 2025.

Smartphone adoption was estimated to be 21% as of 2020, and expected to reach 32% in 2025, relatively low relative to other African countries.
Increasing use of smartphones is typically associated with the migration of SIMs from 2G to more advanced technologies such as 3G and 4G and higher consumption of data. We expect that the increase in the number of smartphones in Rwanda will, therefore, drive an increase of data traffic and, as a result, greater demand for site densification in capacity-constrained areas.
We expect that increased demand and government investment will drive growth. 4G was commercially launched by all MNOs between 2014 and 2015, but MNOs were not initially incentivized to push these services, given high KTRN wholesale charges. KTRN’s wholesale charges did however decrease in 2018 which resulted in some take-up from MTN, and is expected to drive densification demand for colocation from KTRN. 3G and 4G adoption is estimated to grow, from 22% of the mobile market in 2020 to 37% in 2025. Availability of lower cost smartphones is also expected to contribute to increases in 3G and 4G penetration.
Average data usage has increased from 0.5 GB per SIM per year in 2015 to 6 GB per SIM per year in 2020. Average data usage is estimated to further accelerate from 2020 to 2030, rising at a rate of approximately 27% per year to approximately 60 GB per SIM per year by the end of 2030.
Analysis of the major MNOs
Rwanda has two major regional MNOs, MTN Rwanda, and the combined Airtel Rwanda, resulting from the merger of Tigo Rwanda and Airtel Rwanda. Although post-merger there are only two MNOs, Airtel Rwanda trails behind MTN Rwanda in terms of 2G coverage based on data published by the Rwanda Utilities Regulatory Authority, or RURA. The competitive dynamic, combined with government commitment to support increased coverage to rural populations, is expected to lead MNOs to expand to rural areas, where a large proportion of the population resides. Both MNOs have invested in the expansion of both their 2G and 3G networks, with the focus now on improving rural coverage. In addition to MTN Rwanda, primarily, and Airtel Rwanda, we also provide services to KTRN, which is a wholesale 4G network.
Because of Rwanda’s single wholesale 4G network, all MNOs have the same 4G coverage. The table below provides an overview of the three major MNOs in the Rwandan telecommunications market:
	MTN Rwanda	Airtel Rwanda
Service Launch Date
2G	1998	2009
3G	2009	2009
4G	2015	2014
Q4 2020 SIMs (millions)	7	4
Q4 2020 Market Share	62%	38%
Credit Rating (S&P / Moody’s)(1)	BB− / Ba2	BBB− / Ba1
2020 mobile service revenue ($ millions)(2)	149	51

Source: Analysys Mason estimates, RURA, Company Websites, Credit Rating Reports, International Monetary Fund
(1)      Represents credit rating of parent company.
(2)      2020 mobile service revenue converted to U.S. dollars at average 2020 foreign exchange rate per the International Monetary Fund.
Analysis of the tower market
It is estimated that the total number of towers in Rwanda was 1.6 thousand by the end of 2020 and is expected to grow by 0.8 thousand to 2.4 thousand towers by 2030. The market colocation rate in

Rwanda as of 2020 was estimated to be 1.61x and is expected to increase to 1.65x by 2030. The net impact represents an increase of approximately 1.3 thousand MNO PoPs over the same period. The key drivers for tower demand in Rwanda are expansion of coverage by MNOs, the roll-out of 3-G, the densification of KTRN’s 4G network, and demand from growth in mobile subscribers and smartphones, which are expected to drive increased data usage. Mobile operators in Rwanda cannot add 4G to their tenancies given KTRN’s exclusivity, but they are expected to invest in 3G expansion. We believe that mobile operators are likely to continue deploying 3G in rural areas, which may involve colocation on most 2G sites.
We own 958 towers as of December 31, 2020 and are the only large independent tower operator in Rwanda. We own 100% of the independently owned towers in the market and 60% of the total towers in Rwanda. The Rwandan Broadcasting Agency owns a limited number of masts used to broadcast digital terrestrial television signals. We acquired MTN Rwanda's and Airtel Rwanda's tower portfolios in 2014 and 2015 followed by a further acquisition of 162 towers from Airtel in 2021. Airtel Rwanda acquired Tigo Rwanda’s portfolio during the acquisition, following which we acquired certain of the sites in 2021. Vanu, a provider of cellular base stations, is deploying small single-tenancy sites in rural areas and owns an estimated 25% of the towers in the market. However, these towers are not suitable for colocation as each one only supports one physical tenancy that MNOs share by roaming on the active equipment deployed by Vanu. MTN and Airtel partner with Vanu to improve coverage in rural areas. However, given the single-tenancy nature of the sites, they are not expected to be a significant competitive threat to us.
	2020A	2025E	2030E	10 Year CAGR / Change
Population (millions)	13	15	16	2.3%
Mobile SIMs (millions)	11	13	16	4.3%
Mobile SIM Penetration	81%	91%	98%	17p.p.
Towers (thousands)	1.6	2.0	2.4	0.8
MNO PoPs (thousands)	2.6	3.4	3.9	1.3
Market colocation rate(1)	1.61x	1.64x	1.65x	0.04x
SIMs per tower	6.6	6.6	6.8	0.14

(1): Market colocation rate calculated as MNO PoPs divided by Towers
Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates for other figures
Kuwait
History and development
Kuwait’s abundance of natural resources has created a wealthy nation with established, reliable communications infrastructure. Competition has been strong in the mobile communications market since the late 1990s. Zain Kuwait and Ooredoo have a long history of operating in Kuwait, while VIVA entered the market in 2008.
Given this strong competitive environment with high penetration rates and high coverage rates, MNOs are focused on improving network quality and enhancing their subscribers’ experience. Specifically, MNOs have shifted focus towards the mobile data market, upgrading networks to support faster download speeds and mobile applications. All MNOs in Kuwait currently offer 4G services and have also all launched 5G services in 2019.
Market structure and major telecommunications infrastructure providers
The telecommunications industry in Kuwait closely reflects that of other developed countries like the United States. MNOs have started to replicate the strategy taken by their western counterparts by relinquishing their tower portfolios. In 2017, we announced our intent to expand our footprint into the Middle East through the acquisition of approximately 1,620 towers in Kuwait from Zain Kuwait, through a controlling investment. Zain Kuwait is Kuwait’s largest MNO, with 2.6 million subscribers as of 2020 followed closely by Ooredoo with 2.5 million subscribers.
Growth in the Kuwaiti telecommunications infrastructure market is expected to be driven by acquisitions and network densification, as mobile penetration rates is estimated to have already reached 161% in 2020. In Kuwait, the majority of towers are owned by MNOs, providing a potential opportunity to acquire and consolidate multiple tower portfolios. With the acquisition of approximately 1,620 towers in Kuwait, of which we achieved the first close comprising of 1,022 in February 2020 and the second closing comprising 140 towers in October 2020, with the remaining towers managed and operated under a Managed Services agreement until they can be legally transferred to us. We were the first tower company to enter the market and also the region. As with our other countries, we may seek to acquire multiple portfolios in Kuwait.
Overview of the mobile telecommunications market
In Kuwait, approximately 58% of mobile SIMs as of the end of 2020 were estimated to be 4G. The percentage is expected to decrease to 40% by 2025 due to significant growth in 5G. 5G has already been launched and established by all MNOs, and by 2030, 85% of SIMs are expected to be 5G. Accordingly, the share of 2G and 3G SIMs is expected to decline as the demand for higher data speed increases.
MNOs already offer 5G smartphones and CPE routers along with data and voice bundles. The number of mobile SIMs decreased at an average annual growth rate of 1.9% for the period from 2015 to 2020. Smartphone adoption is estimated to be among the highest in the Middle East, at 83% in 2020, reflecting the general trend that consumers from countries with higher GDP per capita are more able to afford smartphones and spend on data. MNOs tend to have relatively high ARPUs, as customers tend to be early adopters of new technology and are more likely to pay for plans that offer large amounts of data. We believe that as new technology becomes available and mobile operators are able to increase data speeds, average data usage will continue increasing.
Analysis of the major MNOs
The mobile telecommunications market in Kuwait has three major MNOs, each with sizeable market share and a growing subscriber base. Zain Kuwait has the greatest market share, but competition remains strong with Ooredoo in particular close behind as a result of its aggressive pricing strategy in 2019. Ooredoo is set to continue its aggressive pricing strategy which should see it make further market share gains at the expense of a lower market ARPU. The table below provides an overview of the three major MNOs in the Kuwaiti telecommunications market:
	Zain Kuwait	Ooredoo	VIVA
Service Launch Date
2G	1994	1999	2008
3G	2006	2006	2009
4G	2012	2013	2013
5G	2019	2019	2019
Q4 2020 SIMs (millions)	3	3	2
Q4 2020 Market Share	37%	36%	27%
Credit Rating (S&P / Moody’s)(1)	NR	A− / A2	A− / A1
2020 mobile service revenue ($ millions)(2)	999	653	879

Source: Analysys Mason estimates, Company Websites, Credit Rating Reports, International Monetary Fund

(1)      Represents credit rating of parent company.
(2)       2020 mobile service revenue converted to U.S. dollars at average 2020 foreign exchange rate per the International Monetary Fund.
Analysis of the tower market
It is estimated that the total number of towers in Kuwait reached 5.9 thousand by the end of 2020 and is expected to increase by 1.2 thousand to 7.1 thousand towers by 2030. The market colocation rate in Kuwait as of 2020 was estimated to be 1.01x and is expected to expand to 1.14x by 2030. The net impact represents an increase of 2.2 thousand MNO PoPs over the same period. Tower demand in Kuwait is driven by MNOs’ continued roll-out of 4G, and increasingly 5G technology. The demand for capacity and 5G technology to support faster speeds and higher quality service is likely driven by the high level of mobile and smartphone penetration in Kuwait. MNOs in Kuwait are expected to continue rolling out new sites, mostly in capacity constrained areas driven by the need for densification as Kuwait is largely urban.
On October 10, 2017, we announced the signing of the Kuwait Acquisition for up to 1,620 towers from Zain Kuwait, of which we achieved the first close comprising 1,022 towers in February 2020, a second closing comprising 140 towers in October 2020 and a third closing comprising 67 towers in April 2021. The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%. Upon completion, we emerged as the only independent tower company in Kuwait. We own 100% of the independently owned towers in the market and own or operate 20% of total towers in Kuwait (based on 1,022 towers acquired in the first closing and 140 acquired in the second closing). MNOs such as Ooredoo and Viva maintain ownership of their tower portfolios, and both have been reticent to colocate, particularly as a significant number of our sites are in capacity constrained areas where MNOs are also present. However, we believe our entrance into the market could present MNOs with an attractive opportunity to engage with and benefit from an independent tower company.
	2020A	2025E	2030E	10 Year CAGR / Change
Population (millions)	4	4	5	0.5%
Mobile SIMs (millions)	7	7	7	(0.2)%
Mobile SIM Penetration	161%	158%	150%	(12)p.p.
Towers (thousands)	5.9	6.5	7.1	1.2
MNO PoPs (thousands)	5.9	7.2	8.1	2.2
Market colocation rate(1)	1.01x	1.10x	1.14x	0.13x
SIMs per tower	1.2	1.1	1.0	(0.23)

(1): Market colocation rate calculated as MNO PoPs divided by Towers
Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates for other figures
Brazil
History and development
The mobile market in Brazil dates back to 1992 with the launch of Sercomtel. Since 1992, various additional mobile operators have emerged, including Vivo, Claro and Nextel in 1998, Algar in 1999 and TIM in 2001. Oi was the most recent market entrant, entering in 2002.
Given Brazil’s size, the telecoms market is divided geographically into regions and further split into ten areas for mobile services. MNOs require separate licenses to operate and use spectrum in each of these ten areas. The regional division of the telecoms market has influenced operators’ network deployment and sharing agreements. Over time, this has given rise to four national operators and other regionally focused operators. MNOs are focused on their coverage and quality of service obligations, particularly in under-served areas.
As of December 2020, there were four main MNOs operating nationally in Brazil, which, as of 2020, collectively represent nearly 99% of the total mobile subscriber share. These include Vivo (74% owned by Telefonica Group), TIM (67% owned by Telecom Italia International), Claro (98% owned by America Movil) and Oi (publicly listed on the Sao Paulo and New York Stock Exchanges). In January 2021, a consortium of Vivo, TIM and Claro agreed to acquire the mobile unit of Oi, where the subscribers, mobile PoPs and spectrum would be distributed among them. Algar Telecom (which has 0.8% of subscribers) has launched an appeal that the transaction should be deemed anti-competitive, which the Brazilian competition authority is reviewing.
Market structure and major telecommunications infrastructure providers
The majority of the mobile towers in Brazil are owned by independent telecommunications infrastructure providers, which include a mix of larger international players as well as smaller independent telecommunications infrastructure providers. On December 23, 2019 we announced we had entered into an agreement to purchase the infrastructure solutions provider, Cell Site Solutions (CSS) from affiliates of Goldman Sachs and Centaurus Capital LP. The transaction closed on February 18, 2020. CSS has historically focused on growth through New Site projects, colocation, and DAS in Brazil. In January 2021 we acquired Skysites, a specialist provider of small cells and niche urban telecom solutions. This was followed by the announcement in April 2021 that we had acquired Centennial Brazil as well.
Overview of the mobile telecommunications market
Similar to our other markets, mobile is the predominant form of communication in Brazil’s telecommunications market. The majority of all telephone lines in Brazil are mobile phones, and so are the majority of data-enabled devices. The launch of 3G and 4G combined with the falling cost of smartphones is believed to have contributed to increases in subscribers. However, SIMs have fallen in the recent past, decreasing by 3.5% annually between 2015 and 2020 as a result of a reduction in multiple-SIM ownership. MNOs have actively encouraged their customers to de-register inactive SIMs due to a tax per registered SIM payable by each MNO. As of 2020, the mobile market in Brazil was estimated to have 206 million SIMs overall and an overall mobile SIM penetration rate of 97%. During this time, growth in ARPU has helped offset the decline in the number of SIMs.
In Brazil, 4G has seen rapid market adoption since its launch in 2012, and is believed to be currently the leading technology in Brazil with 81% of SIMs as of 2020. 4G share of total SIMs is expected to reach 85% by 2025. A spectrum auction including bands suitable for 5G is expected to take place in 2021 at the soonest, with operators expected to launch services over 5G spectrum in 2023. Meanwhile, we expect operators will launch ‘5G services’ over 4G spectrum in the short term. Investments in 4G and 5G infrastructure are expected to be drivers for site densification. Brazil’s smartphone adoption rate was estimated to be 86% as of 2020, and close to that of the US and Western European markets.
Estimated average data usage stood at 2.5 GB per SIM per month as of 2020 and remains low relative to developed markets and other countries in Latin America. This is expected to grow more than fivefold to an average of 13.0 GB per SIM per month in 2025. Growth in average data consumption is expected to drive further capacity expansion from MNOs, particularly given Brazil’s high smartphone adoption. This is likely to translate into increased demand for wireless infrastructure.
Analysis of the major MNOs
Vivo is the main player in the market in Brazil and was the first to launch services, back in 1998. Vivo, TIM and Claro all appear to be focusing on improving Quality of Service via better network coverage for customers and improving data speeds. It would be reasonable to expect that an expansion of infrastructure should result in support of this strategy. The number of postpaid SIMs has been increasing, a positive market indicator which results in more higher-paying SIMs. Consequently, Vivo, Claro and TIM have experienced an increase in ARPU, driven by ease of competition, cancellation of dormant second SIMs and migration to postpaid. The table below provides an overview of the four major MNOs in Brazil’s telecommunications market:
	Vivo	Claro	TIM	Oi
Service Launch Date	1998	1998	2001	2002
Q4 2020 SIMs (millions)	68	54	48	34
Q4 2020 Market Share	33%	26%	23%	17%
Credit Rating (S&P / Moody’s)(1)	BBB / Baa3	BBB+ / A3	BB+ / Ba2	CC / SD
2020 mobile service revenue ($ millions)(2)	5,033	3,194	3,028	1,293

Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates for other figures
(1)      Represents credit rating of parent company.
(2)      2020 mobile service revenue converted to U.S. dollars at average 2020 foreign exchange rate per the IMF.
Analysis of the tower market
It is estimated that the total number of towers in Brazil was 64.1 thousand by the end of 2020, and is forecast to reach between 85.6 and 90.7 thousand towers (with 88.1 thousand being the intermediate point) by 2030. This would result in an increase of 24.1 thousand towers by taking the intermediate point of the range. These forecasts include high-level assumptions regarding potential consolidations in the market, including consolidations due to the acquisition of Nextel by Claro, consolidations that could arise from TIM-Vivo RAN-sharing, and also consolidations expected to take place from the splitting of Oi assets. While the three competing MNOs have agreed to acquire Oi’s mobile assets, their precise strategy on how to divide Oi’s assets are not publicly known at the time of writing. Reports indicate that TIM would acquire the most spectrum, subscribers and sites, while Claro would acquire the next most subscribers and sites, but no spectrum, with Vivo picking up the least subscribers and sites, but the second most spectrum. The market colocation rate in Brazil as of 2020 is estimated to be 1.51x. Demand for towers is expected to be driven by increased needs for additional capacity from MNOs in order to expand coverage and support the shift to 4G and 5G technologies. Underlying this demand from MNOs is the growth in average data usage from consumers. Three of the four major MNOs in Brazil have announced plans for increased network investments in Brazil, which is expected to drive a significant increase in points of presence across the market over the medium term. Some of this growth can be expected to be fulfilled through RAN-share (e.g. Vivo and TIM) and the transfer of Oi’s assets to the other MNOs. The focus of Brazil’s National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, on enforcing coverage obligations could additionally serve as a key driver for further roll-out, including cases where fines may be converted into coverage obligations.
We own 2,419 towers in Brazil as of December 31, 2020 and are the fifth largest independent tower operator in Brazil. In January 2021 and April 2021, we also completed the acquisitions of Skysites, and Centennial Brazil, increasing our tower count by 1,005 and 602, respectively. The majority of the mobile towers in Brazil are owned by independent telecommunications infrastructure providers, with less than a third owned by MNOs. M&A activity in the tower market has been very lively due to its fragmentation, with the larger players consolidating the smaller portfolios.
	2020A	2025E	2030E	10 Year CAGR / Change
Population (millions)	213	220	224	0.5%
Mobile SIMs (millions)	206	224	241	1.6%
Mobile SIM Penetration	97%	102%	108%	11p.p.
Towers (thousands)	64.1	69.7	88.1	24.1

	2020A	2025E	2030E	10 Year CAGR / Change
MNO PoPs (thousands)	96.8	113.3	146.6	49.8
Market colocation rate(1)	1.51x	1.62x	1.66x	0.15x
SIMs per tower	3.2	3.2	2.7	(0.48)x

(1): Market colocation rate calculated as MNO PoPs divided by Towers
Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates for other figures
Note. The number of MNO PoPs shown in the table account for both physical and virtual / RAN-share points of presence. For instance, a point of presence of TIM in a RAN-share area with Vivo counts as two. The ability of the RAN-share tenancy to generate revenue for the towerco depends on the underlying colocation contracts.
Peru
History and development
The mobile market in Peru dates back to 1992 with Movistar launching mobile operations. It has since grown to four mobile operators, including Movistar (99% owned by Telefonica Group), Claro (100% owned by America Movil), Entel (100% owned by Entel Chile) and Bitel (100% owned by Viettel Group).
The Peruvian mobile market has seen growth in the recent past driven by the competitive landscape as well as the transition to 4G and beyond. Competition amongst the four main MNOs has caused Movistar and Claro to lose subscribers, and a convergence of market share across operators. Although operators are also increasingly investing in fixed line infrastructure, fixed broadband penetration remains low and cellular technologies remain dominant. Entel and Movistar have also recently agreed a RAN-sharing deal, which could impact the market and colocation potential as well.
Market structure and major telecommunications infrastructure providers
The majority of towers in Peru are owned by MNOs, with the remainder of the market being highly fragmented. The Peruvian market has generally favorable regulation towards infrastructure sharing and there is ongoing work to further improve this in order to enable greater active and passive sharing. With the closing of the CSS Acquisition, we now have 51 towers in Peru.
Overview of the mobile telecommunications market
Peru has high mobile SIM penetration that is estimated at 110% as of 2020. Since 2015, mobile SIM penetration has risen due to increasing mobile service adoption, however this has been partially offset by migration from prepaid to postpaid and blocking of handsets with invalid identification numbers. 4G technology in particular has seen rapid adoption since its launch in 2014, estimated at 52% of total SIMs in the market as of 2020. 5G trials have also already been conducted in the country. Average data usage in Peru is estimated at 5.1GB per SIM per month as of 2020, and expected to rise to 17.8 GB per SIM per month by 2025. Smartphone adoption was estimated at 73% as of 2020. As growth in data consumption continues, and smartphone adoption increases, this should create a favorable environment for the development of the tower market, including MNO capacity demand.
Analysis of the major MNOs
In Peru, Movistar is the mobile SIM market leader, ahead of Claro, Entel and Bitel. In 2014, Bitel entered the market, and Entel rebranded, both actions that significantly increased the competitive pressure on the two leading MNOs. Market shares among the four MNOs have been converging as a result, with a particular focus on acquiring high-paying data consuming customers — for Entel — and addressing low-income rural areas — for Bitel. Movistar also hosts the largest MVNO in the market,

Flash Mobile Peru. Movistar is owned 99% by Telefonica Group, who in 2019 unveiled a plan to spin off its Latin American business, excluding Brazil. Although this could slow the future roll-out of towers, Telefonica is not expected to adopt a capex-light strategy given its need to defend its strong competitive position and support its network. Nonetheless, the review of its entire Latin American footprint may lead to a more balanced and conscious capex spend strategy that could affect future roll-out.
	Movistar	Claro	Entel	Bitel
Service Launch Date	1992	2001	1999	2014
Q4 2020 SIMs (millions)	11	10	8	7
Q4 2020 Market Share	30%	29%	23%	19%
Credit Rating (S&P / Moody’s)(1)	BBB / Baa3	BBB+ / A3	BBB− / Baa3	NR
2020 mobile service revenue ($ millions)(2)	647	840	787	369

Source: Analysys Mason estimates, Company Websites, Credit Rating Reports, International Monetary Fund
(1)      Represents credit rating of parent company.
(2)       2020 mobile service revenue converted to U.S. dollars at 30 June 2020 foreign exchange rate per the International Monetary Fund.
Analysis of the tower market
We own 51 towers in Peru as of December 31, 2020, where we are one of a number of independent tower operators. It is estimated that the total of number of towers in Peru was 17.9 thousand by the end of 2020, and is expected to increase by approximately 9.7 thousand to reach approximately 27.6 thousand by 2030. It is currently unclear what the impact of the potential consolidation of Entel and Movistar’s networks in shared areas will be.
Growth is expected to be driven by both operator deployments and deployments by independent tower companies. The regulator’s focus on ensuring quality of service and ensuring MNOs fulfill their coverage obligations (both current and those associated with the 5G spectrum auction) should also drive tower counts and tenancy ratios. We have identified 10 known tower companies in the market that collectively comprise 38% of the market in Peru. Internet para Todos (IpT), Telefonica’s joint project with Facebook, IDB Invest and CAF (Development Bank of Latin America) adopts a rural wholesale business model where MNOs gain access to its network through roaming and, therefore, will not attract colocation in a traditional way. IpT’s roll-out will be carried out in previously unconnected areas and should not impact existing tower demand. Peru has little infrastructure sharing amongst MNOs, which benefits independent tower companies. However, this could change with the introduction of new regulation, particularly following the RAN-share deal between Entel and Movistar and the impacts that will have on the market.
We expect the RAN-share deal will increase the competitiveness of the two MNOs’ networks in the shared areas and lead to cost savings that could potentially be re-invested based on the strategic priorities of the operators. Some network consolidation can be expected in the shared areas, which creates some uncertainty around the future number of towers in the market.
	2020A	2025E	2030E	10 Year CAGR / Change
Population (millions)	33	35	36	0.9%
Mobile SIMs (millions)	36	37	40	0.9%
Mobile SIM Penetration	110%	107%	110%	0p.p.
Towers (thousands)	17.9	23.6	27.6	9.7
MNO PoPs (thousands)	26.5	38.5	44.4	18.0
Market colocation rate(1)	1.48x	1.63x	1.61x	0.13x
SIMs per tower	2.0	1.6	1.4	(0.59)

(1): Market colocation rate calculated as MNO PoPs divided by Towers
Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates for other figures
Note. The number of MNO PoPs shown in the table account for both physical and virtual / RAN-share points of presence. For instance, a point of presence of Entel in a RAN-share area with Telefonica counts as two. The ability of the RAN-share tenancy to generate revenue for the towerco depends on the underlying colocation contracts.
Colombia
History and development
The mobile market in Colombia dates back to 1999 with Claro launching mobile operations. It has since then grown to three main mobile operators, including Claro (99.4% owned by America Movil), Movistar (67.5% owned by Telefonica and the remaining by the Colombian Government) and Tigo (owned by Milicom and EMO). Two smaller operators, Avantel and ETB, had initially entered as MVNOs but have since acquired spectrum in order to launch their own networks, although ETB is understood to continue functioning mainly as an MVNO. Chilean operator WOM entered the market in 2020 after having acquired spectrum during the December 2019 auction. WOM’s owner, Novator Partners, also acquired Avantel in July 2020, and is expected to use the Avantel network to provide services upon launch.
Colombia does not have ubiquitous mobile coverage, and further network expansion is likely in light of recent spectrum awards. In addition, the main MNOs have started to conduct 5G trials and the government is planning to award 5G-compatible spectrum by 2022.
Market structure and major telecommunications infrastructure providers
The majority of mobile towers in Colombia are owned by MNOs. Claro (America Movil), who owns the largest portfolio, is understood not to be facilitating access to its sites. In addition, 4G coverage obligations and lack of significant existing network sharing agreements create a favorable environment for independent tower companies. Following the closing of the CSS Acquisition when we entered Colombia, we now have 11 towers as of December 31, 2020. We subsequently completed the acquisition of Centennial Colombia, expanding our presence in Colombia.
Overview of the mobile telecommunications market
Colombia has high mobile penetration estimated at 122% as of 2020. Despite the growth of 4G since its launch in 2013, Colombia is estimated to have low smartphone adoption rates amongst Latin American countries, at 56% as of 2020. This is also evident in that Colombia has low average data usage per SIM at 1.4 GB per SIM per month as of 2020. We expect that the growth trajectory for average data usage in Colombia will converge towards the rest of Latin America, particularly as 4G technology becomes more prevalent. 70% of SIMs are expected to be 4G by 2025, versus 42% estimated in 2020. We believe that growth in data consumption along with the high level of mobile penetration provides a favorable environment for the development of the tower market.
Analysis of the major MNOs
Claro is the leading player in the Colombian market ahead of Movistar and Tigo. In 2013, Tigo merged with UNE EPM, with the latter retaining a majority stake (50% plus one share). Claro has successfully managed to maintain a market leading position along with its customer base in absolute terms but has been losing market share due to overall market growth and competitive pressure. ARPU levels in the market have been declining in recent years as a response to new entrants (MVNOs). In addition, Telefonica’s Board of Directors approved a new action plan whereby Colombia will be treated as a financial investment rather than a strategic market. In turn, an in-market consolidation by an existing player may be possible.
	Claro	Movistar	Tigo
Service Launch Date	1999	2004	2003
Q4 2020 SIMs (millions)	31	18	11
Q4 2020 Market Share	50%	30%	18%
Credit Rating (S&P / Moody’s)(1)	BBB+ / A3	BBB- / Baa3	NR / Ba1
2020 mobile service revenue ($ millions)(2)	1,761	762	565

Source: Analysys Mason estimates, Company Websites, Credit Rating Reports, International Monetary Fund
(1)      Represents credit rating of parent company.
(2)      2020 mobile service revenue converted to U.S. dollars at average 2020 foreign exchange rate per the International Monetary Fund.
Analysis of the tower market
We entered Colombia through the acquisition of CSS in February 2020, which was followed by the acquistion of Centennial Colombia in March 2021. We own 11 towers in Colombia as of December 31, 2020, where we are one of a number of independent tower operators. In March 2021, we completed the acquisition of Centennial Colombia, increasing our tower count by 217 towers. It is estimated that the total number of towers in Colombia was 17.5 thousand at the end of 2020 and is expected to increase by 11.6 thousand to reach 29.0 thousand by 2030. Roughly half of the towers in Colombia are owned by mobile operators, and Movistar recently started divesting its portfolio. In addition, activity by independent tower companies is picking up in Colombia with American Towers accounting for close to 30% of the market. This is largely due to 4G coverage obligations and lack of significant network sharing agreements amongst MNOs, which are expected to drive network roll-out and colocation demand in the short and medium-term.
	2020A	2025E	2030E	10 Year CAGR / Change
Population (millions)	51	52	53	0.5%
Mobile SIMs (millions)	62	65	67	0.7%
Mobile SIM Penetration	122%	124%	125%	3p.p.
Towers (thousands)	17.5	25.1	29.0	11.6
MNO PoPs (thousands)	21.0	34.8	42.9	21.9
Market colocation rate(1)	1.20x	1.38x	1.48x	0.27x
SIMs per tower	3.6	2.6	2.3	(1.27)

(1): Market colocation rate calculated as MNO PoPs divided by Towers
Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates for other figures

BUSINESS
We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for 596 million people in emerging markets, across three regions and nine countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of June 30, 2021, we operated 30,207 Towers across five countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in six of the nine markets in which we operate and we are the only independent tower operator of scale in five of these markets.
We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in telecommunications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on Towers, however we are looking to complement this business with additional telecommunications infrastructure offerings for our customers such as fiber connectivity. Aligned to this inorganic growth strategy, in February 2020 we completed the first closing of 1,022 towers in Kuwait through a controlling investment pursuant to the Kuwait Acquisition for the acquisition of up to 1,620 towers in the aggregate, with a further 207 towers transferred in subsequent closings. Also in February 2020 we completed the acquisition of 2,312 towers through a 100% investment pursuant to the CSS Acquisition with towers primarily in Brazil, as well as Peru and Colombia. More recently in 2021, we acquired 1,005 towers in Brazil pursuant to the Skysites Acquisition, 819 towers in Brazil and Colombia pursuant to the Centennial Acquisition and also signed definitive agreements for the acquisition of certain fiber assets from TIM Brasil pursuant to the TIM Fiber Acquisition where TIM Brasil will be the anchor tenant on the fiber network. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.
Largest Independent Multinational Tower Companies Globally

Source: Company filings and TowerXchange
Note: Data as of June 30, 2021 for ATC, Cellnex, SBA, IHS Towers and Helios. Data as of July 2021 for Phoenix Tower International. “ATC” refers to American Tower Corporation, “Cellnex” refers to Cellnex Telecom S.A., “SBA” refers to SBA Communications Corporation, “PTI” refers to Phoenix Towers International and “Helios” refers to Helios Towers plc.
For the years ended December 31, 2020 and 2019, we generated revenue of $1,403 million and $1,231 million, losses for the period of $323 million and $423 million and Adjusted EBITDA of $819 million and $669 million, respectively. For the years ended December 31, 2020 and 2019, we had a loss margin of 23% and 34% and our Adjusted EBITDA Margin was 58% and 54%, respectively. See “Summary Consolidated Financial and Operating Data” for a reconciliation of Adjusted EBITDA to profit/(loss) for the period, the most directly comparable IFRS measure. For the year ended December 31, 2020 compared to the year ended December 31, 2019, we realized year over year growth of 14% for revenue, a decrease of 24% for loss and 22% growth for Adjusted EBITDA. For the six months ended June 30, 2021, we generated revenue of $764 million, a profit for the period of $77 million and Adjusted EBITDA of $490 million, resulting in a profit margin of 10.0% and an Adjusted EBITDA Margin of 64.2%. For the six months ended June 30, 2021, we achieved a profit of $77 million, compared to a loss of $353 million for the six months ended June 30, 2020, and we achieved year over year growth in our revenue and Adjusted EBITDA of 15.0% and 30.7%, respectively, compared to the six months ended June 30, 2020.
Our core business is providing shared telecommunications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of June 30, 2021, our owned and operated tower portfolio supported 45,487 Tenants, with a Colocation Rate of 1.51x.
Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 19 transactions, building a footprint that currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, Zambia, Brazil, Peru, Colombia and Kuwait. We are the largest tower operator in six of the nine markets in which we operate and are the only independent tower operator of scale in five of these markets. Our markets in Latin America (which we just entered in 2020) are the only ones in which we do not have a leadership position today.
To support the telecommunications infrastructure needs of our customers, we typically enter into long-term MLAs of 5 to 15 years in duration, which have historically yielded strong renewal rates. As of June 30, 2021, the average remaining length of our MLAs with our Key Customers, who represented 92% of our Tenants, was 6.3 years. Additionally, these Key Customers had aggregate Contracted Tenant Lease Revenue of $9.8 billion and an average remaining tenant lease term of 7.4 years as of June 30, 2021.

Our MLAs typically include annual inflation-linked revenue escalators, limited customer termination rights and, in certain cases, provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluation. For the six months ended June 30, 2021 and the years ended December 31, 2020, 2019 and 2018, 63%, 65%, 65% and 66%, respectively, of our revenues were linked to the U.S. dollar or euro. Foreign currency-linked elements implemented in certain of our contracts aim to help provide protection against potentially adverse movements in local currency. Our U.S. dollar-linked revenues are denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. In other cases, such as Côte d’Ivoire and Cameroon, the MLAs are in local currencies that have a fixed exchange rate, or are “pegged”, to the euro. Our Middle East and Latin American businesses have MLAs, which typically only contain local currency lease fees. See “Risk Factors — Risks Relating to Our Business — The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.”
We have historically increased the number of our owned and operated Towers through a combination of constructing New Sites, as well as through acquisitions of tower portfolios from MNOs and independent tower companies. Shortly after entering new markets through acquisitions, we typically begin constructing New Sites.
IHS Towers Overview by Country
			Market Share (December 31, 2020)
Country	2020 Population (millions)	# of IHS Towers June 30, 2021	# of IHS Towers December 31, 2020	Estimated Outsourced Towers December 31, 2020	Estimated Total Towers December 31, 2020	IHS Towers Market Position
Nigeria	209	16,522	16,537	25,535	37,625	#1
Côte d’Ivoire	27	2,701	2,702	2,702	4,079	#1
Cameroon	27	2,215	2,214	2,214	5,208	#1
Zambia	19	1,751	1,753	1,753	3,491	#1
Rwanda	13	1,160	958	958	1,605	#1
Kuwait	4	1,229	1,162	1,162	5,858	#1
Brazil	213	4,350	2,419	46,842	64,075	#5(1)
Peru	33	51	51	6,731	17,903	n.m.
Colombia	51	228	11	8,647	17,474	n.m.

Source: Euromonitor International Limited (Economies & Consumers data) for Population, Analysys Mason estimates and IHS.
(1)
IHS Towers market position is #4 after taking into consideration the Skysites Acquisition and the Centennial Acquisition, which we completed in January 2021 and April 2021, respectively.

We believe we offer a unique balance between existing infrastructure with visible revenue streams and high potential for revenue growth given the strong growth potential in our countries, the strength of our market positions within each country and our strategically important, unique tower locations. We believe that we are well positioned to improve margins and cash flow, while achieving long-term growth due to:
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a large and scalable platform that provides critical infrastructure to help drive telecommunications activity and broader digital and economic progress;

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a long-standing and stable operational platform that consistently delivers on our service level agreements to customers with proven network reliability;

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a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and enter carefully selected growth-oriented markets with compelling underlying fundamentals; and

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a comprehensive commitment towards contributing to sustainability and the well-being of our communities and environments where we operate.

Our successful performance so far is the result of many years of building, acquiring, operating, managing, and owning telecommunications infrastructure in emerging market environments. As one of the pioneers of the tower infrastructure industry in Africa, we have worked with our customers to develop the experience needed to operate and grow a successful business in our sector. Our experience has provided us with years of insight, deep operational expertise, and strong relationships with various stakeholders that we believe will allow us to enhance our leadership position in existing and new markets. Our track record is highlighted by the following milestones:
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2001:   Founded as a builder of telecommunication Towers for MNOs in Nigeria; our founders continue to lead the business today.

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2004:   Launched our Managed Services operations for MNO-owned Towers with services including maintenance, security and power supply.

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2009:   Began owning Towers and leasing space to MNOs in Nigeria and launched our Colocation operations through which we lease space to other MNOs.

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2013:   Acquired MTN Côte d’Ivoire’s tower portfolio of 911 Towers and MTN Cameroon’s 818 Towers. Additionally, completed MLL agreements for Orange Côte d’Ivoire’s tower portfolio of 1,191 Towers and Orange Cameroon’s 819 Towers.

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2014:   Successfully completed a $2.0 billion equity raise, which was drawn down in 2014 and 2015.

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2014:   Entered Zambia and Rwanda through the acquisitions of MTN’s tower portfolios of 719 Towers in Zambia and 550 Towers in Rwanda. These transactions helped establish us as the largest independent tower company in EMEA by tower count.

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2014:   Executed landmark transactions in Nigeria to acquire a total of 10,966 Towers. We acquired 4,154 of these Towers from MTN Nigeria and 2,116 of these Towers from 9mobile in 2014 and the balance of 4,696 Towers from MTN Nigeria the following year.

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2015:   Expanded through the acquisitions of Airtel Zambia’s 949 Towers and Airtel Rwanda’s 200 Towers and further expanded in Nigeria through the acquisition of an additional 555 Towers from 9mobile.

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2016:   Acquired HTN Towers which owned 1,211 Towers, the first tower company-to-tower company transaction in Africa, which reinforced our leadership in Africa’s largest market.

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2016:   Issued our debut $800 million 9.500% senior notes due 2021 (now fully refinanced and redeemed as noted below under 2019), the largest African corporate high yield bond single issue offering at the time.

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2019:   Refinanced outstanding debt of our Nigeria operations (approximately $1.8 billion), including issuing $1.3 billion of new senior notes, as well as new senior credit facilities, resulting in a more simplified debt capital structure, extended maturities and lower cost of debt.

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2020:   Expanded our footprint by entering the Middle East through the completion of the Kuwait Acquisition, a controlling investment in Zain Kuwait’s 1,620 towers in Kuwait, of which we completed the first closing of 1,022 towers in February 2020 and 140 towers in October 2020.

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2020:   Expanded our footprint by entering Latin America through the completion of the CSS Acquisition, for 2,312 towers primarily across Brazil, as well as Peru and Colombia.

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2020:    Completed a tack-on transaction for $150 million in aggregate principal amount of senior notes and upsized our IHS Holding Revolving Credit Facility to $225 million in available borrowing capacity.

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2021:   Expanded our Latam business through the acquisitions of Skysites in Brazil, Centennial Brazil and Centennial Colombia, acquiring 1,005 towers, 602 towers and 217 towers, respectively.

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2021:   Signed definitive agreements with TIM Brasil for the acquisition of existing fiber assets and future deployment of fiber assets in Brazil, pursuant to the TIM Fiber Acquisition.

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2021:   Completed third closing of 67 towers in April 2021 in Kuwait pursuant to the Kuwait Acquisition, with the remainder of the towers currently managed and operated under a Managed Services agreement until they can be legally transferred to us. Completed acquisition of 162 towers in April 2021 from Airtel Rwanda.

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2021:   Expanded the restricted group for our $1,450 million senior notes to encompass IHS Holing Limited and all of IHS Holding Limited’s subsidiaries (other than any unrestricted subsidiaries).

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2021:   Entered into a $500 million bridge facility in August 2021 that can be used for certain acquisitions. Upsized IHS Holding Revolving Credit Facility by $20 million to $245 million in July 2021. As of August 18, 2021, the IHS Holding Revolving Credit Facility and the IHS Holding Bridge Facility remain undrawn.

We believe that the underlying telecommunications trends in our markets will continue to drive the need for additional infrastructure and enable us to further augment our growth through continued Colocation, Lease Amendments, New Site construction, adjacent telecommunications infrastructure investments such as fiber and acquisition activity. New telecommunication infrastructure services such as small cells will further add to our growth opportunities with the roll-out of 5G in some of our markets. As of June 30, 2021, with an average age of our tower portfolio of 5.9 years, based on the date of integration of the sites, and a Colocation Rate of 1.51x, we believe that we have a young portfolio with ample capacity to continue growing organically, as well as to realize further gains on operating margins from operational efficiencies. We believe this organic growth will help drive enhanced cash flow generation from our existing assets.
Our Competitive Strengths
We believe the following strengths position us to deliver operationally for our customers as well as generate strong financial returns and growth:
We are a clear leader in the majority of our current markets, which we support with a high quality asset base and service.
Large and Growing Telecommunications Markets.    We believe the markets in which we currently operate are structurally favorable, as a result of having large, growing populations and low mobile penetration, particularly relating to 4G and 5G SIM penetration. Our nine markets covered approximately 604 million SIMs as of December 31, 2020. Our African markets are generally characterized by low mobile penetration, and a high number of subscribers per tower compared with the U.S. and Western Europe. These markets are also attractive due to an increasing need for 3G and 4G coverage and capacity, with 55% 3G SIM penetration and only 9% 4G SIM penetration as of December 31, 2020. Over the longer term, we also expect 5G technology to become available in these markets. To meet the anticipated telecommunications growth in our African markets, it is expected that these markets will require over 22,000 new towers and over 30,000 new MNO points of presence over the period December 2020 to December 2025. We have also opened up new growth markets in 2020 with the completion of the Kuwait Acquisition and the CSS Acquisition in Latin America, giving us additional exposure to the growth and technology trends in these markets as well. It is estimated that these markets in Latin America will require over 19,000 new towers and over 42,000 new MNO points of presence over the period December 2020 to December 2025. As telecommunication networks in our markets evolve, we believe that there may also be increasing demand for other telecommunications infrastructure, such as fiber connectivity and data centers.
Significant Market Scale.    We are the number one tower operator in six of our nine markets. As of December 31, 2020, we had an estimated 65% market share of independently owned or operated sites in Nigeria, which is the largest telecommunications market in Africa by subscribers, and we are the only independent tower operator in five more of our current markets. As of June 30, 2021, we are the largest tower operator in Africa, measured by tower count. In the Middle East, we are the first independent tower company to enter the region with the completion of the Kuwait Acquisition.
As a leader in many of our markets, we benefit from operational efficiencies that help drive financial performance. We have strategically acquired multiple tower portfolios in each of our African markets and have selectively consolidated Towers, where we move Tenants from one Tower to another, to reduce costs. Follow-on transactions in new markets are an important element of our inorganic growth strategy, and we have reinforced our position in our markets, completing follow-on transactions in each of our African markets, as well as Brazil and Colombia. We own or operate approximately 47% of all Towers (73% of independent Towers) in our combined African markets and therefore benefit when MNOs invest in additional coverage and capacity, either on our existing sites or through the share of new sites we deliver in the market. We believe our scale and market position gives us a unique opportunity to increase our revenue per tower through Colocation and Lease Amendments as MNOs upgrade their networks from 2G and 3G to 4G and 5G further in the future.
Substantial and Defensible Market Share.    Given the size and scale of our business and our track record of growth and service to our customers, we believe we are well positioned to maintain or even grow our market share. Our market position is backed by long-term contracts that we have a history of successfully maintaining. We have a presence across all the states of Nigeria, with coverage estimated at 80% of the population. We believe that in Nigeria, we have delivered the majority of estimated demand for new site deployments by independent tower companies in the market over the last two years, and we are the only independent tower operator in five of our other markets. For the period covering 2018, 2019 and 2020, and the first six months of 2021, we have added 11,228 Tenants, 15,716 Lease Amendments and constructed 2,428 New Sites. As of June 30, 2021, we have built over 6,900 New Sites since our inception. We continue to provide quality service and take a partnership approach with our customers in radio frequency planning. We also benefit from high barriers to entry in our industry, including the capital intensive nature of building new tower portfolios and, in certain instances, zoning rules that restrict Towers and masts from being built within a certain radius of each other. We believe these factors underpin the strength of our market leadership and position us to take advantage of opportunities in our markets.
We have a proven business model with high quality revenue visibility that is backed by long-term, inflation-linked contracts.
Proven business model coupled with recurring revenues and long-term contracts.    We offer MNOs reliable services in exchange for monthly lease fees that are underpinned by long-term contracts, creating long-term revenue visibility. For MNOs, there are high costs and potential service interruptions associated with switching tower infrastructure and, historically, we have had a track record of successfully renegotiating and extending our contracts with MNOs. As of June 30, 2021, we had $9.8 billion of Contracted Tenant Lease Revenue from an average remaining tenant lease term of 7.4 years and an average remaining length of our MLAs of 6.3 years. In many cases, our contracts also include limited customer termination rights, inflation-linked revenue escalators and power indexation clauses to mitigate against certain increases in diesel prices. In certain cases, our contracts also include provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluations.
The majority of our revenue comes from MNOs that are subsidiaries of large, publicly listed multi-national MNOs, including MTN Group and MTN Nigeria, Orange Group, Airtel Africa, Zain Group, Telecom Italia and TIM S.A., Telefonica and America Movil. Many of our customers enjoy the support of their broader organizations and our multi-country partnerships help facilitate strong relationships throughout our markets.
Structurally favorable unit economics.    The absence of competing infrastructure in the vicinity of our Towers helps enable strong demand from existing customers and positions our Towers as the preferred location for potential new demand. Time to market advantages for New Site construction, cost-to-build considerations and in some cases, regulatory restrictions create natural and high barriers to entry into our markets. We are able to achieve favorable unit economics through additional Tenants and Lease Amendments via colocation that allow us to improve our margins and our return on invested capital. When we add additional Tenants via Colocation and Lease Amendments, we generally incur limited incremental costs and typically do not provide additional tenant discounts. We also have the ability to reduce certain of our costs per Tenant, which are mostly fixed, with the exception of power costs in our African and Middle East markets, which are variable. For example, in Nigeria where we invested in hybrid power solutions (which combine diesel generators with solar and/or battery systems) on more than 9,000 sites, we achieved a reduction in diesel consumption on those sites. Our new business in Latin America does not have the same operational requirements as our African or Middle Eastern businesses, given power is generally the responsibility of the customers and land lease costs are typically passed through to them. With a Colocation Rate of 1.51x across our portfolio as of June 30, 2021, our sites have the capacity to add additional Tenants before reaching a similar Colocation Rate as our older tower vintages. For example, as of June 30, 2021, our tower vintages up to 2010 had a Colocation Rate of 2.21x. We believe our success in leasing up and colocating on our older Towers is a strong indicator of our ability to lease-up, grow revenue and expand margins on our newer Towers.
We have contractual protections against macroeconomic volatility.    For the six months ended June 30, 2021, and the years ended December 31, 2020 and 2019, 63%, 65% and 65%, respectively, of our revenues were linked to the U.S. dollar or euro. Most of our operating costs are in local currency, and we have structured our contracts to provide protection against inflation and, in some cases, local currency devaluation.
Our MLAs in the Middle East and Latin America have local currency lease fees with annual inflation linked escalators. In our African markets the local currency components of our lease fees typically adjust with local currency linked inflation provisions and U.S. dollar components of our lease fees typically adjust with U.S.-linked inflation provisions. The majority of our costs do not have mechanical indexation, enabling us to both grow our revenue and manage our cost base. With the exception of the cost of diesel, which is typically paid in local currency, but linked to the U.S. dollar through the international price of oil, substantially all of our direct and indirect operating expenses are denominated in and incurred in local currency. Capital expenditures may be linked to U.S. dollars in some instances, but are also incurred in local currency, providing further resilience to macroeconomic volatility.
We have a track record of both organic and inorganic growth.
We have a number of organic growth opportunities.    There are a number of avenues that have driven our historical organic growth and that we believe will continue to drive future organic growth, including Colocation, Lease Amendments and New Sites. These opportunities are typically the result of our customers looking to densify their networks, improve their network coverage and capacity and upgrade their networks with new technologies, in response to growing populations and data demand from end users in our markets. Our MLAs also typically include annual inflation-linked escalations, ensuring contractual increases to revenue.
In response to these growing needs, we benefit from customers choosing Colocation in order to get to market quickly on an existing site of ours. Colocations are a highly attractive opportunity as they enable us to lease-up our existing assets with minimal incremental capital expenditure and operating expenses required. As of June 30, 2021, December 31, 2020, 2019 and 2018, we achieved a Colocation Rate of 1.51x, 1.54x, 1.56x and 1.52x, respectively. When we acquire towers from mobile operators,these typically have a low Colocation Rate that reduces our overall Colocation Rate, but at the same time these towers result in a further colocation opportunity for our other customers.
Lease Amendments represent an opportunity for existing Tenants to enhance their existing position or upgrade technology at a Tower by installing additional equipment on that Tower or requesting certain ancillary services. For the six months ended June 30, 2021, and the years ended December 31, 2020, 2019 and 2018, we added 3,495, 4,379, 3,621 and 4,221 Lease Amendments, respectively. Colocation and Lease Amendments both support our growth by increasing our operating leverage.
We typically construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Since our inception, we have built over 6,900 New Sites. For the six months ended June 30, 2021, and the years ended December 31, 2020, 2019 and 2018, we built 589, 362, 305 and 1,172 New Sites, respectively.
We also benefit from the opportunity to generate revenue from adjacent services, including fiber, DAS and small cells. These opportunities do not constitute a material contribution to our revenues today, although we will look to continue to expand these opportunities as an area of growth in the future, particularly in our new markets in Brazil and Kuwait where 5G roll-out is close to commencing and has already commenced, respectively.
We have a track record of inorganic growth through acquiring, consolidating and integrating tower portfolios.    Since our inception, we have completed 19 transactions for more than 24,500 Towers across nine countries. These transactions have enabled us to achieve our strong in-market positioning, which is key to both our ability to provide high quality services and to ensure the sustainability of the fundamentals of our business. Our recently completed acquisitions demonstrate our desire to expand into structurally favorable emerging and less developed markets around the world.
Our inorganic growth strategy focuses on entering carefully selected growth oriented markets with compelling underlying fundamentals. A key component of this inorganic growth lies in our strategy to then develop each of the markets that we enter. We aim to execute follow-on, in-market transactions upon entering a new market, in order to solidify our presence as well as extract cost synergies from our operational platform across our large asset base. In addition to building our market presence, this strategy has allowed us to better service our customers through our extensive platform.
We have an established history of delivering high quality service to our customers.
We have long-term relationships with leading MNOs.    Our sites are, for most of our customers, the primary tower infrastructure that supports their operations, making us a key long-term partner of our customers. Through these partnerships, we have developed deep ties with our customers’ key decision makers.
We have a long track record of delivering quality service to MNOs through deeply integrated relationships. Our customers entrust us with this critical infrastructure in part due to our proven record. For example, in our African businesses, we had average power uptimes of 99.8% and average time to repair below two hours for the six months ended June 30, 2021. In our African businesses, our innovative power availability solutions are a critical component of our quality service offering in our current markets, which lack a robust power grid.
We have a modern and efficient global operational management platform.    We have differentiated ourselves from our competitors over time through our advanced network operating centers, or NOCs, in our six African and Middle Eastern businesses, bespoke remote monitoring at 88% of sites covered by our NOCs as of June 30, 2021 (with monitoring of almost all remaining sites through MNO network operating centers), site acquisition and maintenance teams, and a network of partners in the fields of security, power management equipment, site deployment / construction and diesel supply. Our NOCs operate 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data include access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. We have demonstrated significant uptime improvement in the sites that we have purchased and enabled improved quality of service levels across our portfolio. Given the current operating environment in Latin America with limited service level agreement obligations (such as power uptime or average time to repair) to customers, our businesses in Brazil, Peru and Colombia generally do not require NOCs or remote monitoring services.
We have a track record of resilience to volatility.
We have a track record of growth during periods of macro-economic volatility, including in relation to foreign exchange rates.    Despite the significant shortage of U.S. dollar liquidity in Nigeria in 2015 and 2016, Naira devaluations and the economic slowdown in Nigeria in 2017, 2018, 2019 and

2020, when real GDP growth was 0.8%, 1.9%, 2.3% and (1.9)%, respectively, our revenue and Segment Adjusted EBITDA for our Nigeria segment continued to grow during that same period. Revenue for our Nigeria segment increased 12.1%, 8.6% and 3.8% for the years ended December 31, 2020, 2019 and 2018, compared to the years ended December 31, 2019, 2018 and 2017, respectively, and Segment Adjusted EBITDA for our Nigeria segment increased by 25.5%, 14.2% and 6.1% over the same periods, despite the Naira depreciating from an average rate of ₦305.3 to $1.00 for the year ended December 31, 2017 to an average rate of ₦385.7 to $1.00 for the year ended December 31, 2020.
We have a disciplined capital allocation policy.    We employ a prudent approach to discretionary capital allocation. We have a strong focus on maintaining a healthy capital structure through a mix of debt and equity financing. As of June 30, 2021 we had $2.6 billion of debt and IFRS 16 lease liabilities and $542 million of cash on our balance sheet. We continue to maintain a prudent approach to leverage, which we believe provides us with strong flexibility to evaluate future investment opportunities and other potential capital allocation alternatives.
We have a founder-led, experienced management team with a differentiated operational skillset and track record, supported by committed, seasoned investors.
Our executive team is led by our founders and other seasoned senior executives with strong relevant experience.    Our founders remain in lead executive positions and are deeply involved in day-to-day operations, strategy and leadership. We have a highly experienced management team with a track record of delivering operational performance and strategic growth for our business. With a background in site construction, site management as well as site operation, our management team has experience across the full telecommunications infrastructure value chain. We have added to our leadership team over the years, and together, our management team has deep experience in both developed and emerging markets, towers, telecommunications, finance, governance and mergers and acquisitions. In addition to a strong executive management team, we have developed a seasoned team of in-country managers that help run the day-to-day operations, manage local relationships and expand effectively into new markets.
We have benefited from the consistent commitment of experienced, long-term investors that actively support our management.    Since our inception in 2001, we have established a rigorous framework, which includes a focus on corporate governance, ethics, environment and sustainability and risk management policies and a platform that combines the strong fundamentals of the towers business with attractive long-term growth potential. Our global shareholder base includes strategic and financial investors, such as African Infrastructure Investment Managers, Emerging Capital Partners, Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, Singapore’s sovereign wealth fund, or GIC, Goldman Sachs, International Finance Corporation, or IFC, Investec, Korea Investment Corporation, MTN Group and Wendel, among others.
Our governance and control frameworks underpin our dedication to operational best practices.    We have implemented governance practices at the board of directors and executive levels, including committees focused on ethics and risk management. Upon consummation of this offering, we will have      directors,     of whom will be independent directors, on our board of directors. Since 2011, we have been subject to compliance with the IFC’s Performance Standards. We have also developed an ethical compliance framework aligned with converging best practice methodologies.
Our Strategy
Since our inception in 2001, we have established a reputation as a leader in the high growth, emerging market telecommunications infrastructure sector, servicing MNOs and ultimately the growing end-consumer market with critical telecommunications infrastructure, which also benefits the broader communities in our markets through enabling accelerated access to communications. Through the growth of 2G, 3G and 4G, we have helped the MNOs in our markets provide services to subscribers by owning, operating, sharing and constructing telecommunications infrastructure. We are pursuing the following key strategies to grow our cash flow and continue to take advantage of our competitive strengths:

Increase revenue, improve margins and grow cash flows by maximizing the use of our existing network infrastructure and driving organic growth through Colocation, Lease Amendments and New Sites
Our primary strategy is to expand our revenue-generating asset base and improve utilization on new and existing Towers. We aim to drive organic revenue growth and cash flow generation through Colocation, Lease Amendments, contractual lease fee escalations and New Site construction. In addition, we believe strong operating leverage and initiatives, such as selective decommissioning, will help us drive margins and increase cash flows. As our customers ready themselves for 5G roll-out, we believe existing services such as DAS, small cells and fiber services will likely increase in prevalence, and will become a core component to our growth thesis.
Seek attractive rates of return through disciplined organic and inorganic investment
We intend to continue investing capital at attractive rates of return. We pursue carefully selected strategies, including New Site construction and selective decommissioning, and have a strong track record of delivering value-enhancing incremental investments that have helped grow our asset base, secure our market leading positions and provide the scale and market share necessary to sustain our growth. We assess acquisition and investment opportunities in both existing and new markets using our (i) country attractiveness framework, (ii) strategic importance analysis and (iii) investment appraisal methodologies.
Within existing markets, we focus on growing our scale advantages by acquiring portfolios and other existing tower companies, which offer opportunity for operational improvements, potential synergy realization and potentially decommissioning opportunities, leading to potentially higher returns than comparable standalone investments. Additionally, we assess adjacent components of the telecommunications infrastructure value chain, such as fiber, to be able to offer more infrastructure services to our customers, generate incremental operating synergies across our assets and deliver potentially higher returns.
In new markets, we seek attractive telecommunications infrastructure opportunities with contractual agreements that aim to maximize returns on our investments. We also seek balanced telecommunications market dynamics with service and technology growth opportunities and demand for telecommunications infrastructure services. We consider markets attractive if we believe we can achieve significant scale, and even more so, if we can leverage relationships with multi-national MNOs with whom we may have existing relationships in other markets. If we deem a market attractive, we aim to apply our disciplined approach to acquisitions, establish a path to scale, gain market leadership within that country or more broadly within that region and diversify our overall portfolio by market and by customer. In contrast, we avoid markets which do not offer near-term chances for meaningful scale or ones that we do not believe have the right fundamental drivers to support our growth strategy.
In addition to acquiring tower portfolios or seeking to consolidate existing tower companies, we also see the potential for new and related services that will help enhance our value proposition to our customers, reduce their capital expenditure, stabilize their operating costs, help improve their quality of service and enable faster deployment of their networks. We expect to continue to generate cash flows from newly developed service propositions, such as fiber infrastructure services, where we see significant potential in our markets. We will continually consider opportunities to expand our offering beyond the current infrastructure services, which support MNOs in their intention to build 4G and 5G enabled networks of the future, notably with small cells in urban areas and DAS. We believe that there are opportunities to expand the types of infrastructure partnerships that we could form with our customers, such as investments in fiber networks, Internet-of-Things or edge computing, which could fall within our investment criteria, our infrastructure focus and our business model. We are committed to anticipating and responding to new technology trends and evolving customer needs.
Our investment appraisal of inorganic opportunities includes targeting long term revenue and Adjusted EBITDA growth rates, strong Adjusted EBITDA margins and Consolidated AFFO expressed as a percentage of Adjusted EBITDA over the long term. While these metrics, together with return metrics, form the basis of our investment appraisal, we also assess inorganic opportunities for individual strategic merit.

Continued focus on operational excellence, service delivery for customers and adopting an innovative approach to new technology
We plan to continue delivering high levels of performance to our customers in terms of site power availability, site access, equipment monitoring and servicing. We have done this consistently for years and we are increasingly leveraging new technology to expand the scope of how we monitor and improve the sites while reducing our dependence on diesel-powered generators. Our extensive use of alternative power solutions in our African markets helps reduce our operating costs and is more environmentally friendly given the reduction in diesel consumption that these solutions deliver. We will also look to leverage this expertise in other markets in which we operate where services such as power or site monitoring may be requested from customers in the future.
Continue improving our impact on our communities and on the environment
Our business model is inherently sustainable given we promote infrastructure sharing, drive connectivity across our markets and have invested in hybrid power solutions that reduce our CO2 emissions. Additionally, we continuously aim to improve and develop our Sustainability strategy, which focuses on four pillars: (i) environment and climate change; (ii) education and economic growth; (iii) our people and communities; and (iv) ethics and governance. By supporting local schools, education initiatives, health clinics and wider programs, such as improving rural telephony, we seek to make a positive impact in the communities in which we operate and further contribute to the growth and development of our markets.
Having become a Signatory of the UN Global Compact in 2020, we are expected to produce an annual ‘Communication on Progress (CoP)’ covering how we are supporting the Compact’s ten principles in areas such as human rights, labor standards, the environment and anti-corruption, and our 2020 Sustainability Report serves as our first CoP. We believe that our sustainability programs contribute to nine of the 17 United Nations Sustainable Development Goals, or UN SDGs. Each of these goals feeds into our sustainability strategy, which guides our everyday performance and underpins our business. We have been very active in our communities during the COVID-19 pandemic, working in conjunction with organizations such as UNICEF, the Nigerian Red Cross and the Nigeria Center for Disease Control, delivering hundreds of thousands of items of personal protective equipment and testing kits, as well as by donating funds.
The success of our Sustainability strategy has also been recognized externally. In 2020, IHS Nigeria was recognized for the second year running at the Sustainability, Enterprise and Responsibility Awards (SERAs), receiving awards for the Most Impactful Intervention, and Best Company in Partnership for Development. IHS Nigeria was also ranked as a top five performer in the ICT, Media & Telecommunication Sector for Sustainability Performance in the 2020 Corporate Sustainable Investor Report. Our COVID-19 relief efforts were also recognized at the 2020 Cameroon Corporate Awards in the category of Best Departmental and Employee Initiative, and at the CSR Network Zambia Awards, alongside IHS Zambia’s country-wide borehole drilling program.
We are committed to supporting the professional development of all our employees. Our aim is to enable them to build the skills and knowledge required to enhance their careers at IHS. In support of this, in 2017, we launched the IHS Academy, an online training portal with more than 5,700 different training items across a variety of areas including professional skills, personal development skills, management, leadership and teamworking skills, as well as a selection of health, safety, environment and compliance courses. In 2020, we had more than 119,000 IHS Academy courses completions, almost triple the 2019 total.

Our Tower Portfolio
Size of portfolio   As of June 30, 2021, we had a portfolio of 28,294 owned Towers and 1,913 Towers that we operate under MLL agreements totaling 30,207 Towers owned and operated. With 45,487 Tenants as of June 30, 2021, we had a Colocation Rate of 1.51x. Additionally, as of June 30, 2021, we had 21,478 Lease Amendments. We have historically increased the number of our Towers through a combination of constructing New Sites, along with the acquisition of site portfolios from MNOs and independent tower companies, namely HTN Towers, CSS, Skysites and Centennial.
In connection with the acquisition of multiple portfolios of Towers, we have also “rationalized” our portfolio where we have multiple Towers in close proximity to each other. Where economically and commercially viable to do so, we migrate Tenants from one Tower onto a nearby Tower as additional Colocation and then decommission the empty site. While the decommissioning of Towers offsets our overall growth in the number of Towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures of the decommissioned tower with only a marginal cost of sales increase at our retained sites through increased power consumption.
The following table shows the growth of our tower portfolio, which is primarily a result of acquired Towers and the construction of New Sites, for the period and as of the dates indicated:
	As of December 31,						As of June 30, 2021
	2015	2016	2017	2018	2019	2020
Towers
Total (Owned & Operated)	21,132	22,425	22,861	23,863	24,076	27,807	30,207
Acquired in period	5,845	925	—	—	—	3,474	2,053
Built in period	796	743	670	1,172	305	362	589
In addition to the foregoing owned and operated Towers, we also manage and operate approximately 390 Towers in Kuwait under a Managed Services agreement as part of the Kuwait Acquisition. These Towers are currently owned by Zain Kuwait, and we expect ownership of such Towers to be transferred to us following completion of the necessary documentation and subject to satisfaction of customary conditions.
Tenancies and Colocation Rate
We provide our customers with opportunities to install active equipment, and receive related services, on existing Towers alongside current Tenants, known as Colocation. The Colocation Rate is the average number of Tenants per Tower that we own or operate across our portfolio at a point in time. With 45,487 Tenants as of June 30, 2021, we had a Colocation Rate of 1.51x.
Our Colocation Rate is an important metric for assessing utilization and capacity on existing Towers, as well as potential for future growth. Our Colocation Rate is a key driver of our gross margins and operating margins, as the addition of further Tenants to existing Towers increases revenue while only marginally increasing our costs (primarily power). Colocation is attractive to our customers, as it provides them with shorter deployment times for their equipment compared to New Site construction arrangements.
The following table shows the number of Tenants in our portfolio and our Colocation Rate as of the dates indicated:
	As of December 31,						As of June 30, 2021
	2015	2016	2017	2018	2019	2020
Tenants
Key Customers	26,379	29,603	30,734	32,690	34,092	38,739	41,625
Other Customers	2,393	4,449	3,525	3,611	3,560	4,125	3,862
Total	28,772	34,052	34,259	36,301	37,652	42,864	45,487
Colocation Rate	1.36x	1.52x	1.50x	1.52x	1.56x	1.54x	1.51x

We review and analyze the performance of our Colocation Rate trends for Towers built or acquired in different periods. As of June 30, 2021, our tower vintages up to 2010 had an average Colocation Rate of 2.21x, while our more recent portfolios ranged from 1.26x to 1.44x. This metric can be affected by recent acquisitions and consistent New Site programs, each of which reduce the overall Colocation Rate and make total portfolio comparisons less meaningful. However, we believe the relatively low Colocation Rate provides strong growth potential going forward. The table below shows our Colocation Rate, as of June 30, 2021, for Towers acquired or built during different periods (with towers acquired through company acquisitions captured in the year the relevant company deployed those sites):
Period	Number of Sites Acquired / Built	Colocation Rate As of June 30, 2021
Up to 2010	620	2.21x
2011 — 2012	865	1.87x
2013 — 2014	12,974	1.65x
2015 — 2016	9,878	1.44x
2017 — 2019	3,480	1.26x
2020	2,390	1.07x
Total	30,207	1.51x
The Colocation Rate of our Towers is a key indicator of portfolio maturity and operational efficiency.
Lease Amendments
In addition to Colocation, we also continue to benefit from Lease Amendments as our existing Tenants roll out new technologies on their existing sites, which includes the deployment of 3G, 4G/LTE and potentially 5G technologies. As of June 30, 2021, our customers had deployed over 21,478 Lease Amendments to Towers across our footprint. Given the relative growth potential of the telecommunications markets in which we operate, where 3G and 4G SIM penetration are generally at a low starting base (e.g. currently 62% and 8%, respectively in Nigeria), the majority of the Lease Amendments that we have added thus far are for 3G equipment added to a Tower for existing Tenants.
The following table shows the number of Lease Amendments in our portfolio as of the dates indicated:
	As of December 31,							As of June 30, 2021
Lease Amendments	2014	2015	2016	2017	2018	2019	2020
Total	—	—	—	5,762	9,983	13,604	17,983	21,478
Tower Specifications
The following diagram illustrates the standard facilities located on our typical ground-based tower sites in our African and Middle East markets:

The antennas, microwave dish and the active equipment inside or outside of the shelter are owned and maintained by the customers, while we own and maintain the passive infrastructure, including the telecommunications mast, the shelter, the site monitoring system, and, if applicable, the diesel generator, the battery backup system or the hybrid power solutions, which include solar and battery systems. The site land is generally leased from a land owner or purchased by us. See “— Real Property Leases.” In Latin America, the supply of power is typically the responsibility of the operators, who have either a grid connection or their own power supply for the site.
The number of antennae that a Tower can accommodate varies depending on the type of Tower (self-supporting monopole, guyed or self-supporting lattice), the height of the Tower, the nature of the services provided by such antenna and the antenna size and weight. The substantial majority of our Towers are self-supporting lattice Towers that can support a large number of antennae and therefore enables us to market tower space to a diverse group of telecommunications providers and other customers. Ground-based Towers can typically accommodate three or more Tenants. The key criteria in determining how many Tenants the Tower can hold is the wind loading capacity of the Tower. The capacity of a single Tower can be increased by Tower strengthening and height extensions and by adding further antenna mounting poles. The structure of the Tower can be reinforced and the foundation strengthened to accommodate additional Tenants and Lease Amendments.
Our Tower portfolio consists principally of ground-based Towers. As of June 30, 2021, 61% of our Towers were between 30 and 60 meters in height, and 25% of our Towers were smaller than 30 meters, including 9% of which were rooftop sites. We build larger Towers when circumstances require, including when Towers will be located in valleys or require a greater range of transmission. As of June 30, 2021, 11% of our Towers are between 60 and 75 meters, and 3% are taller than 75 meters. As of June 30, 2021, the average age of Towers in our portfolio based on our date of integration was 5.9 years.
Operations
Our core business provides shared telecommunications infrastructure services to MNOs, including power management, to ensure uninterrupted operation of customers’ transmission equipment. MNOs, in turn, use our tower infrastructure to provide wireless voice and data services to their end users. We lease space to customers on existing Towers alongside current Tenants, known as Colocation, as well as lease additional space to existing Tenants on Towers for the installation of additional equipment through Lease Amendments. We commission New Sites for construction to the MNOs’ specifications and lease space on those newly built Towers. We also provide customers with the required power for their equipment.
Colocation
Colocation is at the core of our business model as it allows us to leverage existing Towers to grow revenues and improve operating margins. We believe that our current tower portfolio and our experience of operating large portfolios of Towers, coupled with our strong customer relationships, will help us to capitalize on expected market growth and Colocation opportunities.
A typical Colocation process usually involves the following steps:
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New customers typically sign an MLA, which governs our relationship with the customer.

•
We work closely with our customers, sharing our updated tower portfolio location details throughout the year, and particularly during the planning phase, to maximize the number of Colocation opportunities. We also have radio frequency planning teams that work with customers with regards to the planning and optimization of their networks.

•
Upon determining to lease tower space for Colocation, the customer delivers a work order requesting us to reserve specific space on a specific Tower. Once the work order has been processed and the tower space is ready for integration (typically approximately 30 days), we issue a notification to the customer, who confirms acceptance of the site.

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Under certain of our MLAs, an SLA is then signed for the commissioning of the Colocation of each specific Tower, incorporating the provisions of the MLA, and the first invoice is then submitted.

•
The accrual of lease fees depends on the MLA, and usually begins approximately 30 days after notification that the site is ready for installation, or when the tenant installs or activates its equipment.

•
Subsequent invoicing depends upon the particular MLA, and in most cases occurs monthly or quarterly in advance.

Lease Amendments
In addition to Colocation, we drive our revenue and operating margins by leasing additional space or equipment or providing certain ancillary services to existing Tenants on sites through Lease Amendments. For example, an existing Tenant may choose to deploy an additional technology, such as 3G, 4G/LTE or potentially 5G technology at the same site the Tenant is leasing, or an existing Tenant may seek to connect fiber to the Tower, which requires the provision of additional power for that connection.
Our customers utilize different technologies, though active GSM technologies comprise the most prevalent type of technology on our Towers to date. Data demands continue to be a key factor in our markets and certain large MNOs have recently announced plans to launch, or have already begun deploying 4G/LTE networks. In the future 5G networks are also expected to be deployed. These technologies require increased density for Towers and equipment, increasing the need for additional points of service and amplifying the need for Colocation.
As subscriber density increases, tower operators deploy additional infill sites to deliver further capacity to areas of demand. This densification of the network is driven further by the deployment of 3G and 4G services, which are typically carried over higher frequency spectrum bands. This is also the case for 5G services which may be provided in the future. The cell-sizes for these higher frequency bands are much smaller than, for example, a GSM 900 MHz cell, but the capacity that is delivered over a similar area is much higher and can therefore support high subscriber density and deliver higher voice and data traffic. The recent deployment of 3G/4G in lower frequency bands does not negate the need for densification, as it allows 3G and 4G coverage to be extended into more rural areas similar to 2G coverage. We expect MNOs in our markets to continue to service 2G, 3G and 4G technologies for many more years.
New Sites
We believe that the timely deployment of New Sites, which includes site acquisition, construction and structural and electrical engineering, has been a critical component in obtaining and completing site orders. We have extensive experience in deploying over 6,900 New Sites and have been a major provider to the market in New Sites since 2011. The average cost to build a typical macro New Site is in the range of $80,000 to $100,000 in our African and Middle Eastern businesses, and in the range of $40,000 to $60,000 in Latin America.
New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions, rooftop and wall-mounted towers and cells-on-wheels. For New Sites, we retain ownership as well as the exclusive right to colocate additional Tenants on the tower. These New Sites always begin operations with at least a single tenant, with Colocation and Lease Amendments expected at future dates. We seek to construct New Sites only in locations where Key Customers are committed to be the initial tenant with optimal additional Colocation capacity, and therefore generally aim to only build Towers for customers in locations that have the potential to attract other customers. We strive to realize the operating leverage inherent in the tower business by leasing up the New Sites with additional tenancies. In Africa and the Middle East, we aim to construct New Sites with the appropriate power systems for their location, which may include hybrid batteries and solar systems. See “— Power and Power Management.” Given the operating model in Latin America, power systems are less relevant in these markets where the provision of power is a responsibility of the customer.
The entire process from receipt of work order to completion of New Site construction typically takes approximately 90 to 125 days. The actual time taken and the detailed steps followed can vary depending on the country, customer, the location of the specific site and issues, if any, identified during the site acquisition process.
A typical New Site process, including additional value-added services, involves the following steps:
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A new customer will sign an MLA, or have an existing MLA with the relevant optionality to roll-out New Sites, and inform the marketing unit that it requires a New Site in a certain location (usually a location within a 200 meter radius of a precise coordinate, referred to as a search ring).

•
Mapping specialists select the most suitable sites based on a number of factors, including (i) the proximity to central coordinates provided by the customer, (ii) appropriate terrain most suited to broadcasting of uninterrupted signals, (iii) which sites provide the most attractive property lease or purchase terms, with a preference for purchasing the land, (iv) which sites have the highest potential to be approved for aviation and environmental permits in the shortest time frame and (v) which sites may be the most viable location for additional Tenants. Final sites selected are submitted to the customer or to our site acquisition department pursuant to the customer’s request.

•
Once a location is accepted by the customer, we negotiate and enter into either (i) a long-term ground lease pursuant to which we acquire a leasehold interest in the property, (ii) a contract of sale pursuant to which we acquire title to the property, (iii) an easement agreement pursuant to which we acquire an easement over the property, or (iv) an option to purchase or lease the property in the future. Concurrent with the negotiation of appropriate property rights, we obtain a title report on the site, conduct a survey of the site, perform soil analysis of the site and obtain an environmental survey of the site (if relevant). The resultant plan is then submitted to the relevant regulatory authority for approval. We also obtain land use permits necessary to commence construction on the site or install equipment on the site.

•
Upon the customer’s acceptance of the completion of the tower construction, under certain MLAs, a separate SLA is then signed for the commissioning of the individual site, which incorporates the provisions of the MLA.

The accrual of the lease and maintenance fees generally starts at the time of the customer’s acceptance of the completion of the tower construction. Subsequent invoicing depends on the particular MLA but generally commences within 30 days of the customer’s acceptance or delivery of the site.
Decommissioning sites
Historically, we have grown our portfolio through constructing New Sites, along with the acquisition of site portfolios from HTN Towers and MNOs. As a result of acquisitions of multiple tower portfolios in the same markets, we often have multiple Towers in close proximity to each other. If it is economically and commercially viable to do so, and if agreed to by the tenant, we migrate Tenants from one Tower onto a nearby Tower as additional Colocation and then decommission the empty site. While the decommissioning of Towers offsets our overall growth in the number of Towers, it allows us to eliminate duplicative cost of sales and ongoing maintenance capital expenditures of the decommissioned tower with only a marginal cost of sales increase at our retained sites through increased power consumption. We aim to continue working with our customers to determine if we can improve our service offerings through further decommissioning.
Site management and maintenance
We deploy a combination of in-house personnel and third-party contractors to manage and maintain our Towers. In-house personnel are responsible for oversight and supervision of all aspects of preventative and corrective maintenance and site management, including managing the operational aspects of customer relationships, managing structural engineering and tower capacity issues, ensuring proper signage, and supervision of independent contractors. We engage numerous vendors to provide various services in connection with site acquisition, construction, access management, security and preventative and corrective maintenance of tower sites, as well as the supply of diesel to certain of our sites. As of June 30, 2021, we had entered into outsourcing arrangements for certain services in respect of 72% of our sites.
For example, we have outsourced power management, refurbishment, operations and maintenance and security functions at some of our sites to third-party contractors. These power management functions include the supply of diesel to certain sites and deployment of alternative power technologies that we configure and design, such as hybrid and solar power technologies, on certain sites, to help reduce diesel consumption to a contracted volume. Third-party contractors providing material operational services are subject to strict contractual execution targets for both financial and operational performance. By entering into these agreements, we are able to ensure the proper functioning of our sites and fix our costs by setting maximum costs per site (subject to typical inflation escalation) with the third-party contractor providing the services. In addition to the service level agreements that need to be maintained, outsourcing to contractors allows us to budget more effectively.
Site maintenance and management activities include:
Site monitoring and control
Our NOCs are 24-hour fully operational management centers from which our personnel monitor and control the tower sites from a central location. Remote monitoring systems allow us to better monitor, regulate and control site conditions, including, among other things, site AC, DC, load, power consumption per tenant, diesel usage and tank levels, environmental alarms (shelter temperatures, smoke detectors, etc.) and remote access control. We have remote monitoring systems installed in six of our nine markets covering 88% of our sites within these six countries (with monitoring of almost all remaining sites through MNO network operating centers). Our NOCs are operated 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data includes access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. Given the current operating environment in Latin America and no provision of service levels to customers, our businesses in Brazil, Peru and Colombia do not require NOCs.
The activities conducted in the NOCs ensure that we provide our customers with quality service and uptimes. We have averaged a power uptime of 99.8% across our tower portfolio in our African markets for the six months ended June 30, 2021, with an average mean time to repair of under two hours for the six months ended June 30, 2021.
Security
The protection of our sites is key to ensuring the sustainability of our business. We ensure that our Towers generally have fencing and security lights and, where relevant, such as in our African markets, our sites are guarded by outsourced security guards. We apply rigorous access control policies at the sites and require each visitor to be pre-approved with customer representatives. Our remote monitoring systems also allow us to track all access to restricted areas on the sites.

Power and Power Management
The reliability of main grid electricity varies considerably across our footprint and determines, along with the requirements of any one site, the most appropriate power system for that site. Specifically in our African markets where there can be a lack of reliable main grid electricity supply, we currently source a substantial amount of our power needs for daily operations from a combination of diesel generators, solar panels, and deep cycle batteries. As of June 30, 2021, 45% of our sites in our African markets were powered with hybrid power systems (a combination of diesel generators with solar and / or battery systems), 28% with only generators, 23% with grid connectivity and back-up generators, with the remaining 4% powered through only grid connectivity or solar power and other systems. As of June 30, 2021, 8,680 of sites in Africa had solar power solutions, representing 36% of our Towers in Africa. In Latin America and Kuwait our sites are typically powered by the grid solutions, with back-up power systems in certain instances. We, or third-party contractors we have engaged for certain sites, are responsible for monitoring the diesel levels of our generator tanks and scheduling diesel deliveries. Given the importance of diesel for the operation of our sites in many of our African markets, we may purchase diesel in large quantities, which is then stored at our facilities.
To address the costs associated with diesel generator usage and maintenance in our African markets, we introduced hybrid battery power systems, which involve alternating between power storage sources, such as batteries (VRLA and lithium ion) and diesel generators. On certain sites, we have also switched from using 3-phase AC generators to DC generators or single phase generators, which consume less diesel. We have also begun deploying hybrid solar power systems on certain sites.
We continuously evaluate innovative power management technologies and solutions, including more efficient generators, hybrid battery systems and solar systems. We outsource certain services, including power management and site maintenance for our sites, which includes over 9,000 sites in Nigeria where we have deployed hybrid power systems. These systems use batteries and/or solar power systems, along with traditional generators, to reduce fuel costs and create a more consistent energy supply to increase network uptime for our customers. In Nigeria, for the year ended December 31, 2020, the deployment of these power management solutions has resulted in, on average, an approximately 50% reduction in diesel consumption per tower on the more than 7,500 sites where we have deployed hybrid power solutions that include solar power.
Given the reliable grid connectivity and power pass through nature of most customer contracts in Kuwait and our Latin American markets, power management is less of a focus in these markets.
Replacement of power systems in cycles forms a significant part of our annual maintenance capital expenditures, which are in the range of $2,000 to $6,000 per Tower per year in our African and Middle Eastern businesses. Given the different power environment in our Latin America business, annual maintenance capital expenditures are currently less than $500 per tower per year.
Tower Lease Agreements
We lease space on Towers to our customers pursuant to a combination of MLAs, which provide the commercial terms governing the lease of tower space, MLL agreements, and individual SLAs, where relevant, which act as an appendix to the relevant MLA, and include site-specific terms for each relevant tower.
Tower lease agreements, whether long-term lease agreements, master tower space use agreements or other MLAs such as Managed with License to Lease Agreements, or MLLs, are the principal agreement between the customer and us. These govern the ongoing and long-term customer relationship and provide the commercial terms governing the lease of tower space. As of June 30, 2021, the average remaining length of our MLAs was 6.3 years. An MLA typically has an initial term of 5 to 15 years and will stay in effect until the parties renew or sign a new tower lease agreement. When we acquire portfolios of towers or construct towers for customers in new markets, we typically sign an MLA with a minimum duration of 10 years. A number of the MLAs with our customers are deemed automatically renewed if not cancelled by the stated expiration date. The material commercial terms of our MLAs are typical for the tower infrastructure industry in our markets and include contractual provisions setting out, among other things, pricing, renewal clauses, termination clauses, inflation-linked price escalations and, in certain cases, provisions designed to mitigate foreign exchange risk.
In addition to the other types of MLA described above, we also operate sites owned by an MNO through Managed with License to Lease Agreements. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for us. The site owner reduces its operating costs, eliminates capital expenditures and frees up management time.
Our MLL agreements typically have a term of 15 years with a five-year renewal period. Our two current MLL Agreements also grant the Tenant the option to withdraw from five sites per year, not to exceed 50 sites across the full term, and provided there is no other Tenant on each site. The average remaining duration of our two MLL agreements is 6.7 years and the total number of Tenants on sites operated under MLL agreements is approximately 3,398.
The table below outlines collectively the typical key contract terms of our tower lease agreements with our Key Customers as of June 30, 2021:
Country	Duration of MLA	Remaining Duration of Current Term	Extension Option
Nigeria	5 – 15 years	7.1 years	5 years extendable terms
Côte d’Ivoire	10 – 15 years	4.2 years	5 years extendable terms
Cameroon	10 – 15 years	4.2 years	5 years extendable terms
Zambia	10 years	3.4 years	3 – 5 years extendable terms
Rwanda	10 years	4.7 years	3 – 5 years extendable terms
Kuwait	10 years	8.6 years	5 years extendable term
Brazil, Peru and Colombia	5 – 20 years	6.9 years	5 – 20 years on a site by site basis
For the six months ended June 30, 2021, 48% of our revenues were linked to the U.S. dollar, 16% of our revenues were linked to the euro and 4% of our revenues were linked to the cost of diesel. However, the manner in which these revenues are linked differs by lease agreement. The U.S. dollar-linked contracts with U.S. dollar revenue components typically have a formula for determining the U.S. dollar to local currency exchange rate over a period of time. For example, for the majority of MLAs in Nigeria, the U.S. dollar component of the monthly lease fee is converted to Naira for settlement at a fixed conversion rate for a stated period of time. The conversion rate in such MLAs is reset after a period of three months, six months or a maximum of 12 months. Of our 48% of revenues linked to the U.S. dollar for the six months ended June 30, 2021, 3% reset on a monthly basis, 76% reset on a quarterly basis, 3% reset on a semi-annual basis and 17% reset on an annual basis. While we reached agreement in 2020 with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX rate), historically, the conversion rates included in some of our MLAs was different to the rates at which our financial results have been translated into U.S. dollars for reporting purposes. For example, as described under “Risk Factors — Risk Relating to our Business — The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries’ financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations,” in April 2017, the CBN introduced a new foreign exchange window for investors and exporters that resulted in the conversion rates for our MLAs for our Nigerian operations to be different from the rates at which our financial results were translated into U.S. dollars for reporting purposes. As of January 1, 2018, our financial results in Nigeria are translated into U.S. dollars based on the NAFEX rate, which differed from the rates included in some of our MLAs until the recent amendments to the contracts with certain of our Key Customers in Nigeria to update the reference exchange rates therein to the prevailing market rate available on Bloomberg. Certain of our other contracts, such as in Côte d’Ivoire and Cameroon, are linked to foreign currencies such as the euro because they are based on local currencies that are “pegged” to such foreign currencies. In Kuwait and Latin America, our MLAs are based on local currency pricing with no direct foreign exchange link or conversion mechanism. See also “Risk Factors — Risks Relating to Our Business — We and our customers face foreign exchange risks, which may be material.”
We also benefit from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices. These provisions help us mitigate exposure to volatility in diesel prices. For example, in certain MLAs where there is a certain percentage increase or decrease in the per liter price of diesel above or below an agreed base price, such percentage increase or decrease is also applied to a portion of the full monthly lease fee. For the six months ended June 30, 2021, 4% of revenue was linked to the cost of diesel through power indexation clauses.
Except for certain material events of default, our MLAs may only be terminated prior to the agreed termination date according to the agreed notice period. As a result, we believe that revenue earned from lease fees provide a highly visible and recurring revenue stream. As of June 30, 2021, the average remaining length of our MLAs was 6.3 years, with an average remaining tenant lease term of 7.4 years, and only 30% of our site tenancies are due to expire by the end of 2025.
We expect that our MLAs and MLLs will generally experience a high renewal rate because (i) the locations of many of the Towers are critical to the efficient and cost effective operation of the Tenants’ telecommunications networks, (ii) there are cost and time implications to our customers associated with re-configuring antenna equipment across multiple towers when relocating, (iii) there is often a lack of alternative sites and other operators within a required proximity, and (iv) there are site acquisition, regulatory compliance issues and other barriers associated with the construction of New Sites and the relocation of antenna equipment.
Site Lease Agreements
In addition to the MLA, where a customer requests new space for additional Colocation or New Sites, pursuant to some of our existing MLAs, we sometimes also enter into one or more SLAs with that customer, which include certain site-specific arrangements. The tenure of an SLA varies between 5 and 10 years depending on the length of the underlying MLA and typically includes renewal clauses based on certain agreed conditions. The material commercial terms will be agreed in the relevant MLA, with the SLA including site-specific terms such as equipment loading.
Renewals of SLAs are generally linked to the extension of the term of the related MLA.
Lease Fees
Lease fees for the services we provide are normally invoiced to Tenants in advance on a monthly or quarterly basis. The average lease fee received from a new tenant is generally fixed for the initial term of the MLA or MLL, which generally include an annual inflation-linked escalation, and cover:
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Power requirements;

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Amount of ground and tower space that the Tenants’ equipment and specifications require, including the size of the tenant’s antenna equipment located on the tower and the ground space necessary for the tenant’s electronic and other equipment related to the antenna; and

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Site location.

For certain customers, we also charge lease fees on the basis of the type of technology employed by the customer, which includes a defined amount of space and power as necessary for such technology. In most cases, additional fees may be invoiced if such customers require additional space and/or power in excess of these specifications, subject to the terms of the relevant MLA.
Managed Services
For sites that we do not own but operate on behalf of another party, such as an MNO, we provide Managed Services. Managed Services include providing all aspects of preventative and corrective maintenance and site management. We provide our customers with Managed Services through a combination of in-house personnel and third-party contractors.
In Kuwait, until the necessary documentation for the transfer of approximately 450 sites are available and we accept such sites, these sites are operated and managed by us under a Managed Services agreement. Once transferred, these sites will fall under the scope of the MLA signed with Zain Kuwait.
Real Property Leases
Most of our sites are located on real property which has been leased to us by individual landowners under ground lease agreements. As of June 30, 2021, approximately 88% of our Towers were on leased property. See “— Properties.” Most of our real property leases have durations of 3 to 15 years, and in Kuwait a certain number of our leases with local cooperatives tend to be for one year. The table below shows the number of sites we lease for our Towers and the average lease duration, by country, as of June 30, 2021.
	Number of leases	Average remaining duration
Nigeria	14,382	8.5
Côte d’Ivoire	2,645	2.5
Cameroon	1,616	3.8
Zambia	1,505	5.8
Rwanda	939	6.1
Kuwait	1,061	2.3
Brazil, Peru and Colombia	4,570	13.0
Total	26,718	7.9
The ground lease contracts that we enter into vary across our markets in terms of the contract structure, tenor and payment frequency. In most of the African markets in which we operate, ground lease fees are generally paid in advance, for a one, five, or ten-year portion of the overall duration of the lease, with typically pre-agreed lease fee increases of between 5% and 40% for each subsequent three, five or ten-year period. Since advance payments for ground lease fees typically represent a substantial rental yield for the landlord, in our experience, ground leases are, in most cases, not difficult to obtain or renew. In our Latin American businesses, the lease costs are typically paid monthly in arrear and passed through to the customers. Our ground leases are typically renewed between three and 12 months prior to expiration. Since the beginning of 2018, we have had approximately 117 leases that have been terminated by the landlord. If terminated by the landlord, the unearned portion of the rent is typically reimbursed to us. In the last few years, we have sought to purchase the freehold interest in the tower site land rather than maintain the lease interest. As of June 30, 2021, we own the land for 8% of our sites.
Sales and Marketing
We aim to generate additional Colocation and Lease Amendments through actively promoting tower sharing in our markets. We offer the largest portfolios in the countries in which we operate and use our experience and expertise to enable our customers to broaden their range of network leasing options. Our sales and marketing team is in regular discussions with customers to identify whether the existing Towers can fulfill new tenancy demand, or if the customers may require a New Site. In many cases, customers prefer a Colocation option due to a faster time-to-market advantage. However, our expertise in site acquisition, construction, and structural and electrical engineering, as well as regulatory compliance, has been a critical component in obtaining and completing New Site orders on time and within budget.
Our sales and marketing department has the following responsibilities:

(i)
New business development, focusing on maximizing Colocation, Lease Amendments and New Site opportunities based on the customer’s roll out plans;

(ii)
Maintaining and growing business relationships with existing Tenants;

(iii)
Collecting feedback regarding the quality of the service and providing prompt assistance in order to maintain the customer’s satisfaction;

(iv)
Negotiating commercial contracts, including lease fees, with customers on competitive terms and ensuring accurate billing and timely collection; and

(v)
Processing customers’ acceptance of sites and examining the creditworthiness of new customers.

Customers
Our main customers in each country of operations are leading MNOs in that country. In addition, and to a much smaller extent, we lease space on our Towers to customers providing wireless broadband and data services, to broadcasting companies that use tower infrastructure in the broadcast of television signals, to transmission companies that provide transmission connectivity services and to corporates for the provision of enterprise connectivity. See “Risk Factors — Risks Relating to Our Business — A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of tower lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.”
The following table sets forth our number of Tenants per country, as of June 30, 2021.
	As of June 30, 2021
	Number of Key Customer Tenants	Number of Total Tenants	Key Customers Percentage of Total
Nigeria	23,692	24,602	96%
Côte d’Ivoire	4,258	4,769	89%
Cameroon	3,302	3,648	91%
Zambia	2,414	3,240	75%
Rwanda	1,733	2,383	73%
Kuwait	1,229	1,229	100%
Brazil, Peru and Colombia	4,997	5,616	89%
Total	41,625	45,487	92%
As of June 30, 2021, Key Customer Tenants accounted for 92% of our tenant base, with other customer Tenants accounting for the other 8%.
Churn
Churn refers to the loss of tenancies when services provided by us are terminated, a tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract. For example, a tenant may Churn if the MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
We experienced Churn in the years ended December 31, 2018, 2019, 2020 and the six months ended June 30, 2021, of 493, 305, 381 and 774 Tenants, respectively. The Churn of 774 Tenants in

2021 includes over 450 Tenants from a non-GSM customer in Nigeria that we removed from our Tenant count in March 2021. The Churn that we have historically experienced from our Key Customers has been limited.
Competition
We believe that competition in the tower infrastructure industry in emerging and less developed markets (including markets such as the Middle East and Latin America) is based on, among other things, power management expertise, tower location, relationships with telecommunications operators, tower quality and height, pricing and ability to offer additional services to tenants and operational performance, as well as the size of a company’s site portfolio and its ability to access efficient capital. We compete with other global tower companies, both for new business and for the acquisition of assets.
For example, in 2014, certain MNOs, including MTN Nigeria, Airtel Nigeria and Etisalat Nigeria (now known as 9mobile) concluded sale and lease back transactions of their previously owned site portfolios in Nigeria. These transactions led to the emergence of ATC as the other major independent tower company in Nigeria, with a site portfolio of approximately 5,400 towers following the acquisition. ATC is our primary competitor in Nigeria and Africa. We are the market leader in Africa by tower count with 24,349 towers compared to ATC with 20,988 towers, Helios Towers Plc with 8,603 towers and SBA Communications with approximately 1,000 towers as of June 30, 2021. In Brazil, the competitive landscape is wider with ATC and SBA owning approximately 23,000 and 10,000 towers, respectively, and numerous smaller tower companies of similar size or smaller to the CSS business we acquired. The Brazilian competitive landscape presents opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for colocation. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets. In particular, we may face competition in Latin America from other telecommunication operators who may have a substantially larger site portfolio or have operated in the region for a longer period of time than we have.
In relation to building New Sites, in Africa we have typically been the only company that is building for our major customers. In Brazil, New Sites forms a key part of our organic growth strategy and prior to the CSS Acquisition, the CSS business was a market leader in New Site volumes. For further information regarding the competitive landscape of the tower industry and related risks, please refer to “Risk Factors — Risks Relating to Our Business — Increased competition in the tower infrastructure industry may materially and adversely affect our business.”
Permits and Regulation
Overview
We are subject to regulatory requirements relating to licensing and registration in most of the countries in which we operate. The regulations and procedures guiding the operation, location and leasing of telecommunications towers are generally drawn from national, state and local legislation, regulations and administrative consents from the relevant government or governmental authorities in each jurisdiction in which we operate.
In each relevant jurisdiction, specific consents and/or permits are required to erect and own masts and towers. These consents generally relate to building or construction permits, property or land use permits, environmental permits and aviation clearance permits. As we look to expand our offering to include services like fiber connectivity, rural offerings and other verticals, we may be subject to increased regulatory, license and permit obligations (including in respect of active telecommunications elements that may comprise part of the arrangements with customers). Non-compliance with applicable regulatory requirements, licenses, consents and permits may lead to shut down and/or decommissioning orders relating to the sites and/or monetary fines and/or an inability to continue our business or pursue new business lines or investments.

License to operate
Most of the jurisdictions in which we currently operate have a license or authorization regime to operate a passive telecommunications infrastructure business. Where applicable, licenses or authorizations are issued by the relevant national regulator which regulates our operations in such country. A summary of some of these key licenses and/or authorizations is as follows:
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Cameroon.   The Ministry of Posts and Telecommunications (Ministere des Postes et Telecommunications) issued a five-year renewable license to IHS Cameroon from November 2017.

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Côte d’Ivoire.   While the licensing regime for the passive telecommunications infrastructure sector is currently in the process of being finalized by the government, IHS Côte d’Ivoire operates under a General Authorization (Autorisation Générale) issued for two years by ARTCI. On July 27, 2021 we received a notification letter from ARTCI confirming their decision to renew our General Authorization for two years, subject to the payment of fees and the issuance of a final signed decree (the “ARTCI Decision Renewal”). As of the date of this prospectus, we have not received the signed decree or renewed General Authorization. The ARTCI Decision Renewal allows us to continue to operate even after the expiration of the existing certificate in June 2021 whilst we wait for the renewed General Authorization.

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Nigeria.   The NCC has issued Infrastructure Sharing and Colocation Licenses to each of IHS Nigeria Limited, INT Towers Limited and IHS Towers NG Limited. Each such license is granted for a period of 10 years and is renewable at its expiration for a subsequent period of 10 years. The NCC has also issued a Unified Access Service Licence to Global Independent Connect Limited for a period of 15 years, which is renewable at its expiration for a subsequent period of 15 years. None of our operating subsidiaries’ licenses are due for renewal before December 2024.

•
Rwanda.   The Rwanda Utilities Regulatory Authority, or RURA, has issued a license to each of our Rwanda operating entities. These licenses are valid for an initial period of 15 years and each license can be renewed for successive five year periods.

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Zambia.   ZICTA has issued a Network (National) License to IHS Zambia, which is valid for an initial period of 15 years and can be renewed for subsequent periods of 10 years after the expiration of its initial term.

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Kuwait.   IHS Kuwait Limited operates under (1) a commercial license issued by the Kuwait Ministry of Commerce and Industry valid until July 8, 2023; (2) an investment license issued by the Kuwait Direct Investment Promotion Authority valid until July 8, 2023; and (3) an operational license issued by the Communication and Information Technology Regulatory Authority valid until July 7, 2034.

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Brazil.   Tower operators do not require any tower company specific license, authorizations, registrations, notifications and consents issued by the Brazilian regulatory authorities. All providers of multimedia communications services (Serviço de Comunicação Multimídia), which includes providers of fiber connectivity, are required to have a license issued by Anatel (Licença SCM — Serviço de Comunicação Multimídia) in order to operate in Brazil. FiberCo is expected to hold the required license upon the completion of the TIM Fiber Acquisition.

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Colombia.   Our Colombian entities do not require any tower company specific license.

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Peru.    Our Peruvian entity holds an infrastructure provider registration certificate issued by the Peruvian Ministry of Communications which permits us to provide tower space to MNOs. It was issued in August 2016 and has a five-year term with an automatic renewal. The registration certificate is currently in the process of being renewed with the local authorities in Peru.

Land Use
In most of the countries in which we operate, a building permit from the relevant public authority, such as the municipality or local district, is sufficient for building a telecommunications tower. The number of permits, payments and consents relating to land usage tends to be higher in Nigeria, largely due to the administrative structure of the Nigerian government (generally divided between federal, state and local government authorities). In Rwanda, RURA operates as the single provider of all relevant permits and grants any relevant building permit relating to sites after permissions or non-objections have been received from local and environmental authorities.
Consequences for failure to obtain building or construction permits may include a requirement to dismantle a tower which, in some areas, such as Lagos state in Nigeria, may be at the expense of the owner of the tower.
In addition to the permits and authorizations referred to above, we must enter into agreements relating to the right of land usage for each site on which a tower is located. This can take the form of a lease agreement, a concession agreement or title documentation for those sites where we have acquired the underlying land. In some countries, such as Cameroon, Côte d’Ivoire and Nigeria, a lease agreement needs to be registered with the relevant authorities. See “— Real Property Leases.”
Civil Aviation
Aviation regulations may apply to the building and operation of towers. While in the majority of cases, aviation regulations provide for a one-off clearance by the respective civil aviation authority prior to the construction of a site located in the vicinity of an airport, the Nigerian Civil Aviation Authority has a broader remit and requires a yearly renewal approval certificate in addition to prior consent before the construction of towers and masts installed within 15 kilometers of any airport, or within the proximity of helicopter pads and their approaches, as well as for those towers and masts above 30 meters in height anywhere in Nigeria.
The Brazilian Civil Aviation Authority requires tower sites to obtain an approval certificate that must be renewed yearly. The Civil Aviation regulation in our other countries of operation typically encompasses an obligation to provide security lighting on towers and/or to paint them a certain color.
Others
In most of the countries where we operate, zoning restrictions and certain other restrictions may apply to tower construction. Any applicable radius requirements will largely depend on whether the construction is in an urban or rural area, and sometimes on the height of the structure. For example, in Nigeria, towers in excess of 55 meters in height may not be built within a one kilometer radius of another tower without the Nigerian Communications Commission’s prior consent, and there may also be set-back requirements based on distance to certain controlled access areas, roads or high voltage power transmission lines; in Cameroon, the minimum distance required between sites is generally 750 meters in residential areas and two kilometers in non-residential areas; and in Rwanda, the minimum distance required between sites is generally 500 meters in urban areas and one kilometer in rural areas. The Brazilian Civil Aviation Authority requires tower sites to obtain an approval certificate that must be renewed yearly.
In addition to the main licenses, permits and consents listed above, additional regulations may also apply to certain operations. For example, depending on the location of a site, a Lagos State Infrastructure Maintenance Agency (previously the Urban Furniture Regulatory Unit) consent may be required in Nigeria, which may require a tower to be painted a certain color or to be disguised, and the Federal Capital Development Authority may require a tower situated in Abuja to be disguised.
Sustainability Program
Through our business model, we aim to make a positive impact in society and in promoting shared values. Our investment in telecommunication infrastructure aims to help connect individuals, businesses and communities to one another. As telecommunication connectivity reaches more people, and is consumed in more diverse modes, it creates more jobs, and greater opportunities for people, businesses and communities to thrive and prosper. As a critical element of the telecommunications value chain in our markets, we help deliver connectivity to almost 600 million people across our nine-country footprint. This is crucial in emerging and less developed markets where the need for digital infrastructure and connectivity is particularly high. We provide infrastructure to be shared by multiple customers, rather than duplicating investment and infrastructure build.
Additionally, our business model allows us to tackle significant community issues through providing our infrastructure, such as a lack of reliable power in our African markets and an over reliance on CO2 emitting diesel generators, as well as a lack of digital connectivity in rural communities.
To reduce our carbon footprint and provide better end service to our customers, we have historically invested in batteries, solar and other clean energy sources at our sites. As of June 30, 2021, approximately 36% of our African sites had solar power available to them, with the remainder relying on a combination of generators, hybrid and recycled batteries, and the grid.
In 2020, we launched our rural telephony network services in Nigeria, which aims to provide remote communities with 2G and 3G voice and data access so that they can benefit from the socioeconomic opportunities made available by mobile connectivity. By deploying an efficient solar powered network solution, connected by dedicated very-small-aperture terminal transmission links, we have established 30 operational radio telephony sites to-date, with a goal to expand further to additional rural settlements in our markets.
During 2021, we also continued advancing our sustainability efforts on multiple fronts across our markets, including expanding our UNICEF partnership in Nigeria, launching the Energy and Environment Hub in Nigeria to support micro, small and medium enterprises, and delivering numerous initiatives devoted to education, World Environment Day and promoting health awareness and combatting COVID-19.
Our four-pillar strategy
In addition to the inherent sustainability in our business model and helping the digital agenda in our nine countries of operation advance through infrastructure provision, to support further sustainable growth, we have also developed a Sustainability strategy built on four pillars: (i) environment and climate change, (ii) education and economic growth, (iii) our people and communities and (iv) ethics and governance. Having become a Signatory of the UN Global Compact in 2020, we are expected to produce an annual ‘Communication on Progress’ covering how we are supporting the Compact’s ten principles in areas such as human rights, labor standards, the environment and anti-corruption, and our 2020 sustainability report serves as our first CoP. We believe that our sustainability programs contribute to nine out of the 17 United Nations Sustainable Development Goals, or UN SDGs. The UN SDGs call for governments, business and society “to end poverty and create a life of dignity and opportunity for all within the boundaries of the planet,” and we intend to use these goals to inform future targets and programs so we can track and better measure our impact.
Each year, our in-country teams assess local community needs through the lens of our four-pillar Sustainability strategy to help develop our in-country Sustainability programs, aiming to identify clear actions and commitments for relevant projects.
Education is a significant priority for our in-country teams, as we believe education is key to social and economic development. We concentrate many of our community-building initiatives on strengthening local education systems, particularly in the areas of science, technology, engineering and mathematics, or STEM, in part to help foster the future talent of our industry. We have launched initiatives such as our Mission-T Program, a partnership between IHS Nigeria and the non-profit organization TechQuest, which seeks to improve the quality of Information and Communications Technology, or ICT, education by supporting teachers in their delivery of Nigeria’s national ICT curriculum. Under the program we have helped deliver teacher training programs and rolled out the Mission-T mobile app which hosts 65 interactive modules and 47 explainer videos for both teachers and students, based on the Nigerian ICT curriculum.
We also believe in improving educational facilities. Since 2017, we have refurbished approximately 40 classrooms in 14 schools. This includes the Queen Amina Girls School in Kaduna State Nigeria, which we first refurbished in 2017 and re-visited in 2021 to help transform its ICT laboratory into a Center of Excellence to improve digital literacy. In 2020, IHS Côte d’Ivoire partnered with UNICEF to build schools using bricks made from recycled plastic. This program, in collaboration with Conceptos Plastico, a third-party social enterprise, helped tackle an environmental issue while simultaneously improving learning facilities and generating employment opportunities for the local population.
Under our Group-wide Generator Recycling Program, we refurbish old generators from our sites and donate them to schools, orphanages, hospitals, medical and community centers. Since the program launched in 2017, we have donated approximately 240 generators across our five African markets providing a power source where electricity grids are often intermittent and unreliable.
We also support the professional development of our employees. Through our online learning platform through the IHS Academy, launched in 2017, we provide thousands of training items for employees to access 24/7 wherever they are in the world. Content is available in multiple different formats including e-learning courses, videos, workshop recordings, self-guided handouts and more. In 2020, as part of our commitment to increase gender diversity in our workforce, we launched the Women In IHS Network, or WIIN, mentoring program. With 220 mentoring pairs formed in the first year, this program provides opportunity for all IHS female employees to be mentored and aims to help facilitate new professional relationships, enabling mentees to build networks and improve skillsets.
During the COVID-19 pandemic, we have supported relief efforts in multiple ways. First, mobile connectivity has been important for people worldwide during the pandemic, enabling them to work, study and access virtual medical support. As a critical component and starting point of that infrastructure, our role in providing connectivity has been vital.
Moreover, throughout the pandemic, we supplemented our regular sustainability programs by helping to mitigate issues of availability of medical and safety equipment and by providing food to those without jobs or income. As part of this program, in conjunction with UNICEF, we provided over 130,000 COVID-19 test kits in Nigeria and delivered financial support to the Coalition Against COVID-19 (CACOVID), a private sector taskforce in partnership with Nigeria’s Federal Government and the Nigeria Center for Disease Control (NCDC), backed by the World Health Organization, to deliver COVID-19 relief efforts across Nigeria. In partnership with the Nigerian Red Cross, we provided food palliatives to approximately 4,500 households and through the NCDC donated ambulances to the Federal Capital Territory, Oyo, Kano and Edo States. We continue to provide funding and resources to help increase hospitals’ ICU capacity and donate personal protective equipment, or PPE, across our markets of operation. In 2020, this included more than 90,000 PPE items to Cote d’Ivoire’s Ministry of Health and Public Hygiene, and over 125,000 items to Rwanda’s and Zambia’s Ministries of Health respectively, alongside ventilators and oxygen concentrators to both protect frontline workers and respond to national oxygen shortages. In Brazil, we made two donations to the Hospital Albert Einstein Fund to support COVID-19 relief efforts and fund the provision of PPE in São Paulo and the State of Amazonas.
Finally, we believe in promoting sustainability across our industry and hosting engineering graduates as interns. In 2019, we helped form the Telecommunications and Technology Sustainability Working Group, which is an ongoing collaborative effort among telecommunications and technology companies striving to adopt sustainable practices across Nigeria.
Our governance framework is driven from the Board down through the organization. Our Board committee structure is detailed in “Management — Board Committee Composition.” The Group Executive Committee receives reports on sustainability and environmental, social and governance topics on a quarterly basis. We publish an annual Sustainability Report.
Environmental Regulation
Our operations are subject to various national, state and local environmental laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes and the siting of our Towers. We may be required to obtain permits, pay additional property taxes, comply with regulatory requirements and make certain informational filings related to hazardous substances or devices used to provide power such as batteries, generators and diesel at our sites. See “Risk Factors — Risks Relating to our Business — We could have liability under health, safety and environmental laws.”

While no specific environmental authorizations are required to build or operate Towers in Cameroon, Côte d’Ivoire and Kuwait, specific regulations and authorizations apply in our other markets. In Rwanda and Zambia, the construction of a site requires a one-off prior approval from the Environmental and Local Government Authorities (granted by RURA, which is the single approver for all regulatory authorizations for our activities in Rwanda) and the Zambia Environmental Management Agency, respectively. Similarly, in Brazil, Colombia and Peru, prior approval from the local environmental agency may be required before any new site is built and additional environmental authorizations might be required for sites built in protected areas. In Nigeria, environmental authorizations are required at two stages: the Federal Ministry of Environment requires an Environmental Impact Assessment to be issued prior to the construction of a site and every three years after a site is built an Environmental Audit Certificate needs to be issued or renewed by the National Environmental Standards and Regulations Enforcement Agency in respect of such site.
Employees
As of December 31, 2018, 2019, 2020, and June 30, 2021, we had 2,114, 1,854, 2,075 and 2,113 employees, respectively.
The table below sets out the number of employees, by geography, as of June 30, 2021:
Geography	As of June 30, 2021
Nigeria	1,308
Côte d’Ivoire	147
Cameroon	122
Zambia	111
Rwanda	80
Kuwait	34
Latin America	121
Other	190
Total	2,113
The table below sets out the number of employees, by category, as of June 30, 2021
Department	As of June 30, 2021
Finance	250
Technical	1,152
Information Technology	126
Commercial	52
Legal	83
Human resources	100
Executive	29
Other	321
Total	2,113
As of June 30, 2021, we had engaged third-party contractors from over 1,000 vendors, who performed various functions including in connection with site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of sites, as well as power management, including the supply of diesel, for certain of our sites.
In Cameroon, we have 38 unionized employees, representing approximately 31% of our staff, while in Côte d’Ivoire, we have 41 unionized employees, who represent approximately 28% of employees. In both countries we are subject to a National Collective Agreement of Trade, however this is issued at a country level and is not specific to us as a company.

Insurance
We have insurance policies in relation to (i) property damage, business interruption and erection/construction, (ii) political violence, (iii) third-party liability and (iv) directors’ and officers’ liability.
We maintain an all-risks policy for property damage, business interruption and erection/construction. This policy covers against losses that might arise from damage or loss to the tower infrastructure, including earthquakes, windstorms and floods. A political violence policy was also purchased to cover material damage and business interruption caused by terrorist or sabotage acts. We also carry a general third-party liability policy, covering third-party property damage and third-party personal injury where we are found to be legally liable.
Each of our insurance policies is subject to contractual terms and conditions, limits of indemnity, deductibles and exclusions and therefore we may be prevented from recovering in full for losses or damages that we may suffer.
Properties
As of June 30, 2021
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We lease a total of 4,137 square meters of office space and 31,152 square meters of warehouse space across Nigeria, and we own our Lagos office, at Plots 934 and 935 Idejo Street, Victoria Island, Lagos Nigeria;

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We lease a total of 12,450 square meters of office and warehouse space across Côte d'Ivoire;

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We lease a total of 10,232 square meters of office and warehouse space across Cameroon;

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We own our main office at Stand 12/1494 Corner Makishi and Mwalule Roads, Northmead Lusaka, Zambia and lease 4,296 square meters of warehouse space across Zambia;

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We lease 2,800 square meters of office and warehouse space in Kigali, Rwanda;

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We lease a total of 896 square meters of office space in the United Kingdom;

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We lease a total of 42 square meters of office space in the Netherlands;

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We lease a total of 1,442 square meters of office space in Dubai;

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We lease a total of 700 square meters of office and warehouse space in Kuwait;

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We lease a total of 620 square meters of office space in Brazil;

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We lease a total of 95 square meters of office space for our offices in Colombia; and

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We lease a total of 118 square meters of office space for our offices in Peru.

Legal Proceedings
We are subject to various legal and regulatory proceedings, claims and actions. Although the outcome of these proceedings, claims and actions cannot be predicted with certainty, we do not believe that the outcome of any such proceedings, claims and actions would, in our management’s judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any material legal and regulatory proceedings, claims and actions threatened against us. See “Risk Factors” for more information.

MANAGEMENT
Executive Officers and Directors
The following table presents information about each of our executive officers and directors, including their ages as of the date of this prospectus. Unless otherwise stated, the business address for our executive officers and directors is c/o 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.
Name	Age	Position
Sam Darwish	50	Chairman, Group Chief Executive Officer and Director
Mohamad Darwish	42	Senior Vice President, IHS Nigeria Chief Executive Officer
William Saad	50	Executive Vice President, Group Chief Operating Officer
Mustafa Tharoo	48	Executive Vice President, Group General Counsel
Adam Walker	53	Executive Vice President and Chief Financial Officer
Steve Howden	38	Senior Vice President, Deputy Chief Financial Officer
David Ordman	52	Senior Vice President, Deputy Chief Financial Officer
Ayotade Oyinlola	46	Senior Vice President, Chief Human Resources Officer
John Ellis Bush	68	Director
Ursula Burns	63	Director
Bashir El Rufai	68	Director
Nicholas Land	73	Director
Bryce Fort	42	Director
Frank Dangeard(1)	63	Director
Andrew Dench(2)	52	Director
Paul Maasdorp(2)	40	Director
Jérôme Michiels(1)	47	Director
Christian Li Kwet Liit(2)	57	Director
Kathleen Lai(2)	51	Director

(1)
Mr. Dangeard and Mr. Michiels are currently Directors as nominated representatives from Wendel. Upon completion of the Migration, Wendel will retain one nominated Director who is as of yet unspecified.

(2)
Intends to resign upon completion of the Migration.

The following is a brief summary of the business experience of each of our executive officers and directors:
Sam Darwish is one of our co-founders, our Chairman and Group Chief Executive Officer. An engineer by education, Mr. Darwish has over 25 years’ experience in the telecommunications industry. Before founding the Company in 2001, he served as the Deputy Managing Director of CELIA Motophone Ltd, a Nigerian GSM operator, from 1999 to 2000. Following his departure from CELIA Motophone Ltd in 2001, an action was brought against Mr. Darwish in Lebanon, alleging misappropriation of assets. That matter was closed with no finding of guilt or liability on the part of Mr. Darwish. Prior to that, Mr. Darwish was Vice Chairman and Director of projects at Lintel, an international GSM developer, from 1998 to 1999. Mr. Darwish also served as Network Manager for Libancell SAL, a Lebanese GSM operator, which is currently known as Touch, from 1994 to 1998. In addition, Mr. Darwish currently serves as the Founder and Principal of Singularity Investments, a private investment firm with a focus on technology, media and telecommunications companies in the United States and the emerging markets. He is also the Founder and President of DAR Properties, a property investment company, and DAR Telecoms, a telecommunications consulting company. Sam Darwish is the brother of Mohamad Darwish, our Senior Vice President and IHS Nigeria Chief Executive Officer.

Mohamad Darwish is one of our co-founders and has served as a Senior Vice President of IHS Towers and Chief Executive Officer of IHS Nigeria since November 2015. Prior to this, Mr. Darwish served as the IHS Nigeria Deputy CEO from October 2014 to November 2015. Mr. Darwish has around 20 years of experience in the telecommunications sector. Mohamad Darwish is the brother of Sam Darwish, our Chairman and Group Chief Executive Officer. In addition, Mr. Darwish currently serves as the Founder and Principal of Singularity Investments, a private investment firm with a focus on technology, media and telecommunications companies in the United States and the emerging markets.
William Saad is one of our co-founders and has served as Executive Vice President and Group Chief Operating Officer of IHS Towers since July 2012 and has 25 years’ experience in the telecommunications industry. Before co-founding the Company, Mr. Saad was the Operations Director at CELIA Motophone, a Nigerian GSM operator, from 1998 to 2001. Before joining CELIA, Mr. Saad served as project manager at Lintel SAL, an international GSM operator, from 1998 to 1999 and prior to that as OMC Network Administrator with Libancell SAL, the first Lebanese GSM operator, from 1995 to 1998. Mr. Saad also serves on the board of several private companies as well as the Lebanese-Nigerian Initiative, a non-profit organization.
Mustafa Tharoo has served as an Executive Vice President and the Group General Counsel since 2012. Before joining the Company, Mr. Tharoo was a Consultant at ADEPT Chambers in Tanzania from 2009 to 2011. Previously, Mr. Tharoo served as a consultant at Ringo & Associates in Tanzania from 2003 to 2009 and a Partner at Anjarwalla & Khanna in Kenya from 2000 to 2003. Mr. Tharoo has over 20 years of experience in corporate, compliance and regulatory matters as well as major transactions across Africa and the Middle East.
Adam Walker has served as Executive Vice President and Chief Financial Officer of IHS Towers since November 2017. Prior to joining the Company, Mr. Walker served as Group Finance Director of GKN plc from February 2014 to November 2017 and held the role of Chief Executive of GKN Land Systems from September 2015 to December 2016. Before then, Mr. Walker served as Group Finance Director of Informa plc from 2008 to 2013 and Group Finance Director of National Express Group plc from 2003 to 2008. Mr. Walker began his career at Deloitte and qualified as a Chartered Accountant in 1988. Mr. Walker also served as a non-executive director of Kier Group plc between January 2016 and December 2019. Mr. Walker has announced his intention to retire from his position as Chief Financial Officer of IHS Towers in March 2022.
Steve Howden has served as a Senior Vice President and Deputy Chief Financial Officer of IHS Towers since June 2019. Since joining the Company in January 2013, Mr. Howden has also served as SVP and Group Head of M&A as well as a variety of other senior finance positions. Prior to joining IHS Towers, Mr. Howden was a member of the Ernst & Young M&A department from 2006 to 2013 and in the Corporate Restructuring team at Ernst & Young and Andersen prior to that. Mr. Howden has approximately 15 years of finance and corporate finance experience. Mr. Howden is a qualified Chartered Accountant. Upon Mr. Walker’s retirement, it has been announced that Mr. Howden will succeed Mr. Walker as Chief Financial Officer of IHS Towers.
David Ordman serves as Senior Vice President and Deputy Chief Financial Officer of IHS Towers and joined the Company in January 2012. Mr. Ordman trained at PricewaterhouseCoopers in the United Kingdom and qualified as a Chartered Accountant. Mr. Ordman has over 20 years’ experience working in the international telecommunications and infrastructure business.
John Ellis (Jeb) Bush joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in August 2019. Mr. Bush has served as the President of Jeb Bush & Associates LLC since 2007 and as the Chairman of Dock Square Capital since 2016, as Chairman of Foundation for Excellence in Education since 2007 and as Chairman and Co-founder of Finback Investments Partners LLC since 2019. Mr. Bush was also a senior adviser for Barclays in 2014 and a board member of Tenet Healthcare Corp. from 2007 to 2014. Prior to that, Mr. Bush served as Governor of Florida from 1999 to 2007 and as the Florida Secretary of Commerce from 1986 to 1988. Mr. Bush received a bachelor’s degree magna cum laude in Latin American Studies from the University of Texas at Austin.
Ayotade Oyinlola has served as a Senior Vice President and the Chief Human Resources Officer of IHS Towers since July 2015. Prior to joining IHS Towers, Mr. Oyinlola served as Millicom Services

UK Head of HR for Africa and Europe from 2013 to 2015. He also served as Ericsson’s West Africa HR Director from 2011 to 2013 and Ericsson’s Sub-Sahara Africa Director for Learning and Development from 2009 to 2011. In addition, Mr. Oyinlola has previously held multiple senior positions at Shell Petroleum, Bristow Helicopters and Resourcery Limited. Mr. Oyinlola has over 20 years of Human Resources, IT and Telecommunications industry experience.
Ursula Burns joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in July 2020. Ms. Burns most recently held the position of Chief Executive Officer of VEON from December 2018 to March 2020 and Chair from June 2017 to June 2020. Ms. Burns currently serves as a member of the boards of directors of Endeavor Group Holdings, Exxon Mobil, Uber, Waystar and Teneo and provides leadership counsel to several community, educational and non-profit organizations. Ms. Burns served as Chair of the President's Export Council from 2015 to 2016 after holding the position of Vice Chair from 2010 to 2015. Ms. Burns also had 35 years of experience with Xerox, joining the organization as a mechanical engineer before moving into management, where she served in a number of strategic roles across the company, including as CEO from 2009 to 2016 and as Chair from 2010 to 2017.
Mallam Bashir Ahmad El-Rufai joined the Board of Directors of IHS Holding Limited in June 2013 and has served as Chairman of the Board of Directors for IHS Nigeria since 2002. Prior to joining IHS Nigeria, Mr. El-Rufai served as Training and Development Officer and later Assistant Production Manager at Kano State Oil & Allied Product Limited from 1977 to 1979, before joining Nigerian Cereals Processing Company Ltd as Group Marketing Manager from 1981 to 1983. He served as Chief Commercial Officer for the Northern District of Nigerian External Telecommunications Limited from 1983 to 1985 and held several positions at Nigerian Telecommunications Ltd from 1985 to 1996. Mr. El-Rufai was also a co-founder and President of Intercellular Nigeria Limited from 1997 to 2009. Mr. El-Rufai currently serves as Chairman of IHS Nigeria and Intercellular Nigeria Plc and has served as Vice Chairman and Corporate Advisor of Intercellular (Nigeria) Limited in 2009. He also served as an Independent Director of FSDH Merchant Bank Limited. Mr. El-Rufai has also chaired several boards, including Channel Distribution (an ICT company), MFB fertilizer and Chemical Co. Ltd, Systemtech (an IT company), Alpha Aluminium and Northstar Chemicals, among others.
Nicholas Land joined the Board of Directors of IHS Holding Limited in August 2019 as a Non-Executive Independent Director and Chair of our Audit Committee. Mr. Land has also served as the Deputy Chair of Thames Water Utilities Ltd and Chair of their Audit and Risk Committee since 2017 and as Chair of The Instant Group Ltd since 2019. Mr. Land has also served on the board of Astro Lighting Holdings Ltd since 2017 and has been a member of the Board of Trustees of the Vodafone Group Foundation since 2008, serving as Chair from 2011. He has also served as an adviser to the Board of Dentons UK EMEA LLP since 2007 and has been Chair of the Private Equity Reporting Group of the British Venture Capital Association since 2012. Mr. Land has previously served as a Non-Executive Director of Vodafone Group plc, Royal Dutch Shell plc, Alliance Boots GmbH, Ashmore Group plc and BBA Aviation plc. Mr. Land was as a Non-Executive Director of the Financial Reporting Council, chairing its Codes and Standards Committee, from 2011 to 2020. Mr. Land is qualified as a UK Chartered Accountant and had a 36-year career with Ernst & Young LLP, retiring as Executive Chairman of the firm in 2006.
Bryce Fort joined the Board of Directors of IHS Holding Limited in June 2013. Mr. Fort is a Managing Director and founding partner of Emerging Capital Partners, or ECP. With over $3.1 billion under management, ECP is a leading private equity manager focused exclusively on Africa. In his capacity as Managing Director, Mr. Fort is responsible for identifying, analyzing, and recommending investments, performing due diligence and leading transaction teams. Managing Director joined the ECP investment team in 2002 prior to ECP's spinout from Emerging Markets Partnership. In addition to serving on the Board of Directors of IHS Holding Limited, he has served on the boards of Mukuru, Wananchi Group, Java House, Artcaffé and Maarifa Education, among others. Before his employment with ECP, Mr. Fort worked for Deutsche Bank AG's European Healthcare Corporate Finance Group. Mr. Fort received a bachelor's degree cum laude in computer engineering with a minor in economics from Lehigh University.

Frank Dangeard joined the Board of Directors of IHS Holding Limited in September 2020. Mr. Dangeard was Chairman & CEO of Thomson from September 2004 to February 2008. Prior to that he was Deputy CEO of France Telecom from September 2002 to September 2004, Deputy CEO and Deputy Chairman of Thomson Multimedia from June 1997 to September 2002, and Managing Director of the investment bank SG Warburg & Co. Ltd from October 1988 to June 1997. He currently serves as Chairman of the boards of NatWest Markets and of NortonLifelock, and as a director of the NatWest Group, and has previously served on the boards of RPX, Orange, Equant, Wanadoo, Eutelsat, SonaeCom, Arqiva, and on the board of Telenor as Deputy Chairman. He has been a member of the Advisory Boards of the Harvard Business School and of Ecole des Hautes Etudes Commerciales, and was a founding board member of Bruegel, the European think-tank.
Andrew Dench joined the Board of Directors of IHS Holding Limited in November 2018. Mr. Dench has served as Senior Vice President and Head of GIC Infrastructure Asset Management since September 2015. Prior to joining GIC Infrastructure, Mr. Dench served as Deputy CEO and CFO at Veolia Water UK from June 2010 to January 2014, Head of Corporate Finance and Change at the London Stock Exchange Group from April 2014 to April 2015. He also spent 15 years in investment banking, at Morgan Stanley from July 1994 to June 2006 and at Credit Suisse from September 2006 to January 2010.
Jérôme Michiels joined the Board of Directors of IHS Holding Limited in May 2021. Mr. Michiels has served as Group Executive Vice-President of the Wendel Group since September 2019, as Chief Financial Officer since October 2015 and as Director of Operational Resources since January 2012. He is also a member of the Wendel Group’s Management Committee and a voting member of the Investment Committee and has served in other roles since December 2006. Previously, Mr. Michiels has served as a chargé d’affaires with BC Partners, an investment firm, from 2002 to 2006. Prior to that, he worked as a consultant in the Boston Consulting Group from 1999 to 2002.
Christian Li Kwet Liit joined the Board of Directors of IHS Holding Limited in July 2012. Mr. Li Kwet Liit is the Founder of the CKLB Fiduciary Services Group and has been its Group CEO since 1998. He has been a member of the board of directors of the Intercontinental Grouping of Accountants and Lawyers since 2015. Since 2017, he has also been a member of the Task Force Committee set up by the Mauritius Financial Services Commission to make recommendations to the Ministry of Financial Services on global business, cross border investments and tax. Mr. Li Kwet Liit is a Fellow of the Institute of Chartered Accountants in England and Wales and of the UK Chartered Institute of Management Accountants, and holds an MBA from the Strathclyde Business School, University of Strathclyde in Glasgow. He has been a member of the society of trust and Estate Practitioners for over 15 years.
Kathleen Lai joined the Board of Directors of IHS Holding Limited in December 2014. Ms. Lai has served as Head of CKLB's Group Operation, which includes trust, corporate and private equity fund administration services, since September 2005. Prior to joining CKLB, Ms. Lai served as a senior manager in the financial services division of the former Arthur Andersen Representative firm in Mauritius, where she worked from 1994 to 2005. Ms. Lai is a member of the Society of Trusts and Estate Practitioners and a Fellow of the Association of Chartered Certified Accountants.
Board Composition after This Offering
Upon consummation of this offering, we will have           directors,           of whom will be independent directors, on our board of directors. Directors may be appointed or removed in accordance with the terms of the Articles. In particular, a director may be removed by special resolution of the shareholders and for “cause” (as defined therein) by not less than 75% of the directors then in office. See “Description of Share Capital.” Each of our directors holds office until he or she resigns or is removed from office as discussed above.
Foreign Private Issuer Status
We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our shares will be listed on the NYSE. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

Under the NYSE rules, NYSE listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The NYSE rules require that the quorum for any meeting of the holders of shares should be sufficiently high to ensure a representative vote and give careful consideration to provisions fixing any proportion less than a majority of the outstanding shares as the quorum for shareholders’ meetings. We intend to follow the corporate governance practice of our home country, the Cayman Islands, which permits less than a majority of the outstanding shares as the quorum for shareholders’ meetings. The NYSE rules also require shareholder approval for equity compensation plans and material revisions to those plans. We intend to follow the corporate governance practice of our home country, the Cayman Islands, which does not require shareholder approval for these matters.
We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. For example, under the NYSE rules, U.S. domestic listed, non-controlled companies are required to have a majority independent board, which is not required under the Companies Act of the Cayman Islands, our home country. NYSE rules also require U.S. domestic listed, non-controlled companies to have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, which are not required under our home country laws.
Following our home country governance practices may provide less protection than is given to investors under the NYSE listing requirements applicable to domestic issuers. For more information, see “Risk Factors — Risks Relating to our Initial Public Offering and Ownership of our Ordinary Shares — As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.”
Board Committee Composition
The Board has established, or will establish prior to the consummation of this offering, an audit committee; a remuneration committee; a nominations and corporate governance committee and an environmental, health and safety committee.
Audit Committee
The audit committee, which is expected to consist of           ,           and           , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements.           will serve as Chair of the committee. The audit committee will consist exclusively of members of our board who are financially literate, and           is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that            ,            and           each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with NYSE rules.
Upon the completion of this offering, the audit committee will be responsible for, among other things:
•
the appointment, compensation, retention and oversight of the independent auditor and any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•
pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

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evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

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reviewing and discussing with the board and the independent auditor our annual audited financial statements and any quarterly financial statements prior to the filing of the respective SEC reports;

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reviewing our compliance with laws and regulations; and

•
approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.
Remuneration Committee
The remuneration committee, which is expected to consist of           ,           and           , will assist the board in determining CEO remuneration.           will serve as Chair of the committee.
Upon the completion of this offering, the remuneration committee will be responsible for, among other things:
•
identifying, reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of these objectives and goals and, based upon that evaluation, setting the Chief Executive Officer’s compensation;

•
reviewing and setting compensation for our other executive officers;

•
reviewing and making recommendations to the Board regarding director compensation; and

•
overseeing and administering our incentive compensation and equity incentive plans.

Nominations and Corporate Governance Committee
The nominations and corporate governance committee, which is expected to consist of       ,and        , will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles.       will serve as Chair of the committee.
Upon the completion of this offering, the nominations and corporate governance committee will be responsible for, among other things:
•
reviewing and evaluating the composition, function and duties of our board;

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reviewing our management succession planning;

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recommending nominees for selection to our board and its corresponding committees;

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making recommendations to the board as to determinations of director independence;

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leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively; and

•
developing and recommending to the Board our corporate governance guidelines and reviewing and reassessing the adequacy of such corporate governance guidelines and recommending any proposed changes to the Board.

Health, Safety and Environmental Committee
The health, safety and environmental committee, which is expected to consist of           and           will assist our board in its oversight and support of the implementation and effectiveness of our environmental, health and safety risk-management procedures, policies, programs and initiatives.           will serve as Chair of the committee.
Upon completion of this offering, the health, safety and environmental committee will be responsible for, among other things:

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reviewing and evaluating the status of the Company’s health, safety and environmental performance, including processes to ensure compliance with internal policies and goals and applicable laws and regulations;

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reviewing and providing input to the Company on the management of current and emerging health, safety and environmental issues, policies, laws and regulations; and

•
reviewing, at least annually, processes designed to mitigate key health, safety and environmental risks.

Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.
Duties of Directors and Conflicts of Interest
Under Cayman Islands law, our directors have a duty to act in good faith and in what they consider to be the best interests of the Company. Our directors are required to exhibit in the performance of their duties both the degree of skill that may reasonably be expected from a subjective perspective determined by reference to each such director’s knowledge and experience, and the skill and care objectively to be expected from a person occupying office as a director. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.
Pursuant to our Articles, a director who is in any way interested in a contract or transaction with the company will declare the nature of his interest at a meeting of the board of directors. A director may vote in respect of any such contract or transaction notwithstanding that he may be interested therein and if he does so his vote will be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction shall come before the meeting for consideration.
Compensation
We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for our last full fiscal year, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our board.
Executive Officer and Director Compensation
The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, and contractual benefits such as pension, allowances and, where legally obligated, end of service contributions. Total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for our last full fiscal year was $        million. We do not currently maintain any deferred compensation, bonus or profit-sharing plan for the benefit of our executive officers; however, certain of our executive officers are eligible to receive annual bonuses pursuant to the terms of their service agreements, and our executive officers and members of our board received rights under the LTIP (as defined below) over a total of             ordinary shares during our last full fiscal year. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers and members of our board with respect to our last full fiscal year was $       .
Share Incentive Plans
Long Term Incentive Plan
We currently maintain a Long Term Incentive Plan, or LTIP, pursuant to which we have granted options to purchase ordinary shares of IHS Holding Limited, to our executive officers, directors and other employees. The LTIP is administered by our board of directors or a committee of our board of directors. The plan administrator selects the individuals who will receive awards under the plan, as well as the amount of the award to be granted to each individual, in each case consistent with the terms of the LTIP. As of the date of this prospectus, there are subsisting conditional rights under the LTIP over a total of           ordinary shares, including awards originally granted in the form of options. Immediately prior to completion of this offering, conditional rights will immediately vest over           ordinary shares. The remaining rights over           ordinary shares will vest in two equal tranches of up to           ordinary shares each after the end of the two financial years of the Company ending on December 31, 2021 and December 31, 2022, subject to attainment of additional performance conditions based on the financial performance of the Group in the respective financial year.
2021 Omnibus Incentive Plan
We adopted the IHS Holding Limited 2021 Omnibus Incentive Plan, or the 2021 Omnibus Incentive Plan, on           , 2021, and it will become effective upon the approval of our shareholders, or the Effective Date. If not previously terminated by the Board, the 2021 Omnibus Incentive Plan will terminate on the close of business on the ten-year anniversary of the Effective Date. Under the 2021 Omnibus Incentive Plan, subject to adjustments for certain changes in our capital structure (described below under “Adjustments”), a maximum of           of our ordinary shares may be issued to our eligible employees, consultants, and non-employee directors and of our affiliates. Only our employees or employees of our affiliates are eligible to receive incentive stock options. All shares reserved for issuance under the 2021 Omnibus Incentive Plan may be used for incentive stock options.
Types of Awards.   The 2021 Omnibus Incentive Plan provides for grants of incentive stock options, non-statutory options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards, and other-cash awards, each an Award, and, collectively, Awards. Each Award will be evidenced by an award agreement which will govern that Award’s terms and conditions.
Plan Administration.   The 2021 Omnibus Incentive Plan generally will be administered by our Board unless and until the Board delegates administration to a committee of the Board (the “Committee”). The Committee will make all determinations in respect of the 2021 Omnibus Incentive Plan, and will have no liability for any action taken in good faith. The 2021 Omnibus Incentive Plan will be administered by our Board with respect to Awards to non-employee directors.
Adjustments.   In the event of a change in the number or class of the outstanding ordinary shares due to split-ups, combinations, mergers, consolidations or recapitalizations, or by reason of stock dividends, the number or class of shares which thereafter may be issued pursuant to Awards granted under the 2021 Omnibus Incentive Plan, both in the aggregate and as to any grantee, and the number and class of shares then subject to outstanding Awards and the exercise price per share of outstanding options or stock appreciation rights, will be adjusted to reflect such change, all as determined by the Committee. In the event of any other change in the number or kind of outstanding shares, or of any stock or other securities or property into which such shares will have been changed, or for which it will have been exchanged, if the Committee determines that such change equitably requires an adjustment in any Award that has been or may be granted under the 2021 Omnibus Incentive Plan, such adjustment will be made in accordance with such determination subject to certain limitations set out in the 2021 Omnibus Incentive Plan. In addition, in the event that (i) we merge or are consolidated with another entity and in connection therewith consideration other than equity is provided to our shareholders or outstanding Awards are not to be assumed by the resulting entity, (ii) all or substantially all of our assets are acquired by another person, (iii) we are reorganized or liquidated or (iv) we enter into a written agreement to undergo a transaction specified in (i), (ii) or (iii) above, the Committee may, in its discretion and upon advance notice to the affected persons, cancel any outstanding Awards and cause the holders thereof to be paid in cash, stock or other property (or any combination thereof) the value of the Awards based on the price per share received or to be received by other shareholders of our company in such event.
Change in Control.   In the event of a change in control, notwithstanding any provision in the 2021 Omnibus Incentive Plan to the contrary, the Committee may, in its sole discretion, take any action with respect to all or any portion of a particular outstanding Award, including, but not limited to, the following, in each case, except as otherwise provide in a written agreement between the grantee and the Company: (i) if Awards are not converted, assumed, or replaced by a successor, the Awards will become fully exercisable and vested, with any performance conditions to become satisfied based on the achievement of an assumed level of performance (which may be actual, target or maximum performance), as determined by the Committee; (ii) if the Award is assumed or replaced by a successor with a comparable award, then the new award must (a) provide the grantee with substantially equivalent terms and conditions; and (b) become fully vested and exercisable immediately upon an involuntary termination of the grantee’s employment or service, as applicable, by the Company without cause within eighteen (18) months following the Change in Control, with any performance conditions to be converted based on the achievement of an assumed level of performance (which may be actual, target or maximum performance), as determined by the Committee; (iii) settle Awards previously deferred; (iv) adjust, substitute, convert, settle and/or terminate outstanding Awards as the Committee, in its sole discretion, deems appropriate and consistent with the plan’s purposes; and (v) in the case of any Award with an exercise price that equals or exceeds the price paid for a share of ordinary shares in connection with the change in control, the Committee may cancel the Award without the payment of consideration therefor. To the extent practicable, any actions taken by the Committee may occur in a manner and at a time which allows affected grantees the ability to participate in the change in control transactions with respect to the ordinary shares subject to their Awards. In addition, in the event of a change in control, the Committee may, in its sole discretion and upon at least ten (10) days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of the Awards based upon the price per share of ordinary shares received or to be received by other shareholders of the Company in such change in control.
Amendment. In general, the Board can modify, alter, amend or terminate the 2021 Omnibus Incentive Plan (at any time and with or without retroactive effect) in whole or in part in its discretion without approval of the shareholders or any other person, except that no amendment will become effective unless approved by our shareholders to the extent shareholder approval is necessary to satisfy any applicable law or securities exchange listing requirements. However, no amendment to or termination of the 2021 Omnibus Incentive Plan may materially and adversely affect any rights of any grantee without his or her written consent. The Board may, at any time, amend the terms of an outstanding Award, except that no amendment may impair the rights under any Award without the written consent of the affected grantee.
Indemnification
Executive officers and directors have the benefit of indemnification provisions in our Articles. These provisions provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s dishonesty, willful default or fraud.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of           , 2021 (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ordinary shares in this offering, in each case giving effect to the Migration for:
•
each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

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each of our executive officers and directors;

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each of our executive officers and directors as a group; and

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each Selling Shareholder.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions.”
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of           , 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
The percentage of shares beneficially owned before the offering is computed on the basis of           of our ordinary shares as of           , 2021. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, including the           of our ordinary shares that the Selling Shareholders are selling in this offering, and assumes no exercise of the option to purchase additional ordinary shares from the underwriters. Ordinary shares that a person has the right to acquire within 60 days of           , 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. As of           , 2021,           ordinary shares, representing    % of our outstanding ordinary shares, were held by           U.S. record holders at such date. Unless otherwise indicated below, the address for each beneficial owner listed is c/o IHS Holding Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.
Shares beneficially owned after the offering
	Shares beneficially owned before the offering		Shares being offered	No exercise of option to purchase additional shares		Full exercise of option to purchase additional shares
Name of beneficial owner	Number	Percent	Number	Number	Percent	Number	Percent
5% Shareholders and Selling Shareholders:
Mobile Telephone Networks (Netherlands) B.V.(1)		%			%		%
Entities affiliated with Wendel(2)		%			%		%
Entities affiliated with ECP(3)		%			%		%
Korea Investment Corporation(4)		%			%		%
Warrington Investment Pte Ltd(5)		%			%		%
International Finance Corporation(6)		%			%		%

Shares beneficially owned after the offering
	Shares beneficially owned before the offering		Shares being offered	No exercise of option to purchase additional shares		Full exercise of option to purchase additional shares
Name of beneficial owner	Number	Percent	Number	Number	Percent	Number	Percent
AIIF2 Towers Mauritius(7)		%			%		%
IFC Global Infrastructure Fund, LP(8)		%			%		%
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V.(9)		%			%		%
ELQ Investors VIII Ltd(10)		%			%		%
Entities affiliated with Ninety One(11)		%			%		%
Executive Officers and Directors:
Sam Darwish(12)		%			%		%
Mohamad Darwish		%			%		%
William Saad		%			%		%
Mustafa Tharoo		%			%		%
Adam Walker		%			%		%
Steve Howden		%			%		%
David Ordman		%			%		%
Ayotade Oyinlola		%			%		%
John Ellis Bush		%			%		%
Ursula Burns		%			%		%
Bashir El Rufai		%			%		%
Nicholas Land		%			%		%
Bryce Fort		%			%		%
Frank Dangeard		%			%		%
Andrew Dench		%			%		%
Paul Maasdorp		%			%		%
Jérôme Michiels		%			%		%
Christian Li Kwet Liit		%			%		%
Kathleen Lai		%			%		%
All executive officers and directors as a group (19 persons)		%			%		%

*
Indicates beneficial ownership of less than 1% of the total issued and outstanding ordinary shares.

(1)
The address for Mobile Telephone Networks (Netherlands) B.V. is Westerdoksdijk 423, 1013 BX Amsterdam, The Netherlands.

(2)
Includes (a)       shares held by Oranje-Nassau Développement S.C.A. FIAR, or OND, and (b)      shares held by Africa Telecom Towers S.C.S, or ATT. The address for each of OND and ATT is 5, rue Pierre d’Aspelt L-1142 Luxembourg, Grand Duchy of Luxembourg. Following the completion of this offering, ATT intends to distribute all of its shares to its limited partners and liquidate, in accordance with the terms of its shareholders' agreement. OND is a limited partner of ATT, owning approximately 60% of ATT's shares, and is expected to receive a pro rata proportion of our shares from ATT. Each limited partner of ATT will be subject to any underwriter lock-up and the Shareholders' Agreement in effect at the time of distribution of the shares.
(3)
Includes (a)           shares held by Towers One Limited, (b)           shares held by Towers Two Limited, (c)           shares held by Towers Three Limited, (d)           shares held by ECPIV-IHS Limited, (e)           shares held by Emerging Capital Advisors LP (Global) and (f)      shares held by Emerging Capital Associates III LLC. The address for each of Towers One Limited, Towers Two Limited, Towers Three Limited and ECPIV-IHS Limited is IFS Court Twenty-Eight, Cybercity, Ebene, Mauritius, C/O International Financial Services Limited. The address for each of Emerging Capital Advisors LP and Emerging Capital Associates III LLC is c/o Emerging Capital Partners, 1909 K Street, NW, Suite 340 Washington, DC 20006. Bryce Fort, a director of ECP, serves on the board of IHS Holding Limited.

(4)
The address for Korea Investment Corporation (in its capacity as agent of the Ministry of Economy and Finance of the Republic of Korea) is 17F-19F State Tower Namsan, 100 Toegye-ro, Jung-gu, 04631, Seoul, Korea.

(5)
Warrington Investment Pte Ltd, or the GIC Investor, shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd., or GIC SI, and GIC Private Limited, or GIC, both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for the GIC Investor is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(6)
International Finance Corporation is an international organization established by Articles of Agreements among its member countries. Its principal address is 2121 Pennsylvania Avenue, NW, Washington, District of Columbia 20433, United States.

(7)
The address for AIIF2 Towers Mauritius is c/o IQ EQ Fund Services (Mauritius) Ltd, 33 Edith Cavell Street, Port Louis, 11324, Mauritius.

(8)
The address for IFC Global Infrastructure Fund, LP is 2121 Pennsylvania Avenue, NW, Washington, District of Columbia 20433, United States.

(9)
The address for Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. is Anna van Saksenlaan, 71 P.O. Box 93060 2509 AB The Hague The Netherlands.

(10)
ELQ Investors VIII Limited is an investment vehicle associated with The Goldman Sachs Group, Inc. The address for ELQ Investors VIII Limited is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, United Kingdom.

(11)
Includes (a)           shares held by Ninety One Fund Managers SA (RF) (Proprietary) Limited, (b)           shares held by Ninety One Africa Frontier Private Equity Associate Fund LP, (c)           shares held by Ninety One Africa Frontier Private Equity Fund LP and (d)           shares held by Ninety One Africa Private Equity Fund 2 LP. The address for Ninety One Fund Managers SA (RF) (Proprietary) Limited is 36 Hans Strijdom Avenue Foreshore, Cape Town 8000, Republic of South Africa. The address for each of Ninety One Africa Frontier Private Equity Associate Fund LP, Ninety One Africa Frontier Private Equity Fund LP and Ninety One Africa Private Equity Fund 2 LP is First Floor, Dorey Court, Elizabeth Avenue, St. Peter Port, Guernsey GY1 2HT, Channel Islands. These entities affiliated with Ninety One had a director, Mark Jennings, on the board of the Company until 2019.

(12)
Includes           shares issuable upon conversion of options held by Mr. Darwish.

RELATED PARTY TRANSACTIONS
The following is a description of related party transactions we have entered into since January 1, 2018 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.
Shareholders’ Agreement
We entered into a shareholders’ agreement with certain of our shareholders, dated November 4, 2014, which will be terminated upon the execution of the Underwriting Agreement in connection with this offering.
Upon the completion of this offering, we and our existing shareholders will enter into a new shareholders’ agreement, or the Shareholders’ Agreement, the form of which will be filed as an exhibit to this Registration Statement.
The Shareholders’ Agreement provides certain rights to our shareholders party to it, including rights to designate directors, add matters to the agenda for shareholder meetings and approval rights with respect to certain proposed actions of the Company, and sets out certain restrictions on our shareholders’ ability to sell or otherwise transfer their respective shares, as described below.
Shareholder Lock-Up
Our existing shareholders party to the Shareholders’ Agreement and any Locked-up Transferees, which we collectively refer to as the Locked-up Shareholders, will be prohibited from selling any shares owned directly or indirectly by them immediately prior to this offering, or the Subject Shares, for a period of up to 30 months after the date of this prospectus, or the Lock-up Period, other than as described below and subject to a number of exceptions set out in the Shareholders’ Agreement.
The Subject Shares will become sellable in the following tranches:
(a)
during the period from the date that is the day following six months following the date of this prospectus and ending on the date that is twelve (12) months following the date of this prospectus, the Additional MTN Non-Voting Shares will be Unblocked and may be sold by MTN in a registered offering, and each Locked-up Shareholder’s pro rata share (as calculated in accordance with the Shareholders’ Agreement) of the Block A Shares will be Unblocked and may be sold by such Locked-up Shareholder in a Registered Offering;

(b)
during the period commencing on the date that is the day following twelve (12) months following the date of this prospectus and ending on the date that is eighteen (18) months following the date of this prospectus, an additional 20% of the Post Greenshoe Shares, or the Block B Shares, will be Unblocked, and each Locked-up Shareholder may sell its pro rata share (as calculated in accordance with the Shareholders’ Agreement) of the Block B Shares in a registered offering. 18 months after the date of this prospectus, the Block A Shares and the Block B Shares may be sold without restriction under the Shareholders’ Agreement subject to compliance with securities law;

(c)
during the period commencing on the date that is the day following eighteen (18) months following the date of this prospectus and ending on the date that is twenty four (24) months following the date of this prospectus, an additional 20% of the Post Greenshoe Shares, or the Block C Shares, will be Unblocked, and each Locked-up Shareholder may sell its pro rata share (as calculated in accordance with the Shareholders’ Agreement) of the Block C Shares in a registered offering. 24 months after the date of this prospectus, the Block C Shares may be sold without restriction under the Shareholders’ Agreement subject to compliance with securities law;

(d)
during the period commencing on the date that is the day following twenty four (24) months following the date of this prospectus and ending on the date that is thirty (30) months following the date of this prospectus, an additional 20% of the Post Greenshoe Shares, or the Block D

Shares, will be Unblocked, and each Locked-up Shareholder may sell its pro rata share (as calculated in accordance with the Shareholders’ Agreement) of the Block D Shares without restriction under the Shareholders’ Agreement subject to compliance with securities law; and
(e)
any time after the expiry of the Lock-up Period, any remaining Subject Shares may be sold without restriction under the Shareholders’ Agreement subject to compliance with securities law.

The Locked-up Shareholders may, at any time, transfer their Subject Shares to any of their respective affiliates and certain other entities listed in the Shareholders’ Agreement.
Any Subject Shares held by a Locked-up Shareholder holding Subject Shares representing less than 2% of our total issued shares may be sold without restriction under the Shareholders’ Agreement subject to compliance with securities law at any time 24 months after the date of this prospectus.
Management Shareholders
Upon this offering, Management Shareholders will receive ordinary shares representing, in aggregate,     % of our issued shares prior to this offering pursuant to the terms of the LTIP. The Management Shareholders may also receive further Shares, representing, in aggregate,     % of our issued ordinary shares prior to this offering, or the Deferred Shares, pursuant to the terms of the LTIP. The Deferred Shares will vest in two tranches, subject to certain financial targets being met, as further described in “Management — Share Incentive Plans — Long Term Incentive Plan.” Upon receipt by the Management Shareholders, the Deferred Shares will be treated as “Subject Shares” and therefore subject to the selling restrictions of the Shareholders’ Agreement described above. However, they will be excluded from the calculation of the Block A Shares, the Block B Shares, the Block C Shares and the Block D Shares. Instead, the Management Shareholders will be entitled to sell the Deferred Shares in addition to the Block A Shares, the Block B Shares, the Block C Shares and the Block D Shares, in the manner described in the Shareholders’ Agreement.
Director Designation
For so long as the Locked-up Shareholders beneficially own, directly or indirectly, in aggregate, at least 20% of our issued shares, our Board will consist of a minimum of five and a maximum of 15 directors. Additionally, each of ECP and Wendel is entitled to designate one director for so long as it beneficially owns, directly or indirectly, 10% of our issued shares.
Consent Rights
For so long as the Locked-up Shareholders beneficially own, directly or indirectly, in aggregate, 20% or more of our issued shares, the approval of a resolution passed by a simple majority of the votes cast by the holders of our ordinary shares at a duly convened general assembly (and including the votes of Locked-up Shareholders collectively holding at least 20% or more our issued shares) is required for us to take certain actions, including: (a) entry into or material revisions of certain equity compensation plans; (b) the issuance of shares, or securities convertible into or exchangeable for shares, above certain thresholds; and (c) the issuance of shares, or securities convertible into or exchangeable for shares, to directors, officers and the beneficial owners of more than 5% of our shares above certain thresholds.
Shareholder Meetings
Any two or more Locked-up Shareholders together holding at least 25% in aggregate of our issued shares are entitled to request additional business be included in the agenda for any general meeting.
As used in this section:
“Additional MTN Non-Voting Shares” refers to the lesser of: (a) 50% of the total number of MTN Non-Voting Shares held by MTN immediately prior to this offering; and (b) the total number of MTN Non-Voting Shares that remain after any sales of MTN Non-Voting Shares in this offering and the Over-Allotment Option.

“Additional Sold MTN Non-Voting Shares” refers to the number of Additional MTN Non-Voting Shares sold in the first sale period noted above.
“Block A Shares” refers to the number of shares (rounded up to the nearest whole share) equal to (i) 20% of the Post Greenshoe Shares, less (ii) the Additional Sold MTN Non-Voting Shares.
“Initial Shares” refers to a number of shares equal to the sum of all of the Locked-up Shareholder’s Initial Shares held by all existing shareholders.
“Locked-up Shareholder’s Initial Shares” refers to:
(a)
in respect of any Locked-up Shareholder other than (A) MTN or (B) any Management Shareholder, the number of shares held by that Locked-up Shareholder immediately prior to this offering less the number of shares sold by that Locked-up Shareholder in this offering (including pursuant to the Over-Allotment Option);

(b)
in respect of any Management Shareholder, such Management Shareholder’s portion of the total number of shares to be received by the Management Shareholders upon this offering pursuant to the terms of the LTIP (excluding, for the avoidance of doubt, any shares subject to future vesting on performance or similar conditions) less any shares that such Management Shareholder has sold in this offering (including pursuant to the Over-Allotment Option); and

(c)
in respect of MTN, the number of shares held by MTN immediately prior to this offering less (A) the number of shares sold by MTN in this offering (including pursuant to the Over-Allotment Option); and (B) the number of Additional MTN Non-Voting Shares.

“Locked-up Shareholder’s Post Greenshoe Shares” refers to:
(a)
in respect of any Locked-up Shareholder other than (A) MTN or (B) any Management Shareholder, the number of shares held by that Locked-up Shareholder immediately prior to this offering less the number of shares sold by that Locked-up Shareholder in this offering (including pursuant to the Over-Allotment Option);

(b)
in respect of any Management Shareholder, such Management Shareholder’s portion of the total number of shares to be received by the Management Shareholders upon this offering pursuant to the terms of the LTIP (excluding, for the avoidance of doubt, any shares subject to future vesting on performance or similar conditions) less any shares that such Management Shareholder has sold in this offering (including pursuant to the Over-Allotment Option); and

(c)
in respect of MTN, the number of shares held by MTN immediately prior to this offering less the number of shares sold by MTN in this offering (including pursuant to the Over-Allotment Option).

“Locked-up Transferee” refers to any person who receives Subject Shares transferred in compliance with the Shareholders’ Agreement and is required to comply with the sell-down arrangements contained in the Shareholders’ Agreement.
“Management Shareholders” refers to certain members of management.
“MTN” refers to Mobile Telephone Networks (Netherlands) B.V.
“MTN Non-Voting Shares” refers to the shares redesignated from Class B ordinary shares held by MTN immediately prior this offering.
“Post Greenshoe Shares” refers to a number equal to the sum of all of the Locked-up Shareholder’s Post Greenshoe Shares held by all Locked-up Shareholders.
“Unblocked” refers to actions taken by us with respect to shares such that our registrar will no longer prevent such Shares from being registered on the public trading system. For the avoidance of doubt, reference to such shares being Unblocked shall not alter any status of such shares as restricted securities (within the meaning of Rule 144 under the Securities Act) or other restrictions on transfer to which such shares may be subject by operation of law or regulation.
“Wendel” refers to Oranje-Nassau Développement S.C.A. FIAR and Africa Telecom Towers S.C.S.
Registration Rights Agreement
Upon the consummation of this offering, we and certain of our shareholders will enter into a registration rights agreement, or the Registration Rights Agreement, the form of which will be filed as an exhibit to this Registration Statement. The Registration Rights Agreement will entitle the Holders (as defined in the Registration Rights Agreement) to certain “demand” and “piggyback” registration rights as described below.
The Registration Rights Agreement will allow one or more Holders together holding at least 5% of the Registrable Securities (as defined in the Registration Rights Agreement) up to three demand registrations (in the aggregate) over any 12-month period; provided, that there shall only be two demand registrations (in the aggregate) in the first 12 months following the date of this prospectus. The Registration Rights Agreement will allow the Holders to request registration for all or any portion of their Registrable Securities, subject to customary underwriter cutbacks and certain arrangements with the MTN Group, which we refer to as the MTN Shareholder Arrangements. The Holders representing a majority of the Registrable Securities included in such offering may select the underwriters. In addition, MTN and Wendel may jointly nominate for appointment one bookrunner. Subject to certain requirements, we may suspend a request for registration for 90 days in the aggregate up to two times in any 12-month period.
Subject to eligibility, the Registration Rights Agreement will also grant one or more Holders holding, alone or in the aggregate, at least 5% of the Registrable Securities the right to require us to file a shelf registration statement on Form F-3 (or any successor form). Additionally, in the event such a shelf registration statement is effective, upon the request of (i) one or more Holders representing, individually or in the aggregate, at least 5% of the Registrable Securities or (ii) any Holder to the extent requested beginning 24 months following the date of this prospectus, we shall be required to undertake an underwritten takedown offering.
When we or another Holder propose to register any of our ordinary shares subject to the terms of the Registration Rights Agreement, each Holder then holding Registrable Securities has the right to request that its Registrable Securities be included in such registration, subject to customary underwriter cutbacks and the MTN Shareholder Arrangements.
Pursuant to the Registration Rights Agreement, we have agreed to pay the fees and expenses associated with registration (excluding stock transfer taxes, underwriting fees, commissions or discounts). The Registration Rights Agreement contains customary provisions with respect to registration proceedings, underwritten offerings, and indemnity and contribution rights.
Relationship with MTN Group
One of our shareholders, MTN Group is a related party of the MTN Customers. We have entered into MLAs separately with each of the MTN Customers in our relevant countries of operation, that expire in December 2024 and 2029 in Nigeria, March 2023 in Cameroon, April 2023 in Côte d’Ivoire, March 2024 in Zambia and April 2024 in Rwanda. In addition to the MLAs, we also enter into SLAs from time to time with the MTN Customers. The MTN Customers accounted for 55%, 4%, 5%, 1% and 1% of our revenue for the six months ended June 30, 2021; 55%, 4%, 5%, 1% and 1% of our revenue for the year ended December 31, 2020; 50%, 5%, 5%, 2% and 1% of our revenue for the year ended December 31, 2019; 50%, 5%, 5%, 2% and 1% of our revenue for the year ended December 31, 2018 and 48%, 5%, 5%, 2% and 1% of our revenue for the year ended December 31, 2017.
Transactions with Other Related Parties
Indemnification agreements
We intend to enter into indemnification agreements with our executive officers and directors.

Our Articles provide for us to indemnify our directors and officers from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s dishonesty, wilful default or fraud. See “Management — Insurance and Indemnification” for a description of these indemnification agreements.
Related party transaction policy
Our board of directors has adopted a written related party transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers related party transactions that may be required to be reported under the disclosure rules applicable to us.

DESCRIPTION OF SHARE CAPITAL
The following is a description of the material terms of our Articles as they will be in effect upon the completion of the Migration and this offering. Unless otherwise indicated, all information in this section assumes that the Migration has been completed immediately prior to the consummation of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our Articles, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.
General
We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our Articles and the Companies Act.
Our register of shareholders will be maintained by Computershare Trust Company, N.A.
Upon completion of the Migration, our authorized share capital will be $       divided into             shares, par value $0.001 per share. Upon completion of the Migration and this offering, there will be           ordinary shares issued and outstanding.
Ordinary Shares
General
All of our issued and outstanding ordinary shares are fully paid and non-assessable.
Certificates representing our issued and outstanding ordinary shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Holders of our ordinary shares have no preemptive, subscription, redemption or conversion rights.
Our board of directors may provide for other classes of shares, including series of preferred shares, out of our authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such rights, restrictions, preferences, privileges and payment obligations as determined by our board of directors. If we issue any preferred shares, the rights, preferences and privileges of holders of our ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares. See “— Variation of rights.”
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and our Articles. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions will be distributed among the holders of our ordinary shares on a pro rata basis.
Voting rights
Voting at any shareholders’ meeting is by way of poll. On a poll every shareholder present in person or by proxy shall have one vote for each ordinary share on all matters upon which the ordinary shares are entitled to vote except that, for so long as the number of ordinary shares held by Mobile Telephone Networks (Netherlands) B.V. or an affiliate of it or MTN Group is greater than twenty percent (20%) of the total number of ordinary shares in issue, each ordinary share held by MTN Group shall entitle MTN Group to the number of votes per ordinary share calculated by dividing 20% of the total number of ordinary shares in issue by the number of Shares held by MTN Group.
A quorum required for a meeting of shareholders consists of shareholders holding at least one third of the votes eligible to be cast at any such general meeting of the Company. A special resolution will be required for matters such as merger or consolidation transactions, change of name or making changes to our Articles, or the voluntary winding up of the Company.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by persons present and voting in a general meeting at which a quorum is present, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast by persons present and voting at any such meeting, or, in each case, a unanimous resolution in writing.
Variation of rights
The rights attached to any class or sub-class of shares (unless otherwise provided by the terms of issue of that class or sub-class), such as voting, dividends and the like, may only be materially adversely varied or abrogated with the sanction of a resolution passed by not less than two-thirds of the votes attaching to the shares of the relevant class or sub-class cast in a meeting of the holders of the shares of that class or sub-class, or by the written consent of the holders of not less than two-thirds of the shares of that class or sub-class. The rights conferred upon the holders of the shares of any class or sub-class shall not (unless otherwise provided by the terms of issue of that class or sub-class) be deemed to be varied by the creation, allotment or issue of further shares or the redemption or purchase of any shares by the Company.
Transfer of ordinary shares
Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors, subject to the applicable restrictions of our Articles, such as the suspension of transfers for a period immediately preceding a general meeting, or the determination that a proposed transfer is not eligible.
Liquidation
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.
Directors
The management of our Company is vested in a board of directors. Our Articles provide that our board of directors may from time to time fix the maximum and minimum number of directors to be appointed but unless such numbers are fixed as the minimum number of directors shall be one and the maximum number of directors shall be unlimited.
Our Articles provide that directors are divided into three classes designated as Class I, Class II and Class III, respectively, and directors will generally be elected to serve staggered three year terms. The term of the Class I Directors shall expire at the third annual general meeting of the Company. The term of office of the Class II Directors shall expire at the fourth annual general meeting of the Company. The term of office of the Class III Directors shall expire at the fifth annual general meeting of the Company. A Director whose term has expired may be reappointed in accordance with the terms of the Articles. At any annual general meeting where a resolution for the election of directors is proposed a plurality of the votes cast shall be sufficient to elect a director. In addition, our directors may appoint any person to be a director and assign such director to a class either as a result of a casual vacancy or as an additional director.
Our Articles provide that a director may be removed by special resolution of the shareholders or for “cause” (as defined therein) by notice from not less than 75% of the directors then in office.
The quorum necessary for any meeting of our board of directors shall consist of at least a majority of the members of our board of directors. In case of an equality of votes, the chairman shall have a second or casting vote if the chairman is an independent director and if the chairman is not an independent director then the lead independent director appointed by the board of directors shall have a second or casting vote. Initially, our lead independent director shall be           .
Indemnity of directors and officers
Our Articles provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s dishonesty, willful default or fraud. However, we intend to enter into indemnification agreements with our executive officers and directors.
Exclusive Forum
Our Articles provide that, unless we consent in writing to the selection of an alternative forum (a) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the U.S. Actions; and (b) save for such U.S. Actions, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Articles or otherwise related in any way to each member's shareholding in us, including but not limited to (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act of the Cayman Islands or the Articles; or (iv) any action asserting a claim against us concerning our internal affairs.
This choice of forum provision may increase a shareholder's cost and limit such shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. See “Risk Factors — Risks Relating to our Initial Public Offering and Ownership of our Ordinary Shares — Our amended and restated memorandum and articles of association provide, unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which could increase a shareholder’s cost and limit such shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.”
Differences in Corporate Law
Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Act applicable to us and, for comparison purposes, the laws applicable to companies incorporated in the State of Delaware and their shareholders.
Mergers and similar arrangements
The Companies Act allows for the merger of two or more companies into either one consolidated company or one or more company(ies) merged into another so as to form a single surviving company. The merger or consolidation of two or more companies under Cayman Islands law requires the directors of the companies to enter into and to approve a written plan of merger or consolidation, which must also be authorized by a special resolution of each constituent company, in which regard see “— Ordinary Shares — Voting Rights” above, and such other authorization, if any, as may be specified in such companies’ articles of association. In relation to any merger or consolidation under the Companies Act, dissenting shareholders have certain limited appraisal rights in circumstances which are similar to those available to dissenting shareholders of a Delaware corporation, providing rights to receive payment in cash for the judicially determined fair value of the shares. Appraisal rights for the holders of shares listed on a public exchange are ordinarily only available where the consideration offered under the merger is payable in cash or, in some instances, the unlisted securities of a third party.
The Companies Act also includes statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that such a scheme of arrangement is approved by shareholders or creditors who represent a majority in number and 75% in value of each such class of shareholders or creditors who attend and vote, either in person or by proxy, at a meeting or meetings convened for that purpose. The convening of meetings to consider any such scheme of arrangement, and the implementation of the scheme, must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•
the statutory provisions as to the dual majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the classes properly delineated;

•
the arrangement is such that a businessman would reasonably approve; and

•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

If a scheme of arrangement is thus approved, the dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of a Delaware corporation.
When a tender offer to acquire shares is made and accepted (within four months) by holders of not less than 90% of the shares subject to such offer, the offeror may, within a two-month period following the expiration of the initial four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.
Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (1) there is advance approval of the Board, (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (3) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder. A person becomes “interested” where it and persons acting in concert with it or its affiliates acquire 15% of the issued ordinary shares. A “business combination” in this context includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder.
Shareholders’ suits
We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, the Company will normally be the proper plaintiff and a derivative action may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:
•
a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority);

•
the act complained of, although not ultra vires, could be effected if duly authorized by a special resolution that has not been obtained; and

•
those who control the company are perpetrating a “fraud on the minority.”

Fiduciary duties of directors
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act in good faith and in what he considers to be in the best interests of the Company; a duty not to make a profit out of his position as director (unless the company permits him to do so); a duty to exercise his powers for the purposes for which they are conferred; and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. A director will need to exhibit in the performance of his duties both the degree of skill than may reasonably be expected from a subjective perspective determined by reference to his knowledge and experience and the skill and care objectively to be expected from a person occupying office as a director of the Company.
Under our Articles, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest; provided that, in exercising any such vote, such director’s duties remain as described above.
Written consent of shareholders
Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. In addition, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation.
Cayman Islands law and our Articles also provide that shareholders may approve certain other corporate matters that would require an ordinary resolution or a special resolution by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder proposals
Under Delaware corporate law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Under the laws of the Cayman Islands our Articles determine the ability of shareholders to requisition a general meeting and to put a proposal before shareholders at any general meeting. Our Articles provide for general meetings to be convened by the directors and do not allow for shareholders to convene meetings. A shareholder holding more than 30% of the issued ordinary shares may propose business at an annual general meeting, where such shareholder is (A) a member of record on both (x) the date of the giving of the notice by that shareholder provided for under the Articles and (y) the record date for the determination of shareholders entitled to vote at such annual general meeting, and on each such date beneficially owns more than 30% of the Company’s issued ordinary shares and (B) have given timely notice of the proposed resolution to the Company in accordance with the Articles.
As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Under Delaware corporate law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders meeting. Cayman Islands law permits a company’s articles to have any quorum. See “— Ordinary Shares — Voting Rights.”
Cumulative voting
Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director.
There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protection or fewer rights on this issue than shareholders of a Delaware corporation.
Election and removal of directors
Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and may be removed with or without cause (or, with respect to a classified board, only with cause unless the certificate of incorporation provides otherwise) by the approval of a majority of the outstanding shares entitled to vote.
Similarly, as permitted by the Companies Act and pursuant to our Articles, directors may be appointed by a plurality of votes of the shares entitled to vote on the appointment of directors and may be removed by special resolution of the shareholders or for “cause” (as defined therein) by notice from not less than 75% of the directors then in office.
Written consent of directors
Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. The position under our Articles is the same in this regard.
Indemnification of directors and executive officers and limitation of liability
Cayman Islands law does not limit the extent to which a company’s Articles may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors’ or officers’ dishonesty, wilful default or fraud. This standard of conduct is generally the same as permitted under Delaware corporate law.

Enforcement of civil liabilities
The Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:
•
is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules;

•
is final and conclusive;

•
is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief; and

•
was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

As a result of English case law, which will likely be highly persuasive in the Cayman Islands, the Cayman Islands Courts may also have discretion to enforce judgments obtained in foreign bankruptcy proceedings in other circumstances. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are brought elsewhere.
Variation of rights of shares
Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.
Under Cayman Islands law and our Articles, if our share capital is divided into more than one class or sub-class of shares, we may vary the rights attached to any class or sub-class with either the written consent of the holders of two-thirds of the shares of such class or sub-class or with the sanction of a resolution passed by not less than two-thirds of the votes attaching to the shares of the relevant class or sub-class cast in a meeting of the holders of the shares of that class or sub-class.
Sale of assets
Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the Company.
The Companies Act contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.
Transactions with interested shareholders
The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years.
This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. In addition, our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (i) there is advance approval of the board of directors, (ii) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (iii) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder. A person becomes “interested” where it and persons acting in concert with it or its affiliates acquire 15% of the issued ordinary shares. A “business combination” in this context includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder.
Rights of non-resident or foreign shareholders
There are no limitations imposed by our Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. As similarly provided under Delaware corporate law, there are no restrictions on foreign or non-resident ownership or management of a Cayman Islands company under Cayman Islands law. In addition, there are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed.
Dissolution and winding up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with a dissolution initiated by the board of directors. Under the Companies Act of the Cayman Islands and our Articles, our company may be voluntarily wound up only by a special resolution of our shareholders, in which regard see “— Ordinary Shares — Voting Rights” above. In addition, a company may be wound up by the Grand Court of the Cayman Islands if the company is unable to pay its debts or if the court is of the opinion that it is just and equitable that our company is wound up.
Inspection of books and records
Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.
Our shareholders will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records except our Articles.
Amendment of governing documents
Under Delaware corporate law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our Articles may be amended with the sanction of a special resolution of shareholders.

Listing
We have applied to list the ordinary shares on the NYSE under the symbol “IHS.”
Transfer Agent and Registrar
The U.S. transfer agent and registrar for the ordinary shares is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.
Upon completion of this offering, we will have           ordinary shares outstanding, or         ordinary shares outstanding if the underwriters exercise their option in full to purchase additional ordinary shares. Of these shares,           ordinary shares, or           ordinary shares if the underwriters exercise their option in full to purchase additional ordinary shares, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares are “restricted shares” as defined in Rule 144.
Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below, the Shareholders’ Agreement described in “Related Party Transactions” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:
Earliest Date Available for Sale in the Public Market	Number of Ordinary Shares
Six months following the date of this prospectus	Up to ordinary shares. Excludes securities held by “affiliates” for the purposes of Rule 144, as described below under “— Rule 144.”
Twelve months following the date of this prospectus	Up to ordinary shares.
Eighteen months following the date of this prospectus	Up to ordinary shares.
Twenty four months following the date of this prospectus	Up to ordinary shares.
Thirty months following the date of this prospectus	All remaining shares held by our shareholders not previously eligible for sale, subject to volume limitations applicable to “affiliates” under Rule 144 as described below.
Rule 144
In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate for purposes of the Securities Act and has not been our affiliate at any time during the preceding three months will be entitled to sell any ordinary shares that such person has beneficially owned for at least six months, including the holding period of any prior owner in accordance with Rule 144, without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Sales of our ordinary shares by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.
In addition, under Rule 144, a person may sell ordinary shares acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:
•
the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•
the person has beneficially owned the ordinary shares to be sold for at least one year, including the holding period of any prior owner in accordance with Rule 144.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned ordinary shares for at least six months, including the holding period of any prior owner in accordance with Rule 144 would be entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of:
•
1% of the number of our ordinary shares then outstanding which will equal approximately           ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares; and

•
the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.
Registration rights
We intend to enter into a registration rights agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Related Party Transactions — Registration Rights Agreement.”
Lock-up agreements
We, our executive officers, directors and existing holders of substantially all of the company’s existing ordinary shares, including the Selling Shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for shares of ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Underwriting.”
Our Shareholders’ Agreement also sets out certain restrictions on our shareholders’ ability to sell or otherwise transfer their respective shares. See “Related Party Transactions — Shareholders' Agreement.”

MATERIAL TAX CONSIDERATIONS
The following summary contains a description of certain Cayman Islands, United Kingdom and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder, the tax laws of the United Kingdom and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Material Cayman Islands Tax Considerations
The following discussion is a summary of the material Cayman Islands tax considerations relating to the purchase, ownership and disposition of our ordinary shares. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Company will be received free of all Cayman Islands taxes. On completion of the Migration, the Company will apply for and expects to receive an undertaking from the Government of the Cayman Islands to the effect that, for a period of thirty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax to be levied on profits, income or on gains or appreciation shall apply to the Company or its operations, and in addition that no tax to be levied on profits, income gains or appreciations, or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligation of the Company; or (ii) by way of the withholding in whole or in part of any relevant payment as defined under the Cayman Islands Tax Concessions Act.
No stamp duty in the Cayman Islands is payable in respect of the issue of any ordinary shares or an instrument of transfer in respect of an ordinary share.
Material UK Tax Considerations
The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of ordinary shares. The statements are based on current UK tax law and on the current published practice of Her Majesty’s Revenue and Customs, or HMRC (which may not be binding on HMRC), as of the date of this prospectus, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of ordinary shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of ordinary shares and any dividends paid on them and who hold ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Company or any member of the IHS Towers group for tax purposes, persons holding their ordinary shares as part of hedging or conversion transactions, holders of ordinary shares who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and holders of ordinary shares who are or have been officers or employees of the Company or a company forming part of the IHS Towers group for tax purposes. The statements do not apply to any holders of ordinary shares who either directly or indirectly hold or control 10% or more of the Company’s share capital (or class thereof), voting power or profits.
The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, ordinary shares. Accordingly, prospective subscribers for, or purchasers of, ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of ordinary shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

The Company
It is the intention of the directors to conduct the affairs of the Company so that the central management and control of the Company is exercised in the United Kingdom. As a result, the Company is expected to be treated as resident in the United Kingdom for UK tax purposes. Accordingly we expect to be subject to UK taxation on our income and gains, except where an exemption applies.
We may be treated as a dual resident company for UK tax purposes. As a result, our right to claim certain reliefs from UK tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on our right to claim UK tax reliefs.
Taxation of Dividends — Withholding tax
The Company will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by the Company will depend on the individual circumstances of a Shareholder.
Taxation of Dividends — UK Resident Shareholders
An individual holder of ordinary shares who is resident for tax purposes in the UK may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. Dividend income is treated as the top slice of the total income chargeable to UK income tax.
All dividends received by a UK resident individual holder of ordinary shares from the Company or from other sources will form part of such holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 (tax year 2021/22) of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5 per cent. (tax year 2021/22) to the extent that the excess amount falls within the basic rate tax band, 32.5 per cent. (tax year 2021/22) to the extent that the excess amount falls within the higher rate tax band and 38.1 per cent. (tax year 2021/22) to the extent that the excess amount falls within the additional rate tax band.
Corporate holders of ordinary shares which are resident for tax purposes in the UK should not be subject to UK corporation tax on any dividend received from the Company so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti_avoidance conditions). By way of example, dividends paid on shares that are not redeemable and do not carry any present or future preferential rights to dividends or to the Company's assets on its winding up will generally be exempt.
Taxation of Dividends — Non-UK Resident Shareholders
An individual holder of ordinary shares who is not resident for tax purposes in the UK should not be chargeable to UK income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the UK through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers. Corporate holders of ordinary shares who are not resident in the United Kingdom will not generally be subject to UK corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which their ordinary shares are used, held, or acquired.
Taxation of Capital Gains — UK Resident Shareholders
A disposal or deemed disposal of ordinary shares by an individual or corporate holder of such ordinary shares who is tax resident in the United Kingdom may, depending on that holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.
Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of ordinary shares less the allowable cost to that holder of acquiring such ordinary shares.
The applicable tax rates for UK resident individual holders of ordinary shares realizing a gain on the disposal of ordinary shares is, broadly, 10% for basic rate taxpayers (tax year 2021/22) and 20% for higher and additional rate taxpayers (tax year 2021/22). For UK resident corporate holders of ordinary shares, the applicable tax rate is 19% (tax year 2021/22) on realizing a gain on the disposal of ordinary shares.
Taxation of Capital Gains — Non-UK Shareholders
Holders of ordinary shares who are not resident in the United Kingdom and, in the case of an individual holder of ordinary shares, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of ordinary shares unless (i) such ordinary shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder of ordinary shares, through a permanent establishment or (ii) where certain conditions are met, the Company derives 75% or more of its gross value from UK land.
Generally, an individual holder of ordinary shares who has ceased to be resident in the United Kingdom for tax purposes for a period of five years or less and who disposes of ordinary shares during that period may be liable on their return to the United Kingdom to UK taxation on any capital gain realized (subject to any available exemption or relief).
UK Stamp Duty and UK Stamp Duty Reserve Tax
No UK Stamp Duty, or UK Stamp Duty Reserve Tax, or SDRT, will be payable on the issue of ordinary shares, subject to the comments below.
UK Stamp Duty will in principle be payable on any instrument of transfer of ordinary shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. An exemption from UK Stamp Duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of ordinary shares should be aware that, even where an instrument of transfer is in principle subject to UK Stamp Duty, UK Stamp Duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.
Provided that ordinary shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a UK incorporated company, any agreement to transfer ordinary shares will not be subject to SDRT. We currently do not intend that any register of ordinary shares will be maintained in the United Kingdom.
If ordinary shares were to be registered in a register maintained in the United Kingdom by or on behalf of us or paired with any shares issued by a UK incorporated company then, where ordinary shares are transferred or issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depositary receipts (but not including CREST), SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable for or, in certain circumstances, the market value of the ordinary shares. This liability for SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system.

Material United States Federal Income Taxation Considerations
The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below) of an investment in ordinary shares. This summary applies only to U.S. Holders that acquire ordinary shares in exchange for cash in this offering, hold ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.
This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service, or the IRS, or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences, the Medicare tax on net investment income or any other tax consequences other than U.S. federal income tax consequences.
The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:
•
banks and certain other financial institutions;

•
regulated investment companies;

•
real estate investment trusts;

•
insurance companies;

•
broker-dealers;

•
traders that elect to mark to market;

•
tax-exempt entities;

•
persons liable for alternative minimum tax;

•
U.S. expatriates;

•
persons holding ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•
persons that actually or constructively own 10% or more of the Company’s stock (by vote or value);

•
persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•
persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement; or

•
persons holding ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that, for U.S. federal income tax purposes, is or is treated as:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares generally will depend on such partner’s status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.
Dividends and Other Distributions on Ordinary Shares
Subject to the passive foreign investment company considerations discussed below, the gross amount of distributions made by the Company with respect to ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles and does not expect to do so in the future, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends paid to a non-corporate U.S. Holder may be treated as “qualified dividend income” eligible for the lower capital gains tax rate with respect to non-corporate U.S. Holders. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.
The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. Any gain or loss realized on a subsequent conversion or other disposition of such foreign currency will be treated as U.S. source ordinary income or loss.
Dividends on the ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, any foreign taxes withheld on any distributions on the ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability. For foreign tax credit purposes, dividends distributed by the Company with respect to ordinary shares will generally constitute “passive category income.”
Sale or Other Taxable Disposition of Ordinary Shares
Subject to the passive foreign investment company considerations discussed below, upon a sale or other taxable disposition of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year.
Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations
The Company will be classified as a passive foreign investment company, or a PFIC, for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.
Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds the ordinary shares, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules.
Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not believe that it currently is or has been a PFIC, and the Company does not expect to be a PFIC in the future. This is a factual determination, however, that can only be made annually after the close of each taxable year. In addition, the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretations. Therefore we cannot assure you that the Company will not be classified as a PFIC for the current taxable year. Furthermore, even if the Company is not a PFIC for the current year, the Company may become a PFIC in a future year depending on, for example, the operations of the Company and its subsidiaries.
If the Company is considered a PFIC at any time that a U.S. Holder holds ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if the Company is a PFIC and any of its subsidiaries is also a PFIC, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of such subsidiary PFIC. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares if the Company is considered a PFIC.
If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.
Additional Information Reporting Requirements
Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of ordinary shares.
Transfer Reporting Requirements
A U.S. Holder (including a U.S. tax-exempt entity) that acquires equity of a non-U.S. corporation may be required to file a Form 926 or a similar form with the IRS reporting the payment of the offering price if (i) such person owned, directly or by attribution, immediately after the transfer at least 10.0% by vote or value of the corporation or (ii) if the transfer, when aggregated with all transfers made by such person (or any related person) within the preceding 12-month period, exceeds $100,000. Substantial penalties may be imposed upon a U.S. Holder that fails to comply.
Also, in the event a U.S. Holder does not file IRS Form 926, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date the required information is filed. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING
The company, the Selling Shareholders and the underwriters named below expect to enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are the representatives of the underwriters.
Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Barclays Capital Inc.
Absa Bank Limited
Cowen and Company, LLC
Investec Bank plc
Renaissance Securities (Cyprus) Limited
FirstRand Bank Limited (London Branch), acting through its Rand Merchant Bank division.
Academy Securities, Inc.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Tigress Financial Partners LLC
Total
The address of the representatives are as follows: Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179; and Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013.
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to purchase up to an additional shares from the company and additional shares from the Selling Shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the Selling Shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Shareholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Total underwriting discounts and commissions to be paid to the underwriters represent    % of the total amount of the offering.
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Certain of the other international underwriters (including Investec Bank plc and FirstRand Bank Limited (London Branch), acting through its Rand Merchant Bank division) are not broker-dealers registered with the SEC, and do not intend to and will not offer or sell any of shares of our ordinary shares in the United States. In the United States, pursuant to SEC Rule 15a-6, Absa Bank Limited is chaperoned by Absa Securities U.S. Inc. (“ASUS”), an affiliated U.S. registered broker-dealer. ASUS is a member of FINRA & SIPC.
The company and the Selling Shareholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      . We agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount up to $      .
The underwriters have agreed to reimburse the company for certain expenses.
The company and its executive officers, directors and holders of substantially all of the company’s ordinary shares, including the Selling Shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for shares of ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company, the Selling Shareholders and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We have applied to list the ordinary shares on the NYSE under the symbol “IHS.”
In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the consummation of the offering.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
The company and the Selling Shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. Goldman Sachs Bank USA, an affiliate of Goldman Sachs & Co. LLC, J.P. Morgan Securities plc, an affiliate of J.P. Morgan Securities, and Citibank, N.A., London Branch, an affiliate of Citigroup Global Markets Inc., are lenders under our Senior Credit Facilities.
An investment vehicle affiliated with Goldman Sachs & Co. LLC, an underwriter in this offering, which beneficially owns    % of our outstanding shares in the aggregate immediately prior to this offering, will sell ordinary shares in this offering and will own    % of our shares after giving effect to this offering (    % if the underwriters exercise their option to purchase additional ordinary shares).
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, or as amended, FSMA,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2 of the UK Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
France
Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been prepared in the context of a public offering of financial securities (“offre au public de titres financiers”) in France within the meaning of Article L.411-1 of the Code monétaire et financier and Articles 211-1 et seq. of the General Regulation of the autorité des marchés financiers, and has therefore not been, and will not be, submitted to the autorité des marchés financiers for clearance procedure.
Neither this prospectus, nor any other material relating to the ordinary shares, nor any information contained herein may be distributed or caused to be distributed to any other person or entity or used in connection with any offer, solicitation or advertising for subscription or sale of the ordinary shares to the public in France. The ordinary shares may only be offered, sold, distributed, transferred or resold and the prospectus, or any supplement or replacement or any material relating to the ordinary shares, may be distributed or caused to be distributed, in France, only to (1) persons licensed to provide the investment service of portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour le compte de tiers) or (2) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2, D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the Code monétaire et financier and any implementing regulation.
Pursuant to Article 211-3 of the General Regulation of the autorité des marchés financiers, investors in France are informed that the ordinary shares may only be issued, directly or indirectly, to the public in France in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the Code monétaire et financier.
Canada
The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased common shares, namely a person who is: (1) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and common shares and preferred shares of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the common shares under Section 275 of the SFA except:
•
to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

•
where no consideration is or will be given for the transfer;

•
by operation of law; and

•
as specified in Section 276(7) of the SFA.

Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act) in relation to the ordinary shares has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:
(a)
you confirm and warrant that you are either:

(i)
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)
a person associated with the company under section 708(12) of the Corporations Act; or

(iv)
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)
you warrant and agree that you will not offer any of the ordinary shares for resale in Australia within 12 months of that ordinary shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

South Africa
Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:
(1)
the offer, transfer, sale, renunciation or delivery is to:

(a)
persons whose ordinary business is to deal in securities, as principal or agent;

(b)
the South African Public Investment Corporation;

(c)
persons or entities regulated by the Reserve Bank of South Africa;

(d)
authorized financial service providers under South African law;

(e)
financial institutions recognized as such under South African law;

(f)
a wholly-owned subsidiary of any person or entity contemplated in (1)(c), (1)(d) or (1)(e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)
any combination of the person in (1)(a) to (1)(f); or

(2)
the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
The Federal Republic of Nigeria
This prospectus and the ordinary shares have not been and will not be registered with the Nigerian Securities and Exchange Commission (the “Nigerian SEC”) or under the Nigerian Investments and Securities Act, No. 29 of 2007 (the “Nigerian ISA”) and the Nigerian SEC has not approved or recommended an investment in/subscription for the ordinary shares. This prospectus may not be utilized in connection with any offering to the public within the Federal Republic of Nigeria (“Nigeria”). The ordinary shares may, however, be offered and sold in Nigeria in certain transactions exempt from the registration requirements of the Nigerian ISA. Accordingly, this prospectus is not directed to, and the ordinary shares are not available for subscription by, any persons within Nigeria, other than the selected investors to whom the prospectus has been addressed as a private sale, or domestic concern, within the exemption and meaning of Section 69(2) of the Nigerian ISA.
Each underwriter has agreed that, subject to the provisions of the ISA and regulations made thereunder, it will not offer or sell the ordinary shares, directly or indirectly, in Nigeria as part of their distribution at any time.
In addition, investors in Nigeria should note that in line with the directives from the Central Bank of Nigeria (“CBN”), their ability to purchase foreign currency in Nigeria for the purpose of investing in foreign currency-denominated securities such as the ordinary shares is now limited to the extent that they can no longer access the interbank market to purchase foreign currency for the purpose of purchasing the ordinary shares. Such investors in Nigeria will need to source foreign currency from alternative sources available to them in order to purchase the ordinary shares.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
U.S. Securities and Exchange Commission registration fee		$10,910
FINRA filing fee		15,500
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total	$	*

*
To be filed by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS
The validity of our ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Walkers (Cayman) LLP, 190 Elgin Avenue, George Town, Grand Cayman KY 1-9001, Cayman Islands. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain matters of U.S. federal law will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS
The financial statements as of December 31, 2019 and December 31, 2020 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of England and Wales. The current address of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH, United Kingdom.
The statistical data included in this prospectus in the tables set forth under the section titled “Industry” and in the fifth and sixth columns of the tables set forth under the sections titled “Prospectus Summary — Overview — Our Business — IHS Towers Overview by Country” and “Business — IHS Towers Overview by Country” has been derived from and included herein in reliance upon a research report prepared by Analysys Mason Limited, an independent provider of research and analysis, commissioned by the Company, and issued upon the authority of said firm as experts with respect to such matters. Analysys Mason does not have any interest in the securities of the Company.

ENFORCEMENT OF CIVIL LIABILITIES
We are registered under the laws of the Cayman Islands as an exempted company with limited liability. A substantial portion of our assets are located outside of the United States. In addition, many of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.
We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be: (i) one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules; (ii) final and conclusive; (iii) either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non money relief; and (iv) neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Cayman Islands courts may stay enforcement proceedings if concurrent proceedings are brought elsewhere.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.
Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
Upon the effectiveness of the registration statement, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of IHS Holding Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of IHS Holding Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and other comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases with effect from January 1, 2019.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition
As described in notes 2 and 6 to the consolidated financial statements, revenue is derived from fees paid by customers for services from the Company’s colocation business and its ancillary managed services. Total revenues for the year ended December 31, 2020 were US$1.4 billion. The Company determines the transaction price at contract inception. On initial recognition of revenue, the Company assesses the recoverability of revenue and recognises the revenue, in respect of satisfied performance obligations, which is expected to be recovered. Amounts not expected to be recovered at the point of initial recognition are considered to be variable consideration, contingent upon the receipt of funds from the customer, and are therefore subject to measurement constraints as such payments are not wholly within the control of the Company. The assessment of amounts expected to be recovered, and indirectly the variable consideration component, are closely aligned with the assumed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Company’s IFRS 9 expected credit loss policy. Under this policy, the Company assesses the credit risk of the customer to evaluate the customer’s capacity to meet its contractual cash flow obligations in the near term.
The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are the significant judgement and estimation required by management in determining the amount of variable consideration expected to be recovered, which in turn led to a high degree of subjectivity, judgement and effort in performing procedures relating to management’s assessment of the amounts expected to be recovered and significant assumptions related to credit risk of the customer. As disclosed by management, a material weakness existed related to this matter.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) inspection of a sample of contracts to confirm the existence of the arrangements and evaluate the treatment of any unusual terms; (ii) testing of the timing of recognition of revenue related to the resolution of disputes with customers, including consideration of the timing of reaching agreement, invoicing and settlement of amounts; (iii) testing the accuracy of underlying data used in the calculation of revenue for a sample of contracts; and (iv) evaluating variable consideration amounts assigned to those contracts at initial recognition based on management’s assessment of recoverability. Evaluation of variable consideration involved evaluating whether the customer credit risk assumption used by management was reasonable.
Goodwill impairment testing  — IHS Latam Group CGU
As described in notes 2, 3 and 15 to the consolidated financial statements, goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The aggregate carrying value of goodwill at December 31, 2020 was US$656 million, including US$182 million relating to the IHS Latam Group cash generating unit (“CGU”) which arose as a result of a business combination during the year. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. The recoverable amount of the IHS Latam Group CGU was determined based on fair value less costs of disposal.
The key assumptions to which the fair value less costs of disposal calculation are most sensitive are monthly tower cash flow for the IHS Latam Group CGU determined on the basis of contractual revenues and gross margin percentage for existing towers at December 31, 2020; tower cash flow multiples determined from analysis of information available relating to recent comparable transactions; and estimated costs of disposal based on management’s experience of previously completed business combinations.
The principal considerations for our determination that performing procedures relating to goodwill impairment testing — IHS Latam Group CGU is a critical audit matter are the significant judgement and estimation required by management in developing the fair value less cost of disposal and the complexity of the valuation model. This, in turn, led to a high degree of auditor judgement, subjectivity and effort in performing procedures and in evaluating management’s fair value less cost of disposal valuation calculation and significant assumptions related to monthly tower cash flow, tower cash flow multiples and estimated costs of disposal. In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) assessing management’s process for developing the recoverable amount estimate; (ii) evaluating the appropriateness of the fair value less costs of disposal calculation; (iii) testing the completeness, accuracy and relevance of underlying data used in the estimate; and (iv) evaluating significant assumptions used by management, including monthly tower cash flows, tower cash flow multiples and estimated costs of disposal. Evaluating significant assumptions used by management involved evaluating whether the assumptions used by management were reasonable considering: (i) the current and past performance of the IHS Latam Group CGU; (ii) the consistency with external market and industry data; and (iii) whether those assumptions were consistent with other evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in the evaluation of the tower cash flow multiple assumption within the Company’s fair value less costs of disposal model.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
June 4, 2021
We have served as the Company's auditor since 2017.

IHS HOLDING LIMITED
CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
	Note	2018	2019	2020
		$’000	$’000	$’000
Revenue	6	1,168,087	1,231,056	1,403,149
Cost of sales	7	(766,732)	(810,967)	(838,423)
Administrative expenses	8	(148,773)	(556,285)	(236,112)
Loss allowance on trade receivables	8	(50,611)	(27,944)	(13,081)
Other income	9	3,961	7,036	16,412
Operating profit/(loss)		205,932	(157,104)	331,945
Finance income	10	23,988	36,045	148,968
Finance costs	11	(315,942)	(288,915)	(633,766)
Loss before income tax		(86,022)	(409,974)	(152,853)
Income tax expense	12	(46,748)	(13,518)	(169,829)
Loss for the year		(132,770)	(423,492)	(322,682)
Loss attributable to:
Owners of the Company		(132,770)	(423,492)	(321,994)
Non-controlling interests	27	—	—	(688)
Loss for the year		(132,770)	(423,492)	(322,682)
Loss per share — basic $	13	(0.00)	(0.00)	(0.00)
Loss per share — diluted $	13	(0.00)	(0.00)	(0.00)
Other comprehensive income
Items that may be reclassified to profit or loss
Fair value (loss)/gain through other comprehensive income		(2)	1	—
Exchange differences on translation of foreign operations		6,417	5,036	94,411
Other comprehensive income for the year, net of taxes		6,415	5,037	94,411
Total comprehensive loss for the year		(126,355)	(418,455)	(228,271)
Total comprehensive loss for the year attributable to:
Owners of the Company		(126,355)	(418,455)	(227,560)
Non-controlling interests	27	—	—	(711)
Total comprehensive loss for the year		(126,355)	(418,455)	(228,271)
The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020 AND 2019
	Note	2019	2020
		$’000	$’000
Non-current assets
Property, plant and equipment	14	1,537,155	1,438,040
Right of use assets	14	369,862	468,130
Goodwill	15	518,141	656,256
Other intangible assets	15	449,632	690,841
Fair value through other comprehensive income financial assets		11	8
Deferred income tax assets	16	4,820	13,443
Derivative financial instrument assets	18	42,604	155,196
Trade and other receivables	19	18,777	36,409
		2,941,002	3,458,323
Current assets
Inventories	17	48,711	49,222
Income tax receivable	12	233	—
Derivative financial instrument assets	18	53	27,495
Trade and other receivables	19	275,907	327,187
Cash and cash equivalents	20	898,802	585,416
		1,223,706	989,320
TOTAL ASSETS		4,164,708	4,447,643
Current liabilities
Trade and other payables	21	410,319	409,493
Provisions for other liabilities and charges	24	3,767	3,797
Derivative financial instrument liabilities	18	—	7,285
Income tax payable	12	30,373	48,703
Borrowings	22	105,167	186,119
Lease liabilities	23	16,834	28,246
		566,460	683,643
Non-current liabilities
Trade and other payables	21	—	9,565
Borrowings	22	1,950,711	2,017,090
Lease liabilities	23	167,660	286,501
Provisions for other liabilities and charges	24	29,801	49,469
Deferred income tax liabilities	16	19,757	177,184
		2,167,929	2,539,809
TOTAL LIABILITIES		2,734,389	3,223,452
Stated capital	25	4,530,870	4,530,870
Accumulated losses		(2,513,396)	(2,835,390)
Other reserves	26	(587,155)	(485,505)
Equity attributable to owners of the Company		1,430,319	1,209,975
Non-controlling interest	27	—	14,216
Total equity		1,430,319	1,224,191
TOTAL EQUITY AND LIABILITIES		4,164,708	4,447,643
The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
		Attributable to the owners of the Company
	Note	Stated capital	Accumulated losses	Other reserves	Total	Non-controlling interest	Total Equity
		$’000	$’000	$’000	$’000	$’000	$’000
Balance at Jan 1, 2018		4,518,502	(1,957,134)	(1,089,049)	1,472,319	—	1,472,319
Transactions with owners of the Company	26	—	—	(13,889)	(13,889)	—	(13,889)
Total transactions with owners of the Company		—	—	(13,889)	(13,889)	—	(13,889)
Loss for the year		—	(132,770)	—	(132,770)	—	(132,770)
Other comprehensive income		—	—	6,415	6,415	—	6,415
Total comprehensive (loss)/income		—	(132,770)	6,415	(126,355)	—	(126,355)
Balance at Dec 31, 2018		4,518,502	(2,089,904)	(1,096,523)	1,332,075	—	1,332,075
Balance at Jan 1, 2019		4,518,502	(2,089,904)	(1,096,523)	1,332,075	—	1,332,075
Issue of shares	25	12,368	—	—	12,368	—	12,368
Share-based payment expense	26	—	—	504,331	504,331	—	504,331
Total transactions with owners of the Company		12,368	—	504,331	516,699	—	516,699
Loss for the year		—	(423,492)	—	(423,492)	—	(423,492)
Other comprehensive income		—	—	5,037	5,037	—	5,037
Total comprehensive (loss)/income		—	(423,492)	5,037	(418,455)	—	(418,455)
Balance at Dec 31, 2019		4,530,870	(2,513,396)	(587,155)	1,430,319	—	1,430,319
Balance at Jan 1, 2020		4,530,870	(2,513,396)	(587,155)	1,430,319	—	1,430,319
NCI arising on business combination	32	—	—	—	—	14,927	14,927
Share-based payment expense	26	—	—	7,216	7,216	—	7,216
Total transactions with owners of the Company		—	—	7,216	7,216	14,927	22,143
Loss for the year		—	(321,994)	—	(321,994)	(688)	(322,682)
Other comprehensive income/(loss)		—	—	94,434	94,434	(23)	94,411
Total comprehensive (loss)/income		—	(321,994)	94,434	(227,560)	(711)	(228,271)
Balance at Dec 31, 2020		4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
	Note	2018	2019	2020
		$’000	$’000	$’000
Cash flows from operating activities
Cash from operations	30	554,940	660,025	656,699
Employee long term retirement benefits		—	(112)	—
Share-based payment	28	(113)	—	—
Income taxes paid	12	(15,723)	(13,396)	(14,540)
Payment for rent		(76,565)	(4,577)	(6,838)
Payment for tower and tower equipment decommissioning	24	(232)	—	(65)
Net cash generated from operating activities		462,307	641,940	635,256
Cash flows from investing activities
Purchase of property, plant and equipment — capital work in progress	14(ii)	(110,468)	(91,004)	(87,014)
Purchase of property, plant and equipment — others	14(ii)	(25,741)	(21,648)	(7,786)
Payment in advance for property, plant and equipment		(233,226)	(140,340)	(131,935)
Purchase of software and licenses	15	(8,590)	(5,286)	(2,464)
Consideration paid on business combinations, net of cash acquired	32	—	—	(542,905)
Proceeds from disposal of property, plant and equipment		1,860	2,403	2,227
Waiver of minority option	26	(13,889)	—	—
Insurance claims received		1,847	3,607	6,264
Interest income received	10	18,701	14,732	5,101
Restricted cash transferred from other receivables	19	104,910	1,730	—
Net cash used in investing activities		(264,596)	(235,806)	(758,512)
Cash flows from financing activities
Capital raised	25	—	12,368	—
Bank loans and bond proceeds received	22	9,563	1,800,000	232,219
Bank loans and bonds repaid	22	(89,143)	(1,622,317)	(99,903)
Fees on loans and derivative instruments		(4,142)	(61,398)	(9,403)
Interest paid	22	(176,876)	(171,883)	(167,938)
Costs paid on early loan settlement	11	—	(22,153)	—
Payment for the principal of lease liabilities	23	—	(58,330)	(39,153)
Interest paid for lease liabilities	23	—	(11,634)	(19,239)
Initial margin received/(deposited) on non-deliverable forwards		14,614	(49)	(28,780)
Profits received/(losses settled) on non-deliverable forwards		43,204	(2,923)	4,061
Net cash generated used in financing activities		(202,780)	(138,319)	(128,136)
Net (decrease)/increase in cash and cash equivalents		(5,069)	267,815	(251,392)
Cash and cash equivalents at beginning of year		646,196	633,450	898,802
Effect of movements in exchange rates on cash		(7,677)	(2,463)	(61,994)
Cash and cash equivalents at end of year	20	633,450	898,802	585,416
The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1   General information
These consolidated financial statements are the financial statements of IHS Holding Limited (‘the Company’) and its subsidiaries (together hereafter referred to as ‘the Group’ or ‘IHS’). IHS Holding Limited was incorporated in the Republic of Mauritius under the Mauritian Companies Act 2001 as a private limited liability company. The Company is domiciled in the Republic of Mauritius and the address of its registered office is: 1st Floor, Félix House, 24 Dr. Joseph Rivière Street, Port Louis, Republic of Mauritius.
IHS is principally involved in providing infrastructure for the telecommunications industry. The consolidated financial statements are presented in U.S. Dollars ($) and all values are rounded to the nearest thousands, except where otherwise indicated.
These consolidated financial statements have been authorized for issue on June 4, 2021 by the Board of Directors.
2   Summary of significant accounting policies
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.
2.1   Basis of preparation
The consolidated financial statements of IHS have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and related interpretations.
The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and liabilities (including derivative financial instruments) which are recognized at fair value.
2.1.1   Changes in accounting policies and disclosures
(a)
New standards, amendments and interpretations adopted by the Group

•
Definition of a Business (Amendments to IFRS 3).

•
Definition of Material (Amendments to IAS 1 and IAS 8)

• Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)
•
Revised Conceptual Framework for Financial Reporting

The amendments to standards listed above did not have any material impact on the Group’s financial statements.
The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2019:
•
IFRS 16 “Leases” refer to further information below.

IFRS 16 “Leases”
IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. Under IFRS 16, lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from IAS 17. For lessees however, the standard provides a single lessee accounting model requiring lessees to recognise assets and liabilities for all leases which will result in a ‘right of use’ asset for the leased item and a financial liability to pay related rentals. The only allowable exceptions are short-term and low-value leases.
As a lessor, the Group has revenue contracts with customers that contain an operating lease component for colocation revenues. Given that lessor accounting under IFRS 16 is largely unchanged, the Group did not have any accounting impact on its revenue from contracts with customers on implementing IFRS 16. The revenue recognition policy for such colocation revenue is described in note 2.5.
As a lessee, the Group’s leases primarily comprise real estate leases. The significant majority of these are site land leases for our tower sites but the Group also holds a small number of office space leases and warehouse leases. These leases were classified as operating leases under IAS 17.
The Group adopted IFRS 16 from January 1, 2019 using the modified retrospective approach which requires the recognition of the cumulative effect of initially applying IFRS 16, as of January 1, 2019, to the accumulated deficit and not to restate prior years. The Group applied the practical expedient to grandfather the definition of a lease on transition. This means that it applied IFRS 16 to all contracts entered into on or after January 1, 2019 and to those continuing contracts entered into before that date were identified as leases in accordance with IAS 17 and IFRIC 4.
Practical expedients applied
In applying IFRS 16, the Group has used the following practical expedients permitted by the standard:
•
The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases (i.e. < 12 months), at transition.

•
The lease liability is initially measured at the present value of the lease payments that are not paid at the adoption date, discounted using a relevant incremental borrowing rate (based on the related risks of each country and the lease term) at the adoption date. The weighted average incremental borrowing rate for all leases across the Group was 9.5%.

Options (extension/termination) on lease contracts were considered on a case by case basis in order to determine the term of the lease for accounting purposes. Past experience was used as a practical expedient for leases in place at January 1, 2019.
In determining the economic incentives to renew, or not to terminate a lease, the Group considers any termination costs under terms of the lease, and the remaining useful life of tower structure located on the leased land. Where the Group has the right to terminate or renew a lease and the tower structure has remaining estimated useful life, it is assumed that such lease will not be terminated or will be renewed as there is an economic incentive to continue operating that site.
Refer to note 2.7 for the accounting policy applicable to leases.

Impact of adopting IFRS 16:
Impact on Statement of Financial Position line items at the date of adoption, January 1, 2019
	Note	As reported December 31, 2018	Impact of IFRS 16	At adoption January 1, 2019
		$’000	$’000	$’000
Non-current assets
Right of use assets	(i)	—	372,000	372,000
Prepaid land rent	(ii)	140,624	(140,624)	—
Current assets
Prepaid land rent	(ii)	28,035	(27,311)	724
Current liabilities
Lease liabilities	(iii)	—	(34,890)	(34,890)
Non-current liabilities
Lease liabilities	(iii)	—	(169,175)	(169,175)

i.
Right of use assets:    Non-current assets have increased due to recognition of right-of-use assets recognized at 1 January 2019. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any prepaid lease payments made at or before the adoption date (refer to prepaid land rent below) less any lease incentive received at or before the adoption date (note 14).

ii.
Prepaid land rent:    The balance of prepaid land rent at December 31, 2018 is capitalized to the right of use asset insofar as it relates to leases accounted for under IFRS 16. The prepaid land rent in respect of short term or low value leases, which are exempt from being capitalized under IFRS 16, continues to be accounted for as short-term prepayments.

iii.
Lease liabilities:    Financial liabilities have increased due to the recognition of lease liabilities. This liability is initially measured at the present value of the lease payments that are not paid at the adoption date, discounted using the relevant incremental borrowing rate. The lease liabilities have been classified between current and non-current (note 23).

iv.
Discount rate:    When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using country-specific incremental borrowing rates at January 1, 2019. The weighted-average rate applied is 9.5%.

There are no related deferred tax assets and no net asset impact. Net current assets are $62.2 million lower due to the presentation of a portion of the liability as a current liability and the capitalization of the short term portion of prepaid rent against the right of use asset. Right of use assets exceed the value of lease liabilities by $167.9 million due to the inclusion of prepaid lease rentals. There is no impact on retained earnings.
At December 31, 2018, the Group had non-cancellable operating lease commitments of $101.2 million. Under IFRS 16, at January 1, 2019, the Group has recognized lease liabilities which differ from this commitment due to differences in the assessment of the lease term, the exclusion of low value and short term leases and the impact of discounting.

2019
$’000
Operating lease commitments as December 31, 2018 as disclosed under IAS 17	101,167
Additional payment cycles*	272,036
Short term leases not under IFRS 16	(491)
Impact of discounting	(168,851)
Other differences	204
Lease liabilities as at January 1, 2019	204,065

*
These are payment cycles which were not considered under IAS 17 as they were not contractually committed. Under IFRS 16, the Group considers whether we are more likely than not to exercise renewals as opposed to whether the renewals are automatic and compulsory. This increases the future expected payments for lease renewals where previously not assumed.

(b)
New standards, amendments and interpretations not yet adopted by the Group

Certain new accounting standards, interpretations and amendments have been published that are not effective for December 31, 2020 reporting period and have not been early adopted by the Group. They are:
•
Revisions to the classification of liabilities as either current or non-current (Amendment to IAS 1)

•
Property, Plant and Equipment — Proceeds before Intended Use (Amendment to IAS 16)

•
Reference to the Conceptual Framework (Amendment to IFRS 3)

•
Costs which should be included in the cost of fulfilling a contract when determining whether a contract is onerous (Amendment to IAS 37)

•
Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39 and IFRS 7)

•
Covid-19-Related Rent Concessions (Amendment to IFRS 16)

•
Annual Improvements to IFRS Standards 2018-2020 Cycle

None of the above amendments to standards are expected to have a material effect on the Group’s financial statements.
2.2.   Consolidation
(a)
Subsidiaries

The consolidated financial statements include the financial information and results of the Company and those entities in which it has a controlling interest. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date the control ceases. All intercompany balances and transactions have been eliminated.
(b)
Business Combinations

For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. Any excess of the purchase price paid by the Group over the amounts recognized for assets acquired and liabilities assumed is recorded as goodwill and any acquisition related costs are expensed as incurred. The Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

The consideration transferred for the acquisition comprises the fair value of the assets transferred, liabilities incurred, equity interests issued by the Group and any contingent consideration. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
If the Group gains control in a business combination in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date; any gains or losses arising from such remeasurement are recognized in profit or loss.
The Group has considered whether any of its business combinations represent a sale and leaseback transaction from a lessor perspective. It has been determined that since the space on towers and associated assets are able to be leased to multiple tenants without restriction, that no such arrangement of the entire tower site portfolio acquired exists.
(c)
Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.
2.3   Segment reporting
Operating segments are components of IHS’s business activities about which separate financial information is available and reported internally to the chief operating decision maker. The Group’s Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.
The Group’s Executive Committee consists of: the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, both Deputy CFOs, the IHS Nigeria CEO, and the Chief Human Resource Officer.
Latam and MENA are operating segments effective from February 2020 following the acquisition of IHS Brasil Cessão de Infraestruturas S.A. and IHS Kuwait Limited (refer to note 32). Effective October 2020, the Company changed the name of its Rest of Africa operating segment to SSA. Although the designation has changed, SSA currently comprises the same operations in Cameroon, Côte d’Ivoire, Rwanda and Zambia as Rest of Africa did. This reflects the way the Company’s chief operating decision maker (“CODM”) is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities. All reporting to the CODM analyzes performance in this way and resources are allocated on this basis.
2.4   Foreign currency translation
(a)
Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. Dollars.
(b)
Existence of multiple official exchange rates

During the year ended December 31, 2017, the Central Bank of Nigeria introduced a new foreign exchange window, which includes the NAFEX (Nigerian Autonomous Foreign Exchange Fixing). This resulted in a situation where there are several different official exchange rates in the market, thereby requiring the Company to monitor and evaluate which exchange rate is most appropriate to apply in translating foreign currency transactions in its Nigeria businesses and in translating Naira amounts for Group reporting purposes.

Where multiple official exchange rates exist, the Group assesses the appropriate rate to use and takes into account relevant factors. In the case of translating foreign operations or foreign transactions, such factors include access to those rates in the future to meet payments or dividends. In determining whether it is appropriate to move from one official rate to another, the Group considers the available rates in official markets for settlement of transactions. Refer to note 3 for further information.
(c)
Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of income and other comprehensive income within “finance income” or “finance cost.” Foreign exchange gains and losses that relate to other monetary items are presented in the statement of income and other comprehensive income within “cost of sales,” “administrative expense” and “other income” as appropriate.
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities designated as fair value through other comprehensive income are recognized in other comprehensive income.
The subsidiaries based in Nigeria translated their foreign currency transactions into the functional currency, Nigerian Naira, at the Nigerian Autonomous Foreign Exchange Fixing (“NAFEX”) prevailing rate at the date of the transaction. Monetary items and liabilities denominated in foreign currencies were also translated at the NAFEX rate.
The NAFEX rate was between 363.2 and 410.25 during 2020 (2019: 360.4 and 364.7; 2018: 360.2 and 364.7) and at December 31, 2020 was 410.25 (December 31, 2019: 364.7; December 31, 2018: 364.5). Refer to note 3 for further information on foreign exchange rate assessment.
The results and financial position of all the Group entities (none of which has the currency of a hyper inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position,

•
income and expenses for each statement of income and other comprehensive income are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and

•
all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations and of related borrowings are taken to other comprehensive income.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.
The results of the subsidiaries based in Nigeria were translated into U.S. Dollars at the NAFEX monthly average exchange rate for income and expenses and the assets and liabilities at the NAFEX closing rate at the date of the statement of financial position with rates as noted above. Refer to note 3 for further information.

2.5   Revenue recognition
Our revenue is derived from fees paid by our customers for services from our colocation business and its ancillary managed services.
The colocation business involves the lease of space on IHS owned and leased towers, which are shared by various operators and data service providers. Revenue is generated on towers either from anchor tenants (original tenants on towers) or colocation tenants (subsequent tenants) when they install equipment on towers. A portion of colocation arrangements for the rental of space on the towers and other assets on tower sites, on which the use of space is dependent, is within the scope of IAS 17 Leases (and subsequently IFRS 16 “Leases” from January 1, 2019). A portion of colocation arrangements for the provision of services and energy charges is within the scope of IFRS 15 ‘Revenue from contracts with customers’ as a provision of service. The Group also offers ancillary services to manage tenant operations of existing customers on a limited basis. Revenue from such managed services is within the scope of IFRS 15 ‘Revenue from contracts with customers’.
In determining the amounts of colocation revenue from our contracts with customers that fall within the scope of IFRS 15 or IAS17/IFRS 16, the Group considers whether there are separate performance obligations to which a portion of the transaction price needs to be allocated and revenue recognized separately.
For colocation services the Group determines the transaction price (including lease and non-lease elements) at contract inception and considers the effects of:
•
Variable consideration — The contractual price may be subject to service credits, price indexation, discounts provided on site consolidation and discounts associated with site occupancy. All of these items of variable consideration are considered to relate to individual service periods of series performance obligations, or represent contingent rentals, and are therefore recognized in the future periods in which they arise rather than when estimating the transaction price at contract inception.

•
The existence of significant financing components — Financing components are not expected to be significant as services and payments are generally in line over the period of the contract.

•
Consideration payable to the customer (if any) — Payments to customers (such as rebates and discounts refunded to the customer and payments for exit fees) are deducted from transaction price unless they are payments for a distinct good or service supplied to the Group in return for the payments.

At the date of contract inception, the Group determines the stand-alone selling prices of the performance obligations (including the lease elements of the contract) using a combination of data on observable prices from comparable managed service arrangements, supplemented by the cost plus a margin approach. The Group allocates the transaction price to these non-lease elements of the contract and between performance obligations within the non-lease element of the contract on the basis of relative stand-alone selling price.
(a)
Colocation services revenue (non-lease)

For non-lease revenue, two separate performance obligations have typically been identified, one in respect of the operation of tower infrastructure and one in respect of the provision of maintenance services and power, with each being a series of performance obligations to stand ready to deliver the required services.
The identification of these two performance obligations does not change the timing of revenue recognition of the non-lease component as both are typically satisfied over the same time period. In limited cases, contracts may provide the customer with a right to purchase additional services at a significant discount. In these cases, the material right is also identified as a performance obligation.
On initial recognition of revenue, the Group assesses the recoverability of revenue and recognizes the revenue, in respect of satisfied performance obligations, which is expected to be recovered. Amounts not expected to be recovered at the point of initial recognition are considered to be variable consideration, contingent upon the receipt of funds from the customer and are therefore subject to measurement constraints as such payments are not wholly within the control of the Group. The assessment of amounts expected to be recovered, and indirectly the variable consideration component, are closely aligned with the assumed credit risk of the customer, determined as part of the assessment of expected credit losses made in accordance with the Group’s IFRS 9 expected credit loss policy as described in note 2.17.4.
(b)   Colocation services revenue for which the Group is a lessor
The portion of colocation revenue, for which IHS is the lessor, is treated as a lease. Revenue from leasing arrangements, including fixed escalation clauses present in non-cancellable lease agreements is recognized on a straight line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. The duration of these lease arrangements is typically between 5 and 10 years. Escalation clauses tied to the Consumer Price Index (“CPI”) or other inflation based indices, are excluded from the straight line calculation, however, any fixed increases are included. Revenue is recognized in the accounting period in which the rental income is earned and services are rendered. Amounts billed or received for services prior to being earned are deferred and reflected in deferred revenue until the criteria for recognition have been met.
(c)
Managed services revenue

Revenue from managed services contracts with customers is recognized when control of the services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.
Revenue is recognized in the accounting period in which the services are rendered by reference to the stage of completion based on the terms of each contract. Services revenues are derived under contracts or arrangements with customers that provide for billings either on a fixed price basis or a variable price basis, which includes factors such as time and expenses. Revenues are recognized as services are performed. Amounts billed or received for services prior to being earned are deferred and reflected in deferred revenue in the accompanying statement of financial position until the criteria for recognition have been met.
2.6   Embedded derivatives in revenue contracts
Certain revenue contracts and subsequent amendments include fees that are priced in U.S. Dollars but are invoiced and settled in the relevant local currency of the operation using foreign exchange rates calculated in accordance with the contractual terms.
Where the contractual foreign exchange rates are reset at regular intervals in arrears, management evaluates and determines at the date of inception, or at the date of material modification, of the contracts whether the reset features are closely related to the host contracts or not.
In making the evaluation, management assessed that the U.S. Dollar is a commonly used currency in the local operation, and that the reset interval was sufficiently frequent to approximate the local currency spot exchange rate given economic conditions at that time. Management also considers whether, at the time of inception or material modification, contract rates reference a liquid market exchange rate. If reference rates are assessed as liquid the embedded derivative is assessed as closely related and no accounting bifurcation is made.
Where such fees that are priced in U.S. Dollars are translated to local currency at the time of billing using a fixed, pre-determined exchange rate or an exchange rate which is not referenced to a liquid market exchange rate, this results in an embedded derivative which is not closely related to the host contract and is thus bifurcated, fair valued and disclosed separately. The fair values of these embedded derivatives are determined by reference to the discounted forecast billings under the contractual rates compared to those under the forecast liquid market rates.

Upon initial recognition of the revenue embedded derivative asset or liability, the Group recognizes a contract liability or asset, respectively. The contract liability or asset is released to revenue over the shorter of the term of the contract or the term over which the conditions that result in the embedded derivative expire. The release to revenue is recognized on the same basis that those contractual conditions materialize, to match the release of the contract liability or asset to the recognition of revenue from the underlying contract.
2.7   Leases
Operating leases for which the Group is the lessee, applicable from January 1, 2018 to December 31, 2018
Leases in which a significant portion of the risks and rewards of ownership are retained by another party, are classified as operating leases. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place. The Group has various leasehold land under operating lease agreements with lease terms ranging from 5 to 15 years.
Leases for which the Group is the lessee, applicable from January 1, 2019 on adoption of IFRS 16
The Group leases various assets, comprising land and building, towers, equipment and motor vehicles. The determination whether an arrangement is, or contains, a lease is based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The following sets out the Group’s lease accounting policy for all leases with the exception of leases with low-value (i.e. < $5,000) and short term of less than 12 months for which the Group has taken the exemption under the standard and are expensed to profit or loss as incurred.
(a)
Lease assets

The Group recognizes right of use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use under the contract). Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date (which do not form part of the lease liability value at the commencement date). Right of use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term.
The right-of-use assets will be tested for impairment in accordance with IAS 36 “Impairment of Assets”.
(b)
Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of all remaining lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments where the contracts specify fixed or minimum uplifts) and variable lease payments that depend on an index or a rate.
The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.
Due to the nature of our leased assets the interest rate implicit in the lease is usually not readily determinable, the Group therefore uses the incremental borrowing rate in calculating the present value of lease payments at the lease commencement date. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, less any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.
The Group has the option under some of its leases to lease the assets for additional periods of up to 10 years. The Group applies judgement in evaluating whether it has a unilateral option to renew the lease for a further period and is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.
2.8   Cost of sales
Cost of sales is mainly comprised of power generation costs, depreciation, tower repairs and maintenance costs and site rental costs.
2.9   Administrative expenses
Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets, net (gain)/loss on disposal of property, plant and equipment and other sundry costs.
Administrative expenses also includes other corporate overhead expenses related to the Group’s acquisition efforts and costs associated with new business initiatives.
2.10   Other income
Other income includes proceeds from insurance claims.
2.11   Interest income
Interest income is recognized in profit or loss and is calculated using the effective interest method as set out in IFRS 9.
2.12   Property, plant and equipment
These are mainly towers and towers equipment, land and buildings, furniture and office equipment, motor vehicles and capital work in progress that are used directly by the Group in the provision of services to customers, or for administrative purposes. The assets are carried at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the assets including amounts related to the cost of future decommissioning and site restoration obligations.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost can be measured reliably.
The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Freehold land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:
Towers and tower equipment
Base station towers (including civil costs and overheads)	10 – 20 years
Base station equipment (other equipment)	15 years
Base station equipment (rectifier and solar power)	10 years
Base station equipment (alarm and battery)	3 – 5 years
Base station equipment (generator)	3 years
Land and buildings, furniture and office equipment, and motor vehicles
Office complex	40 years
Furniture and fittings and office equipment	3 years
Motor vehicles	4 years
Asset residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period. Where an indication of impairment exists, an asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss for the period. The Group assesses its property, plant and equipment for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at the end of every reporting period. Such indicators include changes in the Group’s business plans, changes in diesel prices, evidence of physical damage and technological changes and impacts of obsolescence.
2.13   Intangible assets and goodwill
Goodwill arises on the acquisition of businesses and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in profit or loss.
For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at or below the operating segment level. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.
(a)
Network and customer-related intangible assets

Network-related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships. Network and customer-related intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Network and customer-related intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of network and customer-related intangible assets over their estimated useful lives of 14-20 years (2019: 14-16 years; 2018: 14-16 years) and 5-30 years (2019: 5-30 years; 2018: 5-30 years) respectively. The remaining amortization period for network and customer-related assets are between 6-26 years (2019: 7-10 years; 2018: 8-11 year) and 1-27 years (2019: 1-26 years; 2018: 2-27 years) respectively.

(b)
Licenses

Separately acquired licenses are shown at historical cost. Licenses acquired in a business combination are recognized at fair value at the acquisition date. Licenses have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives of 3-15 years (2019: 3-15 years; 2018: 3-15 years).
(c)
Computer software

Costs associated with maintaining computer software programmes are recognized as expenses as incurred. Acquired computer software licenses are capitalized at the cost incurred to acquire and bring into use the software. Amortization is calculated using the straight-line method over their estimated useful lives of three to five years.
2.14   Impairment of non-financial assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired (note 3). Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
2.15   Long-term prepayment
Amounts paid in respect of long term rent are included in the right of use assets in accordance with our IFRS 16 accounting policy (note 2.7). Subsequent costs in enhancing the performance of the rented complexes and buildings are capitalized and amortized over the period of the rental.
2.16   Inventories
Inventories are stated at the lower of cost and estimated net realizable value. Cost comprises direct materials costs and where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. If the carrying value exceeds net realizable amount, a write down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist. In other instances, where the net realizable value of an inventory item is not readily determinable, management assesses the age and the risk of obsolescence of such items in determining net realizable value of such item using an appropriate age/obsolescence factor model.
2.17   Financial assets
2.17.1   Classification
The Group classifies its financial assets in the following measurement categories:
•
those to be measured subsequently at fair value (either through other comprehensive income (OCI) or through profit or loss), and

•
those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

2.17.2   Recognition and derecognition
Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
2.17.3   Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.
(a)
Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group measures its debt instruments at amortized cost as assets are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of income and other comprehensive income.
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are reflected within borrowings in current liabilities in the statement of financial position.
(b)
Equity instruments

The Group subsequently measures all equity investments at fair value. The Group has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
2.17.4   Impairment
The Group evaluates each customer individually for the purpose of estimating the impairment at the reporting date rather than using a portfolio approach. The Group has limited history of losses and given the short duration of receivables, the Group uses the experienced credit judgement (ECJ) approach to estimate the impairment of trade receivables in accordance with the expected credit loss (ECL) requirement of IFRS 9.
The ECJ approach assesses the credit risk of the customer at the reporting date to evaluate the customer’s capacity to meet its contractual cash flow obligations in the near term and combines this with an evaluation of the impact of changes in economic and business conditions on the customer’s ability to pay.
2.18   Financial liabilities
2.18.1   Classification
The Group’s financial liabilities are classified at amortized cost. Financial liabilities are recognized initially at fair value and inclusive of directly attributable transaction costs. The Group’s financial liabilities are borrowings and trade and other payables.

(a)
Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the statement of income and other comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.
A day one gain or loss on a related party loan at a non-market interest rate is included in investments.
Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the statement of income and other comprehensive income as other income or finance costs. Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in the statement of income and other comprehensive income, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
(b)
Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
2.19   Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.
All financial instruments are initially measured at fair value. Financial assets and liabilities are derecognized when the rights to receive cash flows from the investments or settle obligations have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.
2.20   Derivative financial instruments
Derivatives are financial instruments that derive their value from an underlying price or index. A derivative instrument gives one party a contractual right to exchange financial assets and financial liabilities with another party under conditions that are potentially favorable or financial liabilities with another party under conditions that are potentially unfavorable. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.
Where we have an obligation to purchase non-controlling interest that will be settled for a variable number of own shares, rather than cash, another financial asset, or a fixed number of shares, our policy is to treat this as a derivative transaction and measure it at fair value in the statement of income.

2.21   Embedded derivatives
An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates or other variable (provided in the case of a non-financial variable that the variable is not specific to a party to the contract).
An embedded derivative is only separated and reported at fair value with gains and losses being recognized in the statement of income and other comprehensive income when the following requirements are met:
•
where the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract;

•
the terms of the embedded derivative are the same as those of a stand-alone derivative; and

•
the combined contract is not held for trading or designated at fair value through profit or loss.

A significant portion of the Group’s contracted revenue pricing is denominated in U.S. Dollars and the amount of local currency due is determined by reference to the U.S. Dollar amount invoiced, translated at the spot rate or an average rate to the respective subsidiary. This represents an embedded foreign currency derivative in a host contract.
Management’s judgement is that where fees that are priced in U.S. Dollars are translated to local currency at the time of billing using a liquid market exchange rate, derivatives are not bifurcated as at the time the contracts are entered into. They are considered closely related to the host contract since they are denominated in a currency that is commonly used in the regions that the Group operates in (U.S.  Dollar being a relatively stable and liquid currency that is commonly used for pricing in local business transactions and trade).
Where fees priced in U.S. Dollars are translated to local currency at the time of billing using a fixed, pre-determined exchange rate, or an exchange rate which is not referenced to a liquid market exchange rate, derivatives are bifurcated at the time the contracts are entered into.
2.22   Current and deferred income tax
(a)
Deferred income tax

Deferred income tax is recognized in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax liabilities are not recognized if they arise from initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability, in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
(b)
Current income tax

Current income tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted by the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
2.23   Employee benefits
(a)
Defined contribution schemes

The Group operates a number of defined contribution plans which are funded by contributions from the Group and the employees based on the law ruling in each country. The amounts contributed by the Group is recognized as employee benefit expenses and are charged to profit or loss in the period to which the contributions relate. The Group has no further payment obligation once the contributions have been paid. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payment is available.
(b)
Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
(c)
Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in the statement of income and other comprehensive income in the period in which they arise.
2.24   Share-based payments
The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Company. Equity settled share-based payment obligations granted to employees are measured at their fair value (at the date of grant or the date of amendment in the case of modification of terms) and the fair value is recognized as an expense in profit or loss, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions (for example, profitability, sales growth targets are expected to be met), such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date (note 3).
In the event of a modification of the terms of the share-based instruments, if the fair value of the new amended instruments is greater than the fair value of the original instruments as at the modification date, then for options vested at the modification date, the incremental fair value is recognized in profit or loss immediately and for unvested options, the incremental amount is recognized in profit or loss over the remaining vesting period.
Up to 10 July 2019, the share-based compensation plans operated by the Group were classified and accounted for as cash-settled instruments. Options were measured at their fair value (at the date of grant) and the fair value was recognized as an expense in profit or loss with a corresponding liability recognized. Cash settled share-based payment liabilities were remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in profit or loss. At the end of each reporting period and up to 10 July 2019, the Group revised its estimates of the number of options that were expected to vest based on the non-market vesting conditions and service conditions and recognized the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to liability. Refer to note 28 for further information.
2.25   Decommissioning and site restoration obligations
The Group makes provision for any future cost of decommissioning of its telecommunication towers where required by regulation or land lease terms. These costs are expected to be incurred within a period of up to 20 years depending on the term of the leasehold. The Group estimates this provision using existing technology at current prices as quoted by decommissioning experts, escalated at the relevant inflation factor. The inflated decommissioning provision is subsequently discounted to present value using the Group’s incremental borrowing rate for borrowings over the expected term of the leasehold. The timing of each decommissioning will depend on the term of the lease and whether or not the lessor intends to renew the rental contract. A corresponding amount is recognized as part of property, plant and equipment. This is subsequently depreciated as part of the tower. Other than the unwinding discount on the provision, any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding item of property, plant and equipment.
3.   Critical accounting estimates and judgements
The preparation of financial statements requires management to make certain judgements, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities as at the end of the reporting period and the amounts reported for revenues and expenses during the year. The nature of the estimation means that actual outcomes could differ from those estimates. The key sources of judgment and estimation uncertainty that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next year are discussed below.
(a)
Key accounting judgements

3.1   Going concern — Coronavirus
The COVID-19 outbreak and resulting measures taken by the federal and state governments in the countries where we operate to contain the virus have required some changes to how we operate (for example travel restrictions, increased working from home, practicing social distancing, increased hygiene measures and enhanced risk and contingency planning). During the current year however, and during the period after December 31, 2020 the financial impact on our business has not been significant as our operational teams were allowed to fulfil their responsibilities and visit sites even when local travel restrictions were in place.
However, in addition to the already known effects, the macroeconomic uncertainty causes disruption to economic activity and it is unknown what the longer-term impact on our business may be. The remaining duration of this pandemic remains uncertain but is expected to continue to impact the way we run our business, in particular in relation to office working and the ability to travel internationally without restriction. The below table outlines Management’s assessment of and response to the main risks arising from the current uncertain situation regarding COVID-19. These risks inherently impact the significant judgements and estimates made by management.

	Assessment	Risk discussion and response
Revenue and profitability	• Limited impact on revenue collections thus far. • Customers continue to perform, and we have not experienced significant deterioration in payments.
•
The Group has long-term revenue contracts with its customers amounting to $9.2 billion in contracted revenue.

•
Our ability to collect revenue from our customers is impacted by our customers’ ability to generate and collect revenues from their operations. Our customers have, in the main, seen an increased demand for their services.

•
The impact on collections has thus far been limited and the Group remains in constant conversation with customers regarding their liquidity and ability to meet their obligations.

•
The Group regularly reviews measures for cost savings whilst maintaining its ability to operate effectively and towards strategic goals.

•
The Group has continued to invest in capital expenditure which supports revenue growth, albeit at lower levels than initially planned for the year ended December 31, 2020. The Group will continue to invest in capital expenditure relating to revenue growth during 2021.

Liquidity	• Sufficient liquidity is available. • No current impact on going concern.
•
The Group has cash and cash equivalents of $585 million as at December 31, 2020.

•
Management has assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure.

•
In the context of current commitments and available liquidity, management believes that the going concern assumption remains appropriate.

•
All of the Group’s operations are cash generative.

Access to USD	• Moderate risk due to decreased availability.
•
While there has been a reduction in U.S. Dollar liquidity in the Nigerian market, we were still able to source U.S. Dollars locally to fund our semi-annual coupons during the year, and management remain confident that we will be able to do so for the foreseeable future.

Workforce and internal controls	• Minimal impact to date.
•
Employees are working remotely wherever possible or where required by local regulations. This has had a limited impact on the operation of and management oversight over internal controls which continue to operate effectively.

•
Operational employees continue to operate in the field while observing strict safety guidelines.

•
Our IT team monitors the increased risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilises security

	Assessment	Risk discussion and response
measures to mitigate such risks.
Supply chain	• Minimal impact to date.
•
The Group works closely with suppliers and contractors to ensure availability of supplies on site, especially diesel supplies which are critical to many of our operations.

•
Regular maintenance of our towers continues while observing strict safety guidelines for our employees and our suppliers and contractors.

Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market. As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of the financial statements. In assessing the forecasts, in addition to the impact of COVID-19 on the group’s operations, the Directors have considered:
•
the current economic conditions in the operating markets and how that impacts trading;

•
the impact of macroeconomic factors, particularly interest rates and foreign exchange rates;

•
the status of the Group’s financial arrangements (see also note 22);

•
mitigating actions available should business activities fall behind current expectations; and

•
additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

Whilst inherently uncertain, and we expect some impact to our operations and performance, we currently do not believe that the COVID-19 outbreak will directly have a material adverse effect on our financial condition or liquidity for the foreseeable future. Having carefully considered this and the other factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.
3.2   Assessment of appropriate foreign exchange rate
The Group had been using the relevant central bank rate, being the relevant official rate in each jurisdiction for foreign currency translation. On April 24, 2017, the Central Bank of Nigeria (CBN) introduced a special foreign exchange window for investors and exporters, known as the NAFEX market.
By introducing the NAFEX window, the CBN created a situation where there are multiple differing official rates in the market. This resulted in a need for the Group to reach a judgement regarding the appropriate exchange rates for translating foreign denominated transactions and balances for Nigerian subsidiaries and for the translation of Nigerian results on consolidation. The Group considered the requirements of IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ and performed an assessment of the availability of the NAFEX rate in that market. The Group concluded that access to U.S. Dollar in Nigeria in the future to meet payments or dividends is expected to be obtained via the more liquid NAFEX market.
From January 1, 2018, the NAFEX rate has been used for the translation of USD transactions and denominated balances in the Nigerian subsidiaries and also for consolidation purposes.
3.3   Determining the lease term of contracts with renewal options
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, less any periods covered by an option to terminate the lease, if it is reasonably certain it will be exercised.

The Group has the option under some of its leases to lease the assets for additional periods of up to 10 years. The Group applies judgement in evaluating whether it has a unilateral option to renew the lease for a further period or is otherwise provided that option under the laws governing the lease agreement and is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal or for the landlord to accept a renewal, including the nature of the underlying asset, the availability of a similar asset in a similar location, and the expected business impact or relocating its towers. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its intention or ability to exercise (or not to exercise) the option to renew.
(b)
Key accounting estimates

3.4   Impairment of non-financial assets
The Group assesses its non-financial assets including property, plant and equipment, goodwill, and other intangible assets for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at the end of every reporting period. Such indicators include changes in the Group’s business plans, changes in diesel prices, evidence of physical damage and technological changes and impacts of obsolescence. If there are rapid changes in technology of the existing telecommunication infrastructure, the Group may need to recognize significant impairment charges.
The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.13.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Refer to note 15 for Goodwill and intangible assets impairment considerations.
The assessment for impairment entails comparing the carrying value of the cash-generating unit with its recoverable amount, that is, the higher of the value in use and the fair value less costs of disposal. Value in use is determined on the basis of discounted estimated future net cash flows. Fair value less costs of disposal is determined on the basis of tower cash flow multiples from recent comparable transactions. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future revenue (taking into account tenancy rates), and the direct effect these have on gross profit margins in the initial five year forecast period, discount rates, terminal growth rates, valuation multiples observed in comparable transactions and cost related to the disposal of a business.
In determining value in use the Group makes estimates and assumptions concerning the future. The assumptions adopted in the computation of the value in use are considered reasonable to the circumstance of each CGU. The resulting accounting estimates will, by definition, seldom equal the related actual results. Such estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
3.5   Share-based payment valuation
The Group initially measures the cost of share-based payment transactions with employees using an option pricing model to determine the fair value of the liability incurred. Estimating fair value for share-based payment transactions require determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and weighted average share price of each option and making assumptions about them.
Equity settled share-based payment obligations granted to employees are measured at their fair value (at the date of grant or the date of amendment in the case of modification of terms) and are recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. This requires a reassessment of the expectation of the likelihood of meeting the non-market performance conditions used at the end of each reporting period. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 28.
3.6   Regulatory accruals
The Group requires a variety of regulatory approvals and permits related to its license to operate and meets its compliance requirements in respect of individual tower sites. These charges are levied by various national and state authorities. There is uncertainty over the level of charges where rates (e.g. percentage of revenue) remain under negotiation with the relevant authorities and also over the period for which charges will apply where demands have not yet been received from authorities on a site by site basis. State authorities may also make claims on an ad-hoc basis for additional charges relating to new compliance requirements or charges significantly in excess of levels previously charged for an existing requirement. These ad-hoc claims may be made on a prospective or retrospective basis.
The Group recognizes an accrual for unbilled regulatory costs based on management estimates of the rates per permit/approval type, periods for which permits/approvals potentially relate and the probability of charges being raised resulting in a cash outflow. The most significant accrual relates to the Group’s operations in Nigeria, where the amount accrued is $28.3 million (2019: $43.8 million; 2018: $57.9 million). The accrual is based both on permits where rates are known amounts and those where amounts are based on management estimates including:
•
the assumed percentage of maximum “claimed” liability related to “ad hoc” state level claims;

•
the assumption that the risk related to potentially unpaid “regular” claims reduces over time and is accrued at 100% but reduced to 0% for balance over a certain number of years;

•
assumptions regarding the risk of liabilities arising in respect of one-off site development related charges in respect of sites acquired by the group.

A 10 percentage point change in management’s estimate of the amount of the potential liability that, subject to these estimates, will eventually be demanded and paid to the relevant authorities would alter the accrual at December 31, 2020 by approximately $2.9 million (2019: $3.5 million; 2018: $4.6 million). Management has only considered items in the sensitivity analysis that are subject to management’s rates estimate in the total amount accrued.
4.   Introduction and overview of Group’s risk management
The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group has established the Executive Risk Management Committee, who is responsible for developing and monitoring the Group’s risk management policies. The Committee reports regularly to the Board of Directors on its activities.
The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly by the executive management to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.
The Board oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Board is supported by various management functions that check and undertake both regular and ad hoc reviews of compliance with established controls and procedures.
(a)
Derivative instruments

Derivatives are only used for economic hedging purposes and not as speculative investments. Derivatives do not meet the criteria for hedge accounting and are therefore classified as financial instruments at fair value through profit or loss.
•
Non-deliverable forwards (NDFs) — The calculation of an NDF fair value is based on the difference between the contracted exchange rate and the anticipated spot exchange rate at the relevant period. The rate applied to represent the anticipated spot exchange rate requires judgement given the limited market liquidity in Nigeria. The Group has determined that the spot NAFEX exchange rate obtained from FMDQ OTC securities exchange is the most appropriate rate. The gain or loss at the settlement date is calculated by taking the difference between the agreed upon contract exchange rate (NGN/USD) and the spot rate at the time of settlement, for an agreed upon notional amount of funds.

•
Embedded options within listed bonds — The bonds issued by IHS Netherlands Holdco B.V. in October 2016 and September 2019 have embedded options which allow early redemption at the option of the issuer and holder upon the occurrence of specified events. These are accounted for as derivatives at fair value through profit or loss.

•
Embedded derivatives within revenue contracts — The embedded derivatives within revenue contracts represent the fair value of the U.S. Dollar linked components of the Group’s revenue contracts with customers, where such U.S. Dollar linked components are translated to local currency at the time of billing using a fixed, pre-determined exchange rate or an exchange rate which is not referenced to a liquid market exchange rate. These are accounted for as derivatives at fair value through profit or loss.

(b)
Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
The Group manages market risks by keeping costs low through various cost optimization programmes. Moreover, market developments are monitored and discussed regularly, and mitigating actions are taken where necessary.
(i)
Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures other than the U.S. Dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
The Group is exposed to risks resulting from fluctuations in foreign currency exchange rates. A material change in the value of any such foreign currency could result in a material adverse effect on the Group’s cash flow and future profits. The Group is exposed to foreign exchange risk to the extent that balances and transactions are denominated in a currency other than the functional currency in which they are measured.
In managing foreign exchange risk, the Group aims to reduce the impact of short-term fluctuations on earnings. The Group has no export sales, but it has customers that are either contracted using fees quoted in U.S. Dollars or other foreign currencies, but with foreign exchange indexation. The Group’s significant exposure to currency risk relates to its loan facilities that are mainly in foreign currencies. The Group manages foreign exchange risk through the use of derivative financial instruments such as currency swaps and forward contracts. The Group monitors the movement in the currency rates on an ongoing basis.

Currency exposure arising from assets and liabilities denominated in foreign currencies is managed primarily by setting limits on the percentage of net assets that may be invested in such deposits.
Sensitivity analysis
The table below shows the impact on the Group’s loss if the exchange rate between the following currencies to U.S. Dollars had increased or decreased, with all other variables held constant. The rate of change was determined by an assessment of a reasonable or probable change in the exchange rate being applied as at December 31.
	Effect on Euro	Effect on Rwandan Franc	Effect on Nigerian Naira	Effect on Zambian Kwacha	Effect on Brazilian Real	Effect on Kuwaiti Dinar
	$’000	$’000	$’000	$’000
2018
Rate of change	5%	5%	5%	5%	n.a	n.a
Effect of U.S. Dollar weakening on loss	(14,369)	(3,643)	(114,280)	(10,185)	n.a	n.a
Effect of U.S. Dollar strengthening on loss..	14,369	3,643	114,280	10,185	n.a	n.a
2019
Rate of change	5%	5%	5%	5%	n.a	n.a
Effect of U.S. Dollar weakening on loss	(11,740)	(6,308)	(104,540)	(9,807)	n.a	n.a
Effect of U.S. Dollar strengthening on loss..	11,740	6,308	104,540	9,807	n.a	n.a
2020
Rate of change	5%	5%	5%	5%	5%	5%
Effect of U.S. Dollar weakening on loss	(18,652)	(3,522)	(114,799)	(10,808)	(14,302)	(250)
Effect of U.S. Dollar strengthening on loss	18,652	3,522	114,799	10,808	14,302	250
The impact is based on external and intercompany loans.
This analysis excludes the natural hedging arising from contracts with customers in the Nigeria, Zambia and Rwanda operations, which are either wholly or partly linked to the U.S. Dollar exchange rate. It is, however, impracticable to incorporate the impact of this U.S. Dollar component in the above analysis due to the complexity of the contracts and the timing of any devaluation event.
The Group is exposed to foreign exchange exposure that arises on intercompany loans denominated in U.S. Dollars and Euro at a subsidiary level as a result of loan revaluations in local functional currency at period ends. The balances, as translated into U.S. Dollars, of the foreign denominated intercompany loans in the local books of the subsidiaries are:

	Nigerian Naira	Rwandan Franc	Zambian Kwacha	Brazilian Real	Kuwaiti Dinar	U.S. Dollar
	$’000	$’000	$’000	$’000	$’000	$’000
2018
U.S. Dollar loan	1,867,343	49,456	98,468	n.a	n.a	—
Euro loan	—	—	—	n.a	n.a	200,694
2019
U.S. Dollar loan	2,006,008	52,837	105,749	n.a	n.a	—
Euro loan	—	—	—	n.a	n.a	182,460
2020
U.S. Dollar loan	2,189,385	56,449	119,245	286,032	5,007	—
Euro loan	—	—	—	—	—	331,668
The summary of quantitative data about the Group’s exposure to foreign exchange risk (balances in currencies other than the local functional currency) is as follows:
	2019	2020
	$’000	$’000
Trade receivables	11,302	18,596
Cash and cash equivalents	37,988	52,569
Trade payables	(9,526)	(34,351)
Borrowings	(291,988)	(258,859)
Net exposure	(252,224)	(222,045)

(ii)
Interest rate risk

The Group’s main interest rate risk arises from long term borrowings with variable rates, which expose the Group to cash flow interest rate risk.
The Group’s fixed rate borrowings and receivables are carried at amortized cost. They are therefore not subject to interest rate risk as defined in IFRS 7, since neither the carrying amount nor the future cash flows will fluctuate because of a change in market interest rates. The Group manages interest rate risk through the use of derivative financial instruments such as interest rate caps or by issuing fixed rate debt.
The table below shows the impact on the Group’s post tax loss if the interest rates increased or decreased by 1% (2018 and 2019: 1%).
	2018	2019	2020
	$’000	$’000	$’000
Effect of 1% increase on post tax loss	9,422	3,041	5,850
Effect of 1% decrease on post tax loss	(9,105)	(2,681)	(6,035)

(c)
Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Credit risk is managed on a Group basis. The Group accounts for the write-off of a trade receivable when a specific customer is assessed to be uncollectible, based on a review of their specific trading circumstances, credit quality and continuing poor payment performance of the specific customer.
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	2019	2020
	$’000	$’000
Other receivables (note 19)	75,443	85,011
Derivative financial instrument assets (note 18)	42,657	182,691
Trade receivables (net) (note 19)	175,746	200,652
Cash and cash equivalents (note 20)	898,802	585,416
	1,192,648	1,053,770
No impairment allowance is recorded at December 31, 2020 in respect of cash and cash equivalents and other receivables (December 31, 2019: $nil). Derivative financial instruments are carried at fair value through profit or loss. Any fair value gains or losses are recognized in profit or loss during the period.
Credit ratings
The Group works with approved banks and financial institutions which it believes are financially sound, including by reference to their external ratings.
The credit ratings of the Group’s other receivables at December 31, 2020 and 2019 are based on publicly reported Fitch ratings:
	2019	2020
	$’000	$’000
AA+	—	4,650
AAA	165	—
B+	2,512	—
B	2,526	4,881
B-	—	14,273
BB-	—	7,045
Not rated	70,240	54,162
	75,443	85,011
Refer to note 18 and note 20 for the credit ratings of derivative financial instrument assets and cash and cash equivalents respectively.
The finance department assesses the credit quality of a customer, taking into account its financial position, past experience and other factors. The compliance with credit limits by customers is regularly monitored by line management.
The Group utilizes data analysis and market knowledge to determine the concentration of its risks by reference to independent and internal ratings of customers. The assessment of the concentration risk is consistent with the overall risk appetite as established by the Group.
The Group’s credit concentration is based on internal ratings. The finance department classifies customers as first tier and second tier customers based on sales revenue from each customer during the period. First tier customers are the two to five customers that contributed 80% and above of total revenue and represent the major mobile network operators in our markets while second tier customers are the customers that contributed 20% and below of total revenue and typically represent ISPs or mobile operators with smaller or regional network footprints.

	Internal Credit rating
2019	First tier	Second tier	Total
	$’000	$’000	$’000
Accrued Revenue	28,936	2,681	31,617
Not due	30,744	2,209	32,953
0-30 days	25,737	942	26,679
31-60 days	14,427	2,459	16,886
61-90 days	41,895	7,832	49,727
Over 90 days	113,755	38,018	151,773
Gross trade receivables	255,494	54,141	309,635
Impairment allowance	(94,874)	(39,015)	(133,889)
Net trade receivables	160,620	15,126	175,746
	Internal Credit rating
2020	First tier	Second tier	Total
	$’000	$’000	$’000
Accrued Revenue	89,138	822	89,960
Not due	18,772	181	18,953
0 – 30 days	3,616	204	3,820
31 – 60 days	26,393	883	27,276
61 – 90 days	2,588	2,254	4,842
Over 90 days	129,056	60,545	189,601
Gross trade receivables	269,563	64,889	334,452
Impairment allowance	(84,219)	(49,581)	(133,800)
Net trade receivables	185,344	15,308	200,652
Over the term of trade receivables, the Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis on a customer by customer basis. In calculating the expected credit loss for each customer, the Group considers historical loss rates, available information on the customer’s financial position and adjusts for forward looking macroeconomic data.
Impairment allowances, derived in accordance with the policy described in note 2.17.4, predominantly relate to provisions representing a significant proportion of the aged balances due from a small number of customers with poor payment history.
The movement in the allowance for impairment in respect of trade receivables during the year was as follows:
	2018	2019	2020
	$’000	$’000	$’000
Opening balance	60,923	110,615	133,889
Increase in impairment provision	50,611	27,944	13,081
Written — off during the year	(1,542)	(5,591)	(2,106)
Foreign exchange	623	921	(11,064)
	110,615	133,889	133,800

(d)
Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.
The Group has a clear focus on ensuring sufficient access to capital to finance growth and to refinance maturing debt obligations. As part of the liquidity management process, the Group has various credit arrangements with some banks which can be utilized to meet its liquidity requirements. At the end of the reporting period, the Group had $2.3 billion (2019: $2.0 billion; 2018: $2.0 billion) utilized of $2.6 billion (2019: $2.1 billion; 2018: $2.1 billion) credit facilities with its financiers.
Typically, the credit terms with customers are more favorable compared to payment terms from its vendors in order to help provide sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.
The table below analyzes the Group’s financial liabilities including estimated interest payments and excluding the impact of netting agreements into relevant maturity groupings based on the remaining period from the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.
	Within 1 year	2 – 3 years	4 – 5 years	Over 5 years	Total
	$’000	$’000	$’000	$’000	$’000
2019
Trade payables (note 21)	338,402	—	—	—	338,402
Other payables (note 21)	46,933	—	—	—	46,933
Payroll and other related statutory liabilities (note 21)	18,870	—	—	—	18,870
Lease liabilities (note 23)	28,158	44,710	47,504	222,208	342,580
Bank and bond borrowings (note 22)	244,957	666,072	597,585	1,509,813	3,018,427
	677,320	710,782	645,089	1,732,021	3,765,212
2020
Trade payables (note 21)	301,813	—	—	—	301,813
Other payables (note 21)	72,286	9,565	—	—	81,851
Payroll and other related statutory liabilities (note 21)	27,476	—	—	—	27,476
Lease liabilities (note 23)	39,677	152,386	44,294	217,233	453,590
Bank and bond borrowings (note 22)	292,945	601,981	949,481	1,116,712	2,961,119
	734,197	763,932	993,775	1,333,945	3,825,849

(e)
Capital risk management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors capital on the basis of the leverage ratio to optimize market pricing, such that Net Debt (loan principal outstanding less cash and cash equivalents) to Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA) would be within a long term target leverage of 3.0x and 4.0x (2019: 3.0x and 4.0x; 2018: 3.0x and 3.5x), subject to various factors such as the availability and cost of capital and the potential long term return on our discretionary investments. We may fall outside of the target range in the shorter term to accommodate acquisitions or other restructurings.

Segment Adjusted EBITDA as defined by the Group is profit/(loss) for the period before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, provisions for bad or doubtful debts related to one Key Customer as a result of its restructuring, costs relating to a potential offering and certain other items that management believes are not indicative of the core performance of its business.
Management net leverage ratio is shown in the table below:
	2018	2019	2020
	$’000	$’000	$’000
Bank and bond borrowings (note 22)	1,897,774	2,055,878	2,203,209
Lease liabilities (note 23)	—	184,494	314,747
Less: Cash and cash equivalents (note 20)	(633,450)	(898,802)	(585,416)
Net debt	1,264,324	1,341,570	1,932,540
Segment Adjusted EBITDA (note 5)	580,722	668,614	819,014
Management net leverage ratio	2.2x	2.0x	2.4x
Fair value hierarchy
The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:
• Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
• Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
• Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
The following tables present the Group’s financial instruments that are measured at fair value at December 31, 2019 and 2020.
2019	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Fair value through other comprehensive income financial assets	11		—	11
Embedded options (note 18)	—	42,604	—	42,604
Non-deliverable forwards (NDF) (note 18)	—	53	—	53
	11	42,657	—	42,668
2020	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Fair value through other comprehensive income financial assets	8		—	8
Embedded options within listed bonds (note 18)	—	155,196	—	155,196
Non-deliverable forwards (NDF) (note 18)	—	27,495	—	27,495
Embedded derivatives within revenue contracts (note 18)	—	—	(7,285)	(7,285)
	8	182,691	(7,285)	175,414
As at the end of the reporting period, the Group has both level 1 and level 2 financial assets.
Financial assets in level 1
The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investment in marketable securities and classified as fair value through other comprehensive income financial assets.
Financial assets in level 2
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise primarily of non-deliverable forwards (NDF), options embedded in the bond and share-based payments. Their fair values are determined based on mark-to-market values provided by the counterparty financial institutions or valuation techniques using observable market data.
Financial instruments in level 3
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques are not based on observable market data and rely on entity or market specific estimates. If all significant inputs required to fair value an instrument are not observable, the instrument is included in level 3. Instruments included in level 3 are the bifurcated embedded derivatives within revenue host contracts.
Reconciliation of Level 3 fair value measurements of financial instruments
Total $’000
Opening balance at January 1, 2020	—
Recognition of embedded derivatives within revenue contracts	7,575
Change in fair value	(169)
Foreign exchange translation impact	(121)
Closing balance at December 31, 2020	7,285
Valuation techniques and significant unobservable inputs
Type	Significant unobservable inputs	Valuation technique	Weighted average rates and probabilities	Sensitivity of the input to fair value
Bifurcated embedded derivative within revenue host contracts
•
Forward looking CBN USD/NGN rate from the valuation date to the date the reference rate is no longer applicable.

•
Forward looking NAFEX USD/NGN rate from the valuation date to the date the reference rate is no longer applicable.

		The fair value was determined as the difference between the discounted future revenue cash flows at forecast liquid market rates (NAFEX) versus at non-liquid market rate (CBN)	• Illiquid rate: NGN382.00/$1 • Liquid rate: NGN409.4/$1 • Probability of discount: 100%. The discount is binary.
The sensitivity is performed on the basis of an increase or decrease of 5% in the difference between the liquid and illiquid market rates.
•
5% increase: Increase of $5.5 million in the derivative liability.

•
5% decrease: Decrease of

Type	Significant unobservable inputs	Valuation technique	Weighted average rates and probabilities	Sensitivity of the input to fair value
	• Probability that the potential discounts available to the customer will be realized at a future date			$5.5 million in the derivative liability. If the customer did not achieve a discount, this would increase the derivative liability by $0.9 million
Fair value estimation
	2019		2020
Financial liabilities	Carrying value	Fair value	Carrying value	Fair value
	$’000	$’000	$’000	$’000
Bank and bond borrowings (note 22)	2,055,878	2,063,187	2,203,209	2,230,846
	2,055,878	2,063,187	2,203,209	2,230,846
The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.
The fair value of current assets and current liabilities are not materially different from their carrying values.
Financial instruments by category
The Group’s financial instruments are categorized as follows:
Financial assets	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	$’000	$’000	$’000	$’000
2019
Trade receivables (note 19)	175,746	—	—	175,746
Other receivables (note 19)	75,443	—	—	75,443
Cash and cash equivalents (note 20)	898,802	—	—	898,802
Fair value through other comprehensive income financial assets	—	11	—	11
Derivative financial instruments assets (note 18)	—	—	42,657	42,657
	1,149,991	11	42,657	1,192,659

Financial assets	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	$’000	$’000	$’000	$’000
2020
Trade receivables (note 19)	200,652	—	—	200,652
Other receivables (note 19)	85,011	—	—	85,011
Cash and cash equivalents (note 20)	585,416	—	—	585,416
Fair value through other comprehensive income financial assets	—	8	—	8
Derivative financial instruments assets (note 18)	—	—	182,691	182,691
	871,079	8	182,691	1,053,778
Fair value through other comprehensive income financial assets are marketable securities in various financial institutions in Nigeria.
Financial liabilities	Amortized cost	Fair value through profit or loss	Total
	$’000	$’000	$’000
2019
Bank and bond borrowings (note 22)	2,055,878	—	2,055,878
Trade payables (note 21)	338,402	—	338,402
Other payables (note 21)	46,933	—	46,933
Lease liabilities (note 23)	184,494	—	184,494
	2,625,707	—	2,625,707
2020
Bank and bond borrowings (note 22)	2,203,209	—	2,203,209
Trade payables (note 21)	301,813	—	301,813
Other payables (note 21)	72,286	—	72,286
Derivative financial instruments liabilities (note 18)	—	7,285	7,285
Lease liabilities (note 23)	314,747	—	314,747
	2,892,055	7,285	2,899,340
The Senior Credit Facilities are secured by a negative pledge over the guarantors of the facility (refer to note 22) and the terms thereof do not permit any subsidiary in the guarantors to pledge its assets as security for the purposes of raising further financial indebtedness. The carrying value of the financial assets pledged in this manner is $487.5 million.
The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate. The fair values of trade payable and other current liabilities are not materially different from carrying values.
5.   Segment reporting
The Group’s Executive Committee, identified as the chief operating decision maker (CODM), reviews and evaluates the Group’s performance from a business perspective according to how the geographical locations are managed. Regional and operating company management are responsible for managing performance, underlying risks, and effectiveness of operations. Regions are broadly based on a scale and geographic basis because the Group’s risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas, namely Nigeria as the major market, Cameroon, Côte d’Ivoire, Rwanda and Zambia, as our Sub Saharan Africa business (“SSA”), Kuwait as our Middle East and North Africa business (“MENA”) and Brazil, Colombia and Peru as our Latin America business (“Latam”).
The Executive Committee reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.
The CODM has identified four operating segments:
•
Nigeria

•
SSA (formerly referred to as Rest of Africa), which comprises operations in Cameroon, Côte d’Ivoire, Rwanda and Zambia

•
Latam, which comprises operations in Brazil, Colombia and Peru

•
MENA, which comprises operations in Kuwait

Latam and MENA are operating segments effective from February 2020 following the acquisition of IHS Brasil Cessão de Infraestruturas Limitada and IHS Kuwait Limited (refer to note 32).
Effective from November 2019, our business segments changed to be Nigeria and Rest of Africa. The figures for the years ended December 31, 2018 have been represented to reflect this allocation.
Effective in October 2020, the Company changed its operating segments based on the internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Accordingly, the segment disclosures reflect the change in operating segments retrospectively. There was no impact on the amounts reported previously as the segment was comprised of the same operations.
All operating segments are engaged in the business of leasing tower space for communication equipment to Mobile Network Operators (MNOs) and other customers (internet service providers, security functions or private corporations) and provide managed services in limited situations, such as maintenance, operations and leasing services, for certain towers owned by third parties within their respective geographic areas. However, they are managed and grouped within the four reportable segments, which are primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins and geographic basis).
The CODM primarily uses a measure of Segment Adjusted EBITDA (as defined in note 4(e)) to assess the performance of the business. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and which are aggregated in ‘Other’ in the reconciliation of financial information presented below. These include costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.
There are no revenue transactions which occur between reportable segments. Intercompany finance income, finance costs and loans are not included in the amounts below.
The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA, Latam and MENA segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share-based payment and warrant obligations (warrant obligations are only applicable to the 2019 year) and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.
Summarized financial information for the year ended December 31, 2018 is as follows:

2018 (re-presented)	Nigeria	SSA	Other	Total
	$’000	$’000	$’000	$’000
Revenues from external customers	852,729	315,358	—	1,168,087
Segment Adjusted EBITDA (note 4(e))	489,444	150,544	(59,266)	580,722
Depreciation and amortization (note 14 and 15)	(222,488)	(91,917)	(2,899)	(317,304)
Net loss on disposal of property, plant and equipment (note 8)	(844)	(1,713)	—	(2,557)
Insurance claims (note 9)	1,736	111	—	1,847
Impairment of withholding tax receivables	(12,063)	—	—	(12,063)
Business combination costs	—	—	(3,448)	(3,448)
Other non-operating income and expenses	(5,695)	(424)	—	(6,119)
Provision for bad and doubtful debts(a)	(30,000)	—	—	(30,000)
Listing costs	—	—	(5,221)	(5,221)
Other costs(b)	(13,923)	466	8,467	(4,990)
Share-based payment credit (note 8)	—	—	5,065	5,065
Finance income (note 10)	16,841	2,119	5,028	23,988
Finance costs (note 11)	(115,373)	(74,469)	(126,100)	(315,942)
Profit/(loss) before income tax	107,635	(15,283)	(178,374)	(86,022)
Additions of property, plant and equipment and intangible assets	260,207	77,332	6,226	343,765
Segment assets	2,438,989	1,042,799	343,088	3,824,876
Segment liabilities	945,215	487,653	1,059,933	2,492,801

(a)
Provision for bad and doubtful debts for the year ended December 31, 2018 includes a charge of $30.0 million relating to the exceptional portion of the loss allowance on a key customer’s outstanding receivable balance which was included in Segment Adjusted EBITDA reported to the CODM.

(b)
Other costs includes redundancy costs of $3.0 million, escrow amounts received relating to IHS Towers NG Limited acquisition of $4.3 million, $2.8 million related to Middle East start-up costs, costs of $1.9 million related to consultancy services for the implementation of IFRS 16 and costs of $0.7 million related to consultancy review services related to the restrictions placed on bank accounts.

Summarized financial information for the year ended December 31, 2019 is as follows:
2019	Nigeria	SSA	Other	Total
	$’000	$’000	$’000	$’000
Revenues from external customers	925,704	305,352	—	1,231,056
Segment Adjusted EBITDA (note 4(e))	559,049	165,626	(56,061)	668,614
Depreciation and amortization (note 14 and 15)*	(290,449)	(89,596)	(4,462)	(384,507)
Net loss on disposal of property, plant and equipment (note 8)	(2,427)	(3,392)	—	(5,819)
Insurance claims (note 9)	3,429	178	—	3,607
Impairment of withholding tax receivables	(44,586)	—	—	(44,586)
Business combination costs	—	—	(3,745)	(3,745)
Impairment of property, plant and equipment and prepaid land	(19,844)	(1,760)	—	(21,604)
Listing costs	—	—	(1,078)	(1,078)
Other costs(a)	—	—	(16,932)	(16,932)
Share-based payment expense (note 8)	—	—	(351,054)	(351,054)
Finance income (note 10)	5,559	1,431	29,055	36,045
Finance costs (note 11)	(118,756)	(75,392)	(94,767)	(288,915)
Profit/(loss) before income tax	91,975	(2,905)	(499,044)	(409,974)
Additions of property, plant and equipment and intangible assets	363,501	49,704	14,705	427,910
Segment assets	2,349,699	1,056,982	758,027	4,164,708
Segment liabilities	768,206	552,343	1,413,840	2,734,389

*
In 2019, depreciation and amortization includes the depreciation of right of use asset following the implementation of IFRS 16.

(a)
Other costs for the year ended December 31, 2019 included redundancy costs of $3.2 million, aborted transaction costs of $0.6 million, $9.6 million of consultancy, facility set up and other related expenses for the Group’s finance transformation program and $3.4 million related to Middle East start-up costs.

Summarized financial information for the year ended December 31, 2020 is as follows:
2020	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues from external customers	1,037,836	313,416	30,185	21,712	—	1,403,149
Segment Adjusted EBITDA (note 4(e))	701,273	170,784	22,696	9,937	(85,676)	819,014
Depreciation and amortization (note 7 and 8)	(293,235)	(82,404)	(18,618)	(9,333)	(5,072)	(408,662)
Net gain/(loss) on disposal of property, plant and equipment (note 8)	831	(65)	—	(2)	—	764
Insurance claims (note 9)	6,264	8,723	—	—	—	14,987
Impairment of withholding tax receivables	(31,533)	—	—	—	—	(31,533)
Business combination costs	—	—	(1,793)	—	(11,934)	(13,727)
Impairment of property, plant and equipment and prepaid rental	(21,343)	(6,251)	—	—	—	(27,594)
Listing costs	—	—	—	—	(12,652)	(12,652)
Other costs (a)	—	—	—	—	(310)	(310)
Share-based payment expense (note 8)	—	—	—	—	(8,342)	(8,342)
Finance income (note 10)	35,853	599	365	44	112,107	148,968
Finance costs (note 11)	(364,438)	(117,895)	(59,454)	(2,915)	(89,064)	(633,766)
Profit/(loss) before income tax	33,672	(26,509)	(56,804)	(2,269)	(100,943)	(152,853)
Additions of property, plant and equipment and intangible assets:
- through business combinations	—	—	760,246	112,878	—	873,124
- In the normal course of business	195,692	61,147	31,703	8,465	3,447	300,454
Segment assets	2,040,911	1,043,669	682,813	142,210	538,040	4,447,643
Segment liabilities	747,428	532,801	266,596	92,917	1,583,710	3,223,452

(a)
Other costs for the year ended December 31, 2020 related to aborted transaction costs.

Geographical information:
The following countries contribute material revenue and/or have material non-current assets in country as follows:
	2018	2019	2020
	$’000	$’000	$’000
Revenue
Nigeria	852,729	925,704	1,037,836
Rest of world	315,358	305,352	365,313
	1,168,087	1,231,056	1,403,149
Non-current assets*
Nigeria	1,724,353	1,991,553	1,654,318
Côte d’Ivoire	272,187	317,597	330,705
Cameroon	271,755	288,773	n.a. as less than 10%
Brazil	—	—	641,253
Rest of world	273,186	276,867	626,991
	2,541,481	2,874,790	3,253,267

*
Non-current assets exclude fair value through other comprehensive income financial assets, derivative financial instrument assets, non-current trade and other receivables and deferred tax assets.

Revenue from three tier one customers represent approximately 10% or more of the Group’s total revenue:
	2018	2019	2020
	$’000	$’000	$’000
Customer A	63%	63%	66%
Customer B	13%	13%	n.a. as less than 10%
Customer C	12%	14%	14%
6.   Revenue
The Group’s revenue accrues from providing telecommunications support services. The Group provides infrastructure sharing and leasing known as colocation (which includes colocation rental revenue and colocation services) and, to a limited extent, managed services.
	2018	2019	2020
	$’000	$’000	$’000
Lease component	800,739	889,909	1,026,103
Services component	367,348	341,147	377,046
	1,168,087	1,231,056	1,403,149
The following table shows unsatisfied performance obligation which represents the services component of future minimum receipts expected from customer under non-cancellable agreements in effect at December 31, as follows:

	2018	2019	2020
	$’000	$’000	$’000
Within one year	279,427	290,645	343,209
1 – 2 years	270,030	263,298	331,608
2 – 3 years	268,639	250,167	291,891
3 – 4 years	261,088	218,380	258,129
4 – 5 years	238,037	196,753	214,223
More than five years	1,129,582	894,086	879,294
	2,446,803	2,113,329	2,318,354
The Group leases space on its towers under leases over periods ranging between 5 and 20 years for 2020 and 2019 (2018: 5 and 15 years).
The lease component of future minimum receipts expected from tenants under non-cancellable agreements in effect at December 31, were as follows:
	2018	2019	2020
	$’000	$’000	$’000
Within one year	651,279	791,654	1,011,501
1 – 2 years	632,556	704,054	981,778
2 – 3 years	624,903	678,734	880,316
3 – 4 years	596,711	572,273	801,452
4 – 5 years	511,910	520,933	625,352
More than five years	1,990,776	2,108,418	2,594,074
	5,008,135	5,376,066	6,894,473
Certain customer contracts allow for the cancellation of a proportion of sites during the contract term without payment of termination penalties. The minimum service and lease revenue in the tables above assumes that each customer will fully utilize this churn available to them under the contract. Where rentals are denominated in U.S. Dollars, which is not the functional currency of the subsidiary, they have been included in the above table at the exchange rate at the end of the reporting period.

7.   Cost of sales
	2018	2019	2020
	$’000	$’000	$’000
Tower repairs and maintenance	71,465	69,304	75,931
Power generation	219,953	237,640	216,030
Site rental*	45,472	3,547	7,543
Other rent	1,482	2,289	3,085
Vehicle maintenance and repairs	2,052	2,108	2,754
Site regulatory permits	43,333	19,360	27,313
Security services	32,426	33,027	32,719
Insurance	4,102	5,958	4,695
Staff costs (note 8.3)	18,430	20,561	24,588
Travel costs	1,132	4,719	4,313
Professional fees	2,436	2,122	2,457
Depreciation (note 14)*	286,774	353,368	367,007
Amortization (note 15)	26,081	24,549	32,503
Impairment of property, plant and equipment and prepaid land rent (note 30)	6,155	21,604	27,594
Other	5,439	10,811	9,891
	766,732	810,967	838,423

*
Presented net of related indirect tax receivable in Brazil of $0.8 million. Refer to note 14.

Foreign exchange gains and losses on cost of sales are included in Other.
8. Administrative expenses
	2018	2019	2020
	$’000	$’000	$’000
Facilities, short term rental and upkeep	10,536	12,881	12,872
Depreciation (note 14)	934	2,392	6,240
Amortization (note 15)	3,515	4,198	2,912
Travel costs	11,079	13,475	6,815
Staff costs (note 8.3)	52,148	45,523	78,376
Redundancy costs	2,964	—	—
Key management compensation (note 31.2)	12,584	20,215	13,776
Share-based payment (credit)/expense (note 28)	(5,065)	351,054	8,342
Professional fees	15,911	15,275	38,200
Business combination transaction costs	3,448	3,745	13,727
Impairment of withholding tax receivables*	12,063	44,586	31,533
Net loss on disposal of property, plant and equipment	2,557	5,819	(764)
Operating taxes	1,070	505	2,239
Other	25,029	36,617	21,844
	148,773	556,285	236,112

*
Withholding tax was impaired following the Group’s assessment of the recoverability of withholding tax assets based on a five year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.
Foreign exchange gains and losses on administrative expenses are included in Other.
8.1
Loss allowance on trade receivables

The loss allowance on trade receivables expense of $13.1 million (2019: $27.9 million, 2018: $50.6 million) relates to impairment provisions made for trade accounts receivable that are assessed as doubtful in recovery and thus are impaired. Included in this amount is an amount of $ nil (2019: nil; 2018: $30 million) which has been treated as an exceptional item for the purposes of Segment Adjusted EBITDA, due to its size and incidence (see note 5).
8.2
Staff costs are analyzed as follows:

	2018	2019	2020
	$’000	$’000	$’000
Salaries and wages	60,553	54,632	85,690
Pension contribution — employer	2,649	2,474	3,780
Other benefits	7,376	8,978	13,494
	70,578	66,084	102,964
Other benefits are comprised of employee related insurances, employee training costs, staff entertainment and redundancy costs.
8.3
Staff costs were classified as:

	2018	2019	2020
	$’000	$’000	$’000
Cost of sales	18,430	20,561	24,588
Administrative expenses	52,148	42,307	78,376
	70,578	62,868	102,964
9. Other income
	2018	2019	2020
	$’000	$’000	$’000
Insurance claims*	1,847	3,607	14,987
Other income	2,114	3,429	1,425
	3,961	7,036	16,412

*
Includes $8.7 million (2019 and 2018: $nil) relating to one off claim in Cameroon.

10. Finance income
	2018	2019	2020
	$’000	$’000	$’000
Interest income — bank deposits	18,701	14,732	5,101
Net foreign exchange gain arising from financing — realized	5,100	228	—
Net foreign exchange gain on derivative instruments — unrealized	—	53	29,151
Net foreign exchange gain from derivative instruments — realized	—	—	4,061
Fair value gain on embedded options	—	17,245	110,655
Fair value gain on warrants	187	3,787	—
	23,988	36,045	148,968

11.   Finance costs
	2018	2019	2020
	$’000	$’000	$’000
Interest expenses — third party loans	186,253	193,829	182,246
Unwinding of discount on decommissioning liability	2,112	1,712	2,644
Interest and finance charges paid/payable for lease liabilities	—	16,024	27,384
Net foreign exchange loss arising from financing — unrealized	89,698	47,291	363,953
Net foreign exchange loss arising from financing — realized	—	—	49,564
Net foreign exchange loss on derivative instruments — unrealized	315	—	—
Net foreign exchange loss on derivative instruments — realized	577	1,594	—
Fair value loss on embedded options	32,110	—	—
Costs paid on early loan settlement	—	22,153	—
Fees on loans and financial derivatives	4,877	6,312	7,806
Fair value loss on embedded derivative within revenue contract	—	—	169
	315,942	288,915	633,766
Net foreign exchange loss arising from financing — unrealized in 2020 is primarily due to significant fluctuations in exchange rates predominantly between the Kwacha and the U.S. Dollar, the Naira and the U.S. Dollar rate and the Brazilian Real and the U.S. Dollar (2019: predominantly from the Kwacha and U.S. Dollar rate, 2018: predominantly from the Kwacha and U.S. Dollar rate and the Naira and the U.S. Dollar rate). This arises on commercial bank and related party loans denominated in U.S. Dollars at subsidiary level as a result of loan revaluations in local functional currency at period ends. Refer to note 4(b) for further information.

12.   Taxation
	2018	2019	2020
	$’000	$’000	$’000
Current taxes on income	36,577	3,304	95,107
Deferred income taxes (note 16)	10,171	10,214	74,722
Total taxes	46,748	13,518	169,829
Reconciliation of effective tax charge
Loss before income tax	(86,022)	(409,974)	(152,853)
Tax calculated at domestic tax rates applicable to profits in respective countries	(31,375)	(71,224)	(66,049)
Tax effects of:
Income not subject to tax	(45,419)	(39,725)	(34,932)
Expenses not deductible for tax purposes	85,888	88,792	82,662
Tax losses and other deductible temporary difference for which no deferred income tax asset was recognized	6,797	109,927	282,393
Prior year (over)/under provision	79,474	(43,280)	478
Recognition and utilization of previously unrecognized deferred tax assets	(39,521)	(89,452)	(100,990)
Other profit-related taxes	2,535	5,813	876
Foreign tax credit	(11,538)	(8,406)	(3,570)
Non-deductible share-based payment expense	—	52,136	1,082
Foreign exchange effects and other differences	(93)	8,937	7,879
Total taxes	46,748	13,518	169,829
Current income tax receivables	156	233	—
Current income tax payables	(26,571)	(30,373)	(48,703)
	(26,415)	(30,140)	(48,703)
The movement in the current income tax is as follows:
At beginning of year	(26,882)	(26,415)	(30,140)
Additions through business combination (note 32)	—	—	(1,538)
Charged to profit or loss	(36,577)	(3,304)	(95,107)
Paid during the year	15,723	13,396	14,540
Withholding tax netting off	22,123	—	59,986
Exchange difference	(802)	(13,817)	3,556
At end of year	(26,415)	(30,140)	(48,703)
Deferred income tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable profits. For those jurisdictions which have operating losses that are not expected to be utilized against future taxable profits, any deferred tax assets recognized are only to the extent of deferred tax liabilities. Refer to note 16 for deferred income tax.

13.   Loss per share
The following table sets forth basic and diluted net income per common share computational data (in thousands, except per share data):
	2018	2019	2020
	$’000	$’000	$’000
Loss attributable to equity holders ($’000)	(132,770)	(423,492)	(322,682)
Less: allocation of loss to non-controlling interest ($’000)	—	—	(688)
Loss attributable to IHS common shareholders ($’000)	(132,770)	(423,492)	(321,994)
Basic weighted average shares outstanding (‘000)	146,706,094	146,784,812	147,051,494
Potentially dilutive securities (‘000)	2,444,593	11,455,491	11,622,854
Potentially dilutive weighted average common shares outstanding (‘000)	149,150,687	158,240,303	158,674,348
Loss per share:
Basic loss per share ($)	(0.00)	(0.00)	(0.00)
Diluted loss per share ($)	(0.00)	(0.00)	(0.00)
Potentially dilutive securities include warrants and share-based compensation, but these securities are currently anti-dilutive and thus do not impact diluted loss per share.
14.   Property, plant and equipment
	Towers and tower equipment	Land and buildings	Furniture and office equipment	Motor vehicles	Capital work in progress	Total (excluding right-of-use asset)	Right-of-use assets
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2018	2,093,983	38,370	10,845	17,765	107,851	2,268,814	—
Additions during the year	8,008	1,211	2,886	2,712	110,468	125,285	—
Reclassification	78,059	8,403	548	—	(87,010)	—	—
Transfer from advance payments	197,637	1,658	—	—	10,595	209,890	—
Disposals	(48,532)	(252)	(442)	(1,106)	—	(50,332)	—
Effects of movement in exchange rates .	(71,454)	(711)	(337)	(663)	(3,677)	(76,842)	—
At December 31, 2018	2,257,701	48,679	13,500	18,708	138,227	2,476,815	—
Impact of adoption of IFRS 16 on January 1, 2019 .	—	—	—	—	—	—	372,000
At January 1, 2019	2,257,701	48,679	13,500	18,708	138,227	2,476,815	372,000
Additions during the year	15,135	859	2,732	3,327	91,004	113,057	47,470
Reclassification	129,420	1,825	—	—	(131,245)	—	—
Transfer from advance payments	272,298	672	—	—	(10,873)	262,097	—
Disposals	(106,757)	—	(187)	(1,689)	—	(108,633)	(6,307)
Effects of movement in exchange rates .	(40,160)	(301)	(168)	(522)	(2,053)	(43,204)	(6,266)
At December 31, 2019	2,527,637	51,734	15,877	19,824	85,060	2,700,132	406,897
At January 1, 2020	2,527,637	51,734	15,877	19,824	85,060	2,700,132	406,897
Additions during the year	10,287	768	2,470	2,576	87,014	103,115	72,888

	Towers and tower equipment	Land and buildings	Furniture and office equipment	Motor vehicles	Capital work in progress	Total (excluding right-of-use asset)	Right-of-use assets
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Additions through business combinations (note 32)	144,388	566	305	—	4,970	150,229	129,711
Reclassification	91,165	887	808	658	(93,518)	—	—
Transfer from advance payments	124,272	620	91	—	(2,997)	121,986	—
Disposals*	(23,591)	(1,203)	(95)	(1,310)	—	(26,199)	(15,721)
Effects of movement in exchange rates .	(214,038)	(5,936)	(1,287)	(1,600)	(5,883)	(228744)	(44,181)
At December 31, 2020	2,660,120	47,436	18,169	20,148	74,646	2,820,519	549,594
Accumulated depreciation and impairment
At January 1, 2018	698,903	874	8,839	13,522	—	722,138	—
Charge for the year	282,230	267	2,503	2,708	—	287,708	—
Impairment	5,701	13	—	—	—	5,714	—
Disposals	(39,331)	(252)	(221)	(1,092)	—	(40,896)	—
Effects of movement in exchange rates .	(28,983)	(22)	(279)	(541)	—	(29,825)	—
At December 31, 2018	918,520	880	10,842	14,597	—	944,839	—
At January 1, 2019	918,520	880	10,842	14,597	—	944,839	—
Charge for the year	313,320	296	2,145	1,869	—	317,630	38,130
Impairment	21,565	—	—	—	—	21,565	—
Disposals*	(101,100)	—	(173)	(1,457)	—	(102,730)	(735)
Effects of movement in exchange rates .	(17,821)	(13)	(136)	(357)	—	(18,327)	(360)
At December 31, 2019	1,134,484	1,163	12,678	14,652	—	1,162,977	37,035
At January 1, 2020	1,134,484	1,163	12,678	14,652	—	1,162,977	37,035
Charge for the year **	315,131	331	2,547	1,959	—	319,968	54,089
Impairment	26,824	421	—	—	—	27,245	—
Disposals*	(21,435)	—	(41)	(1,294)	—	(22,770)	(5,594)
Effects of movement in exchange rates .	(102,812)	(187)	(893)	(1,049)	—	(104,941)	(4,066)
At December 31, 2020	1,352,192	1,728	14,291	14,268	—	1,382,479	81,464
Net book value
At December 31, 2018	1,339,181	47,799	2,658	4,111	138,227	1,531,976	—
At December 31, 2019	1,393,153	50,571	3,199	5,172	85,060	1,537,155	369,862
At December 31, 2020	1,307,928	45,708	3,878	5,880	74,646	1,438,040	468,130

*
The disposals value of right-of-use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.

**
The charge for the period does not agree to the charge in the consolidated statement of income and other comprehensive income due to the indirect taxes benefit of $0.8 million (2019 and 2018: $nil) in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.
Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.
The impairment in the year ended December 31, 2020 relates to towers on certain sites made dormant following the consolidation of customer equipment between sites, such towers being no longer in use and with no installed customer equipment, and to a $5.7 million impairment in Cameroon following a fire at a warehouse site. The impairment in the year ended December 31, 2019 relates to towers on certain sites made dormant following the consolidation of customer equipment between sites and to certain sites in Cameroon that were vandalized and inaccessible and are thus not in use.
(i)
Depreciation expense has been included in cost of sales and administrative expenses in the statement of income and other comprehensive income as below:

	2018	2019	2020
	$’000	$’000	$’000
Cost of sales (note 7)	286,774	353,368	367,007
Administrative expense (note 8)	934	2,392	6,240
	287,708	355,760	373,247

(ii)
Analysis of additions to property, plant and equipment

	2018	2019	2020
	$’000	$’000	$’000
Additions through cash — capital work in progress	110,468	91,004	87,014
(Reductions)/additions through decommissioning estimates	(10,924)	405	8,315
Additions through right of use assets	—	47,470	72,888
Additions through cash — others	25,741	21,648	7,786
	125,285	160,527	176,003

(iii)
Analysis of right of use assets

The carrying value of right of use assets at December 31, 2020 are comprised of vehicles of $1.3 million (2019:$0.3 million) and land and building assets, the majority being leased land on which our towers are situated.

15.   Goodwill and other intangible assets
	Goodwill	Customer- related intangible assets	Network- related intangible assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2018	552,561	517,769	44,589	14,390	8,278	1,137,587
Additions during the year	—	—	—	1,093	7,497	8,590
Exchange difference	(21,651)	(14,327)	(748)	(607)	(136)	(37,469)
At December 31, 2018	530,910	503,442	43,841	14,876	15,639	1,108,708
At January 1, 2019	530,910	503,442	43,841	14,876	15,639	1,108,708
Additions during the year	—	—	—	19	5,267	5,286
Exchange difference	(12,518)	(6,452)	(285)	(303)	(4)	(19,562)
At December 31, 2019	518,392	496,990	43,556	14,592	20,902	1,094,432
At January 1, 2020	518,392	496,990	43,556	14,592	20,902	1,094,432
Additions during the year	—	—	—	4	2,460	2,464
Additions through business combinations (note 32)	232,030	324,290	36,831	—	33	593,184
Disposals	—	—	—(1)	(475)	(476)
Exchange difference	(93,915)	(88,846)	(6,835)	1,201	(829)	(189,224)
At December 31, 2020	656,507	732,434	73,552	15,796	22,091	1,500,380
Accumulated amortization
At January 1, 2018	251	53,544	10,270	3,589	4,340	71,994
Charge for the year	—	19,844	3,073	870	5,809	29,596
Exchange difference	—	(1,887)	(237)	(175)	(88)	(2,387)
At December 31, 2018	251	71,501	13,106	4,284	10,061	99,203
At January 1, 2019	251	71,501	13,106	4,284	10,061	99,203
Charge for the year	—	19,468	2,950	877	5,452	28,747
Exchange difference	—	(1,084)	(101)	(94)	(12)	(1,291)
At December 31, 2019	251	89,885	15,955	5,067	15,501	126,659
At January 1, 2020	251	89,885	15,955	5,067	15,501	126,659
Charge for the year	—	26,921	4,070	871	3,553	35,415
Disposals	—	—	—	—	(475)	(475)
Exchange difference	—	(7,091)	(1,003)	518	(740)	(8,316)
At December 31, 2020	251	109,715	19,022	6,456	17,839	153,283
Net book value
At December 31, 2018	530,659	431,941	30,735	10,592	5,578	1,009,505
At December 31, 2019	518,141	407,105	27,601	9,525	5,401	967,773
At December 31, 2020	656,256	622,719	54,530	9,340	4,252	1,347,097
Network-related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships.
Amortization expense has been included in cost of sales and administrative expenses in the statement of income and other comprehensive income:

	2018	2019	2020
	$’000	$’000	$’000
Cost of sales (note 7)	26,081	24,549	32,503
Administrative expenses (note 8)	3,515	4,198	2,912
	29,596	28,747	35,415

15.1
Allocation of goodwill

Management reviews the business performance based on the geographical location of business. It has identified IHS Nigeria Limited, INT Towers Limited, IHS Towers NG Limited, IHS Cameroon S.A., IHS Côte d’Ivoire S.A., IHS Rwanda Group, IHS Zambia Group, IHS Kuwait Limited and IHS Latam Group as the main CGUs. IHS Nigeria Limited, INT Towers Limited and IHS Towers NG Limited CGUs related to the Nigeria operating segment, IHS Cameroon S.A, IHS Côte d’Ivoire S.A, IHS Zambia Group and IHS Rwanda Group CGUs related to the SSA operating segment, IHS Kuwait Limited CGU related to the MENA operating segment, and IHS Latam Group CGU related to the Latam operating segment. Goodwill is monitored by management at CGU level. The following is a summary of goodwill allocation for each CGU.
	Opening balance	Additions	Effects of movements in exchange rates	Closing balance
	$’000	$’000	$’000	$’000
2018
IHS Nigeria Limited	72,219	—	(891)	71,328
INT Towers Limited	259,177	—	(2,916)	256,261
IHS Towers NG Limited	52,127	—	(644)	51,483
IHS Cameroon S.A.	46,853	—	(1,943)	44,910
IHS Côte d’Ivoire S.A.	23,236	—	(964)	22,272
IHS Zambia Group	84,525	—	(13,745)	70,780
IHS Rwanda Group	14,173	—	(548)	13,625
	552,310	—	(21,651)	530,659
2019
IHS Nigeria Limited	71,328	—	(31)	71,297
INT Towers Limited	256,261	—	(112)	256,149
IHS Towers NG Limited	51,483	—	(23)	51,460
IHS Cameroon S.A.	44,910	—	(977)	43,933
IHS Côte d’Ivoire S.A.	22,272	—	(485)	21,787
IHS Zambia Group	70,780	—	(10,251)	60,529
IHS Rwanda Group	13,625	—	(639)	12,986
	530,659	—	(12,518)	518,141
2020
IHS Nigeria Limited	71,297	—	(7,923)	63,374
INT Towers Limited	256,149	—	(28,434)	227,715
IHS Towers NG Limited	51,460	—	(5,719)	45,741
IHS Cameroon S.A.	43,933	—	4,237	48,170
IHS Côte d’Ivoire S.A.	21,787	—	2,101	23,888
IHS Zambia Group	60,529	—	(20,622)	39,907
IHS Rwanda Group	12,986	—	(667)	12,319
IHS Kuwait Limited	—	13,143	(1)	13,142
IHS Latam Group	—	218,887	(36,887)	182,000
	518,141	232,030	(93,915)	656,256

The recoverable amount of each CGU, except for the IHS Latam Group CGU, was determined based on value in use calculations. The recoverable amount of the IHS Latam Group CGU was determined based on fair value less costs of disposal.
(a)
Recoverable amounts based on value in use

These calculations used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. Within the five-year period, revenue growth rates are based on past experience and expected future developments in the Group’s CGUs. The weighted average growth rates used are consistent with the forecasts included in industry reports. Cash flows beyond the five-year period were valued using the estimated terminal growth rates stated below. The terminal growth rates did not exceed the long-term average growth rate for the infrastructure business in which each CGU operates.
The key assumptions to which the value-in-use calculations are most sensitive are:
•
revenue assumptions (taking into account tenancy rates), and the direct effect these have on gross profit margins in the five year forecast period;

•
discount rates;

•
gross margins; and

•
terminal growth rates.

	Discount rate	Terminal growth rate	Tenancy Ratio	Gross margins excluding depreciation & amortization
2018
IHS Nigeria Limited	16.3%	3.2%	2.13x – 3.70x	68.1% – 77.4%
INT Towers Limited	16.6%	3.2%	2.12x – 3.55x	52.9% – 70.0%
IHS Towers NG Limited	16.1%	3.2%	3.06x – 3.47x	58.1% – 66.2%
IHS Cameroon S.A.	12.9%	3.2%	3.07x – 3.58x	49.8% – 54.2%
IHS Côte d’Ivoire S.A.	11.0%	3.2%	2.25x – 2.92x	50.9% – 54.4%
IHS Zambia Group	20.0%	3.2%	2.01x – 2.77x	64.3% – 72.5%
IHS Rwanda Group	17.2%	3.2%	2.05x – 2.37x	58.9% – 62.5%
2019
IHS Nigeria Limited	15.8%	3.2%	2.35x – 3.90x	69.8% – 77.1%
INT Towers Limited	16.5%	3.2%	2.46x – 3.90x	60.8% – 71.9%
IHS Towers NG Limited	16.2%	3.2%	3.29x – 3.80x	60.9% – 65.4%
IHS Cameroon S.A.	13.2%	3.2%	3.33x – 4.22x	53.8% – 57.9%
IHS Côte d’Ivoire S.A.	10.3%	3.2%	2.39x – 3.49x	56.1% – 59.9%
IHS Zambia Group	21.8%	3.2%	2.05x – 2.58x	62.6% – 73.0%
IHS Rwanda Group	16.3%	3.2%	2.05x – 2.37x	68.6% – 70.0%
2020
IHS Nigeria Limited	22.6%	2.7%	2.59x – 4.55x	67.8% – 82.1%
INT Towers Limited	22.5%	2.7%	2.87x – 5.22x	73.7% – 79.9%
IHS Towers NG Limited	23.2%	2.7%	2.80x – 3.02x	64.4% – 69.9%
IHS Cameroon S.A.	13.8%	3.2%	2.61x – 3.16x	55.9% – 61.0%
IHS Côte d’Ivoire S.A.	10.0%	3.2%	3.44x – 4.56x	57.5% – 61.6%
IHS Zambia Group	32.2%	3.2%	2.21x – 2.93x	68.4% – 75.8%
IHS Rwanda Group	17.0%	3.2%	2.13x – 2.60x	65.9% – 69.8%
IHS Kuwait Limited	5.0%	2.8%	1.00x – 1.46x	45.3% – 59.2%

*
Tenancy ratios and gross margins (excluding depreciation & amortization) disclosed are for the forecast period 2021 — 2025. The tenancy ratios refer to the average number of tenants per tower that is owned or operated across a tower portfolio at a given point in time.

In 2020, the Group applied various terminal growth rates between 2.5% and 3.2%. The rates applied represent the median rate from three different sources and represent a conservative growth rate across the regions. In 2019 the local long term inflation forecasts were not available and hence the terminal growth rate is based on the US inflation forecast and the discount rate applied is adjusted to reflect this approach.
Management have considered and assessed reasonably possible changes for key assumptions and have identified those individual instances that would cause the carrying amount to exceed the recoverable amount resulting in an impairment:
Sensitivity analysis
	IHS Nigeria Limited	INT Towers Limited	IHS Towers NG Limited	IHS Cameroon S.A.	IHS Côte d’Ivoire S.A.	IHS Zambia Group	IHS Rwanda Group	IHS Kuwait Limited
% Rise in discount rate	Increase by 26.2 pp	Increase by 28.2 pp	Increase by 3.4. pp	Increase by 1.6 pp	Increase by 5.7 pp	Increase by 4.0 pp	Increase by 8.4 pp	Increase by 5.0 pp
Decrease in tenancy ratio	Decrease by an average of 1.79x over 4 years	Decrease by an average of 2.10x over 4 years	Decrease by an average of 0.31x over 4 years	Decrease by an average of 0.22x over 4 years	Decrease by an average of 1.11x over 4 years	Decrease by an average of 0.20x over 4 years	Decrease by an average of 0.65x over 4 years	Decrease by an average of 0.42x over 4 years
Gross margin (excluding depreciation and amortization)	Decrease by an average of 41.7 pp over 4 years	Decrease by an average of 43.0 pp over 4 years	Decrease by an average 8.1 pp over 4 years	Decrease by an average of 6.3 pp over 4 years	Decrease by an average of 22.2 pp over 4 years	Decrease by an average of 7.2 pp over 4 years	Decrease by an average of 21.7 pp over 4 years	Decrease by an average of 35.2 pp over 4 years
Decrease in terminal growth rate	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%	Decrease to less than 0%
(b)
Recoverable amount based on fair values less costs of disposal

The recoverable amount of the IHS Latam Group CGU was based on fair value less costs of disposal.
Fair value less costs of disposal is determined on the basis of tower cash flow multiples observed or derived from information available relating to recent comparable transactions.
The key assumptions to which the fair value less costs of disposals calculation are most sensitive are:
•
monthly tower cash flow for the Latam Group CGU determined on the basis of contractual revenues and gross margin percentage for existing towers at December 31, 2020;

•
tower cash flow multiples determined from analysis of information available relating to recent comparable transactions; and

•
estimated costs of disposal based on management’s experience of previously completed business combinations.

The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

Valuation technique	Significant unobservable inputs	Sensitivity of the input to fair value (movement in input value which would cause the carrying amount to exceed the recoverable amount resulting in an impairment)
Recent transactions, Tower cash flow market multiples	• Monthly tower cash flow: $1.6 million • • Multiple: 22.0x • Costs of disposal: 1.2% of enterprise value	• Decrease by $16,000 • Decrease by 0.01x • Increase by 0.83% of enterprise value
As can be seen from the analysis above, the valuation derived from the fair value calculation exceeds the carrying amount by a very small margin. Should market participant sentiment alter in future such that the market is viewed as less attractive, it is likely that the comparable transaction multiple would fall and that would result in an impairment.
16.   Deferred income tax
	2019	2020
	$’000	$’000
Deferred income tax assets	4,820	13,443
Deferred income tax liabilities	(19,757)	(177,184)
Net deferred tax liabilities	(14,937)	(163,741)
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority and are classified on a net basis within either deferred tax assets or deferred tax liabilities. These net country amounts are aggregated according to their asset or liability position and presented as then aggregated in the statement of financial position:
	2019	2020
	$’000	$’000
Deferred income tax assets
Property, plant and equipment	3,334	2,117
Intangible assets	(8,116)	(8,486)
Provisions	5,170	13,665
Tax losses	3,505	3,203
Other	927	2,944
Total	4,820	13,443
Deferred income tax assets
to be recovered after 12 months	(350)	(222)
to be recovered within 12 months	5,170	13,665
	4,820	13,443

	2019	2020
	$’000	$’000
Deferred income tax liabilities
Property, plant and equipment	(109,394)	(155,198)
Intangible assets	(113,606)	(183,401)
Provisions	24,110	52,478
Unrealized derivative income	(11,697)	(58,461)
Timing differences on loans	—	32,407
Unrealized foreign exchange	53,634	25,948
Tax losses	83,618	9,150
Unutilized capital allowances	52,973	97,220
Other	605	2,673
Total	(19,757)	(177,184)
Deferred income tax liabilities
to be realized after 12 months	(32,170)	(171,201)
to be realized within 12 months	12,413	(5,983)
	(19,757)	(177,184)
The Group has recognized deferred tax with respect to losses of $12.4 million. Of this amount, $1.1 million and $1.0 million will expire on December 31, 2021, and December 31, 2024 respectively.
Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.
	Property, plant and equipment	Provisions/ share-based payments obligation	Intangible assets	Loans and derivatives	Unrealized exchange differences/tax losses	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Net deferred income tax
At January 1, 2018	(136,882)	41,316	(138,463)	61,181	172,584	(264)
Tax income/(charge)	24,968	3,851	5,957	(63,331)	18,384	(10,171)
Effects of movement in exchange rates	5,376	(1,778)	2,729	—	(3,328)	2,999
At December 31, 2018	(106,538)	43,389	(129,777)	(2,150)	187,640	(7,436)
At January 1, 2019	(106,538)	43,389	(129,777)	(2,150)	187,640	(7,436)
Tax (charge)/income	(2,692)	(12,375)	5,719	(9,547)	8,681	(10,214)
Effects of movement in exchange rates	3,170	(1,735)	2,337	—	(1,059)	2,713
At December 31, 2019	(106,060)	29,279	(121,721)	(11,697)	195,262	(14,937)
At January 1, 2020	(106,060)	29,279	(121,721)	(11,697)	195,262	(14,937)
Additions through business combinations (note 32)	(3,378)	2,182	(103,638)	—	6,165	(98,669)
Tax (charge)/income	(46,364)	35,089	11,030	(16,444)	(58,033)	(74,722)
Effects of movement in exchange rates	2,721	(407)	22,442	2,087	(2,256)	24,587
At December 31, 2020	(153,081)	66,143	(191,887)	(26,054)	141,138	(163,741)
The Group has recognized deferred income tax assets based on a five year profit projection in which the Group is expected to make a taxable profits. The Group has $1.6 billion (2019: $1.3 billion; 2018: $1.2 billion) in deductible temporary differences for which no deferred tax is recognized. Of this amount, $383.8 million (2019: nil; 2018: $6.8 million) and $195.6 million (2019: nil; 2018: $6.9 million) will expire on December 31, 2024 and December 31, 2025 respectively.

17.   Inventories
	2019	2020
	$’000	$’000
Stock of materials	48,711	49,222
Inventories held for resale are measured at lower of cost and net realizable value. Inventory consumables are held at cost less provision for impairment. During the year, an inventory write-down expense of $4.7 million was recognized (2019:$ nil). The value of inventory recognized as an expense during the year is $216.3 million (2019: $237.9 million).
18.   Derivative financial instruments
The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the statement of income and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).
The underlying contractual notional amount for the derivative instruments is as follows, as of December 31, of each of the following years:
	2019	2020
	$’000	$’000
Derivative instruments
Non-deliverable forwards	100,795	652,088
Embedded options	1,300,000	1,450,000
Embedded derivatives within revenue contracts*	—	—
	1,400,795	2,102,088

*
This is n.a as it is a non-financial contract

The fair value balances are as follows:
	2019	2020
	$’000	$’000
Derivative instruments
Non-deliverable forwards	53	27,495
Embedded options within listed bonds	42,604	155,196
Embedded options within revenue contracts	—	(7,285)
	42,657	175,406
The change in fair value of the derivative instruments has been recorded in the statement of income and other comprehensive income as follows:
	2018	2019	2020
	$’000	$’000	$’000
Derivative instruments
Non-deliverable forwards	(310)	53	29,151
Embedded options within listed bonds	(32,110)	17,245	110,655
Embedded options within revenue contracts	—	—	(169)
Interest rate hedge caps	(5)	—	—
	(32,425)	17,298	139,637

The credit ratings of the Group’s derivative financial instrument assets at December 31, 2019 and 2020 based on publicly reported Fitch ratings were:
	2019	2020
	$’000	$’000
Derivative financial instrument assets
AA+	—	7,500
B+	(30)	—
B	83	3,590
B-	—	10,938
BB-	—	5,467
Not rated	42,604	155,196
	42,657	182,691
Refer to note 4(a) for further information on the derivative financial instruments
19.   Trade and other receivables
	2019	2020
	$’000	$’000
Current
Trade receivables	309,635	334,452
Less: impairment provisions	(133,889)	(133,800)
Net trade receivables*	175,746	200,652
Other receivables**	75,443	85,011
Prepaid land rent	6,317	1,588
Other prepaid expense	6,884	16,538
Advance payments	4,615	18,766
Withholding tax receivables	4,648	800
VAT receivables	2,254	3,832
	275,907	327,187
Non-current
Accrued income and lease incentive	—	15,481
Payment in advance for property, plant and equipment	18,777	20,928
	18,777	36,409

*
The fair value is equal to their carrying amount.

**
Other receivables are margins on non-deliverable forward contracts

Included in trade receivables is $90.0 million (2019: $31.6 million; 2018: $54.1 million) relating to accrued revenue of which $23.2 million (2019: $8.5 million; 2018: $15.4 million) relates to contract assets, with the remainder being accrued lease rental income.
Payment in advance for property, plant and equipment relates to the future supply of tower and tower equipment. All non-current receivables are due within twenty years (2019: ten years; 2018: ten years) from the end of the reporting period. All current trade and other receivables are due within 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables. Refer to note 4 (c) for further information on trade and other receivables.

Prepaid land rent is capitalized to the right of use asset insofar as it relates to leases accounted for under IFRS 16. The prepaid land rent for leases that are exempt from being accounted for under IFRS 16 under the Group’s accounting policy are accounted for as short-term prepayments.
20.   Cash and cash equivalents
	2019	2020
	$’000	$’000
Cash at bank	898,802	585,416
Cash and cash equivalents	898,802	585,416
The credit ratings of the Group’s principal banking partners at December 31, 2019 and 2020, based on publicly reported Fitch ratings are shown below. The Group regularly monitors its credit risk with banking partners and did not incur any losses during 2020 or 2019 as a result of bank failures.
	2019	2020
	$’000	$’000
Cash and cash equivalents
AAA (F1+)	29,295	15,413
AA+	—	9,407
AA	—	115,810
A+	16,450	30,576
A (F1)	696,005	216,700
A-	—	25,559
BBB+	—	6,349
BBB-	—	25
BB+	5,392	—
BB	—	6,663
BB-	—	18,469
B+	29,384	2,809
B	105,621	46,757
B-	—	90,564
Not rated	16,655	315
	898,802	585,416
21.   Trade and other payables
	2019	2020
	$’000	$’000
Current
Trade payables	338,402	301,813
Deferred revenue*	2,691	2,224
Withholding tax payable	3,423	5,694
Payroll and other related statutory liabilities	18,870	27,476
Other payables	46,933	72,286
	410,319	409,493
Non-current
Other payables	—	9,565
	—	9,565

*
Included in deferred revenue is $0.6 million (2019: $0.7 million) which relates to contract liabilities.

The contract liabilities relating to December 31, 2019 were fully recognized in revenue during the year end December 31, 2020.
The non-current other payables relate to the contingent consideration due at a future date as a result of the IHS Kuwait Limited business combination. Refer to note 32.
22. Borrowings
	2019	2020
	$’000	$’000
Non-current
Senior Notes	1,273,900	1,428,398
Bank borrowings	676,811	588,692
External debt	1,950,711	2,017,090
Current
Senior Notes	28,738	32,352
Bank borrowings	76,429	153,767
External debt	105,167	186,119
Total borrowings	2,055,878	2,203,209
Reconciliation of cash and non-cash changes
	2019	2020
	$’000	$’000
Opening balance — January 1	1,897,774	2,055,878
Additions through business combination (note 32)	—	46,356
Interest expense (note 11)	193,829	182,246
Interest paid	(171,883)	(167,938)
Bank loans and bond proceeds received	1,800,000	232,219
Bank loans and bonds repaid	(1,622,317)	(99,903)
Transaction costs	(58,044)	(5,561)
Foreign exchange	16,519	(40,088)
Closing balance — December 31	2,055,878	2,203,209

22.1
External debt

External debt is made up of the following:

	Currency	Maturity date	Interest rate	2019 $’000	2020 $’000
Senior notes
IHS Netherlands Holdco B.V.	U.S. Dollar	2027	8.00%	800,830	946,352
IHS Netherlands Holdco B.V.	U.S. Dollar	2025	7.125%	501,808	514,398
Bank borrowings
INT Towers Limited	Nigeria Naira	2024	2.5%+ 3M NIBOR	386,406	342,995
INT Towers Limited	U.S. Dollar	2024	4.25%+ 3M LIBOR	102,120	104,532
IHS Cameroon S.A.	CFA Franc	2020	6.50%	11,532	—
IHS Cameroon S.A.	Euro	2020	3.75%+ 3M EURIBOR	4,447	—
IHS Côte d’Ivoire S.A.	CFA Franc	2022	6%	63,087	54,266
IHS Côte d’Ivoire S.A.	Euro	2022	3.75%+ 3M EURIBOR	47,672	41,172
IHS Zambia Limited	U.S. Dollar	2025	5-5.5% + 3M LIBOR	113,170	96,287
IHS Rwanda Limited	Rwandan Franc	2021	16%	2,773	650
IHS Rwanda Limited	U.S. Dollar	2022	6.5% + 3M LIBOR	22,033	13,804
IHS Brasil Cessão de Infraestruturas S.A.	Brazil Real	2021	3.85%+CDI	—	38,613
IHS Kuwait Limited	Kuwaiti Dinar	2029	2% + 3M KIBOR	—	50,140

i.
Senior Notes

IHS Netherlands Holdco B.V.
The $800 million, 9.5% Senior Notes due 2021 (the “2021 Notes”), issued by IHS Netherlands Holdco B.V. on October 27, 2016 were fully redeemed at a premium on October 28, 2019 and are no longer outstanding.
At December 31, 2020, the Company is the “issuer” of the $510 million 7.125% Senior Notes due 2025 (the “2025 Notes”) and $940 million 8.0% Senior Notes due 2027 (the “2027 Notes”) (together the “Notes”) which are listed on The International Stock Exchange (TISE).
IHS Netherlands Holdco B.V. initially issued $500 million in aggregate principal amount of the 2025 Notes and $800 million in aggregate principal amount of the 2027 Notes pursuant to a Senior Notes Indenture dated September 18, 2019 between, inter alios, the Issuer (IHS Netherlands Holdco B.V.), the Guarantors (each of IHS Netherlands NG1 B.V., IHS Nigeria Limited, IHS Netherlands NG2 B.V., IHS Towers NG Limited, INT Towers Limited and Nigeria Tower Interco B.V.) and the Trustee (Citibank N.A., London branch).
On July 31, 2020 the Company issued an additional $150 million in aggregate principal amount across its 2027 Notes and 2025 Notes, split as $140 million in aggregate principal amount of its 2027 Notes and $10 million in aggregate principal amount of its 2025 Notes.
Tower Infrastructure Company Limited, which is an immaterial subsidiary, is not a Guarantor to these notes. The 2025 Notes and 2027 Notes are the senior obligations of the Issuer and rank equal in right of payment with all of the issuer’s existing and future indebtedness that is not subordinated in right of payment to the Notes.
The 2025 Notes and 2027 Notes have a tenor of five and a half years and eight years respectively, from September 18, 2019, interest is payable semi-annually in arrear on March 18 and September 18 of each year, beginning on March 18, 2020 and the principal is repayable in full on maturity.
Negative covenants of the Notes, among other things, restrict the ability of IHS Netherlands Holdco B.V. and its subsidiaries to:

•
incur or guarantee additional indebtedness and issue certain preferred stock;

•
make certain restricted payments and investments, including dividends or other distributions;

•
create or incur certain liens;

•
enter into agreements that restrict the ability of restricted subsidiaries to pay dividends;

•
transfer or sell certain assets;

•
merge or consolidate with other entities; and

•
enter into certain transactions with affiliates.

In addition, IHS Netherlands Holdco B.V. must provide to the Trustee, and to holders of the 2025 Notes and 2027 Notes, certain annual and quarterly reports.
The 2025 Notes and 2027 Notes have early redemption features whereby IHS Netherlands Holdco B.V. has the right to redeem the relevant notes before the maturity date, and the holders hold a right to request the early settlement of the Notes, in certain circumstances. The value of these options are disclosed in note 18.
In September 2019, the Group undertook a refinancing of its 2021 Notes and Nigerian loan facilities as detailed below.
IHS Towers Netherlands FinCo NG B.V.
The $250 million, 8.375% Guaranteed Senior Notes due 2019, issued by IHS Towers Netherlands FinCo NG B.V on July 15, 2014 (the “FinCo Notes”), were all fully repaid at maturity on July 15, 2019 and are no longer outstanding. IHS Towers Netherlands FinCo NG B.V. was subsequently liquidated on December 29, 2020.
i.
Bank Borrowings

Bank borrowings is made up of the following:
IHS Nigeria Limited and INT Towers Limited
On September 18, 2019, both the NGN credit facility previously held by IHS Nigeria Limited, which had an outstanding balance of ₦29.0 billion at December 31, 2018, and the $800 million loan facility previously held by INT Towers Limited were fully repaid with the proceeds of the Senior Credit Facilities.
Senior Credit Facilities
IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers Limited entered into a facilities agreement dated September 3, 2019, or the ‘Senior Credit Facilities’, between, among others, IHS Netherlands Holdco B.V. as holdco and guarantor, IHS Nigeria Limited, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors and each of IHS Netherlands NG1 B.V., IHS Nigeria Limited, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers Limited as guarantors. The Senior Credit Facilities were entered into as part of a wider refinancing exercise (that also included the initial issuance of the 2025 Notes and 2027 Notes, as described above) of our Nigeria Group debt. The Senior Credit Facilities are governed by English law. The Senior Credit Facilities also include customary negative and affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and, financial covenants as described below (all terms are as defined in the Senior Facilities):
•
Leverage Ratio: the ratio of Net Financial Indebtedness on the last day of the relevant last twelve month testing period to EBITDA for that twelve month testing period shall be no greater than (a) 4.0x in respect of the test periods from December 31, 2019 to and ending on September 30, 2020 and (b) 3.75x in respect of the test periods from December 31, 2020 onwards.

•
Interest Coverage Ratio the ratio of EBITDA for the relevant twelve month testing period to Net Cash Finance Interest Adjusted For Leases in respect of that twelve month testing period, shall be no less than. 2.5:1.

These financial covenants are tested on each quarter date (being each of March 31, June 30, September 30 and December 31 of each financial year of the group) from December 31, 2019 onwards (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The financial covenants remain subject to the ability of IHS Netherlands Holdco B.V. to cure any breach up to a maximum of four times.
The interest rate per annum applicable to loans made under the Senior Credit Facilities is equal to: (a) in relation to the U.S. Dollar facility, LIBOR (subject to a zero floor) plus a margin of 4.25% per annum (subject to a margin ratchet where the level of margin may be increased (up to a maximum of 4.50%) or decreased subject to certain tests, including the relevant leverage ratio of our group) and had an original principal amount of $110.0 million; and (b) in relation to the Naira facility, NIBOR (subject to a zero floor) plus a margin of 2.50% per annum and had an original principal amount of ₦141.3 billion (approximately $344 million).
Each facility under the Senior Credit Facilities will terminate on the date falling 60 months after the date of the first utilization of that facility. The Senior Credit Facilities will be repayable in instalments. In addition to voluntary prepayments, the Senior Credit Facilities requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.
IHS Cameroon S.A.
IHS Cameroon S.A. had a FCFA42 billion (2019: FCFA42 billion) and €43 million (2019: €43 million) loan facility as at December 31, 2019. The facility was fully drawn down as at December 31, 2019. The loans were fully repaid on June 15, 2020. No new loans were obtained.
IHS Côte d’Ivoire S.A.
IHS Côte d’Ivoire S.A. had a FCFA44.6 billion (2019: FCFA44.6 billion) and €52 million (2019: €52 million) loan facility as at December 31, 2020. The facility was fully drawn down as at December 31, 2020 and December 31, 2019.
IHS Zambia Limited
On July 3, 2020 IHS Zambia Limited made a one-off payment of $6.0 million and extended the term of the remaining fully drawn down loan facility of $95.6 million. The term was extended by 12 months for both the development finance institution (“CDC”) and commercial banks (“non-CDC”) lenders and the principal payments were also deferred by 12 months. $40.0 million of the facility for non-CDC lenders now matures in July 2023 and $56.0 million for CDC lenders now matures in July 2025.
On March 4, 2021 IHS Zambia Limited made a one-off payment of $0.6 million and extended the term of the remaining fully drawn down loan facility of $95.0 million. The lenders were replaced with the development finance institution (“IFC”) and commercial bank (“SCB”). The maturity was extended to December 2027 for both lenders and the principal payments were also deferred by 24 months.
IHS Rwanda Limited
IHS Rwanda Limited had fully drawn down $28.39 million and RWF8.7 billion loan facilities as at December 31, 2020.
IHS Brasil Cessão de Infraestruturas S.A.
IHS Brasil Cessão de Infraestruturas S.A. had a fully drawn down R$30 million and R$170 million with Banco Safra and Itaú BBA respectively, as at December 31, 2020. Both loans were issued at 3.85%+CDI and are repayable in full by June 2021. The loans have no financial covenants.

IHS Kuwait Limited
On April 19, 2020 IHS Kuwait Limited obtained a loan facility for KWD 26 million which matures in April 2029 and has an annual interest rate of 2.00% + 3M KIBOR. On August 9, 2020, August 23, 2020 and October 15, 2020 KWD 13.5 million, KWD 0.9 million and KWD 1.4 million respectively was drawn down.
IHS Brasil Participacoes Ltda Facilities
On May 21, 2021 IHS Brasil Participacoes Ltda entered into a credit agreement with Itaú Unibanco S.A., with a total commitment of BRL 300 million (approximately $57 million), ("the Itaú IHS Brasil Participacoes Ltda Facility"). The Itaú IHS Brasil Participacoes Ltda Facility is guaranteed by IHS Brasil Cessão de Infraestrutura S.A. and contains customary information and negative covenants. The covenants include that IHS Brasil Participacoes Ltda maintains specified net debt to EBITDA and interest cover ratios. The Itaú IHS Brasil Participacoes Ltda Facility was issued at an interest rate of 3.65% plus CDI. The Itaú IHS Brasil Participacoes Ltda Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Itaú IHS Brasil Participacoes Ltda Facility will expire in May 2029. This facility was fully drawn down in May 2021.
Except for facilities in IHS Nigeria Limited, INT Towers Limited, IHS Towers Nigeria Limited and IHS Brasil Cessão de Infraestruturas S.A. the Group has pledged all assets as collateral for the bank borrowings in each relevant jurisdiction.
The Group is in compliance with the restrictive debt covenants related to the listed bonds and covenants related to external borrowings as at the year end.
23. Lease liabilities
See accounting policy in note 2.7 Leases
	2019	2020
	$’000	$’000
Current	16,834	28,246
Non current	167,660	286,501
Total Lease liabilities	184,494	314,747
Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the period, payments to the value of $58.4 million (2019: $ 69.9 million) were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.
Reconciliation of cash and non-cash changes
	2019	2020
	$’000	$’000
At adoption	204,065	184,494
Additions through business combinations (note 32)	—	131,651
Additions through new leases or remeasurements	47,469	65,070
Interest and finance charges for lease liabilities (note 11)	16,024	27,384
Payments for the principal of lease liabilities	(58,330)	(39,153)
Interest paid for lease liabilities	(11,634)	(19,239)
Remeasurements or terminations*	(8,018)	(15,380)
Foreign exchange	(5,082)	(20,080)
Closing balance	184,494	314,747

*
This value represents disposals due to terminated leases and the impact of remeasurement of lease liabilities as a result of changes in lease terms.

Amount recognized in the statement of profit or loss:
	2019	2020
	$’000	$’000
Interest on lease liabilities (note 11)	16,024	27,384
Expenses relating to short term leases and low value assets (note 7)	3,547	7,543
Depreciation for right of use assets (note 14)	38,130	54,089
Total for the year ended	57,701	89,016
As at December 31, 2019 and December 31, 2020, the contractual maturities of the lease liabilities were as follows:
	Carrying value	Total contractual cash flows	Within 1 year	2 — 3 years	4 — 5 years	Over 5 years
	$’000	$’000	$’000	$’000	$’000	$’000
2019
Lease liabilities	184,494	342,580	28,158	44,710	47,504	222,208
2020
Lease liabilities	314,747	453,590	39,677	152,386	44,294	217,233
Lease obligation contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at December 31, 2020 is 14.5 years.
24. Provisions for other liabilities and charges
Decommissioning and site restoration provision
	2018	2019	2020
	$’000	$’000	$’000
At January 1	49,292	33,010	33,568
Additions through business combinations (refer to note 32)	—	—	15,437
(Decrease)/increase in provisions	(10,924)	405	8,315
Provision utilized in the period	(4,944)	—	—
Payments for tower and tower equipment decommissioning	(232)	—	(65)
Unwinding of discount	2,112	1,712	2,644
Effects of movement in exchange rates	(2,294)	(1,559)	(6,633)
At December 31	33,010	33,568	53,266
Analysis of total decommissioning and site restoration provisions:
Non-current	28,539	29,801	49,469
Current	4,471	3,767	3,797
	33,010	33,568	53,266
This provision relates to the probable obligation that the Group may incur to dismantle and remove assets from tower sites. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using the current borrowing rates of individual operations within the Group. The amount provided for each site has been discounted based on the respective lease terms attached to each site.
The provisions have been created based on the decommissioning experts’ estimates and management’s experience of the specific situations. Assumptions have been made based on the current economic environment, current construction requirements, technology, price levels and expected plans for remediation. Management believes that these assumptions are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual decommissioning or restoration costs will however, ultimately depend upon future market prices for the necessary decommissioning works required that will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the lease term is terminated without renewal. This, in turn, will depend upon technological changes in the local and international telecommunication industries which are inherently uncertain.
The discount rates applied have been in line with the weighted average borrowing rate for the respective operating entities in the periods the assets were constructed/acquired. Below is the discount rate applied by each operating entity:
Discount rates	Nigerian entities	IIHS Cameroon S.A.	IHS Côte d’Ivoire S.A.	IHS Zambia Limited	IHS Rwanda Limited	IHS Brasil Cessão de Infraestruturas S.A.	IHS Kuwait Limited
	%	%	%	%	%
2018	17.0	5.5	8.0	7.3	16.0	—	—
2019	17.0	5.5	8.0	7.6	16.0	—	—
2020	11.2	5.5	8.0	5.5	16.0	6.8	4.8
Based on the simulation performed, the impact on post tax loss of a 1% (2018 and 2019: 1%) shift in discount rate is given below:
	Increase/(decrease) on accumulated losses
	2018	2019	2020
	$’000	$’000	$’000
Effect of 1% increase in discount rate on post tax loss	(1,321)	(448)	(767)
Effect of 1% decrease in discount rate on post tax loss	1,361	488	815
25.   Stated capital
	Class A shares			Class B shares
	Number of shares	Stated capital	Stated capital net of issue costs	Number of shares	Stated capital	Stated capital net of issue costs
	000’s	$’000	$’000	000’s	$’000	$’000
At January 1, 2018 and December 31, 2018	130,147,167	4,220,967	4,219,488	16,558,927	299,405	299,014
Issued on exercise of warrants*	345,400	12,368	12,368	—	—	—
At December 31, 2019	130,492,567	4,233,335	4,231,856	16,558,927	299,405	299,014
At January 1, 2020	130,492,567	4,233,335	4,231,856	16,558,927	299,405	299,014
At December 31, 2020	130,492,567	4,233,335	4,231,856	16,558,927	299,405	299,014

*
In September and November 2019, exercise notices for 345,400,314 out of the available 658,642,396 warrants were exercised for gross cash settlement. The remaining warrants, having then passed their term, lapsed. All warrant obligations were consequently derecognized.

In addition to Class A and B shares, the Company has Class C shares, which shall only be issued pursuant to an approved employee stock plan. Summarized below are the terms of the shares.
•
Class A and B shares are at no par value.

•
Class A and B shares rank pari passu in all respects except that Class B shares shall accrue no voting rights.

•
Class C shares shall accrue no rights to vote.

There is no limit over the number of equity shares that can be authorized. All Class A and B shares issued were fully paid up as at December 31, 2020, (2019: same).
26.   Other reserves
	Fair value through other comprehensive income reserve	Restructuring reserve	Share- based payment reserve	Loss on transaction between owners	Foreign exchange translation reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2019	(7)	4,019	—	(840,359)	(260,176)	(1,096,523)
Other comprehensive income	1	—	—	—	5,036	5,037
Recognition of share-based payment expense	—	—	504,331	—	—	504,331
At December 31, 2019	(6)	4,019	504,331	(840,359)	(255,140)	(587,155)
At January 1, 2020	(6)	4,019	504,331	(840,359)	(255,140)	(587,155)
Other comprehensive income	—	—	—	—	94,434	94,434
Recognition of share-based payment expense	—	—	7,216	—	—	7,216
At December 31, 2020	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)
Fair value through other comprehensive income reserve
This reserve holds accumulated gains and losses on fair value movements of fair value through other comprehensive income financial assets. This is a non-distributable reserve.
Share-based payment reserve
This reserve represents the cumulative amounts charged in respect of unsettled options issued to employees of the Group. This is a non-distributable reserve.
Restructuring reserve
This reserve is the excess of consideration over net assets acquired in business combinations under common control arising from Group restructuring. This is a non-distributable reserve.
Loss on transactions between owners
This reserve is the accumulated loss arising from transactions between parent and non-controlling interest shareholders. It is a non-distributable reserve.
Foreign exchange translation reserve
This reserve is the accumulated exchange gains and losses arising from the translation of foreign operations from those operations’ functional currencies to the Group’s reporting currency. It is a non-distributable reserve.

27. Non-controlling interest
	2018	2019	2020
	$’000	$’000	$’000
At January 1	—	—	—
NCI arising on business combination (note 32)	—	—	14,927
Loss for the period	—	—	(688)
Other comprehensive loss	—	—	(23)
At December 31	—	—	14,216
In February 2020, the Group, via IHS GCC KW Holding Limited (“IHS GCC KW”) a subsidiary of the Group, entered into an agreement to purchase 1,620 towers from Mobile Telecommunications Company K.S.C.P. (“Zain”). As part of the agreement, Zain subscribed for shares in IHS GCC KW representing 30 per cent of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. Refer to note 32 for further information on the business combination.
28. Share-based payment obligations
The terms of the IHS share-based payment plans for employees were amended on July 10, 2019.
Prior to July 10, 2019, IHS maintained four share-based payment plans for employees. The long-term incentive plan 1 (the “LTIP1”), long-term incentive plan 2 (the “LTIP2”), long-term incentive plan 2B (“LTIP 2B”) and long-term incentive plan 3 (“LTIP3”) are granted in three tranches, each with a different exercise price, and provided for the grant of stock options exercisable for Class A or B ordinary shares. The exercise price represented the higher of two fixed per share amounts, one of which increased by a fixed percentage per number of years that had passed since the grant date. The options either vested in 25% portions, starting on the grant date (i.e. immediately) and every grant anniversary date thereafter until fully vested (i.e. every year until the end of) the third year or in 33% portions, starting on the first grant anniversary date and every grant anniversary date thereafter until fully vested (i.e. every year until the end of the third year). Once vested, the options were not exercisable until the occurrence of a liquidity event (i.e. sale or listing). However, terminated employees with vested options could be cash settled as applicable. The options were valid for seven or twelve years, after which they expired. Upon the occurrence of a liquidity event, all unvested options immediately vested and became exercisable.
Prior to July 10, 2019, the Company’s LTIP1, LTIP2, LTIP2B and LTIP3 plans could be cash or equity settled, as applicable. However, the Company had a constructive obligation to settle in cash and thus the options were accounted for as cash-settled instruments pursuant to IFRS 2, and accordingly, a liability equal to the portion of the services received was recognized at its current fair value determined at each statement of financial position date.
On July 10, 2019 the terms of the share option plans were amended such that the exercise prices of the share option were removed and the number of shares options an option holder will receive was reduced on a pro-rata basis (taking into account their relative values). The amended terms are:
•
On a liquidity event (sale or IPO), the options will be converted and replaced with a fixed pool of shares.

•
In the event of a Sale option holders will receive the entirety of their options in shares.

•
In the event of an IPO:

•
Option holders will be awarded two thirds (66.7%) of their options as shares.

•
Option holders will further be entitled to receive up to an additional 33.3% of their shares subject to achieving the performance conditions below:

•
50% issued annually if the Group achieves 5% Adjusted EBITDA growth and Adjusted funds from operations (“AFFO”) growth compared to the prior 12 month period where AFFO is defined as the profit/(loss) for the period, before income tax expense/

(benefit), finance costs and income, depreciation and amortization, impairment of property, plant and equipment and prepaid land rent, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, exceptional items income, exceptional items expense and other non-operating income and expenses, amortization of prepaid site rent, adjusted to take into account interest paid, interest income received, revenue withholding tax, income taxes paid, lease payments made, amortization of prepaid site rent, maintenance capital expenditures and routine corporate capital expenditures.
•
50% issued annually on a sliding scale basis for Adjusted EBITDA growth and AFFO growth between 5 and 10% compared to the prior 12 month period.

The amendment also resulted in a change in classification from cash-settled to equity-settled. Accordingly, the liability that existed before July 10, 2019 was derecognized and the revised value of the vested share options recognized in equity. The value of the unvested portion will be recognized in the profit and loss over the vesting term with the corresponding credit being recognized in equity.
No share options expired during the year. No share options are exercisable at the end of the period.
(i)
Movement in the share based payment obligation liability:

	2018	2019	2020
	$’000	$’000	$’000
At January 1	161,934	156,756	—
Credit to profit or loss under cash-settled classification	(5,065)	(25,922)	—
Paid during the year	(113)	—	—
Derecognition of liability on amendment	—	(130,834)	—
At December 31	156,756	—	—
The total charge/(credit) to the profit and loss in the year is analyzed as follows:
	2018	2019	2020
	$’000	$’000	$’000
Credit under cash settled classification to the date of amendment	(5,065)	(25,922)	—
Immediate charge on amendment for options vested at date of amendment	—	363,302	—
Expense under equity settled classification from date of amendment	—	13,674	8,342
	(5,065)	351,054	8,342

(ii)
Movements in the number of share options outstanding

	Incentive plan 1		Incentive plan 2		Incentive plan 2B		Incentive plan 3
2018	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options
	$	thousand	$	thousand	$	thousand	$	thousand
Authorized		6,825,000		14,079,163		4,166,106		376,316
Issued
At January 1	0.038113	6,624,130	0.042742	14,074,765	0.043067	4,088,337	0.056345	344,330
Issued	0.191343	9,867	0.191343	4,398	0.042606	95,269	—	—
Leavers	—	(36,400)	—	—		—	—	—
Forfeited	0.036110	—	—	—	0.042606	(7,500)	—	—
At December 31	0.038519	6,597,597	0.042788	14,079,163	0.042606	4,176,106	0.056345	344,330

	Incentive plan 1		Incentive plan 2		Incentive plan 2B		Incentive plan 3
2019	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options
	$	thousand	$	thousand	$	thousand	$	thousand
Authorized		1,899,881		7,680,139		2,305,751		27,989
Issued
At January 1	0.038519	6,597,597	0.042788	14,079,163	0.042606	4,176,106	0.056345	344,330
Issued	—	—	—	—	—	—	—	—
Leavers	—	—	—	—	—	—	—	—
Forfeited	0.05634	(25,000)	—	—	—	—	—	—
Reduction on amendment of terms	—	(4,742,977)	—	(6,399,024)	—	(1,870,355)	—	(318,719)
At December 31	—	1,829,620	—	7,680,139	—	2,305,751	—	25,611
	Incentive plan 1		Incentive plan 2		Incentive plan 2B		Incentive plan 3
2020	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options
	$	thousand	$	thousand	$	thousand	$	thousand
Authorized		1,899,881		7,680,139		2,300,230		27,990
Issued
At January 1	Nil	1,829,620	Nil	7,680,139	Nil	2,305,751	Nil	25,611
Issued	Nil	74,437	Nil	—	Nil	—	Nil	2,379
Forfeited	Nil	(29,758)	Nil	(5,182)	Nil	(8,282)	Nil	—
At December 31	Nil	1,874,299	Nil	7,674,957	Nil	2,297,469	Nil	27,990
The weighted average exercise price is as follows:
	2018
	Incentive plan 1	Incentive plan 2	Incentive plan 2B	Incentive plan 3
	$	$	$	$
At January 1	0.038113	0.042742	0.043067	0.056345
Issued	0.191343	0.191343	0.042606	—
Forfeited	0.036110	—	0.042606	—
At December 31	0.038519	0.042788	0.042606	0.056345
	2019
	Incentive plan 1	Incentive plan 2	Incentive plan 2B	Incentive plan 3
	$	$	$	$
At January 1	0.038519	0.042788	0.042606	0.056345
Issued	—	—	—	—
Forfeited	0.05634	—	—	—
At December 31	Nil	Nil	Nil	Nil

2020
	Incentive plan 1	Incentive plan 2	Incentive plan 2B	Incentive plan 3
	$	$	$	$
At January 1	Nil	Nil	Nil	Nil
Issued	Nil	Nil	Nil	Nil
Forfeited	Nil	Nil	Nil	Nil
At December 31	Nil	Nil	Nil	Nil

(iii)
The valuation assumptions used to carry out the valuation of the scheme

The share option plans have been valued using a Black Scholes model, an approach that is commonly used for similar IFRS 2 valuations.
2018 valuation assumptions
For the valuations at December 31, 2018, the significant inputs into the model were the share price of each option at the grant date, the exercise price, volatility, expected life and an annual risk-free interest rate (reflecting the US constant Maturity Curve) depending on the term to liquidity event and consequent exercise date.
A forfeiture rate of 10% and 5% was assumed for the LTIP1 and LTIP2 plans respectively and 0% for LTIP2B and LTIP3. Since IHS Holding Limited is an unlisted company, the volatility assumption was based on an analysis of comparable listed companies.
No dividend was taken into account in performing the valuations since IHS Holding Limited has never paid dividends and there is very minimal likelihood that dividends will be paid in the near future.
2018
Weighted average fair value ($)	0.006595
Weighted average of key assumptions:
Share price ($)	0.04407
Expected term, in years	1.63
Risk-free interest rates	2.7% – 2.78%
Expected volatility	26.3% – 28.9%
Dividend yield	—
Probability of liquidity event over life of options	100%
2019 and 2020 valuation assumptions
At the modification date of July 10, 2019, since the exercise price term was amended to $Nil and dividends were not expected to be paid in the near future, the options were deep in the money and the Black Scholes model returns the value of the share price for the value of the option. The share price assumption used was $0.04407. A forfeiture rate of 10% and 5% was assumed for the LTIP1 and LTIP2 plans respectively and 0% for LTIP2B and LTIP3. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and there is very minimal likelihood that dividends will be paid in the near future.
On March 9, 2020 60,114,007 options were issued. They were valued at $2.2 million at issue using a share price assumption of $0.042402. Forfeiture rates of 0%, 5% and 10% were assumed for the Group’s various long term incentive plans. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and there is very minimal likelihood that dividends will be paid in the near future.
On July 14, 2020 16,702,254 options were issued. They were valued at $0.7 million at issue using a share price assumption of $0.044270. Forfeiture rates of 0%, 5% and 10% were assumed for the

Group’s various long term incentive plans. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and there is very minimal likelihood that dividends will be paid in the near future.
(iv)
Exercise prices and weighted-average remaining contractual life

Share options were originally granted at dates between June 2014 and September 2018 with a contractual life of 12 years.
The weighted-average remaining contractual life shown in the tables below is simply the period of time from the year end date to the expiry date of each of the options.
At December 31, 2020 following the amendment to terms on July 10, 2019, all share options had a $Nil exercise price.
	2020
Year of grant	Weighted average remaining contractual life	Number of options in force at year end
2014	0.49	1,569,421,769
2015	6.18	7,616,436,422
2017	8.12	2,558,434,629
2018	9.20	53,605,980
2020	0.49	76,816,261
		11,874,715,061
	2019
Year of grant	Weighted average remaining contractual life	Number of options in force at year end
2014	1.42	1,592,220,346
2015	7.23	7,616,436,422
2017	9.10	2,578,858,065
2018	10.46	53,605,980
		11,841,120,813

	2018
Plan and grant month	Year of grant	Tranche 1 Exercise price $	Tranche 2 Exercise price $	Tranche 3 Exercise price $	Expiry date	Weighted average remaining contractual life	Number of options in force at year end
LTIP1 — June, August, September	2014	0.026079	0.036110	0.046140	Jun-21	2.42	5,719,779,999
LTIP1 — January, February	2015	0.037738	0.040500	0.049579	Jan-27	8.09	99,999,999
LTIP2 — January February	2015	0.037738	0.040500	0.049579	Jan-27	8.09	9,503,435,304
LTIP1 — September	2015	0.043398	0.046573	0.057016	Aug-22	3.67	222,950,001
LTIP2 — September	2015	0.037738	0.040500	0.049579	Aug-27	8.67	4,294,144,842
LTIP1 — April	2017	0.049908	0.053558	0.065568	Mar-24	5.25	504,999,999
		0.043398	0.046572	0.057016
LTIP2 — April	2017	0.049908	0.053558	0.065568	Mar-24	5.25	207,185,001
LTIP2B — June	2017	0.037738	0.040500	0.049579	Jun-29	10.46	2,499,663,393
LTIP3 — June	2017	0.049908	0.0535584	0.0655686	Jun-29	10.46	225,789,840
LTIP2 — November	2017	0.037738	0.040500	0.049579	Nov-29	10.89	69,999,999
LTIP2B — November	2017	0.037738	0.040500	0.049579	Nov-29	10.88	562,424,265
LTIP3 — November	2017	0.049908	0.0535584	0.0655686	Nov-29	10.88	50,802,714
LTIP1 — December	2017	0.043398	0.046572	0.057016	Nov-24	5.92	39,999,999
		0.043398	0.046572	0.057016
LTIP2B — December	2017	0.037738	0.040500	0.049579	Nov-29	10.92	1,026,249,018
LTIP3 — December	2017	0.049908	0.0535584	0.0655686	Nov-29	10.92	67,736,952
LTIP2B — January	2018	0.037738	0.040500	0.049579	Dec-29	11.01	20,000,001
LTIP2B — March	2018	0.037738	0.040500	0.049579	Feb-30	11.16	15,000,000
LTIP1 — September	2018	0.037738	0.040500	0.049579	Aug-30	11.67	9,867,081
LTIP2 — September	2018	0.037738	0.040500	0.049579	Aug-30	11.67	4,398,261
LTIP2B — September	2018	0.037738	0.040500	0.049579	Aug-30	11.67	52,769,325
							25,197,195,993
29.   Warrant obligations
The Group awarded warrants to some institutional investors in 2012 which were valid for seven years. These warrants were issued in four different tranches, each of which had a different exercise price based on a multiple of the share price at the issue date. All the awarded warrants vested immediately on the grant date and were immediately exercisable over the lifetime of the warrant. Prior to the occurrence of a liquidity event, any warrant exercises would be gross settled by IHS. Following a liquidity event, warrant holders could choose for the warrants to be gross or net settled by IHS.
In September and November 2019, exercise notices for 345,400,314 out of the available 658,642,396 warrants were received. The remaining warrants, having then passed their term, lapsed. All warrant obligations were consequently derecognized.

30. Cash from operations
	2018	2019	2020
	$’000	$’000	$’000
Reconciliation:
Loss before taxation	(86,022)	(409,974)	(152,853)
Adjustments:
Depreciation of property, plant and equipment* (note 14)	287,708	355,760	373,247
Amortization of intangible assets (note 15)	29,596	28,747	35,415
Impairment of property, plant and equipment and prepaid land rent (note 7)	6,155	21,604	27,594
Net Impairment losses on financial (and contract) assets (note 8)	50,611	27,944	13,081
Impairment of withholding tax receivable (note 8)	12,063	44,586	31,533
Amortization of prepaid site rent	33,435	3,355	4,459
Net loss/(gain) on disposal of plant, property and equipment (note 8)	2,557	5,819	(764)
Insurance income (note 9)	(1,847)	(3,607)	(14,987)
Interest expense (note 11)	315,942	288,915	633,766
Interest income (note 10)	(23,801)	(32,258)	(148,968)
Fair value gain on warrants revaluation (note 10)	(187)	(3,787)	—
Share-based payment (credit)/expense (note 8)	(5,065)	351,054	8,342
Impairment of inventory	862	—	4,599
Operating profit before working capital changes	622,007	678,158	814,464
Changes in working capital
Decrease/(increase) in inventory	4,592	(27,069)	(8,482)
Increase in trade and other receivables	(164,284)	(21,093)	(130,265)
Increase/(decrease) in trade and other payables	92,625	30,029	(19,018)
Net movement in working capital	(67,067)	(18,133)	(157,765)
Cash from operations	554,940	660,025	656,699

*
In 2019 and 2020, depreciation includes depreciation for right of use assets following the implementation of IFRS 16.

31.   Related parties
31.1
Subsidiaries

IHS Holding Limited (‘the Parent’) is the ultimate parent of the following related parties at the year-end:
Entity name	Principal activity	Country of incorporation	Ownership interests held by the Group 2020	Ownership interests held by the Group 2019
IHS Holding Limited (ultimate parent)	Holding company	Mauritius	—	—
IHS Mauritius Cameroon Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Côte d’Ivoire Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Netherlands Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Zambia Limited	Holding company	Mauritius	100%	100%
IHS Mauritius Rwanda Limited	Holding company	Mauritius	100%	100%
IHS Africa (UK) Limited	Provision of management services	United Kingdom	100%	100%
IHS Netherlands Cöoperatief U.A.	Holding company	Netherlands	100%	100%
IHS Netherlands Holdco B.V.	Provision of finance	Netherlands	100%	100%
IHS Netherlands NG1 B.V.	Holding company	Netherlands	100%	100%
IHS Netherlands NG2 B.V.	Holding company	Netherlands	100%	100%
IHS Towers Netherlands FinCo NG B.V.	Provision of finance	Netherlands	**	100%
IHS Nigeria Limited	Operating*	Nigeria	100%	100%
INT Towers Limited	Operating*	Nigeria	100%	100%
IHS Towers NG Limited	Operating*	Nigeria	100%	100%
Tower infrastructure Company Limited	Operating*	Nigeria	100%	100%
IHS Côte d’Ivoire S.A.	Operating*	Côte d’Ivoire	100%	100%
IHS Cameroon S.A.	Operating*	Cameroon	100%	100%
IHS Zambia Limited	Operating*	Zambia	100%	100%
IHS Rwanda Limited	Operating*	Rwanda	100%	100%
Rwanda Towers Limited	Operating*	Rwanda	100%	100%
IHS Kuwait Limited	Operating*	Kuwait	70%	100%
IHS Brazil Participações Ltda	Holding company	Brazil	100%	—
IHS Brasil Cessão de Infraestruturas S.A.	Operating*	Brazil	100%	—
IHS Towers Colombia S.A.S	Operating*	Colombia	100%	—
Cell Site Solutions Peru S.A.C.	Operating*	Peru	100%	—
IHS Fiber Brasil Cessão de Infraestruturas Limitada	Non-operating	Brazil	100%	—

Entity name	Principal activity	Country of incorporation	Ownership interests held by the Group 2020	Ownership interests held by the Group 2019
San Gimignano Imoveis e Adminsitracao Limitada	Provision of land management	Brazil	100%	—
Nigeria Tower Interco B.V.	Holding company	Netherlands	100%	100%
IHS Netherlands GCC B.V.	Holding company	Netherlands	100%	100%
IHS Netherlands KW B.V.	Holding company	Netherlands	100%	100%
IHS Netherlands KSA B.V.	Holding company	Netherlands	100%	100%
IHS GCC Limited	Provision of management services	United Arab Emirates	100%	100%
IHS Netherlands Connect B.V.	Holding company	Netherlands	100%	100%
IHS GCC KW Holding Limited	Provision of management services	United Arab Emirates	70%	100%
IHS FinCo Management Limited	Provision of finance	United Arab Emirates	100%	100%
Global Independent Connect Limited	Operating*	Nigeria	100%	100%
IHS KSA Limited	Operating*	Kingdom of Saudi Arabia	100%	100%
IHS SSC FZE	Provision of management services	United Arab Emirates	100%	100%
IHS Netherlands ETH B.V	Holding company	Netherlands	100%	100%
IHS Netherlands BR B.V	Holding company	Netherlands	100%	100%
IHS Netherlands PHP B.V	Holding company	Netherlands	100%	100%

*
All operating subsidiaries provide telecommunication support services as their principal activity.

**
IHS Towers Netherlands FinCo NG B.V. was liquidated at December 29, 2020.

***
The ownership interest held by the Group represents the percentage of issued shared capital held by the immediate parent and the effective voting rights of the Group are the same, except for IHS Kuwait Limited, where the entire share capital, and therefore 100% of the voting rights are held by IHS GCC KW Holding Limited which is itself 70% owned by the Group.

The shares of the Parent are widely owned by various investors. No investor has the full controlling right over the Company.
31.2
Key management personnel

The compensation paid or payable to key management for employee services is shown below:
	2018	2019	2020
	$’000	$’000	$’000
Key management compensation
Short-term employee benefits	12,545	20,154	13,671
Post-employment benefits	39	61	105
	12,584	20,215	13,776
Share-based payments	(5,841)	343,285	6,029
	6,743	363,500	19,805

Key management during in the year ended December 31, 2020 included members of the Executive team (Sam Darwish, William Saad, Adam Walker, Mustafa Tharoo, David Ordman, Mohamad Darwish, Ayotade Oyinlola, and Steve Howden), the Chairman of the Board and Non-Executive Directors.
In the prior year, James Goodwin and Ted Manvitz also formed part of the Executive team for part of the year but left the Company during 2019 and termination benefits of $3.2 million (included in short term benefits above) were paid to them.
There were no other material transactions or balances between the Group and its key management personnel or members of their close family.
32.   Business Combinations
For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. There were two acquisitions in the period, and both occurred in February 2020. Had these businesses been acquired on January 1, 2020, the amount of revenue and loss for the period ended December 31, 2020 for the Group would have been approximately $1.4 billion and $316 million, respectively.
IHS Kuwait Limited
On February 11, 2020 IHS GCC KW Holding Limited (‘IHS GCC KW’), a subsidiary of IHS Holding Limited completed the first stage of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (‘Zain’) comprising 1,022 towers.
On October 24, 2020 IHS GCC KW completed the second stage of the acquisition of 1,620 towers from Zain comprising 140 towers.
The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations / With Limited Liability (‘IHS Kuwait’) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers. As part of the agreement, Zain subscribed for shares in IHS GCC KW representing 30 per cent of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.
The goodwill of $13.1 million arising from the acquisition is attributable to the entry into a new geographical market for IHS, the application of the Group’s expertise and processes which is anticipated to deliver additional value from the acquired assets through high service levels, and value in customer related intangible assets beyond their contractual life.
The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of income and other comprehensive income/(loss).

2020
$’000
Gross consideration	117,367
Less: consideration received in exchange for a retained 30% interest (by Zain) in IHS GCC KW	(14,927)
Net consideration for 70% controlling interest in the acquired towers	102,440
Less: contingent and deferred consideration (note payable to Zain)*	(25,202)
Net cash consideration for 70% controlling interest	77,238
Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	33,061
Right of use assets	10,372
Customer-related assets	41,878
Network-related assets	14,424
Trade and other receivables	14,318
Trade and other payables	(1,249)
Lease liabilities	(8,580)
Total identifiable net assets acquired (at 100%)	104,224
Goodwill	13,143
Determination of non-controlling interest
Total identifiable net assets acquired (at 100%)	104,224
Shareholder funding provided by the Group and external debt **	(48,730)
Settlement for lease prepayment funded post acquisition	(5,738)
Total identifiable net assets acquired for purposes of non-controlling interest	49,756
Non-controlling interest portion of above at 30%	14,927

*
Contingent and deferred consideration consists of $25.2 million of consideration due at a future date which is recognized at fair value on the date of acquisition. The deferred consideration is payable within 18 months from the completion of the transaction. The contingent consideration is potentially payable within 24 months from the completion of the transaction, or earlier, should the Group enter into other tower acquisitions in MENA.

**
This was shareholder funding provided by the Group and recorded as short term liabilities in IHS GCC KW. These funds were loaned to IHS Kuwait to fund the acquisition of the towers from Zain. This short term liability was subsequently replaced by external debt (refer to note 22).

The Group recognized the non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.
2020
$’000
Revenue — post-acquisition	21,713
Loss — post-acquisition	(2,466)
IHS Brasil Cessão de Infraestruturas S.A.
IHS Holding Limited acquired 100% of the share capital of IHS Brasil Cessão de Infraestruturas S.A., a telecommunications infrastructure services provider, with related passive infrastructure and ground leases on February 18, 2020. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The goodwill of $218.9 million arising from the acquisition is attributable to the entry into a new geographical market for IHS, and value in customer related intangible assets beyond their contractual life. None of the goodwill recognized is currently expected to be deductible for income tax purposes.
The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and profit of the acquiree since the acquisition date included in the consolidated statement of income and other comprehensive income.
2020
$’000
Cash consideration	506,778
Less: cash in business at the date of acquisition	(41,111)
Net cash consideration	465,667
Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	111,327
Land and buildings	566
Furniture and office equipment	305
Capital work in progress	4,970
Right of use assets	119,339
Customer-related assets	282,412
Network-related assets	22,407
Other intangible assets	33
Deferred tax assets	8,347
Trade and other receivables	14,615
Trade and other payables	(24,123)
Income tax payable	(1,538)
Borrowings	(46,356)
Provisions for other liabilities and charges	(15,437)
Lease liabilities	(123,071)
Deferred tax liabilities	(107,016)
Total identifiable net assets acquired	246,780
Goodwill	218,887
Revenue — post-acquisition	30,185
Loss — post-acquisition	(296)
There was no contingent consideration on acquisition.
33.   Capital commitments and contingent liabilities
33.1
Capital commitments

The Group was committed to the supply of property, plant and equipment of about $109.9 million as at December 31, 2020 (2019: $97.6 million; 2018: $286.6 million).
33.2
Operating lease commitments

The Group leases various premises under non-cancellable operating lease agreements. Commitments disclosed as non-cancellable operating leases under IAS 17 have been recorded as lease liabilities from 1 January 2019 (see note 2.7 Leases), with the exception of short-term and low-value leases. The aggregate amounts of minimum lease payments under non-cancellable operating leases as at December 31, 2018, prepared and reported under IAS 17 were as follows:

2018
$’000
Not later than 1 year	17,237
Later than 1 year but no later than 5 years	51,629
Later than 5 years	32,301
Total	101,167

33.3
Contingent liabilities

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to determine on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.
The Group’s contingent liabilities in respect of litigations and claims amounted to $2.6 million at the end of the reporting period (2019: $2.1 million; 2018: $3.6 million).
Based on legal advice received, the Group’s liability is not likely to crystallize, thus no provisions have been made in these financial statements
34.   Events after the reporting period
(a)
Acquisition of Skysites Holdings S.A.

On January 6, 2021, the Company (via its subsidiary IHS Brasil Participações Ltda ) completed the acquisition of Skysites Holdings S.A. (“Skysites”), specialist provider of small cells and urban telecommunications infrastructure in Brazil, for a consideration of approximately $38 million. Under the terms of the agreement, the Company has acquired 100% of SkySites. Skysites’ operations, which comprise approximately 1,000 sites, along with exclusive access to tens of thousands of premium real estate locations in urban settings, which will be fully integrated into the Group. The Group expects to account for this acquisition as a business combination under IFRS 3.
(b)
Acquisition of Centennial Towers Colombia, S.A.S and Centennial Towers Basil Cooperatief U.A. (“Centennial”)

On March 19, 2021, and April 8, 2021 the Company (via its subsidiary IHS Netherlands BR B.V.) completed the acquisition of Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Cooperatief U.A., respectively. Centennial has expertise in providing mobile network operators with a wide range of infrastructure solutions including build to suit towers, rooftops, distributed antenna systems and site colocation and leasing. Under the terms of the agreement, the Company has acquired 100% of Centennial Towers Colombia, S.A.S. and 100% of Centennial Towers Brasil Cooperatief U.A. which comprises 217 sites in Colombia and 602 sites in Brazil respectively for a consideration of approximately $141 million. The Group expects to account for this acquisition as a business combination under IFRS 3.
(c)
Acquisition of a controlling interest in FiberCo Soluções de Infraestrutura Limitada (“FiberCo”)

On May 5, 2021, the Company has signed agreements with TIM S.A. (“TIM”) to acquire a controlling interest in FiberCo for a gross consideration of approximately R$1.6 billion (approximately $310 million). Under the agreements the Company will own a 51% stake and TIM the remaining 49%. Upon completion, FiberCo’s asset base will include TIM’s secondary network infrastructure, covering 3.5 million Fiber-to-the-Home and 3.5 million Fiber-to-the-Cabinet households, resulting in a total of 6.4 million households covered (allowing for 0.6 million of overlapping coverage). FiberCo will be responsible for the deployment of new fiber infrastructure for TIM, and the operation and maintenance of all such fiber infrastructure. TIM will be an anchor tenant across the network under a long-term master services agreement.

The transaction remains subject to customary antitrust and regulatory approvals, such as the Agência Nacional de Telecomunicações — ANATEL and the Conselho Administrativo de Defesa Econômica — CADE.
(d)
IHS Zambia Limited re-financing

On March 4, 2021 IHS Zambia Limited made a one-off payment of $0.6 million and extended the term of the remaining fully drawn down loan facility of $95.0 million. The lenders were replaced with the development finance institution (“IFC”) and commercial bank (“SCB”). The maturity was extended to December 2027 for both lenders and the principal payments were also deferred by 24 months.
(e)
IHS Brasil Participacoes Ltda Facilities

On May 21, 2021 IHS Brasil Participacoes Ltda entered into a credit agreement with Itaú Unibanco S.A., with a total commitment of BRL 300 million (approximately $57 million), ("the Itaú IHS Brasil Participacoes Ltda Facility"). The Itaú IHS Brasil Participacoes Ltda Facility is guaranteed by IHS Brasil Cessão de Infraestrutura S.A. and contains customary information and negative covenants. The covenants include that IHS Brasil Participacoes Ltda maintains specified net debt to EBITDA and interest cover ratios. The Itaú IHS Brasil Participacoes Ltda Facility was issued at an interest rate of 3.65% plus CDI. The Itaú IHS Brasil Participacoes Ltda Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Itaú IHS Brasil Participacoes Ltda Facility will expire in May 2029. This facility was fully drawn down in May 2021.
There were no other events after the reporting period that are disclosable in accordance with IAS 10 “Events after the reporting period”.

IHS HOLDING LIMITED
CONDENSED CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
	Note	Six months ended June 30, 2020	Six months ended June 30, 2021
		$’000	$’000
Revenue		664,097	763,569
Cost of sales	6	(435,849)	(400,040)
Administrative expenses	7	(122,385)	(153,247)
(Loss allowance)/reversal of loss allowance on trade receivables	8	(1,341)	36,620
Other income	9	3,358	7,056
Operating profit		107,880	253,958
Finance income	10	13,143	17,282
Finance costs	11	(377,217)	(154,621)
(Loss)/profit before income tax		(256,194)	116,619
Income tax expense	12	(96,696)	(40,013)
(Loss)/profit for the period		(352,890)	76,606
(Loss)/profit attributable to:
Owners of the Company		(352,497)	77,323
Non-controlling interests	24	(393)	(717)
(Loss)/profit for the period		(352,890)	76,606
(Loss)/income per share – basic $	13	(0.00)	0.00
(Loss)/income per share – diluted $	13	(0.00)	0.00
Other comprehensive income:
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		11,556	16,056
Other comprehensive income for the period, net of taxes		11,556	16,056
Total comprehensive (loss)/income for the period		(341,334)	92,662
Total comprehensive (loss)/income attributable to:
Owners of the Company		(340,802)	93,209
Non-controlling interests	24	(532)	(547)
Total comprehensive (loss)/income for the period		(341,334)	92,662
The notes on pages F-88 to F-113 form part of the condensed consolidated interim financial statements.

IHS HOLDING LIMITED
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
AT JUNE 30, 2021 AND DECEMBER 31, 2020
	Note	December 31, 2020	June 30, 2021
		$’000	$’000
ASSETS
Non-current assets
Property, plant and equipment	14	1,438,040	1,493,509
Right of use assets	14	468,130	528,553
Goodwill	15	656,256	750,499
Other intangible assets	15	690,841	763,646
Fair value through other comprehensive income financial assets		8	8
Deferred income tax assets		13,443	17,203
Derivative financial instrument assets	16	155,196	148,048
Trade and other receivables	17	36,409	83,287
		3,458,323	3,784,753
Current assets
Inventories		49,222	36,033
Income tax receivable		—	377
Derivative financial instrument assets	16	27,495	—
Trade and other receivables	17	327,187	320,804
Cash and cash equivalents		585,416	541,644
		989,320	898,858
Total assets		4,447,643	4,683,611
LIABILITIES
Current liabilities
Trade and other payables	18	409,493	423,942
Provisions for other liabilities and charges	21	3,797	3,765
Derivative financial instrument liabilities	16	7,285	11,029
Income tax payable		48,703	54,422
Borrowings	19	186,119	244,163
Lease liabilities	20	28,246	28,379
		683,643	765,700
Non-current liabilities
Trade and other payables	18	9,565	107
Borrowings	19	2,017,090	1,976,840
Lease liabilities	20	286,501	353,190
Provisions for other liabilities and charges	21	49,469	63,863
Deferred income tax liabilities		177,184	201,870
		2,539,809	2,595,870
Total liabilities		3,223,452	3,361,570
EQUITY
Stated capital	22	4,530,870	4,530,870
Accumulated losses		(2,835,390)	(2,758,067)
Other reserves	23	(485,505)	(465,042)
Equity attributable to owners of the Company		1,209,975	1,307,761
Non-controlling interest	24	14,216	14,280
Total equity		1,224,191	1,322,041
Total liabilities and equity		4,447,643	4,683,611
The notes on pages F-88 to F-113 form part of the condensed consolidated interim financial statements.

IHS HOLDING LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
		Attributable to owners of the Company
	Note	Stated capital	Accumulated losses	Other reserves	Total	Non-controlling interest	Total Equity
		$’000	$’000	$’000	$’000	$’000	$’000
Balance at January 1, 2020		4,530,870	(2,513,396)	(587,155)	1,430,319	—	1,430,319
NCI arising on business combination	24	—	—	—	—	14,195	14,195
Share-based payment expense		—	—	6,791	6,791	—	6,791
Total transactions with owners of the company		—	—	6,791	6,791	14,195	20,986
Loss for the period		—	(352,497)	—	(352,497)	(393)	(352,890)
Other comprehensive income/(loss)		—	—	11,556	11,556	(139)	11,417
Total comprehensive (loss)/income		—	(352,497)	11,556	(340,941)	(532)	(341,473)
Balance at June 30, 2020		4,530,870	(2,865,893)	(568,808)	1,096,169	13,663	1,109,832
Balance at January 1, 2021		4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination	24	—	—	—	—	611	611
Share-based payment expense		—	—	4,577	4,577	—	4,577
Total transactions with owners of the company		—	—	4,577	4,577	611	5,188
Profit/(loss) for the period		—	77,323	—	77,323	(717)	76,606
Other comprehensive income		—	—	15,886	15,886	170	16,056
Total comprehensive income/ (loss)		—	77,323	15,886	93,209	(547)	92,662
Balance at June 30, 2021		4,530,870	(2,758,067)	(465,042)	1,307,761	14,280	1,322,041
The notes on pages F-88 to F-113 form part of the condensed consolidated interim financial statements.

IHS HOLDING LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
	Note	Six months ended June 30, 2020	Six months ended June 30, 2021
		$’000	$’000
Cash flows from operating activities
Cash from operations	26	306,931	392,218
Income taxes paid		(3,876)	(19,386)
Payment for rent		(1,659)	(3,188)
Payment for tower and tower equipment decommissioning		(5)	(249)
Net cash generated from operating activities		301,391	369,395
Cash flow from investing activities
Purchase of property, plant and equipment – capital work in progress		(39,205)	(77,245)
Purchase of property, plant and equipment – others		(3,403)	(8,176)
Payment in advance for property, plant and equipment		(58,905)	(84,292)
Purchase of software and licenses		(1,404)	(557)
Consideration paid on business combinations, net of cash acquired		(530,710)	(178,873)
Proceeds from disposal of property, plant and equipment		1,241	3,375
Insurance claims received		2,584	11,782
Interest income received		3,174	2,352
Net cash used in investing activities		(626,628)	(331,634)
Cash flows from financing activities
Bank loans received		32,832	78,734
Bank loans repaid		(73,194)	(60,538)
Fees on loans and derivative instruments		(5,053)	(8,095)
Interest paid		(88,305)	(73,348)
Payment for the principal of lease liabilities		(19,480)	(27,270)
Interest paid for lease liabilities		(7,148)	(14,717)
Initial margin (deposited)/received on non-deliverable forwards		(31,251)	18,762
Gains received on non-deliverable forwards		337	40,204
Net cash used in financing		(191,262)	(46,268)
Net decrease in cash and cash equivalents		(516,499)	(8,507)
Cash and cash equivalents at beginning of period		898,802	585,416
Effect of movements in exchange rates on cash		(23,223)	(35,265)
Cash and cash equivalents at end of period		359,080	541,644
The notes on pages F-88 to F-113 form part of the condensed consolidated interim financial statements.

1.
General Information

The financial statements are the unaudited condensed consolidated interim financial statements (the “financial statements”) of IHS Holding Limited (“IHS”) and its subsidiaries (together hereafter referred to as the Group). IHS is a limited company incorporated and domiciled in the Republic of Mauritius. The address of its registered office is Félix House, 24 Dr Joseph Rivière Street, Port Louis, Republic of Mauritius.
The financial period represents the six months ended June 30, 2021, with the prior period representing the six months ended June 30, 2020. The financial statements are presented in U.S. Dollars ($) and all values are rounded to the nearest thousand, except where otherwise indicated.
2.
Significant accounting policies

2.1
Basis of preparation

The financial statements for the six months ended June 30, 2021, have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB).
The financial statements do not amount to full financial statements and does not include all of the information and disclosures required for full annual financial statements. It should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, as noted within note 2.1 of the consolidated annual financial statements.
In the opinion of the Company, the accompanying financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2021, and its results of operations for the six months ended June 30, 2021, and 2020, cash flows for the six months ended June 30, 2021, and 2020, and statement of changes in equity for the six months ended June 30, 2021 and 2020. The condensed statement of financial position at December 31, 2020, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.
2.2
Approval

These condensed consolidated interim financial statements were authorized and approved for issue on August 12, 2021.
2.3
Income tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.
2.4
Changes in accounting policies and disclosures

The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2021:
•
Revisions to the classification of liabilities as either current or non-current (Amendment to IAS 1)

•
Property, Plant and Equipment — Proceeds before Intended Use (Amendment to IAS 16)

•
Reference to the Conceptual Framework (Amendment to IFRS 3)

•
Costs which should be included in the cost of fulfilling a contract when determining whether a contract is onerous (Amendment to IAS 37)

•
Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39 and IFRS 7)

•
Annual Improvements to IFRS Standards 2018-2020 Cycle

The amendments to standards listed above did not have any material impact on the financial statements.

2.5
Segment reporting

Operating segments are components of IHS’ business activities about which separate financial statements are available and reported internally to the chief operating decision maker. The Group’s Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.
The Group’s Executive Committee consists of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, both Deputy CFOs, the IHS Nigeria CEO, and the Chief Human Resource Officer.
Where operating segments share similar characteristics, they have been aggregated into reportable segments, of which the Group has identified four: Nigeria, Sub Saharan Africa (“SSA”), Middle East and North Africa (“MENA”) and Latin America (“Latam”).
3.
Critical accounting estimates and assumptions

The preparation of interim financial statements requires management to make certain judgements, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities at the reporting date and the amounts reported for revenues and expenses during the period. The nature of the estimation means that actual outcomes could differ from those estimates.
In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same, except as mentioned below, as those that applied to the consolidated financial statements for the year ended December 31, 2020.
(a)
Going Concern — Coronavirus

The COVID-19 outbreak and resulting measures taken by the federal and state governments in the countries where we operate to contain the virus have required some changes to how we operate (for example travel restrictions, increased working from home, practicing social distancing, increased hygiene measures and enhanced risk and contingency planning). During the current year however, and during the period after June 30, 2021 the financial impact on our business has not been significant as our operational teams were allowed to fulfil their responsibilities and visit sites even when local travel restrictions were in place.
However, in addition to the already known effects, the macroeconomic uncertainty causes disruption to economic activity and it is unknown what the longer-term impact on our business may be. The remaining duration of this pandemic remains uncertain but is expected to continue to impact the way we run our business, in particular in relation to office working and the ability to travel internationally without restriction. The below table outlines Management’s assessment of and response to the main risks arising from the current uncertain situation regarding COVID-19. These risks inherently impact the significant judgements and estimates made by management.
	Assessment	Risk discussion and response
Revenue and profitability	• Limited impact on revenue collections thus far. • Customers continue to perform, and we have not experienced significant deterioration in payments.	• The Group has long-term revenue contracts with its customers amounting to $10.0 billion in contracted revenue.

	Assessment	Risk discussion and response

•
Our ability to collect revenue from our customers is impacted by our customers’ ability to generate and collect revenues from their operations. However, our customers have, in the main, seen an increased demand for their services.

•
The impact on collections has thus far been limited and the Group remains in constant conversation with customers regarding their liquidity and ability to meet their obligations.

•
The Group regularly reviews measures for cost savings whilst maintaining its ability to operate effectively and towards strategic goals.

•
The Group has continued to invest in capital expenditure which supports revenue growth. The Group will continue to invest in capital expenditure relating to revenue growth during 2021.

Liquidity	• Sufficient liquidity is available. • No current impact on going concern.
•
The Group has cash and cash equivalents of $542 million as at June 30, 2021.

•
Management has assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure.

•
In the context of current commitments and available liquidity, management believes that the going concern assumption remains appropriate.

•
All of the Group’s operations are cash generative.

Access to USD	• Moderate risk due to decreased availability.
•
While there has been a reduction in U.S. Dollar liquidity in the Nigerian market, we were still able to source U.S. Dollars locally to fund our semi-annual coupons during the period, and management remain confident that we will be able to do so for the foreseeable future.

	Assessment	Risk discussion and response
Workforce and internal controls	• Minimal impact to date.
•
Employees are working remotely wherever possible or where required by local regulations. This has had a limited impact on the operation of and management oversight over internal controls which continue to operate effectively.

•
Operational employees continue to operate in the field while observing strict safety guidelines.

•
Our IT team monitors the increased risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilises security measures to mitigate such risks.

Supply chain	• Minimal impact to date.
•
The Group works closely with suppliers and contractors to ensure availability of supplies on site, especially diesel supplies which are critical to many of our operations.

•
Regular maintenance of our towers continues while observing strict safety guidelines for our employees and our suppliers and contractors.

Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market. As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, in addition to the impact of COVID-19 on the group’s operations, the Directors have considered:
•
the current economic conditions in the operating markets and how that impacts trading;

•
the impact of macroeconomic factors, particularly interest rates and foreign exchange rates;

•
the status of the Group’s financial arrangements (see also note 19);

•
mitigating actions available should business activities fall behind current expectations; and

•
additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

Whilst inherently uncertain, and we expect some impact to our operations and performance, we currently do not believe that the COVID-19 outbreak will directly have a material adverse effect on our financial condition or liquidity for the foreseeable future. Having carefully considered this and the other factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.
4.
Capital risk management

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The financial statements do not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2020.
There have been no changes in any risk management policies since December 31, 2020.
Fair value hierarchy
The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:
•
Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•
Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•
Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (level 3).

The following tables present the Group’s financial instruments that are measured at fair value at December 31, 2020 and at June 30, 2021.
December 31, 2020	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Fair value through other comprehensive income financial assets	8	—	—	8
Embedded options within listed bonds (note 16)	—	155,196	—	155,196
Non-deliverable forwards (NDF) (note 16)	—	27,495	—	27,495
Embedded derivatives within revenue contracts (note 16)	—	—	(7,285)	(7,285)
	8	182,691	(7,285)	175,414
June 30, 2021	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Fair value through other comprehensive income financial assets	8	—	—	8
Embedded options within listed bonds (note 16)	—	148,048	—	148,048
Non-deliverable forwards (NDF) (note 16)	—	(6,188)	—	(6,188)
Embedded derivatives within revenue contracts (note 16)	—	—	(4,841)	(4,841)
	8	141,860	(4,841)	137,027
At June 30, 2021 the Group had both level 1, level 2 and level 3 financial instruments.
Financial assets in level 1
The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investments in marketable securities classified as fair value through other comprehensive income financial assets.
Financial assets in level 2
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise non-deliverable forwards (NDF) and options embedded in the 2025 Notes and 2027 Notes. Their fair values are determined based on mark-to-market values provided by the counterparty financial institutions or valuation techniques using observable market data.
Financial instruments in level 3
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques are not based on observable market data and rely on entity or market specific estimates. If all significant inputs required to fair value an instrument are not observable, the instrument is included in level 3. Instruments included in level 3 are the bifurcated embedded derivatives within revenue host contracts.
Fair value estimation
	At December 31, 2020		At June 30, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$’000	$’000	$’000	$’000
Financial liabilities
Bank and bond borrowings (note 19)	2,203,209	2,230,846	2,221,003	2,397,151
	2,203,209	2,230,846	2,221,003	2,397,151
The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.
The fair values of current assets and current liabilities are not materially different from their carrying values.
5.
Segment reporting

The Group’s Executive Committee, identified as the chief operating decision maker (CODM), reviews and evaluates the Group’s performance from a business perspective according to how the geographical locations are managed. Regional and operating company management are responsible for managing performance, underlying risks, and effectiveness of operations. Regions are broadly based on a scale and geographic basis because the Group’s risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas, namely Nigeria as the major market, Cameroon, Côte d’Ivoire, Rwanda and Zambia, as our Sub Saharan Africa business (“SSA”), Kuwait as our Middle East and North Africa business (“MENA”) and Brazil, Colombia and Peru as our Latin America business (“Latam”).
The Executive Committee reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.
The CODM has identified four operating segments:
•
Nigeria

•
SSA (formerly referred to as Rest of Africa), which comprises operations in Cameroon, Côte d’Ivoire, Rwanda and Zambia

•
Latam, which comprises operations in Brazil, Colombia and Peru

•
MENA, which comprises operations in Kuwait

Latam and MENA are operating segments effective from February 2020 following the acquisition of IHS Brasil Cessão de Infraestruturas S.A. and IHS Kuwait Limited.

Effective in October 2020, the Company changed its operating segments based on the internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Accordingly, the segment disclosures reflect the change in operating segments retrospectively. There was no impact on the amounts reported previously as the segment was comprised of the same operations.
All operating segments are engaged in the business of leasing tower space for communication equipment to Mobile Network Operators (MNOs) and other customers (internet service providers, security functions or private corporations), provide fiber connectivity, provide managed services in limited situations, such as maintenance, operations and leasing services, for certain towers owned by third parties within their respective geographic areas. However, they are managed and grouped within the four reportable segments, which are primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins and geographic basis).
The CODM primarily uses a measure of Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share based payment (credit)/expense, insurance claims, costs relating to this offering and certain other items that management believes are not indicative of the core performance of its business)) to assess the performance of the business. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and which are aggregated in ‘Other’ in the reconciliation of financial statements presented below. These include costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.
There are no revenue transactions which occur between reportable segments. Intercompany finance income, finance costs and loans are not included in the amounts below.
The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets or liabilities, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA, Latam and MENA segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share-based payment and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.

Summarized financial statements for the six months ended June 30, 2020 is as follows:
2020	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues from external customers	490,383	152,001	12,597	9,116	—	664,097
Segment Adjusted EBITDA	327,854	80,541	9,366	4,009	(46,845)	374,925
Depreciation and amortization (note 6 and 7)	(164,318)	(42,537)	(7,897)	(3,842)	(2,430)	(221,024)
Net gain on disposal of property, plant and equipment (note 7)	536	2	—	—	—	538
Insurance claims (note 9)	2,584	—	—	—	—	2,584
Impairment of withholding tax receivables	(14,657)	—	—	—	—	(14,657)
Business combination costs	—	—	(1,001)	—	(10,009)	(11,010)
Other costs(a)	—	—	—	—	(307)	(307)
Impairment of property, plant and equipment and prepaid land	(7,505)	(5,702)	—	—	—	(13,207)
Listing costs	—	—	—	—	(3,171)	(3,171)
Share-based payment expense (note 7)	—	—	—	—	(6,791)	(6,791)
Finance income (note 10)	11,319	281	196	22	1,325	13,143
Finance costs (note 11)	(236,597)	(71,981)	(66,074)	(1,644)	(921)	(377,217)
Loss before income tax	(80,784)	(39,396)	(65,410)	(1,455)	(69,149)	(256,194)
Addition of property, plant and equipment and intangible assets:
— through business combinations	—	—	760,246	101,852	—	862,098
— in the normal course of business	60,248	35,263	5,582	2,725	1,195	105,013
Segment assets (at June 30, 2020)	2,180,911	985,982	642,022	128,197	171,697	4,108,809
Segment liabilities (at June 30, 2020)	765,846	523,438	239,897	41,562	1,428,232	2,998,975

(a)
Other costs for the six months ended June 30, 2020 related to aborted transaction costs.

Summarized financial statements for the six months ended June 30, 2021 is as follows:
2021	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues from external customers	557,863	167,110	24,730	13,866	—	763,569
Segment Adjusted EBITDA	420,191	94,667	17,875	6,152	(48,856)	490,029
Depreciation and amortization (note 6 and 7)	(123,336)	(37,082)	(13,716)	(6,493)	(3,298)	(183,925)
Net gain/(loss) on disposal of property, plant and equipment (note 7)	1,153	380	3	2	—	1,538
Insurance claims (note 9)	5,402	—	—	—	—	5,402
Impairment of withholding tax receivables	(32,684)	—	—	—	—	(32,684)
Business combination costs	—	—	(4,605)	—	(1,343)	(5,948)
Other costs(a)	—	—	(210)	—	(9,983)	(10,193)
Impairment of property, plant and equipment and prepaid land	(612)	(642)	(1,559)	—	—	(2,813)
Listing costs	—	—	—	—	(4,035)	(4,035)
Share-based payment expense (note 7)	—	—	—	—	(4,682)	(4,682)
Other income	—	—	1,269	—	—	1,269
Finance income (note 10)	16,558	231	15,601	39	(15,147)	17,282
Finance costs (note 11)	(59,656)	(28,690)	(9,797)	(1,868)	(54,610)	(154,621)
Profit/(loss) before income tax	227,016	28,864	4,861	(2,168)	(141,954)	116,619
Addition of property, plant and equipment and intangible assets:
— through business combinations	—	—	257,854	5,388	—	263,242
— in the normal course of business	112,875	22,637	48,270	7,470	3,145	194,397
Segment assets (at June 30, 2021)	2,100,992	987,326	1,044,422	152,425	398,446	4,683,611
Segment liabilities (at June 30, 2021)	767,949	498,596	425,839	102,611	1,566,575	3,361,570

(a)
Other costs for the six months ended June 30, 2021 included non-recurring professional costs related to financing of $9.2 million and aborted transaction costs of $1.0 million.

Geographical information:
The following countries contribute material revenue and/or have material non-current assets in country as follows:
	Six months ended June 30, 2020	Six months ended June 30, 2021
	$’000	$’000
Revenue
Nigeria	490,383	557,863
Rest of world	173,714	205,706
	664,097	763,569
	December 31, 2020	June 30, 2021
	$’000	$’000
Non-current assets*
Nigeria	1,654,318	1,635,829
Côte d’Ivoire	330,705	n.a. as less than 10%
Brazil	641,253	897,867
Rest of world	626,991	1,002,511
	3,253,267	3,536,207

*
Non-current assets exclude fair value through other comprehensive income financial assets, derivative financial instrument assets, non-current trade and other receivables and deferred tax assets.

Revenue from two tier one customers represents approximately 10% or more of the Group’s total revenue as follows:
	Six months ended June 30, 2020	Six months ended June 30, 2021
Customer A	66%	66%
Customer B	14%	14%

6.
Cost of sales

	Six months ended June 30, 2020	Six months ended June 30, 2021
	$’000	$’000
Tower repairs and maintenance	38,604	36,653
Power generation	107,098	114,681
Short term site rental	4,011	3,960
Short term other rent	1,056	2,250
Vehicle maintenance and repairs	765	1,127
Site regulatory permits	11,929	15,650
Security services	16,295	18,419
Insurance	2,397	2,084
Staff costs	11,460	13,452
Travel costs	2,823	3,936
Professional fees	1,281	1,365
Depreciation (note 14)	201,050	161,590
Amortization (note 15)	15,872	16,559
Impairment of property, plant and equipment and prepaid land rent	13,207	2,813
Other	8,001	5,501
	435,849	400,040
Foreign exchange gains and losses on cost of sales are included in Other.
7.
Administrative expenses

	Six months ended June 30, 2020	Six months ended June 30, 2021
	$’000	$’000
Facilities, short term rental and upkeep	7,342	12,261
Depreciation (note 14)	2,664	4,191
Amortization (note 15)	1,438	1,585
Travel costs	4,457	3,497
Staff costs	42,935	48,345
Key management compensation	3,172	3,689
Share-based payment expense	6,791	4,682
Professional fees	18,720	28,091
Business combination transaction costs	11,010	5,948
Impairment of withholding tax receivables*	14,657	32,684
Net gain on disposal of property, plant and equipment	(538)	(1,538)
Operating taxes	122	1,221
Other	9,615	8,591
	122,385	153,247

*
Withholding tax was impaired following the Group’s assessment of the recoverability of withholding tax assets based on a five-year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

Foreign exchange gains and losses on administrative expenses are included in other.
8.
(Loss allowance)/reversal of loss allowance on trade receivables

The net credit of $36.6 million arising in respect of loss allowances for trade receivables (2020: expense of $1.3 million) represents the net impact of the reversal of allowances made in previous periods in respect of balances recovered in the period or no longer considered doubtful partially offset by new or increased provisions for balances now assessed as doubtful.
9.
Other income

	Six months ended June 30, 2020	Six months ended June 30, 2021
	$’000	$’000
Insurance claims	2,584	5,402
Other income	774	1,654
	3,358	7,056

10.
Finance income

	Six months ended June 30, 2020	Six months ended June 30, 2021
	$’000	$’000
Interest income – bank deposits	3,174	2,352
Net foreign exchange gain on derivative instruments – unrealized	9,631	—
Net foreign exchange gain on derivative instruments – realized	338	12,504
Fair value gain on embedded derivative within revenue contract	—	2,426
	13,143	17,282

11.
Finance costs

	Six months ended June 30, 2020	Six months ended June 30, 2021
	$’000	$’000
Interest expenses – third party loans	91,812	78,857
Unwinding of discount on decommissioning liability	435	2,024
Interest and finance charges paid/payable for lease liabilities	11,881	14,370
Net foreign exchange loss arising from financing – unrealized	234,861	6,004
Net foreign exchange loss arising from financing – realized	8,719	35,874
Net foreign exchange loss on derivative instruments – unrealized	—	6,200
Fair value loss on embedded options	25,353	7,148
Fees on loans and financial derivatives	4,156	4,144
	377,217	154,621

12.
Taxation

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate for the period by jurisdiction.
	Six months ended June 30, 2020	Six months ended June 30, 2021
	$’000	$’000
Current taxes on income	48,051	46,200
Deferred income taxes	48,645	(6,187)
Total taxes	96,696	40,013
The tax expense in the six months ended June 30, 2020 includes an underprovision for the year ended December 31, 2019 of $14.7 million in the Nigeria segment. The underprovision represents the retrospective impact of the application of recent clarifications of amendments in the Nigeria Finance Act of 2019 (FA2019) which limit the deductibility of interest expense and realized foreign exchange losses for companies in Nigeria to a proportion of earnings before interest, taxes, depreciation and amortization of the Nigerian company in that accounting period (as defined by the FA2019). This resulted in the disallowance of a significant portion of such costs incurred in Nigeria in 2020 which were previously expected to be deductible against 2020 taxable income, and which have now been carried forward to be applied against taxable income in future periods, subject to the same limitations and within a five year period.
13.
(Loss)/income per share

The following table sets forth basic and diluted net income per common share computational data (in thousands, except per share data):
	Six months ended June 30, 2020	Six months ended June 30, 2021
	$’000	$’000
(Loss)/profit attributable to equity holders ($’000)	(352,890)	76,606
Less: allocation of loss to non-controlling interest ($’000)	(393)	(717)
(Loss)/profit attributable to IHS common shareholders ($’000)	(352,497)	77,323
Basic weighted average shares outstanding (‘000)	147,051,494	147,051,494
Potentially dilutive securities (‘000)	11,609,086	11,719,073
Potentially dilutive weighted average common shares outstanding (‘000)	158,660,580	158,770,567
(Loss)/profit per share:
Basic (loss)/income per share ($)	(0.00)	0.00
Diluted (loss)/income loss per share ($)	(0.00)	0.00
Potentially dilutive securities include share-based compensation options, but for the six months ended June 30, 2020 these securities are currently anti-dilutive and thus do not impact diluted loss per share.

14.
Property, plant and equipment

	Towers and tower equipment	Land and buildings	Furniture and office equipment	Motor vehicles	Capital work in progress	Total (excluding Right of use asset)	Right of use assets
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2020	2,527,637	51,734	15,877	19,824	85,060	2,700,132	406,897
Additions during the year	10,287	768	2,470	2,576	87,014	103,115	72,888
Additions through business combinations	144,388	566	305	—	4,970	150,229	129,711
Reclassification	91,165	887	808	658	(93,518)	—	—
Transfer from advance payments	124,272	620	91	—	(2,997)	121,986	—
Disposals*	(23,591)	(1,203)	(95)	(1,310)	—	(26,199)	(15,721)
Effects of movement in exchange rates	(214,038)	(5,936)	(1,287)	(1,600)	(5,883)	(228,744)	(44,181)
At December 31, 2020	2,660,120	47,436	18,169	20,148	74,646	2,820,519	549,594
At January 1, 2021	2,660,120	47,436	18,169	20,148	74,646	2,820,519	549,594
Additions during the period	15,824	790	2,877	3,676	77,245	100,412	53,210
Additions through business combinations (note 27)	59,217	968	93	—	1,663	61,941	41,709
Reclassification	46,152	1,363	—	—	(47,515)	—	—
Transfer from advance payments	30,480	1,134	—	—	6,772	38,386	—
Disposals*	(12,138)	—	(46)	(1,361)	—	(13,545)	(12,129)
Effects of movement in exchange rates	(19,934)	(141)	(170)	(369)	(451)	(21,064)	3,766
At June 30, 2021	2,779,721	51,550	20,923	22,094	112,360	2,986,649	636,150
Accumulated depreciation and impairment
At January 1, 2020	1,134,484	1,163	12,678	14,652	—	1,162,977	37,035
Charge for the year	315,131	331	2,547	1,959	—	319,968	54,089
Impairment	26,824	421	—	—	—	27,245	—
Disposals*	(21,435)	—	(41)	(1,294)	—	(22,770)	(5,594)
Effects of movement in exchange rates	(102,812)	(187)	(893)	(1,049)	—	(104,941)	(4,066)
At December 31, 2020	1,352,192	1,728	14,291	14,268	—	1,382,479	81,464
At January 1, 2021	1,352,192	1,728	14,291	14,268	—	1,382,479	81,464
Charge for the period**	132,859	148	2,008	1,235	—	136,250	29,805
Impairment/(reversal of impairment)	1,316	(318)	—	—	—	998	1,632
Disposals*	(8,809)	—	(42)	(1,352)	—	(10,203)	(5,124)
Effects of movement in exchange rates	(15,996)	(9)	(160)	(220)	—	(16,385)	(180)
At June 30, 2021	1,461,562	1,549	16,097	13,931	—	1,493,139	107,597
Net book value
At December 31, 2020	1,307,928	45,708	3,878	5,880	74,646	1,438,040	468,130
At June 30, 2021	1,318,159	50,001	4,826	8,163	112,360	1,493,509	528,553

*
The disposals value of right of use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.

**
The charge for the period does not agree to the charge in the condensed consolidated statement of income and other comprehensive income due to the indirect taxes benefit ($0.3 million) in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

The impairment in the year ended December 31, 2020 and the period ended June 30, 2021 relates to towers on certain sites made dormant following the consolidation of customer equipment between sites, such towers being no longer in use and with no installed customer equipment, and to a $5.7 million impairment for the period ended December 31, 2020 in Cameroon following a fire at a warehouse site. It was determined that the recoverable amounts were nil and therefore their carrying amounts were written down to the recoverable amount. The impairment losses have been recognized in cost of sales in the consolidated statement of income and other comprehensive income/(loss).
15.
Goodwill and other intangible assets

	Goodwill	Customer- related intangible assets	Network- related intangible assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2020	518,392	496,990	43,556	14,592	20,902	1,094,432
Additions during the year	—	—	—	4	2,460	2,464
Additions through business combinations	232,030	324,290	36,831	—	33	593,184
Disposals	—	—	—	(1)	(475)	(476)
Effects of movement in exchange rates	(93,915)	(88,846)	(6,835)	1,201	(829)	(189,224)
At December 31, 2020	656,507	732,434	73,552	15,796	22,091	1,500,380
At January 1, 2021	656,507	732,434	73,552	15,796	22,091	1,500,380
Additions during the period	—	—	—	11	2,378	2,389
Additions through business combinations (note 27)	84,001	70,335	4,760	—	496	159,592
Effects of movement in exchange rates	10,242	11,288	1,034	(457)	73	22,180
At June 30, 2021	750,750	814,057	79,346	15,350	25,038	1,684,541
Accumulated amortization
At January 1, 2020	251	89,885	15,955	5,067	15,501	126,659
Charge for the year	—	26,921	4,070	871	3,553	35,415
Disposals	—	—	—	—	(475)	(475)
Effects of movement in exchange rates	—	(7,091)	(1,003)	518	(740)	(8,316)
At December 31, 2020	251	109,715	19,022	6,456	17,839	153,283
At January 1, 2021	251	109,715	19,022	6,456	17,839	153,283
Charge for the period	—	13,779	2,103	470	1,792	18,144
Effects of movement in exchange rates	—	(442)	(106)	(199)	(284)	(1,031)
At June 30, 2021	251	123,052	21,019	6,727	19,347	170,396
Net book value
At December 31, 2020	656,256	622,719	54,530	9,340	4,252	1,347,097
At June 30, 2021	750,499	691,005	58,327	8,623	5,691	1,514,145

Network-related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships.
16.
Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the statement of income and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).
The underlying contractual notional amounts for the derivative instruments are as follows, at December 31, 2020 and at June 30, 2021:
	December 31, 2020	June 30, 2021
	$’000	$’000
Derivative instruments
Non-deliverable forwards	652,088	124,298
Embedded options within listed bonds	1,450,000	1,450,000
Embedded derivatives within revenue contracts	—*	—*
	2,102,088	1,574,298

*
This is nil as it is a non-financial contract

The fair value balances are as follows:
	December 31, 2020	June 30, 2021
	$’000	$’000
Derivative instruments
Non-deliverable forwards	27,495	(6,188)
Embedded options within listed bonds	155,196	148,048
Embedded options within revenue contracts	(7,285)	(4,841)
	175,406	137,019
The change in fair value of the derivative instruments has been recorded in the statement of income and other comprehensive income as follows:
	Six months ended June 30, 2020	Six months ended June 30, 2021
	$’000	$’000
Derivative instruments
Non-deliverable forwards	9,631	(6,200)
Embedded options within listed bonds	(25,353)	(7,148)
Embedded options within revenue contracts	—	2,426
	(15,722)	(10,922)

17.
Trade and other receivables

	December 31, 2020	June 30, 2021
	$’000	$’000
Current
Trade receivables	334,452	247,378
Less: impairment provisions	(133,800)	(48,307)
Net trade receivables*	200,652	199,071
Other receivables**	85,011	72,548
Prepaid land rent	1,588	2,419
Other prepaid expenses	16,538	19,458
Advance payments	18,766	22,021
Withholding tax	800	893
VAT receivables	3,832	4,394
	327,187	320,804
Non-current
Accrued income and lease incentive	15,481	17,389
Payment in advance for property, plant and equipment	20,928	65,898
	36,409	83,287

*
The fair value is equal to their carrying amount.

**
Included in other receivables are margins on NDF’s.

Payment in advance for property, plant and equipment relates to the future supply of tower and tower equipment. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables.
18.
Trade and other payables

	December 31, 2020	June 30, 2021
	$’000	$’000
Current
Trade payables	301,813	300,988
Deferred revenue	2,224	8,933
Withholding tax payable	5,694	2,086
Payroll and other related statutory liabilities	27,476	29,004
Other payables	72,286	82,931
	409,493	423,942
Non-current
Other payables	9,565	107
	9,565	107
The non-current other payables for the period ended December 31, 2020 relate to the contingent consideration due at a future date as a result of the IHS Kuwait Limited business combination in February 2020.

19.
Borrowings

	December 31, 2020	June 30, 2021
	$’000	$’000
Non-current
Senior Notes	1,428,398	1,430,058
Bank borrowings	588,692	546,782
External debt	2,017,090	1,976,840
Current
Senior Notes	32,352	31,825
Bank borrowings	153,767	212,338
External debt	186,119	244,163
Total borrowings	2,203,209	2,221,003
External debt
External debt at June 30,2021 is made up of the following:
	Currency	Maturity date	Interest rate	2021
				$’000
Senior notes
IHS Netherlands Holdco B.V.	U.S. Dollar	2027	8.00%	947,190
IHS Netherlands Holdco B.V.	U.S. Dollar	2025	7.13%	514,693
Bank borrowings
INT Towers Limited	Nigeria Naira	2024	2.50% + 3M NIBOR	343,787
INT Towers Limited	U.S. Dollar	2024	3.75% + 3M LIBOR	105,478
IHS Zambia Limited	U.S. Dollar	2027	5.00% + LIBOR	93,660
IHS Brasil Participações Ltda	Brazilian Real	2029	3.65%+CDI	78,324
IHS Kuwait Limited	Kuwait Dinar	2029	2.00% + 3M KIBOR	52,884
IHS Côte d’Ivoire S.A.	CFA Franc	2022	6%	43,014
IHS Côte d’Ivoire S.A.	Euro	2022	3.75% + 3M EURIBOR	32,751
IHS Rwanda Limited	U.S. Dollar	2022	6.50% + 3M LIBOR	9,222
				2,221,003
IHS Zambia Limited
On March 4, 2021 IHS Zambia Limited made a one-off payment of $0.6 million and extended the term of the remaining fully drawn down loan facility of $95.0 million. The lenders were replaced with the development finance institution (“IFC”) and commercial bank (“SCB”). The maturity was extended to December 2027 for both lenders and the principal payments were also deferred by 24 months.
IHS Rwanda Limited
On March 30, 2021, IHS Rwanda Limited fully repaid the Rwandan Franc (RWF) loan facility. No new loan facilities were obtained.
Subsequent to the reporting period, on July 20, 2021, IHS Rwanda Limited fully repaid the $ loan facility. No new loan facilities were obtained and no amounts remain outstanding under any third party loan facilities in Rwanda.

IHS Brasil - Cessão De Infraestruturas S.A.
IHS Brasil - Cessão De Infraestruturas S.A. had fully drawn down R$30 million (approximately $5.5 million) and R$170 million (approximately $31.2 million) of the loan facilities with Banco Safra and Itau BBA respectively, at December 31, 2020. Both loan facilities were fully repaid in May 2021. No new loan facilities were obtained directly by this entity.
IHS Brasil Participações Ltda
On May 21, 2021 and June 28, 2021 IHS Brasil Participações Ltda obtained loan facilities for R$300 million (approximately $56.7 million) with Itaú bank and R$100 million (approximately $20 million) from Banco do Brasil respectively. The loan facilities have an annual interest rate of CDI + 3.65% and are repayable in May 2029. Interest payments are due monthly and principal payments have a grace period of 1 year from inception of the loan facilities. IHS Brasil – Cessão de Infraestruturas S.A. is a guarantor to the loan facilities.
20.
Lease liabilities

	December 31, 2020	June 30, 2021
	$’000	$’000
Current	28,246	28,379
Non-current	286,501	353,190
Total lease liabilities	314,747	381,569
Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the period, payments to the value of $42.0 million were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.
At June 30, 2021, the contractual maturities of the lease liabilities were as follows:
	Carrying value	Total contractual cash flows	Within 1 year	2 – 3 years	4 – 5 years	Over 5 years
	$’000	$’000	$’000	$’000	$’000	$’000
2021
Lease liabilities	381,569	713,110	57,529	104,073	97,306	454,202
Lease obligations contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at June 30, 2021 is 14.2 years.

21.
Provisions for other liabilities and charges

Decommissioning and site restoration provision
	Year ended December 31, 2020	Six month period ended June 30, 2021
	$’000	$’000
At January 1	33,568	53,266
Additions through business combinations (note 27)	15,437	8,347
Increase in provisions	8,315	3,836
Payments for tower and tower equipment decommissioning	(65)	(249)
Unwinding of discount	2,644	2,024
Effects of movement in exchange rates	(6,633)	404
At end of year/period	53,266	67,628
Analysis of total decommissioning and site restoration provisions:
Non-current	49,469	63,863
Current	3,797	3,765
	53,266	67,628
This provision relates to the probable obligation that the Group may incur to dismantle and remove assets from tower sites. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using the current borrowing rates of individual operations within the Group. The amount provided for each site has been discounted based on the respective lease terms attached to each site.
22.
Stated capital

	Class A shares			Class B shares
	Number of shares	Stated capital	Stated capital net of issue costs	Number of shares	Stated capital	Stated capital net of issue costs
	000’s	$’000	$’000	000’s	$’000	$’000
At December 31, 2020	130,492,567	4,233,335	4,231,856	16,558,927	299,405	299,014
At June 30, 2021	130,492,567	4,233,335	4,231,856	16,558,927	299,405	299,014

23.
Other reserves

	Fair value through other comprehensive income reserve	Restructuring reserve	Share- based payment reserve	Loss on transaction between owners	Foreign exchange translation reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2020	(6)	4,019	504,331	(840,359)	(255,140)	(587,155)
Other comprehensive income	—	—	—	—	94,434	94,434
Recognition of share-based payment expense	—	—	7,216	—	—	7,216
At December 31, 2020	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)
At January 1, 2021	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)
Other comprehensive income	—	—	—	—	15,886	15,886
Recognition of share-based payment expense	—	—	4,577	—	—	4,577
At June 30, 2021	(6)	4,019	516,124	(840,359)	(144,820)	(465,042)

24.
Non-controlling interest

	Six month period ended June 30, 2020	Six month period ended June 30, 2021
		$’000
Balance at January 1	—	14,216
NCI arising on business combination	14,195	611
Loss for the period	(393)	(717)
Other comprehensive loss/(income)	(139)	170
Balance at June 30	13,663	14,280
In February 2020, the Group, via IHS GCC KW Holding Limited (“IHS GCC KW”) a subsidiary of the Group, entered into an agreement to purchase 1,620 towers from Mobile Telecommunications Company K.S.C.P. (“Zain”). As part of the agreement, Zain subscribed for shares in IHS GCC KW representing 30 per cent of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. Refer to note 27.
25.
Share-based payment obligation

The total charge to the profit and loss for the 6 months ended June 30, 2021 was $4.7 million.

26.
Cash from operations

	Six months ended June 30, 2020	Six months ended June 30, 2021
	$’000	$’000
Reconciliation:
(Loss)/profit before taxation	(256,194)	116,619
Adjustments:
Depreciation of property, plant and equipment (note 6 and 7)	203,714	165,781
Amortization of intangible assets (note 6 and 7)	17,310	18,144
Impairment of property, plant and equipment and prepaid land rent (note 6)	13,207	2,813
Loss allowance/(reversal of loss allowance) on trade receivables (note 8)	1,341	(36,620)
Impairment of withholding tax receivables (note 7)	14,657	32,684
Amortization of prepaid site rent	238	4,346
Net gain on disposal of plant, property and equipment (note 7)	(538)	(1,538)
Insurance income (note 9)	(2,584)	(5,402)
Finance costs (note 11)	377,217	154,621
Finance income (note 10)	(13,143)	(17,282)
Impairment of inventory	—	(176)
Share-based payment expense (note 7)	6,791	4,682
Operating profit before working capital changes	362,016	438,672
Changes in working capital
(Increase)/decrease in inventory	(1,083)	12,136
Increase in trade and other receivables	(66,952)	(32,786)
Increase/(decrease) in trade and other payables	12,950	(25,804)
Net movement in working capital	(55,085)	(46,454)
Cash from operations	306,931	392,218

27.
Business Combinations

For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. There were two acquisitions in the period occurring in January 2021 and March 2021. Had these businesses been acquired on January 1, 2021, the amount of revenue and profit for the period ended June 30, 2021 for the Group would have been approximately $767 million and $75 million, respectively.
Skysites Holdings S.A.
IHS Holding Limited acquired 100% of the share capital of Skysites Holdings S.A. (“Skysites”), a telecommunications services provider, with related passive infrastructure and ground leases on January 6, 2021. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.
The accounting for the business combination is incomplete for valuation of all assets and liabilities. The amounts recognized in the financial statements for the business combination thus have been determined only provisionally.

The provisional goodwill of $26.1 million arising from the acquisition is attributable to the entry into a new geographical market for IHS, and value in customer related intangible assets beyond their contractual life. None of the goodwill recognized is currently expected to be deductible for income tax purposes.
The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and profit of the acquiree since the acquisition date included in the condensed consolidated statement of income and other comprehensive income.
2021
$’000
Gross consideration	40,611
Less: non-cash consideration	(4,169)
Less: cash in business at the date of acquisition	(2,775)
Foreign exchange loss incurred	1,560
Net cash consideration	35,227
Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	11,417
Land	15
Furniture and office equipment	11
Capital work in progress	535
Customer related intangible asset	4,703
Right of use asset	9,675
Trade and other receivables	713
Trade and other payables	(1,132)
Provisions for other liabilities and charges	(2,548)
Lease liabilities	(10,071)
Deferred tax	(1,600)
Total identifiable net assets acquired	11,718
Goodwill	26,118
Revenue – post-acquisition	1,911
Loss – post-acquisition	(301)
Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Cooperatief U.A.
IHS Holding Limited acquired 100% of the share capital of Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Cooperatief U.A. (together “Centennial”), a telecommunications services provider, with related passive infrastructure and ground leases in two parts, on March 19, 2021 and on April 8, 2021, respectively. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.
The accounting for the business combination is incomplete for valuation of all assets and liabilities. The amounts recognized in the financial statements for the business combination thus have been determined only provisionally.
The provisional goodwill of $14.5 million and $42.6 million arising from the Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Cooperatief U.A. acquisitions respectively, is attributable to the entry into a new geographical market for IHS, and value in customer related intangible assets beyond their contractual life. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and profit of the acquiree since the acquisition date included in the condensed consolidated statement of income and other comprehensive income.
	Brazil 2021	Colombia 2021	Total 2021
	$’000	$’000	$’000
Gross consideration	93,900	47,051	140,951
Less: cash in business at the date of acquisition	(260)	(659)	(919)
Net cash consideration	93,640	46,392	140,032
Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	34,702	11,811	46,513
Land	407	546	953
Furniture and office equipment	65	17	82
Capital work in progress	628	500	1,128
Right of use asset	22,273	9,761	32,034
Customer related intangible asset	33,605	29,613	63,218
Network related intangible asset	2,355	1,573	3,928
Software	495	1	496
Trade and other receivables	2,363	3,023	5,386
Trade and other payables	(1,471)	(3,646)	(5,117)
Provisions for other liabilities and charges	(5,272)	(527)	(5,799)
Lease liabilities	(24,028)	(10,458)	(34,486)
Tax Payable	(2,809)	(625)	(3,434)
Deferred tax	(12,231)	(9,668)	(21,899)
Total identifiable net assets acquired	51,082	31,921	83,003
Goodwill	42,558	14,471	57,029
Revenue – post-acquisition			3,147
Profit – post-acquisition			414
IHS Kuwait Limited
In the 2020 financial year IHS GCC KW Holding Limited (‘IHS GCC KW’), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (‘Zain’) comprising 1,162 towers.
On April 29, 2021 IHS GCC KW completed the third stage of the acquisition of 1,620 towers from Zain comprising 67 towers.
The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations / With Limited Liability (‘IHS Kuwait’) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers. As part of the agreement, Zain subscribed for shares in IHS GCC KW representing 30 per cent of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.
The additional goodwill of $0.9 million arising from the acquisition is attributable to the entry into a new geographical market for IHS, the application of the Group’s expertise and processes which is anticipated to deliver additional value from the acquired assets through high service levels, and value in customer related intangible assets beyond their contractual life.
The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 67 towers, and the amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of income and other comprehensive income/(loss).
2021
$’000
Gross consideration	4,252
Less: consideration received in exchange for a retained 30% interest (by Zain) in IHS GCC KW	(638)
Net cash consideration	3,614
Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	1,288
Customer related assets	2,415
Network-related assets	832
Trade and other receivables	436
Trade and other payables	(1,573)
Total identifiable net assets acquired	3,398
Goodwill	854
Revenue – post-acquisition	267
Profit – post-acquisition	57

28.
Capital commitments and contingent liabilities

28.1 Capital commitments
The Group was committed to the supply of property, plant and equipment of approximately $202.9 million at June 30, 2021 (December 31, 2020: $109.9 million).
28.2 Contingent liabilities
The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.
The Group’s contingent liabilities in respect of litigations and claims amounted to $2.6 million at the end of the reporting period (December 31, 2020: $2.6 million).
Based on legal advice received, the Group’s liability is not likely to crystallize, thus no provisions have been made in these financial statements.
29.
Acquisition of a controlling interest in FiberCo Soluções de Infraestrutura Limitada (“FiberCo”)

On May 5, 2021, the Company signed agreements with TIM S.A. (“TIM”) to acquire a controlling interest in FiberCo for a gross consideration of approximately R$1.6 billion (approximately $310 million). Under the agreements the Company will own a 51% stake and TIM the remaining 49%. Upon completion, FiberCo’s asset base will include TIM’s secondary network infrastructure, covering 3.5 million Fiber-to-the-Home and 3.5 million Fiber-to-the-Cabinet households, resulting in a total of 6.4 million households covered (allowing for 0.6 million of overlapping coverage). FiberCo will be responsible for the deployment of new fiber infrastructure for TIM, and the operation and maintenance of all such fiber infrastructure. TIM will be an anchor tenant across the network under a long-term master services agreement.
The transaction remains subject to customary antitrust and regulatory approvals, such as the Agência Nacional de Telecomunicações — ANATEL and the Conselho Administrativo de Defesa Econômica — CADE.
30.
Events after the reporting period

(a)
IHS Holding Revolving Credit Facility

On July 23, 2021 the IHS Holding Revolving Credit Facility increased by $20 million from $225 million to $245 million. The $245 million borrowing facility remains undrawn.
(b)
IHS Rwanda Limited

On July 20, 2021, IHS Rwanda Limited fully repaid the $ loan facility. No new loan facilities were obtained and no amounts remain outstanding under any third party loan facilities in Rwanda.
(c)
IHS Holding Limited Bridge Facility (“Bridge Facility”)

On August 10, 2021, IHS Holding Limited entered into a $500 million Bridge Facility agreement, between, amongst others, IHS Holding Limited, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank, as mandated lead arrangers and Standard Chartered Bank, as facility agent. The initial term of the Bridge Facility is 12 months, with the option for a further 6-month extension. The interest rate per annum applicable to loans made under the Bridge Facility is equal to LIBOR plus a margin of 3.50% per annum, increasing by 0.50% every three months for a period of 18 months. The Bridge Facility is currently unsecured and unguaranteed. The credit agreement governing the Bridge Facility contains information and negative covenants and requires IHS to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. No drawdowns have been made to date.

           Shares
IHS Holding Limited
Ordinary Shares

PROSPECTUS

Joint Global Coordinators
Goldman Sachs & Co. LLC	J.P. Morgan	Citigroup
Joint Book-Running Managers
RBC Capital Markets	Barclays	Absa Bank Limited
Co-managers
Cowen	Investec	RenCap	RMB
Academy Securities	Loop Capital Markets	Ramirez & Co., Inc.	Siebert Williams Shank	Tigress Financial Partners

Through and including                 , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required In Prospectus
Item 6.   Indemnification of directors and officers
Cayman Islands law does not limit the extent to which a company’s amended and restated memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors’ or officers’ dishonesty, wilful default or fraud.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.
Our Articles will provide:
“Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.
140. No Indemnified Person shall be liable:
(a)
for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)
for any loss on account of defect of title to any property of the Company; or

(c)
on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)
for any loss incurred through any bank, broker or other similar Person; or

(e)
for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)
for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.”
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our executive officers and directors.
We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

In any underwriting agreement we enter into in connection with the sale of the ordinary shares being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended against certain liabilities.
Item 7.   Recent sales of unregistered securities
Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also, included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.
On September 18, 2019, our wholly owned subsidiary, IHS Netherlands Holdco B.V., issued $500 million of 7.125% Senior Notes due 2025 and $800 million of 8.0% Senior Notes due 2027. The proceeds from the notes were used to refinance existing debt and pay fees and expenses related to the offering, including discounts and commissions to Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Goldman Sachs International and Standard Chartered Bank, the initial purchasers of the senior notes. The issuance and sale of the senior notes was exempt from the registration requirements of the Securities Act because the senior notes were sold to the initial purchasers in transactions not involving a public offering pursuant to Section 4(a)(2) thereof and the senior notes were sold by the initial purchasers to qualified institutional investors pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.
Between October and December 2019, we issued 345,400,314 shares of ordinary shares to three accredited investors at a per share exercise price between $0.0300915 and $0.0501525 pursuant to the exercise of the warrants held by these investors in accordance with the warrant agreements entered into with such investors in 2012.
On July 31, 2020, IHS Netherlands Holdco B.V. issued an additional $140 million in aggregate principal amount of 2027 Notes and an additional $10 million in aggregate principal amount of 2025 Notes, resulting in an aggregate principal amount of $510 million of 2025 Notes and $940 million of 2027 Notes. The proceeds will be used for general corporate purposes. The issuance and sale of the additional 2025 Notes and the additional 2027 Notes are exempt from the registration requirements of the Securities Act because the additional 2025 Notes and the additional 2027 Notes were sold to the initial purchasers in transactions not involving a public offering pursuant to Section 4(a)(2) thereof and the senior notes were sold by the initial purchasers to qualified institutional investors pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.
Item 8.   Exhibits
(a)
The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1*	Specimen Ordinary Share Certificate of the Registrant.
4.2*	Form of Registration Rights Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited.
4.3*	Form of Shareholders’ Agreement by and between IHS Holding Limited and certain security holders of IHS Holding Limited.
4.4*	Indenture, dated as of September 18, 2019, among IHS Netherlands Holdco B.V., as issuer, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar.

4.5*	Supplemental Indenture, dated as of June 17, 2021, among IHS Netherlands Holdco B.V., as issuer, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar.
5.1*	Opinion of Walkers (Cayman) LLP as to the validity of the securities being offered.
10.1*	Form of Long Term Incentive Plan
10.2*	2021 Omnibus Incentive Plan
10.3*	Amended and Restated Revolving Credit Agreement, dated as of June 2, 2021, among IHS Holding Limited, as borrower, Citibank, N.A., London Branch as global coordinator, Citibank, N.A., London Branch, Absa Bank Limited (acting through its Corporate and Investment Banking division), Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and Standard Chartered Bank Dubai International Financial Centre Branch, regulated by the Dubai Financial Services Authority, as mandated lead arrangers, Citibank Europe Plc, UK Branch, as facility agent, and the financial institutions listed therein as the original lenders.
10.4#	Bridge Facility Agreement, dated August 10, 2021, among IHS Holding Limited, GoldmanSachs Lending Partners LLC, JPMorgan Chase Bank, N.A., London Branch and StandardChartered Bank, as mandated lead arrangers, Standard Chartered Bank, as facility agent, andthe financial institutions listed therein as the original lenders.
10.5*	Credit Agreement, dated September 3, 2019, among IHS Netherlands Holdco B.V. as holdco and guarantor, and, IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors, each of IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank, N.A., London Branch, Goldman Sachs Bank USA, J.P. Morgan Securities plc, FirstRand Bank Limited (London Branch) (acting through its Merchant Bank division) and Standard Chartered Bank, as mandated lead arrangers, Ecobank Nigeria Limited as agent and the financial institutions listed therein as the original lenders.
21.1*	List of subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Analysys Mason Limited.
23.3*	Consent of Walkers (Cayman) LLP (included in Exhibit 5.1).
24.1	Powers of attorney (included on signature page to the registration statement).
99.1†	Registrant’s Representation under Item 8.A.4

*
To be filed by amendment.

#
Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

†
Previously submitted

(b)
Financial Statement Schedules

None.
Item 9.   Undertakings
The undersigned hereby undertakes:
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in

Item 6 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, United States on September 16, 2021.
IHS Holding Limited
By: /s/ Sam Darwish

Name:   Sam Darwish
Title:      Chairman, Group Chief Executive               Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sam Darwish and Adam Walker and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on September 16, 2021 in the capacities indicated:
Name	Title
/s/ Sam Darwish Sam Darwish	Chairman, Group Chief Executive Officer and Director (principal executive officer)
/s/ Adam Walker Adam Walker	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)
/s/ John Ellis Bush John Ellis Bush	Member of the Board
/s/ Ursula Burns Ursula Burns	Member of the Board
/s/ Bashir El Rufai Bashir El Rufai	Member of the Board
/s/ Nicholas Land Nicholas Land	Member of the Board
/s/ Bryce Fort Bryce Fort	Member of the Board
/s/ Frank Dangeard Frank Dangeard	Member of the Board
/s/ Andrew Dench Andrew Dench	Member of the Board
/s/ Paul Maasdorp Paul Maasdorp	Member of the Board
/s/ Jérôme Michiels Jérôme Michiels	Member of the Board
/s/ Christian Li Christian Li	Member of the Board
/s/ Kathleen Lai Kathleen Lai	Member of the Board

Signature of Authorized U.S. Representative of Registrant
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of IHS Holding Limited has signed this registration statement on September 16, 2021.
By: /s/ Sam Darwish

Name:   Sam Darwish
Title:   Chairman, Group Chief Executive        Officer and Director